Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Acreage Holdings, Inc. (formerly, Applied Inventions Management Corp.)
(“Acreage” or the “Company”)

366 Madison Avenue, 11th Floor
New York, NY 10017

Item 2.	Date of Material Change

November 14, 2018

Item 3.	News Release

News releases disseminated on November 14, 2018 via a Canadian news wire service and filed on SEDAR.

Item 4.	Summary of Material Change

On November 14, 2018, Acreage completed its business combination (the “Business Combination”) with High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“HSCP”).

Item 5.	Full Description of Material Change

On November 14, 2018, Acreage completed its Business Combination with HSCP. In connection with the Business Combination, among other things, the 12,566,144 subscription receipts (the “Subscription Receipts”) issued by Acreage Finco B.C. Ltd. in contemplation of the Business Combination (the “Offering”) were ultimately exchanged for 12,566,144 Class A subordinate voting shares of Acreage (the “Subordinate Voting Shares”). The Business Combination was completed in the manner described in Acreage’s listing statement (the “Listing Statement”) filed on November 14, 2018 with the Canadian Securities Exchange (“CSE”), a copy of which is attached hereto as Schedule “A” and is also available under Acreage’s profile on www.sedar.com.

As part of the Business Combination, Acreage implemented a multiple class share structure such that the outstanding shares of Acreage upon completion of the Business Combination consisted of (i) 21,443,042 Subordinate Voting Shares, (ii) 1,445,887 class B proportionate voting shares (the “Proportionate Voting Shares”), and (iii) 168,000 class C multiple voting shares (the “Multiple Voting Shares”). Each Subordinate Voting Share carries the right to one vote per share on all matters voted on by shareholders of Acreage, each Proportionate Voting Share carries 40 votes per Proportionate Voting Share on all matters voted on by shareholders of Acreage, and each Multiple Voting Share carries with it 3,000 votes per Multiple Voting Share on all matters voted on by the shareholders of

Acreage. All of the Multiple Voting Shares are held or controlled by Kevin Murphy, Acreage’s Chief Executive Officer.

In connection with the Business Combination, Acreage’s officers and directors were replaced such that, among other things, the officers of Acreage are: Kevin Murphy, Chief Executive Officer, George Allen, President, Glen Leibowitz, Chief Financial Officer, Robert Daino, Chief Operating Officer, James A. Doherty, General Counsel & Secretary and Harris Damashek, Chief Marketing Officer, and the board of directors of Acreage consist of: John Boehner, former Speaker of the House of Representatives, Brian Mulroney, former Prime Minister of Canada, Bill Weld, former Massachusetts Governor, Larissa Herda, former Chairman and Chief Executive Officer of TW Telecom, Douglas Maine, former Chief Financial Officer of IBM, Bill Van Faasen, Chair Emeritus of Blue Cross and Blue Shield of Massachusetts, Inc., and Kevin Murphy, Chief Executive Officer of Acreage.

Certain proceeds from the Offering of the Subscription Receipts were placed into escrow (the “Escrowed Proceeds”) upon completion of the Offering as disclosed in Acreage’s press release dated November 13, 2018. The Escrowed Proceeds were released from escrow and ultimately received by Acreage and its subsidiaries in connection with the consummation of the Business Combination.

Acreage received conditional approval from the CSE for the listing of its Subordinate Voting Shares, which commenced trading on the CSE under the ticker symbol “ACRGU” at market open on November 15, 2018. The Proportionate Voting Shares and the Multiple Voting Shares will not be listed on the CSE and the conversion of such securities into Subordinate Voting Shares is governed by Acreage’s Articles.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this Material Change Report.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change and the Material Change Report, and may be contacted by the Commission as follows:

Glen Leibowitz, Chief Financial Officer Telephone: 646.491.6347

Item 9.	Date of Report

November 20, 2018.

Schedule “A” Listing Statement

See attached.

ACREAGE HOLDINGS, INC.

CSE FORM 2A LISTING STATEMENT

November 14, 2018

Acreage Holdings, Inc. will derive a substantial portion of its consolidated revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. Acreage Holdings, Inc. will be indirectly involved (through High Street Capital Partners, LLC) in the cannabis industry in the United States where local state laws permit such activities. Currently, High Street Capital Partners, LLC and its licensed subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the adult-use and medical cannabis marketplaces in various U.S. states.

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved cannabis as a safe and effective drug for any indication.

In the United States, cannabis is largely regulated at the state level. State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the United States, including the Cole Memorandum (as defined herein). With the Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, including in jurisdictions in which the production, distribution and use of cannabis is permitted under state law. U.S. Attorney General Jeff Sessions resigned on November 7, 2018. As of his resignation, Matthew Whitaker is the acting U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Acreage Holdings, Inc.’s business, results of operations, financial condition and prospects would be materially adversely affected.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018 the Canadian Securities Administrators published a staff notice (Staff Notice 51-352) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

Please see the table of concordance under Trends, Commitments, Events or Uncertainties in Section 3.3 for further information on the material facts, risks and uncertainties related to U.S. issuers with cannabis-related activities.

See Section 17 of this Listing Statement - Risk Factors for additional information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Listing Statement contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Resulting Issuer (as defined herein). In addition, the Resulting Issuer may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Resulting Issuer that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Resulting Issuer that address activities, events or developments that the Resulting Issuer expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the RTO (as defined herein); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Resulting Issuer after the date of this Listing Statement, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Resulting Issuer’s business, operations and plans; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Resulting Issuer operates; expectations for other economic, business, regulatory and/or competitive factors related to the Resulting Issuer or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Resulting Issuer are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Resulting Issuer at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Resulting Issuer, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Resulting Issuer and the anticipated use of such funds; the availability of financing opportunities, legal and regulatory risks inherent in the cannabis industry, risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Resulting Issuer; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of the Resulting Issuer’s Founder and the unpredictability caused by the anticipated capital structure; risks relating to the management of growth; increased costs associated with the Resulting Issuer becoming a publicly traded company; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; the limited market for securities of the Resulting Issuer; limited research and data relating to cannabis; as well as those risk factors discussed in Section 17 of this Listing Statement below and as described from time to time in documents filed by the Resulting Issuer with Canadian securities regulatory authorities.

Consequently, all forward-looking statements made in this Listing Statement and other documents of the Resulting Issuer are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences or effects.

Although Acreage Holdings (as defined herein) and Pubco (as defined herein) have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are provided and made as of the date of this Listing Statement and none of the Resulting Issuer, Acreage Holdings or Pubco undertakes any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See “Risk Factors”.

1.	ABOUT THIS LISTING STATEMENT	1
2.	CORPORATE STRUCTURE	9
3.	GENERAL DEVELOPMENT OF THE BUSINESS	13
4.	NARRATIVE DESCRIPTION OF THE BUSINESS	34
5.	SELECTED CONSOLIDATED FINANCIAL INFORMATION	80
6.	MANAGEMENT’S DISCUSSION AND ANALYSIS	81
7.	MARKET FOR SECURITIES	81
8.	CONSOLIDATED CAPITALIZATION	82
9.	OPTIONS TO PURCHASE SECURITIES	83
10.	DESCRIPTION OF THE SECURITIES	85
11.	ESCROWED SECURITIES	101
12.	PRINCIPAL SHAREHOLDERS	101
13.	DIRECTORS AND OFFICERS	102
14.	CAPITALIZATION	109
15.	EXECUTIVE COMPENSATION	112
16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	115
17.	RISK FACTORS	115
18.	PROMOTERS	141
19.	LEGAL PROCEEDINGS	142
20.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	142
21.	AUDITORS, TRANSFER AGENTS AND REGISTRARS	143
22.	MATERIAL CONTRACTS	143
23.	INTEREST OF EXPERTS	144
24.	OTHER MATERIAL FACTS	144
25.	ENFORCEMENT OF JUDGEMENTS	153
26.	FINANCIAL STATEMENTS	153

SCHEDULE “A” PUBCO’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED AUGUST 31, 2018 AND 2017

SCHEDULE “B” PUBCO’S MD&A FOR THE YEARS ENDED AUGUST 31, 2018 AND 2017

SCHEDULE “C” ACREAGE HOLDINGS’ AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “D” ACREAGE HOLDINGS’ MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “E” ACREAGE HOLDINGS’ INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “F” ACREAGE HOLDINGS’ MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “G” PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

SCHEDULE “H” D&B WELLNESS’ AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “I” D&B WELLNESS’ MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “J” D&B WELLNESS’ INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “K” D&B WELLNESS’ MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “L” PRIME WELLNESS OF CONNECTICUT’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “M” PRIME WELLNESS OF CONNECTICUT’S MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “N” PRIME WELLNESS OF CONNECTICUT’S INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “O” PRIME WELLNESS OF CONNECTICUT’S MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “P” THE WELLNESS & PAIN MANAGEMENT CONNECTION’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “Q” THE WELLNESS & PAIN MANAGEMENT CONNECTION’S MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “R” THE WELLNESS & PAIN MANAGEMENT CONNECTION’S INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “S” THE WELLNESS & PAIN MANAGEMENT CONNECTION’S MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “T” PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “U” PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SCHEDULE “V” PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

SCHEDULE “W” PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

1.       ABOUT THIS LISTING STATEMENT

1.1       Glossary of Terms

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Listing Statement. Terms and abbreviations used in the financial statements appended to this Listing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“1940 Act” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“22nd and Burn” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“A&R LLC Agreement” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Acreage Acquisitions” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Acreage Holdings” refers to High Street Capital Partners, LLC;

“Acreage Holdings Members” means the members of Acreage Holdings;

“Acreage Holdings Notes” means the senior secured convertible notes of Acreage Holdings dated as of, on, or about, November 27, 2017;

“Acreage Holdings Units” means the Class A, Class B, Class C, Class C-1, Class D and Class E units in the capital of Acreage Holdings outstanding from time to time;

“Acreage Holdings Warrants” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Acreage ND” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Acreage Support Agreement” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Affiliate” means a corporation that is affiliated with another corporation as described below. A corporation is an “Affiliate” of another corporation if: (i) one of them is the subsidiary of the other; or (ii) each of them is controlled by the same Person. A corporation is “controlled” by a Person if: (i) voting securities of the Corporation are held, other than by way of security only, by or for the benefit of that Person; and (ii) the voting securities, if voted, entitle the Person to elect a majority of the directors of the Corporation. A Person beneficially owns securities that are beneficially owned by: (i) a corporation controlled by that Person; or (ii) an Affiliate of that Person or an Affiliate of any corporation controlled by that Person;

“Agency Agreement” means the agreement entered into by Acreage Holdings and a syndicate of agents led by the Lead Agent in connection with the Finco SR Financing;

“Agents” means a syndicate of agents led by the Lead Agent;

“Allowable capital loss” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“Amalco” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Amalgamation” means the amalgamation of Finco and MergerSub, in accordance with the terms of the Amalgamation Agreement;

“Acquisition Entities” means, collectively, each of Maryland Medicinal Research & Caring, LLC, Prime Consulting Group, LLC / Prime Wellness Centers, Inc., NYCANNA, LLC, South Shore BioPharma, LLC, HSRC NorCal, LLC/CWG Botanicals, Inc., NNC LLC d/b/a Nature’s Care Company, LLC, In Grown Farms 2, LLC, GCCC Management, LLC and Nature’s Way Nursery of Miami, Inc.;

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“as converted to Subordinate Voting Shares” includes the conversion of the Proportionate Voting Shares and Multiple Voting Shares and the redemption or exchange, as applicable, on a 1:1 basis of the Acreage Holdings Units and Class B Non-Voting Common Shares of USCo2 into Subordinate Voting Shares;

“Associate” when used to indicate a relationship with a Person, means: (i) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer; (ii) any partner of the Person; (iii) any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity; or (iv) in the case of a Person who is an individual: (a) that Person’s spouse or child; or (b) any relative of the Person or of his spouse who has the same residence as that Person;

“Audit Committee” has the meaning ascribed thereto in Section 13.2 of this Listing Statement;

“Awards” has the meaning ascribed thereto in Section 9 of this Listing Statement;

“Balance Interest” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Bank Secrecy Act” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“Basis Adjustments” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Board” means the board of directors of Pubco, Acreage Holdings or the Resulting Issuer, as the context requires;

“BTH” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“CA Management Services Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Canadian Holder” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“CAS” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“CBD” means cannabidiol;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate” means a certificate of amalgamation issued by the Director pursuant to Division 3 of the BCBCA;

“Closing” means the closing of the RTO;

“Class A Subordinate Voting Shares” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Class B Multiple Voting Shares” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Coattail Agreement” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Code” means the Internal Revenue Code of 1986, as amended from time to time;

“Common Units” means Class A, Class B, Class C, Class D and Class E Acreage Holdings Units;

“Compensation and Corporate Governance Committee” has the meaning ascribed thereto in Section 13.2 of this Listing Statement;

“Compensation Options” has the meaning ascribed thereto in Section 4.1 of this Listing Statement;

FORM 2A - LISTING STATEMENT - 2 -

“Consolidation” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Continuance” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“CSA” Controlled Substances Act, as amended from time to time;

“CSE” means the Canadian Securities Exchange;

“CT Management Services Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“CTO” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“CWG” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“DEA” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“Definitive Agreement” means the agreement dated September 21, 2018 among Pubco, Acreage Holdings, Finco, MergerSub, USCo and USCo2 regarding the terms of the RTO;

“Dixie” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Dixie Promissory Note” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“DLLCA” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“DOJ” means the U.S. Department of Justice;

“DPH” has the meaning ascribed thereto in Section 4.2 of this Listing Statement;

“East 11th” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Escrow Agreement” has the meaning ascribed thereto in Section 11 of this Listing Statement;

“Escrow Agent” means Odyssey Trust Company, in its capacity as escrow agent in connection with the Finco SR Financing;

“Escrowed Funds” means the funds from the sale of the Finco Subscription Receipts that were deposited in escrow until the Escrow Release Conditions were satisfied;

“Escrow Release Conditions” means, together: (i) written confirmation from each of the Acreage Holdings, Finco and Pubco that all conditions to the completion of the RTO in accordance with the terms of the Definitive Agreement, without any material amendment, shall have been satisfied, other than the Amalgamation or the release of the Escrowed Funds and the transactions form part of the RTO that are not capable of being completed prior to the Amalgamation and except for those conditions that have been waived by the Lead Agent in its sole discretion; (iii) the Subordinate Voting Shares being approved for listing on the CSE; (iv) the receipt of all regulatory, shareholder and third-party approvals, if any, required in connection with the RTO and the listing of the Subordinate Voting Shares on the CSE; (v) neither Finco nor Acreage Holdings shall be in breach or default of any of its covenants or obligations under the Subscription Receipt Agreement or the Agency Agreement, except (in the case of the Agency Agreement only) for those breaches or defaults that have been waived by the Lead Agent and all conditions set out in the Agency Agreement shall have been fulfilled, which shall all be confirmed to be true in a certificate of a senior officer of each of Acreage Holdings and Finco; and (vi) the delivery of the release certificate to the Escrow Agent in accordance with the terms of the Subscription Receipt Agreement;

“FDA” means the U.S. Food and Drug Administration;

FORM 2A - LISTING STATEMENT - 3 -

“Final Distribution” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Financing Proceeds” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“FinCEN” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“FinCEN Memorandum” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“Finco” refers to Acreage Finco B.C. Ltd., a corporation existing under the laws of the Province of British Columbia;

“Finco SR Financing” means the private placement offering of 12,566,144 subscription receipts of Finco at a price of $25.00 per subscription receipt for total gross proceeds of $314,153,3600;

“Finco Subscription Receipts” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“FINRA” means Financial Industry Regulatory Authority;

“Firestation” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“FIRPTA” has the meaning ascribed thereto in Section 24 of this Listing Statement;

“FLW” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Form 41-101F1” means Form 41-101F1 - Information Required in a Prospectus, as amended;

“forward-looking statements” has the meaning ascribed thereto on the second page of this Listing Statement;

“Founder” means Kevin Murphy;

“HC Management Services Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Health Circle” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Holder” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“HSC Solutions” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“HSRC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“IGF” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Impire” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Interest” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Iowa Relief” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“IRS” means the U.S. Internal Revenue Service;

“Kalyx” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Lead Agent” means Canaccord Genuity Corp.;

“Listing Statement” means this listing statement dated November 14, 2018;

FORM 2A - LISTING STATEMENT - 4 -

“Lock Up” has the meaning ascribed thereto in Section 11 of this Listing Statement;

“MA-RMD” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Material Acquisitions” means, Acreage Holdings’ acquisitions of (i) D&B Wellness, LLC d/b/a Compassionate Care Center of Connecticut; (b) Prime Wellness of Connecticut, LLC; (c) The Wellness & Pain Management Connection, LLC; and (d) Prime Alternative Treatment Center Consulting, LLC, each of which constitutes a “primary business” within the meaning of Form 41-101F1 Information Required in a Prospectus;

“MD&A” means a management’s discussion and analysis;

“ME Management Services Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Members” means the holders of Acreage Holdings Units from time to time;

“Membership Unit” means an Acreage Holdings Unit representing a fractional part of the ownership interests of all members in Acreage Holdings;

“MergerSub” refers to HSCP Merger Corp., a corporation existing under the laws of the Province of British Columbia;

“MIPC Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“MMRC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“MOU” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“Multiple Voting Shares” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Named Executive Officers” or “NEOs” has the meaning ascribed thereto in Section 15 of this Listing Statement;

“Nature’s Way” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“NCC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“NCCRE” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“New Omnibus Equity Plan” means the omnibus incentive plan approved by Pubco Shareholders at the Meeting and adopted by the Resulting Issuer;

“NH Management Services Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements, as amended;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations, as amended;

“NI 52-110” means National Instrument 52-110 - Audit Committees, as amended;

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices, as amended;

“Non-Canadian Holder” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“NYCANNA” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“NYMRC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Offer” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

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“OLCC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Options” has the meaning ascribed thereto in Section 9 of this Listing Statement;

“Participants” has the meaning ascribed thereto in Section 9 of this Listing Statement;

“PATCC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“PATC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“PCG” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Person” means any individual, corporation, partnership, unincorporated association, trust, joint venture, governmental body or any other legal entity whatsoever;

“Post Roll-Up Acquisitions” has the meaning ascribed thereto in Section 3.2 of this Listing Statement;

“Primary Business” has the meaning ascribed thereto in Section 3.2 of this Listing Statement;

“Prior LLC Agreement” has the meaning ascribed thereto in Section 2.2 of this Listing Statement;

“profit interests” mean the Class C-1 Units in the capital of Acreage Holdings outstanding from time to time;

“Proportionate Voting Shares” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Pubco” refers to Acreage Holdings, Inc. (formerly Applied Inventions Management Corp.) and its subsidiaries prior to the RTO;

“Pubco Audit Committee” has the meaning ascribed thereto in Section 13.2 of this Listing Statement;

“Pubco Board” means the board of directors of Pubco;

“Pubco Meeting” means the annual and special meeting of shareholders of Pubco held on November 6, 2018;

“Pubco Shareholders” means the shareholders of Pubco prior to completion of the RTO;

“PWC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“PWC Management Services Agreement” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“PWCT” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“PWPA” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Registered Holders” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

‘‘Registered Plan” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“Related Person” means, (i) each director and executive officer, and (ii) an associate or permitted assign of such director or executive officer;

“Reorganization” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Resulting Issuer” refers to Acreage Holdings, Inc. (i.e. Pubco and its subsidiaries following the RTO), and, in the case of references to matters undertaken by a predecessor in interest to the Resulting Issuer or its subsidiaries, includes each such predecessor in interest, unless the context otherwise requires;

“Resulting Issuer Board” means the board of directors of the Resulting Issuer;

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“Resulting Issuer Shares” means the Subordinate Voting Shares, the Proportionate Voting Shares and the Multiple Voting Shares, as the case may be;

“Resulting Issuer Warrants” means the issued and outstanding warrants in the capital of Acreage Holdings;

“Roll-Up” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Roll-Up Note” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Roll-Up Transactions” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Roll-Up Unit” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Rollover Interest” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“RSUs” has the meaning ascribed thereto in Section 9 of this Listing Statement;

“RTO” means the Reorganization and listing of the Subordinate Voting Shares on the CSE;

“SEC” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“Section 280E” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“SFN” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“SR Offering Price” has the meaning ascribed thereto in Section 4.1 of this Listing Statement;

“Staff Notice 51-352” has the meaning ascribed thereto in Section 3.3 of this Listing Statement;

“Subdivision” has the meaning ascribed thereto in Section 2.4 of this Listing Statement;

“Subordinate Voting Share Conversion Right” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Subordinate Voting Shares” means the subordinate voting shares of the Resulting Issuer, the terms of which are further described in Section 10 of this Listing Statement;

“Subscription Receipt Agreement” means the subscription receipt agreement entered into on November 13, 2018 among Finco, Acreage Holdings, the Lead Agent and the Escrow Agent setting out the terms and conditions of the Finco Subscription Receipts;

“Subsidiaries” means the direct and indirect subsidiaries of Acreage Holdings or the operating companies in which Acreage Holdings has an ownership interest and “Subsidiary” means any one of them;

“Subsidiary Seller” has the meaning ascribed thereto in Section 3.1 of this Listing Statement;

“Tax Act” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“Tax Benefit Schedule” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Tax Proposals” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“Tax Receivable Agreement” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Tax Receivable Bonus Plan” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Tax Receivable Bonus Plan Participant” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“Taxable capital gain” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

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“THC” means tetrahydrocannabinol;

“Treaty” has the meaning ascribed thereto in Section 24.2 of this Listing Statement;

“USCo” refers to Acreage Holdings America, Inc., a Nevada corporation;

“USCo Shares” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“USCo2” refers to Acreage Holdings WC, Inc., a Nevada corporation;

“USCo2 Support Agreement” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” has the meaning ascribed thereto in Section 10.1 of this Listing Statement;

“U.S. Holder” has the meaning ascribed thereto in Section 24.1 of this Listing Statement;

“USA Patriot Act” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“USRPHC” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“USRPI” has the meaning ascribed thereto in Section 24 of this Listing Statement;

“VIE” has the meaning ascribed thereto in Section 17 of this Listing Statement;

“WCM” has the meaning ascribed thereto in Section 3.1 of this Listing Statement; and

“WPMC” has the meaning ascribed thereto in Section 3.1 of this Listing Statement.

1.2       Market and Industry Data

Market data and industry forecasts contained in this Listing Statement have been obtained from industry publications, various publicly available sources and reports purchased by Acreage Holdings as well as from management’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Acreage Holdings believes that the industry data is accurate and that its estimates and assumptions based thereon are reasonable, but there is no assurance as to the accuracy or completeness of this data. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, Acreage Holdings has not independently verified any of the information from third-party sources nor has it ascertained the validity or accuracy of the underlying economic assumptions relied upon therein. Certain of the industry data presented herein has been derived from reports paid for by Acreage Holdings and prepared by The Arcview Group, a cannabis industry investment and research company.

Actual outcomes may vary materially from those forecast in the reports or publications referred to herein, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe that the sources relied upon are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified. See “Forward-Looking Statements” and “Risk Factors”.

1.3       Information Regarding Pubco

The information regarding Pubco that has been included in this Listing Statement is based upon public filings made by Pubco, together with inquiries made of management of Pubco, and accordingly, there can be no assurance that such information is accurate or complete. See “Risk Factors”.

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1.4       Information Regarding Subsidiaries

The information regarding Kalyx, Dixie, SFN and the entities Acreage Holdings manages but does not own as disclosed Section 3 that has been included in this Listing Statement is based upon information available to the Resulting Issuer and inquiries made of management of the Resulting Issuer and the Subsidiaries, and accordingly, there can be no assurance that such information is accurate or complete. See “Risk Factors”.

1.5       Interpretation

Any statements in this Listing Statement made by or on behalf of management are made in such persons’ capacities as officers of the Resulting Issuer, Acreage Holdings or Pubco, as applicable, and not in their personal capacities.

All information in this Listing Statement is stated as at November 14, 2018, unless otherwise indicated.

Except where otherwise indicated in this Listing Statement, all references to dollar amounts and “$” are to United States currency.

1.6        Non-IFRS Measures

None.

2.       CORPORATE STRUCTURE

2.1        Corporate Name & Head and Registered Office

This Listing Statement has been prepared in connection with the RTO and proposed listing of the Subordinate Voting Shares on the CSE.

The registered and head office of Pubco is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia.

The head office of Acreage Holdings is located at 366 Madison Avenue, New York, New York 10017 and the registered address is located at 1209 Orange Street, Wilmington, Delaware, care of a registered agent.

Upon completion of the RTO, the registered office of the Resulting Issuer will be located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia and the head office will be located at 366 Madison Avenue, New York, New York 10017.

2.2        Jurisdiction

Pubco was incorporated under the OBCA as “Applied Inventions Management Inc.” on July 12, 1989. On August 29, 2014, Pubco filed articles of amendment changing its name from “Applied Inventions Management Inc.” to “Applied Inventions Management Corp.”. On November 9, 2018, in connection with the RTO, Pubco continued into British Columbia, changed its name to “Acreage Holdings, Inc.” and effected the amendment of its Articles of Incorporation to amend the terms of its authorized share capital. Prior to the Amalgamation, Pubco had the following subsidiaries: Applied Inventions Management Corp. USA (Delaware), Tour Technologies Inc. (Montana) and MergerSub.

Acreage Holdings is a limited liability company formed on April 29, 2014 under the Limited Liability Company Act (Delaware) and is governed by a limited liability company agreement dated December 10, 2015, as amended and restated on each of July 22, 2016, March 24, 2017 and April 27, 2018 (the “Prior LLC Agreement”). The Prior LLC Agreement was amended and restated in connection with the completion of the RTO. For further details in respect of the A&R LLC Agreement, see “-- A&R LLC Agreement”.

The Resulting Issuer will be a reporting issuer in the Province of Ontario.

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2.3       Inter-corporate Relationships

The following diagram presents the material subsidiaries and certain business interests of Acreage Holdings, including upon giving effect to the completed Roll-Up Transactions, immediately prior to the completion of the RTO.

2.4       The RTO

In connection with the completion of the RTO, a series of transactions were completed resulting in a reorganization of Pubco and Acreage Holdings as a result of which, the Resulting Issuer became the indirect parent of Acreage Holdings (the “Reorganization”).

The principal steps of the Reorganization were as follows:

1.	Pubco continued from the Province of Ontario into the Province of British Columbia (the “Continuance”) and concurrent therewith: (i) subdivided Pubco’s Class B multiple voting shares (the “Class B Multiple Voting Shares”) on the basis of one and one-half (1.5) Class B Multiple Voting Shares for each Class B Multiple Voting Share issued and outstanding immediately prior thereto (the “Subdivision”); (ii) consolidated Pubco’s issued and outstanding Class A Subordinate Voting Shares (the “Class A Subordinate Voting Shares”) and Class B Multiple Voting Shares on the basis of one (1) post-consolidation share of such class, as applicable, for every existing 350 share of such class (the “Consolidation”); and (iii) approved the adoption of Articles under the BCBCA which effected the amendment of Pubco’s then current Articles of Incorporation to: (A) amend the terms of the Class A Subordinate Voting Shares such that they have special rights and restrictions and be renamed “Subordinate Voting Shares”; (B) create a new class of shares consisting of an unlimited number of “Multiple Voting Shares” having special rights and restrictions (the “Multiple Voting Shares”); (C) create a new class of shares consisting of an unlimited number of “Proportionate Voting Shares” having special rights and restrictions (the “Proportionate Voting Shares”); (D) amend the terms of the existing Class B Multiple Voting Shares such that they have the same special rights and restrictions as the Subordinate Voting Shares pursuant to (A) above; (E) delete Pubco’s Class C preference shares in their entirety; and (F) change its name to “Acreage Holdings, Inc.”;
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2.	Finco issued subscription receipts (the “Finco Subscription Receipts”) in exchange for gross proceeds of $314,153,600 (the “Financing Proceeds”);
3.	the outstanding Finco Subscription Receipts were converted into Finco common shares with each holder of a Finco Subscription Receipt receiving one Finco common share in exchange therefor;
4.	Pubco, MergerSub and Finco completed a three-cornered amalgamation pursuant to the statutory procedure under Section 269 of the BCBCA pursuant to which Finco shareholders (including former holders of Finco Subscription Receipts) received Subordinate Voting Shares and Finco and MergerSub amalgamated with the resulting entity being “Amalco”;
5.	Amalco was dissolved and liquidated, pursuant to which all of the assets of Amalco were distributed to Pubco;
6.	all outstanding Acreage Holdings Notes were converted, pursuant to their terms, into Class A Membership Units;
7.	other than the Founder, certain executive employees, holders of profit interests and certain residents of California, all Members contributed their Acreage Holdings Units to USCo in exchange for voting common shares of USCo. Members which reside outside the U.S. received Class A common shares of USCo, while Members which reside within the U.S. received Class B common shares of USCo;
8.	Kevin Murphy, the Chief Executive Officer and Founder of Acreage Holdings and proposed Chief Executive Officer and director of the Resulting Issuer, contributed a portion of his Acreage Holdings Units to USCo in exchange for Class C voting common shares of USCo and otherwise continued to hold his remaining Acreage Holdings Units;
9.	holders of USCo common shares contributed their USCo common shares to Pubco in exchange for Subordinate Voting Shares, Proportionate Voting Shares and, together with a subscription for cash by Mr. Murphy, Multiple Voting Shares. Holders of Class A common shares of USCo (being non-U.S. Holders) received Subordinate Voting Shares, holders of Class B common shares (being U.S. Holders) of USCo received Proportionate Voting Shares and Mr. Murphy received Multiple Voting Shares;
10.	Members who are resident of California, for California state income tax purposes, contributed their Acreage Holdings Units to USCo2 in exchange for non-voting shares of USCo2;
11.	through USCo and USCo2, Pubco contributed the Financing Proceeds to Acreage Holdings upon completion of the RTO; and
12.	all outstanding warrants in the capital of Acreage Holdings were converted, pursuant to their terms, to permit the holders thereof to acquire one Subordinate Voting Share for each warrant held (the “Acreage Holdings Warrants”).

Following completion of the Reorganization, Acreage Holdings Units retained by the Founder, certain executive employees and profit interests holders, carry redemption and exchange rights allowing, subject to contractual restrictions, the holder thereof to exchange their Acreage Holdings Units for newly-issued Subordinate Voting Shares on a one-to-one basis. The Resulting Issuer will have the option to instead make a cash payment equal to a volume weighted average market price of one Subordinate Voting Share for each Acreage Holdings Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the A&R LLC Agreement. The Resulting Issuer’s decision to make a cash payment upon a Member’s election will be made by the independent directors of the Resulting Issuer Board (within the meaning of applicable securities laws) who are disinterested. The Resulting Issuer, USCo and Acreage Holdings entered into a support agreement related to the above redemption and exchange rights (the “Acreage Support Agreement”). See “Description of the Securities - Description of Capital of Acreage Holdings - Acreage Support Agreement”.

The Resulting Issuer’s structure following the RTO, as described above, is commonly referred to as an “Up-C” structure. The Up-C structure allows the Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the RTO. One of these benefits is that future taxable income of Acreage Holdings that is allocated to the Members will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Members may redeem their Acreage Holdings Units for Subordinate Voting Shares or, at the Resulting Issuer’s option, for cash, the Up-C structure also provides the Members with potential liquidity that holders of non-publicly-traded limited liability companies are not typically afforded.

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In connection with the Reorganization, non-U.S. holders of Acreage Holdings Units will generally be subject to U.S. withholding tax under Code Section 1446(f) upon the disposition of Acreage Holdings Units equal to 10% of the fair market value of shares received in the exchange, or approximately $22 million, based on the SR Offering Price of Subordinate Voting Shares. The Resulting Issuer will withhold 10% of the Subordinate Voting Shares delivered to non-U.S holders, or approximately 900,000 Subordinate Voting Shares, and the Resulting Issuer may cancel such Subordinate Voting Shares. In the case of the cancellation of such shares, the Resulting Issuer will pay the resulting tax withholding tax obligation out of the use of proceeds from the Finco SR Financing. The Resulting Issuer reserves the right to facilitate the sale of such shares and, in such case, to remit the proceeds thereof in satisfaction of its withholding tax obligation.

Following completion of the Reorganization, (i) Pubco holds all of the outstanding voting shares of USCo and all of the outstanding voting shares of USCo2, and (ii) the outstanding Acreage Holdings Units are held by USCo (69.77%), USCo2 (2.00%), and the Founder, certain executive employees and profit interests holders (28.23%).

Set forth below is the organizational structure of Acreage Holdings after giving effect to the Reorganization:

Through USCo, the sole manager of Acreage Holdings, the Resulting Issuer will operate and control all of the business and affairs of Acreage Holdings and, through Acreage Holdings and the Subsidiaries, conduct the business currently carried on by Acreage Holdings.

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Set forth below is the organizational structure of the Acreage Holdings after giving effect to the Reorganization and the Roll-Up, including its material Subsidiaries:

3.       GENERAL DEVELOPMENT OF THE BUSINESS

3.1       General Development of the Business

Upon completion of the RTO, the business of Acreage Holdings will become the business of the Resulting Issuer.

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General Development of Pubco’s Business

Pubco was initially formed in order to identify, develop and market innovative products and inventions, including the SAVE swimming pool intrusion alarm, a swimming pool alarm device. Pubco completed its initial public offering pursuant to a prospectus dated June 13, 1990 and became a reporting issuer in the Province of Ontario. A cease trade order (“CTO”) was imposed on Pubco by the Ontario Securities Commission on February 20, 2001 for failure to file its annual audited consolidated financial statements for the year ended August 31, 2000 and interim unaudited consolidated financial statements for the three-month period ended November 30, 2000. These consolidated financial statements were subsequently filed on SEDAR by Pubco. On August 27, 2011, the Ontario Securities Commission issued a Revocation Order of the CTO. Pubco ceased all operations of its legacy business in 2001.

Since 2011, Pubco has been focused on identifying a business or asset acquisition. On August 29, 2014, Pubco filed articles of amendment changing its name from “Applied Inventions Management Inc.” to “Applied Inventions Management Corp.”. Pubco entered into the Definitive Agreement with Acreage Holdings on September 21, 2018, which provided the general terms and conditions of the RTO, pursuant to which Pubco acquired all of the issued and outstanding securities of Acreage Holdings in exchange for securities of Pubco.

On November 9, 2018, in connection with the RTO, Pubco completed the Continuance, the Subdivision and the Consolidation and changed its name to “Acreage Holdings, Inc.”.

General Development of Acreage Holdings’ Business

Mr. Murphy began investing in the cannabis space in 2011 with minority investments in dispensaries located in medical-use states on the east coast of the United States. Acreage Holdings was founded by Mr. Murphy in April 2014 to invest in the burgeoning U.S. regulated cannabis market and, until April 2018, was an investment holding company and engaged in the business of investing in cannabis companies. As part of the formation of Acreage Holdings in 2014, Mr. Murphy contributed his cannabis related investment portfolio valued at approximately $14 million to Acreage Holdings in exchange for 20 million Class B Membership Units.

Since its formation, Acreage Holdings has invested in geographically diverse licensed entities that operate in both the adult-use and medicinal-use authorized U.S. states. The Subsidiaries focus on all aspects of the state-regulated cannabis industry. As a result of its experience investing in the industry, and, in many cases, active involvement with the Subsidiaries, Acreage Holdings’ management gained significant experience in cultivation, processing and dispensing of cannabis and cannabis infused products.

From inception until Acreage Holdings began the Roll-Up, the principal business activity of Acreage Holdings was to provide debt and equity capital to existing cannabis license holders, cannabis license applicants and related management companies which are party to financing and consulting services agreements with Acreage Holdings-owned entities in states throughout the U.S. where medical and/or adult-use of cannabis is legal. Such investments included straight debt securities (secured or unsecured), convertible debt instruments and/or common or preferred equity securities issued by the Subsidiaries. As an investor in these Subsidiaries, Acreage Holdings was generally entitled to hold board seats and played an advisory role in the management and operations of such Subsidiaries, which afforded Acreage Holdings the opportunity to build its institutional knowledge in the cannabis space. Additionally, being an investor in the Subsidiaries provided Acreage Holdings with the ability to develop a vertically-integrated U.S. cannabis market participant with one of the largest footprints in the industry.

As of the date of this Listing Statement, Acreage Holdings, through its Subsidiaries, holds 34 licenses to operate dispensaries and nine licenses to grow and process cannabis, and owns or operates cannabis businesses in 14 states across the U.S., including California, Connecticut, Illinois, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, Ohio, Oregon and Pennsylvania. Each of the Subsidiaries are in various stages of development and operations, ranging from having only recently obtained a newly issued state cannabis license or to being fully operational. Acreage Holdings also has entered into agreements which will, upon successful completion of the transactions, result in Acreage Holdings owning or operating cannabis businesses in Florida, Michigan, Oklahoma and Rhode Island. Acreage Holdings plans to continue its expansion, with active efforts underway to acquire new and existing licenses in other states. In certain states, licenses are required to be held by non-profit entities. In those states, Acreage Holdings has entered into management agreements with such entities, under which Acreage Holdings has the right to control the operations of such entities and earns fees in exchange for managing such enterprises.

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Following completion of the Roll-Up and the Acreage Acquisitions, Acreage Holdings will own 100% of the Subsidiaries, other than Dixie, Kalyx, The Wellness & Pain Management Connection, LLC (“WPMC”) and NCC Real Estate, LLC (“NCCRE”).

See “Narrative Description of the Business - Principal Products and Services” for a description of the principal products and services offered directly or indirectly through Acreage Holdings.

Roll-Up Transactions

Beginning in April 2018, Acreage Holdings focused its business strategy on acquiring control over the Subsidiaries (other than Dixie, Kalyx, WPMC and NCCRE) in which it had an existing investment (collectively, the “Roll-Up Transactions” or the “Roll-Up”).

In order to effect the Roll-Up Transactions, Acreage Holdings entered into a membership interest purchase and contribution agreement (each, a “MIPC Agreement”) with the then-owners of equity interests of each of the applicable Subsidiaries (in each case, a “Subsidiary Seller”), pursuant to which Acreage Holdings agreed to purchase, and each Subsidiary Seller agreed to sell, the equity interest in the applicable Subsidiary held by such Subsidiary Seller (in each case, the “Interest”). The general terms and conditions set out in each MIPC Agreement are summarized below.

As consideration for the purchase of the Interest of each Subsidiary Seller, Acreage Holdings agreed to issue to such Subsidiary Seller: (i) such number of Class D Membership Units (each, a “Roll-Up Unit”) determined by dividing the value attributable to the portion of the Interest to be rolled into Acreage Holdings (the “Rollover Interest”) by $6.20; and (ii) an unsecured promissory note (each, a “Roll-Up Note”) in the initial principal amount equal to the value of the Interest less the Rollover Interest, if any, (the “Balance Interest”). Each Roll-Up Note bears interest at a rate of 10% per annum and is repayable upon the earlier of the date that is 18 months following the issuance thereof or the closing of an event similar to a reverse takeover of a public entity or another going-public transaction. Acreage Holdings was permitted to determine the allocation of the Interest between the Rollover Interest and the Balance Interest, as applicable, by delivery of a notice to each of the Subsidiary Seller setting out same. See “Prior Sales.”

See the table included below under “-- Summary of Roll-Up Transactions” for the material terms of each Roll-Up Transaction and Schedule “G” for the pro forma financial statement impact of the Roll-Up Transactions on the business of Acreage Holdings.

The following is an overview of each Subsidiary involved in the Roll-Up Transactions:

California

HSRC NorCal, LLC & CWG Botanicals, Inc.

HSRC NorCal, LLC (“HSRC”) is a limited liability company formed on June 3, 2016 under the laws of the State of California and provides management and administrative services through a Management Services Agreement dated June 9, 2016 (the “CA Management Services Agreement”) with CWG Botanicals, Inc. (“CWG”). CWG was formed on December 21, 2015 under the laws of the State of California as a non-profit mutual benefit corporation and converted to a for-profit corporation in January 2018. CWG cultivates and processes cannabis. Pursuant to the CA Management Services Agreement, HSRC receives all revenue received by CWG on a monthly basis, pays all of CWG’s expenses and retains the excess of revenue less those expenses as a management fee. The CA Management Services Agreement has a 10-year term.

CWG leases a 20,000 square foot property and completed development of a series of cultivation rooms in July 2017 with a total footprint of 10,000 square feet and a canopy of approximately 2,500 square feet. In September 2017, CWG began developing a second 10,000 square foot manufacturing facility to produce distillates and concentrates. On August 5, 2017, September 21, 2017 and October 28, 2017, CWG received licenses to manufacture, grow and distribute cannabis, respectively, from the State of California’s Department of Consumer Affairs. Until California finalizes its regulations regarding cannabis, all licenses issued to operators in the California cannabis industry are temporary and renew every 90 days. It is anticipated that the licenses will continue to renew until approximately December 2018, when the California rules regarding license issuances are expected to be finalized.

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CWG was recently issued its final temporary manufacturing license extension on November 1, 2018, which expires on January 31, 2019. In addition, CWG's final temporary distribution license extension has been issued and will expire on January 26, 2019. For both the manufacturing and distribution licenses, CWG's application is under review by state and local regulators. Once that review is complete, CWG will be issued an annual or provisional license, both of which expire after twelve months. The license type (annual or provisional) will be determined by the City of Oakland or the State of California, depending on whether they were able to complete CWG's review by December 31, 2018.

As for CWG's cultivation license, a temporary license extension was issued on September 22, 2018 and will expire on December 22, 2018. CWG is eligible for one more extension, which would be the final temporary cultivation license extension. That will be determined based on the state’s progress with CWG's annual license application, which is currently under review. Depending on the state's timeline, along with the City of Oakland's timeline, either a provisional or annual license will be issued, both of which expire after 12 months.

Prior to the Roll-Up, Acreage Holdings owned 45% of the outstanding equity interests of HSRC and CWG. Acreage Holdings expects to complete the Roll-Up of HSRC and CWG in the first quarter of 2019, following which it will own 100% of the outstanding equity interests of HSRC and CWG. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

Connecticut

Prime Wellness of Connecticut, LLC & Community Administrative Services, LLC

Prime Wellness of Connecticut, LLC (“PWCT”) is a limited liability company formed on August 27, 2013 under the laws of the State of Connecticut and operates a dispensary in South Windsor, Connecticut. PWCT receives certain administrative, operational and consulting services through a Management Services Agreement dated November 2017 (the “CT Management Services Agreement”) with Community Administrative Services, LLC (“CAS”). CAS is a limited liability company formed on March 14, 2017 under the laws of the State of Connecticut and was formed to assist PWCT with certain administrative functions regarding medicinal cannabis license applications, renewals and pharmacy consultations for licensed patients. Pursuant to the CT Management Services Agreement, PWCT pays CAS a fixed monthly fee in exchange for the services provided thereunder. The CT Management Services Agreement has an initial term of five years and automatically renews for successive five-year terms unless terminated by the parties.

PWCT operates a 3,200 square foot retail medicinal cannabis dispensary location in South Windsor, Connecticut that opened to licensed patients on August 1, 2014. PWCT received a Medical Marijuana Dispensary License from the State of Connecticut’s Department of Consumer Protection on April 10, 2014, which license has been continuously renewed for successive one-year terms on its anniversary date. CAS leases a 1,500 square foot property adjacent to PWCT. Under the laws of the State of Connecticut, licensed individuals must register with one specific dispensary and may not purchase medicinal cannabis from other dispensaries.

Prior to the Roll-Up, Acreage Holdings owned 17.5% of the outstanding equity interests in each of CAS and PWCT. On September 13, 2018, Acreage Holdings completed the Roll-Up of PWCT and now owns 100% of the outstanding equity interests of PWCT. Acreage Holdings is in process of acquiring the outstanding business of CAS. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

Acreage Holdings is not aware of any contingent or unrecorded liabilities assumed in connection with the foregoing acquisition.

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Illinois

NCC LLC

NCC LLC d/b/a Nature’s Care Company, LLC (“NCC”) is a limited liability company formed on June 26, 2014 under the laws of the State of Illinois and operates a medicinal cannabis dispensary in Rolling Meadows, Illinois. On January 22, 2016, NCC received a Registered Medical Cannabis Dispensing Organization registration certificate from the Illinois Department of Financial and Professional Regulation, which has been continuously renewed for successive one-year terms on its anniversary date.

Under the laws of the State of Illinois, licensed individuals must register with one specific dispensary and may not purchase medicinal cannabis from other dispensaries.

NCC is currently having its sales and use tax returns audited by the State of Illinois for the periods of January 2016 through March 2018. Acreage Holdings may seek to extend the statute of limitations in order to complete the audit.

Prior to the Roll-Up, Acreage Holdings held approximately 30% of the outstanding equity interests in NCC. Acreage Holdings expects to complete the Roll-Up of NCC on or about November 30, 2018, following which it will own 100% of the outstanding equity interests of NCC. All conditions to closing have been satisfied, save for meeting final regulatory administrative conditions, which Acreage Holdings anticipates to be completed during the fourth quarter of 2018. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

Maine

The Wellness & Pain Management Connection, LLC

WPMC is a limited liability company formed on August 3, 2011 under the laws of the State of Delaware and provides management, operational and consulting services through a management agreement dated August 3, 2011 (the “ME Management Services Agreement”) with Northeast Patient Group d/b/a Wellness Connection of Maine (“WCM”). WCM is a non-profit entity formed on June 16, 2010 in the State of Maine. Pursuant to the ME Management Services Agreement, WPMC operates and provides management services to WCM and receives compensation in consideration therefor based upon a fixed price per pound of product sold by WCM. For other certain services, WPMC receives compensation at agreed-upon rates based upon the services provided by WPMC. WPMC has the right to appoint two of the five members of WCM’s board of directors. The ME Management Services Agreement has an initial term of eight years and automatically renews for a second term of eight years, followed by a third term of nine years, unless terminated by the parties in accordance with its terms.

WCM operates medicinal cannabis dispensaries in each of Bath, Brewer, Gardiner and Portland, Maine, and operates a 40,000 square foot cannabis cultivation and processing facility in Auburn, Maine. On various dates between 2011 and 2012, WCM received four certificates of registration from the Maine Department of Health and Human Services for the operation of its dispensaries and cultivation and processing facilities. Maine does not issue separate licenses for cultivation and processing facilities and dispensaries. The licenses have been continuously renewed for successive one-year terms since the dates of issuance.

Prior to the Roll-Up, Acreage Holdings held 39% of the outstanding equity interests in WPMC. On June 19, 2018, Acreage Holdings completed the Roll-Up of WPMC and currently holds 93.9% of the outstanding equity interests of WPMC. The remaining 6.1% of the outstanding equity interests in WPMC are held by certain unaffiliated investors. The relationship among the owners of WPMC is governed by that certain limited liability company agreement, dated as of October 26, 2015. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

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Maryland

Maryland Medicinal Research & Caring, LLC

Maryland Medicinal Research & Caring, LLC (“MMRC”) is a limited liability company formed on October 6, 2015 under the laws of the State of Maryland and operates a dispensary in Baltimore, Maryland. On July 26, 2018, MMRC received a license to operate its dispensary from the Natalie M. LaPrade Maryland Medical Cannabis Commission, an independent commission within the Maryland Department of Health and Mental Hygiene, which license expires on July 26, 2024.

Prior to the Roll-Up, Acreage Holdings held 80% of the outstanding equity interests in MMRC. On July 31, 2018, Acreage Holdings completed the Roll-Up of MMRC and currently holds 100% of the outstanding equity interests of MMRC. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

Massachusetts

Prime Consulting Group, LLC & Prime Wellness Centers, Inc.

Prime Consulting Group, LLC (“PCG”) is a limited liability company formed on August 6, 2014 under the laws of the State of Delaware and provides management, operational and consulting services pursuant to a management agreement dated December 1, 2015 (the “PWC Management Services Agreement”) with Prime Wellness Centers, Inc. (“PWC”). PWC was formed on April 29, 2015 as a non-profit corporation under the laws of the State of Massachusetts and was converted to a for-profit corporation on August 15, 2018. PWC operates dispensaries in each of Shrewsbury, Worcester and Leominster, Massachusetts and a cultivation and processing facility in Sterling, Massachusetts. Pursuant to the PWC Management Services Agreement, PCG operates and provides management services to PWC. The PWC Management Services Agreement has an initial term of 15 years and automatically renews for successive five-year terms unless terminated by the parties in accordance with its terms. PCG receives compensation from PWC based upon a fixed price per pound of cannabis sold and a fixed percentage of gross sales for cannabis-infused products sold by PWC.

On June 29, 2015, the Massachusetts Department of Public Health Bureau of Health Care Safety and Quality granted PWC one-year licenses to operate its dispensaries and cultivation and processing facility. The licenses have been continuously renewed for successive one-year terms since the respective dates of issuance.

Prior to the Roll-Up, Acreage Holdings held 20% of the outstanding equity interests in PCG. On July 31, 2018, Acreage Holdings completed the Roll-Up of PCG and currently holds 100% of the outstanding equity interests of PCG. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

Acreage Holdings is not aware of any contingent or unrecorded liabilities assumed in connection with the foregoing acquisition.

MA RMD SVCS, LLC & Health Circle, Inc.

MA RMD SVCS, LLC (“MA-RMD”) is a limited liability company formed on May 12, 2016 under the laws of the State of Massachusetts that provides management and consulting services pursuant to a management agreement dated October 31, 2017 (the “HC Management Services Agreement”) with Health Circle, Inc. (“Health Circle”). Health Circle is a non-profit Massachusetts corporation formed on June 24, 2015 and operates dispensaries in Rockland, Massachusetts and a 20,000 square foot dispensary, cultivation and processing facility in Rockland, Massachusetts. Pursuant to the HC Management Services Agreement, MA-RMD operates and provides management services to Health Circle. The HC Management Services Agreement has an initial term of 15 years and automatically renews for successive five-year terms unless terminated by the parties in accordance with its terms. MA-RMD receives compensation from Health Circle based upon a fixed price per pound of cannabis sold and a fixed percentage of gross sales for cannabis-infused products sold by Health Circle.

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On September 30, 2015, the Massachusetts Department of Public Health Bureau of Health Care Safety and Quality granted Health Circle one-year licenses to operate its dispensaries and cultivation and processing facility. The licenses have been continuously renewed for successive one-year terms since their respective dates of issuance.

Prior to the Roll-Up, Acreage Holdings held 51% of the outstanding equity interests in MA-RMD. On July 3, 2018, Acreage Holdings completed the Roll-Up of MA-RMD and currently holds 100% of the outstanding equity interests of PCG. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

New Hampshire

Prime Alternative Treatment Center Consulting, LLC

Prime Alternative Treatment Center Consulting, LLC (“PATCC”) is a limited liability company formed on December 24, 2014 under the laws of the State of New Hampshire that provides management, operational and consulting services pursuant to a management agreement dated March 1, 2016 (the “NH Management Services Agreement”) with Prime Alternative Treatment Centers of NH, Inc. (“PATC”). PATC is a non-profit corporation formed on January 15, 2015 under the laws of the state of New Hampshire and operates a dispensary and cannabis processing and cultivation facility in Peterborough, New Hampshire. Pursuant to the NH Management Services Agreement, PATCC operates and provides management services to PATC and receives compensation in consideration therefor based upon a fixed price per pound of products sold by PATC on a monthly basis. The NH Management Services Agreement has an initial term of five years and automatically renews for successive five-year terms unless terminated by the parties in accordance with its terms.

On August 9, 2016, the New Hampshire Department of Health and Human Services issued a license in the form of a Registration Certificate, permitting PATC to operate. In the second quarter of 2018, PATC received a notice from the State of New Hampshire indicating that it needed to implement certain remedial measures before the state agreed to renew its license. PATC has submitted a remediation plan to the New Hampshire Office of Legal and Regulatory Services. PATC is currently implementing those matters and expects to resolve them promptly. Under New Hampshire law, a license does not expire if the licensee submits a timely and sufficient renewal application and the agency has yet to take final action on that renewal application. PATC submitted a timely and complete renewal application, and so its registration certificate is active, current and in good standing pending the resolution of the remediation plan, and has received correspondence from the state affirming this status.

The State of New Hampshire licenses provide recipients with exclusive rights to operate four different entities in their geographically designated part of the state. PATC’s license entitles it to operate in the part of the state with the greatest population density. New Hampshire also requires that each licensed medical cannabis patient register with a single dispensary to meet their individual medical cannabis needs.

Prior to the Roll-Up, Acreage Holdings held 12% of the outstanding equity interests in PATCC. On July 3, 2018, Acreage Holdings completed the Roll-Up of PATCC and currently holds 100% of the outstanding equity interests of PATCC. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

New York

Impire State Holdings LLC, NYMRC, LLC, NYCI, LLC & NYCANNA, LLC

Impire State Holdings LLC (“Impire”) is a limited liability company formed on November 7, 2016 under the laws of the State of New York that primarily invests in NY Medicinal Research & Caring, LLC (“NYMRC”). NYMRC is a limited liability company formed on October 6, 2016 under the laws of the State of New York that primarily invests in NYCANNA, LLC (“NYCANNA”). NYCANNA is a limited liability company formed on November 1, 2016 under the laws of the State of New York and is in the process of opening medical cannabis dispensaries in each of Buffalo, Middletown, Jamaica and Farmingdale, New York, and a 35,000 square foot cultivation and processing facility in Onondaga County, New York.

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On August 1, 2017, the New York Department of Health (“NYDOH”) approved NYCANNA’s registration as a registered organization with the state’s Medical Marijuana Program. The registration is valid until July 31, 2019. On May 4, 2018, the NYDOH issued a formal license to NYCANNA to operate its cultivation and processing facility. The NYDOH will issue formal licenses (which have been preapproved) to operate its dispensaries upon the completion of facilities inspections, which will occur when the facilities are ready to be operational, which Acreage Holdings expects will occur in early 2019.

Prior to the Roll-Up, Acreage Holdings held 80% of the outstanding equity interests of Impire, Impire held 50% of the outstanding equity interests of NYMRC and NYMRC held 50% the outstanding equity interests of NYCANNA. NYCI Holdings, LLC (“NYCI”) owned the remaining 50% of the outstanding equity interests of NYCANNA and was previously unaffiliated with Acreage Holdings. Acreage Holdings now owns all of the outstanding equity interests in NYCI. Acreage Holdings completed the Roll-Up of Impire on August 15, 2018 and now owns 100% of the outstanding equity interests of each of Impire, NYMRC and NYCANNA. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

In addition to the terms of the MIPC Agreement in respect of the Roll-Up of Impire, Acreage Holdings also agreed to enter into severance agreements with the former Chief Executive Officer, Chief Operating Officer and Manager of NYCANNA as summarized below.

•	Chief Executive Officer - Total payments of $645,000, $200,000 of which was paid upon execution of the severance agreement and the remaining $445,000 to be paid in equal monthly installments from closing until July 2020.
•	Chief Operating Officer - Total payments of $610,000, $200,000 of which was paid upon execution of the severance agreement and the remaining $410,000 to be paid in equal monthly installments from closing until July 2020.
•	Manager - Total payments of $4,145,000, $3,500,000 of which was paid upon termination of the management agreement between the former manager and NYCANNA and the remaining $645,000 was paid to the former manager in contemplation for a transition services agreement, which has since terminated.

Acreage Holdings is not aware of any contingent or unrecorded liabilities assumed in connection with the foregoing acquisition.

Oregon

Cannabliss & Co.

22nd and Burn Inc. (“22nd and Burn”), East 11th Incorporated (“East 11th”), The Firestation 23 Inc. (“Firestation”) and HSCP Oregon, LLC (“Acreage HoldingsOR”) make up the Cannabliss & Co. business in Oregon. Each of 22nd and Burn, East 11th and Firestation received a license to operate a medicinal dispensary on formation but has subsequently surrendered same and currently operates as a recreational dispensary.

(i) 22nd and Burn Inc.

22nd and Burn was formed on March 3, 2014 under the laws of the State of Oregon and operates a recreational dispensary in Portland, Oregon. On December 31, 2016, the Oregon Liquor Commission (“OLCC”) issued 22nd and Burn a license to operate a recreational dispensary. The license expires on December 30, 2018. The license renews on an annual basis on its anniversary date. 22nd and Burn is in the process of renewing its license from December 31, 2018 through December 30, 2019.

Prior to the Roll-Up, Acreage Holdings held 70% of the outstanding equity interests in 22nd and Burn. On June 20, 2018, Acreage Holdings completed the Roll-Up of 22nd and Burn and currently holds 100% of the outstanding equity interests of 22nd and Burn. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

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(ii) East 11th Incorporated

East 11th is a corporation formed on June 10, 2014 under the laws of the State of Oregon and operates a recreational dispensary in Eugene, Oregon. On January 3, 2017, the OLCC issued East 11th a license to operate a recreational dispensary in Eugene, Oregon. The license expires on January 3, 2019. The license renews on an annual basis on its anniversary date. East 11th is in the process of renewing its license from January 4, 2019 through January 3, 2020.

Prior to the Roll-Up, Acreage Holdings held 65% of the outstanding equity interests in East 11th. On June 20, 2018, Acreage Holdings completed the Roll-Up of East 11th and currently holds 100% of the outstanding equity interests of East 11th. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

(iii) The Firestation 23 Inc.

Firestation is a corporation formed on February 26, 2014 under the laws of the State of Oregon and operates a recreational dispensary in Portland, Oregon. On January 4, 2017, the OLCC issued Firestation a license to operate a recreational dispensary. The license expires on January 3, 2019. The license renews on an annual basis on its anniversary date. The Firestation is in the process of renewing its license from January 4, 2019 through January 3, 2020.

Prior to the Roll-Up, Acreage Holdings held 65% of the outstanding equity interests in Firestation. On June 20, 2018, Acreage Holdings completed the Roll-Up of Firestation and currently holds 100% of the outstanding equity interests of Firestation. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

(iv) HSCP Oregon, LLC

Acreage HoldingsOR is a limited liability company formed on March 8, 2016 under the laws of the State of Oregon and operates two recreational dispensaries in Springfield and Portland, Oregon and one cultivation and processing facility in Medford, Oregon. On January 9, 2017 and March 9, 2017, the OLCC issued Acreage HoldingsOR licenses to operate its dispensaries in Springfield and Portland, respectively. Each license has been renewed on an annual basis without issue. Acreage HoldingsOR has applied for a “Tier 2 Indoor Producer” license and is expected to receive a permanent license in December 2018. Acreage HoldingsOR completed construction of its 10,000 square foot production and cultivation facility in September 2018.

Prior to the Roll-Up, Acreage Holdings held 49% of the outstanding equity interests of Acreage HoldingsOR. On June 20, 2018, Acreage Holdings completed the Roll-Up of Acreage HoldingsOR and currently holds 100% of the outstanding equity interests of Acreage HoldingsOR. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

Pennsylvania

Prime Wellness of Pennsylvania LLC

Prime Wellness of Pennsylvania LLC (“PWPA”) is a limited liability company formed on July 1, 2016 under the laws of the State of Pennsylvania and operates a 30,000 square foot cultivation and processing facility in South Heidelberg, Pennsylvania. On June 20, 2017, the Pennsylvania Department of Health issued PWPA one of 12 Medical Marijuana Grower / Processor one-year permits. The permit has been renewed for one-year terms since the date of issuance.

Prior to the Roll-Up, Acreage Holdings held 50% of the outstanding equity interests in PWPA. Acreage Holdings completed the Roll-Up of PWPA on October 10, 2018 and now owns 100% of the outstanding equity interests of PWPA. For further details in respect of the Roll-Up, see “-- Summary of Roll-Up Transactions” below.

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Summary of Roll-Up Transactions

The following table sets out the material terms of each Roll-Up Transaction:

					Consideration for Transaction Related to Incremental Ownership (unaudited)
Entity	State	Date of Closing	Pre- Roll-Up %	Post-Roll-Up %	Cash Payment ($)	Seller Notes ($)	Value of Class D Units ($)	Number of Class D Units	Total Consideration ($)	State Approval Required?
Acquisitions of Primary Business
PWCT and CAS	CT	September 13, 2018	17.5%	100.0%	$2,475,000	$478,500	$7,121,506	1,148,630	$10,075,006	Yes
WPMC	ME	May 25, 2018	39.0%	93.9%	$8,167,894	$1,125,000	$12,924,985	2,084,675	$22,217,879	No
PATCC	NH	July 3, 2018	12.0%	100.0%	$-	$1,118,478	$14,964,122	2,413,568	$16,082,600	No
Subtotal of Acquisitions of Primary Business					$10,642,894	$2,721,978	$35,010,613	5,646,873	$48,375,485

Other Acquisitions
HSRC	CA	Q4 2018	45.0%	100.0%	$554,184	$-	$3,445,811	555,776	$3,999,995	Yes
NCC	IL	Q4 2018	30.3%	100.0%	$100,000	$-	$1,294,008	208,711	$1,394,008	Yes
PCG	MA	July 2, 2018	20.0%	100.0%	$-	$920,743	$21,045,689	3,394,466	$21,966,432	No
MA-RMD	MA	July 3, 2018	51.0%	100.0%	$1,363,348	$7,000,000	$999,998	161,290	$9,363,346	No
MMRC	MD	July 31, 2018	80.0%	100.0%	$202,167	$-	$601,381	96,997	$803,548	Yes
NYCANNA	NY	August 15, 2018	20.0%	100.0%	$10,307,500	$2,237,500	$24,075,133	3,883,086	$36,620,133	Yes
Cannabliss & Co.	OR	June 20, 2018	65.0%	100.0%	$300,000	$760,474	$249,996	40,322	$1,310,470	Yes
PWPA	PA	October 10, 2018	50.0%	100.0%	$16,500,000	$-	$-	-	$16,500,000	N/A
Subtotal of Other Acquisitions					$29,327,199	$10,918,717	$51,712,016	8,340,648	$91,957,932

Total Roll-Up Transactions					$39,970,093	$13,640,695	$86,722,629	13,987,521	$140,333,417

Acreage Acquisitions

In addition to the Roll-Up Transactions, and as part of its overall business strategy, Acreage Holdings has completed, or expects to complete, a number of strategic acquisitions or investments (the “Acreage Acquisitions”).

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The following is an overview of each Acreage Acquisition:

Connecticut

Compassionate Care Center of Connecticut

D&B Wellness, LLC, d/b/a Compassionate Care Center of Connecticut (“CCC-CT”), is a limited liability company formed on October 15, 2013 under the laws of the State of Connecticut and operates a medicinal cannabis dispensary in Bethel, Connecticut. The dispensary opened in August 2014. CCC-CT received a Medical Marijuana Dispensary License from the State of Connecticut’s Department of Consumer Protection on April 10, 2014, and this license has been continuously renewed for successive one-year terms on its anniversary date.

On May 31, 2018, Acreage Holdings entered into a MIPC Agreement with CCC-CT pursuant to which Acreage Holdings purchased 100% of the outstanding equity interests of CCC-CT. For further details in respect of the CCC-CT acquisition, see “-- Summary of Acreage Acquisitions” below.

Florida

Nature’s Way Nursery of Miami, Inc.

Nature’s Way Nursery of Miami, Inc. (“Nature’s Way”) is a corporation formed on August 24, 1989 under the laws of the State of Florida. On July 13, 2018, Nature’s Way and the State of Florida Department of Health entered into a settlement agreement, pursuant to which the State of Florida Department of Health agreed to register Nature’s Way as a medical cannabis treatment center. Subject to the satisfaction of certain administrative conditions, Nature’s Way is expected to be granted a license to operate a medical cannabis treatment center from the Florida Department of Health prior to the end of 2018.

On November 2, 2018, Nature’s Way, Acreage and the shareholders of Nature’s Way entered into a Securities Purchase Agreement, pursuant to which Acreage will acquire all of the outstanding equity interests in Nature’s Way, on a cash-free, debt-free basis. Acreage agreed to pay a purchase price of $67,000,000 plus the amount of certain pre-closing expenses (approximately $600,000), less the indebtedness of Nature’s Way as of closing and transaction expenses incurred and/or payable by Nature’s Way. Upon execution of the Securities Purchase Agreement, $10,000,000 was deposited in escrow by Acreage and is governed by the terms of an escrow agreement. The deposit and its release is governed by the terms of the escrow agreement and is refundable to Acreage should the Securities Purchase Agreement be terminated by any party prior to the Initial Closing (as defined below).

It is anticipated that, Acreage’s acquisition of Nature’s Way will be completed in two stages. An initial closing (the “Initial Closing”) will take place no later than January 7, 2019 and immediately following the transfer of all of the assets of the nursery business currently carried on by Nature’s Way, and a final closing (the “Final Closing”) will take place on the later of January 7, 2019 or the date that is three business days following the satisfaction or waiver of the conditions to closing specified in the Securities Purchase Agreement. At the Initial Closing, the $10,000,000 deposit amount is paid to the sellers in exchange for 5% of Nature’s Way outstanding stock. At the Final Closing, the unpaid portion of the purchase price shall be paid in exchange for all outstanding securities of Nature’s Way not then owed by Acreage. The sellers may elect, in aggregate, to receive up to $20,000,000 of purchase price paid at the Final Closing in Acreage Holdings Units rather than cash, with each Acreage Holdings Unit value at $25.00, which units will be subject to the redemption and exchange rights set out in the A&R LLC Agreement.

The Securities Purchase Agreement contains customary representations and warranties and indemnification obligations of Nature’s Way and the sellers, and the completion of the agreement is subject to customary closing conditions.

For further details in respect of the Nature’s Way acquisition, see “-- Summary of Acreage Acquisitions” below.

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Illinois

In Grown Farms 2, LLC

In Grown Farms 2, LLC (“IGF”) is a series limited liability company of In Grown Farms LLC, an Illinois limited liability company, each formed on March 28, 2018 under the laws of the State of Illinois, and owns and operates a cannabis cultivation and processing facility in Freeport, Illinois. The 80,000 square foot facility contains a 3,000 square foot cultivation space and a kitchen and laboratory for processing. IGF is in the process of constructing a second 80,000 square foot facility. On March 9, 2015, the Illinois Department of Agriculture awarded IGF a cultivation center permit.

On October 15, 2018, Acreage Holdings entered into a securities purchase agreement with IGF and the seller named therein pursuant to which Acreage Holdings would purchase 100% of the outstanding equity interests in IGF owned by the seller. Consummation of the transaction is subject to customary conditions. For further details in respect of the IGF acquisition, see “-- Summary of Acreage Acquisitions” below.

Iowa

Iowa Relief, LLC

Iowa Relief LLC (“Iowa Relief”) is a limited liability company formed on May 17, 2018 under the laws of the State of Iowa for the purposes of operating a 32,000 square foot cultivation and processing medical cannabis facility in Cedar Rapids, Iowa. Acreage Holdings owns all of the outstanding equity interests in Acreage Iowa. On July 1, 2018, Iowa Relief received a license from the Iowa Department of Public Health to cultivate and manufacture medical CBD. This license expires November 30, 2018, but is renewable upon a payment of a fee to the State of Iowa and approval of a renewal application.

Massachusetts

South Shore BioPharma, LLC & Mass Medi Spa, Inc.

South Shore BioPharma, LLC (“SSBP”) is a limited liability company formed on September 10, 2015 under the laws of the State of Delaware and provides management, operational and consulting services through a management agreement (the “MMSP Management and Consulting Services Agreement”) with Mass Medi-Spa, Inc. (“MMSP”). MMSP is a non-profit corporation formed on August 7, 2013 under the laws of the State of Massachusetts and operates two dispensaries in Nantucket and Norwell. Pursuant to the MMSP Management and Consulting Services Agreement, SSBP operates and provides management services to MMSP and is entitled to receive a fixed price per pound of cannabis on a monthly basis. The initial term is 15 years and automatically renews for successive five year terms unless terminated by the parties in accordance with the terms of the MMSP Management and Consulting Services Agreement.

On June 29, 2015, the Massachusetts Department of Public Health issued MMSP a license to operate a cultivation and processing facility and a dispensary. To date, the license has been renewed without issue.

On May 4, 2018, Acreage Holdings entered into Securities Purchase Agreement with SSBP pursuant to which Acreage Holdings purchased 100% of the outstanding equity interests of SSBP. For further details in respect of the SSBP acquisition, see “-- Summary of Acreage Acquisitions” below.

Acreage Holdings is not aware of any contingent or unrecorded liabilities assumed in connection with the foregoing acquisition.

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Michigan

Blue Tire Holdings, LLC

Blue Tire Holdings, LLC (“BTH”) is a limited liability company formed on August 30, 2018 under the laws of the State of Michigan that has established the right to lease and/or purchase certain real estate assets throughout the state by the execution of a series of option and purchase agreements. BTH has engaged in discussions with various municipalities in Michigan to secure municipal approval for operating regulated cannabis businesses using these real estate assets. BTH is not affiliated with any Acreage Holdings entity, but BTH will assist Acreage Holdings in establishing a Michigan based entity to operate regulated cannabis businesses within the state, and the real estate assets will be exclusively acquired for that purpose. At Acreage Holdings’ sole direction, BTH will assign any of the real estate assets to Acreage Holdings in support of such licensing.

Acreage Holdings intends to structure its Michigan operation as one or more wholly owned subsidiaries of Acreage Holdings that will directly own and control all licenses granted by the State of Michigan. To the extent that Acreage Holdings is unable to directly obtain such licenses, BTH has agreed to create a management agreement structure with Acreage Holdings that will replicate the economics and control of the licensed businesses for the benefit of Acreage Holdings as if Acreage Holdings directly owned and controlled the licenses, while BTH maintains legal ownership of the licensed businesses. The management services agreement will contain such terms and conditions as may be agreed to by Acreage Holdings and BTH.

New Jersey

Compassionate Care Foundation, Inc.

Compassionate Care Foundation, Inc. (“CCF”) is a non-profit corporation formed on February 4, 2011 under the laws of the State of New Jersey and operates a cultivation and processing facility and dispensary in Egg Harbor, New Jersey. On October 4, 2013, the New Jersey Department of Health issued CCF a license to operate its facilities. The license has been renewed without issue.

On May 9, 2018, Acreage Holdings entered into a convertible bridge loan (the “CCF Bridge Loan”) with CCF pursuant to which Acreage Holdings agreed to loan CCF $2.0 million. In addition, Acreage Holdings entered into a revolving line of credit loan agreement (the “CCF Loan”) with CCF pursuant to which it agreed to provide a $12.5 million revolving line of credit to CCF in exchange for a 5-year, convertible revolving promissory note, bearing interest at a rate of 18% per annum (the “CCF Revolving Note” and, together with the CCF Bridge Loan and CCF Loan, the “CCF Transactions”). The CCF Revolving Note shall automatically convert into a 54% equity stake in a newly-formed entity of Acreage Holding upon enactment of legislative reform to permit the cultivation and sale of cannabis for recreational purposes or to allow a for-profit entity to dispense medical cannabis. As of the date hereof, the CCF Bridge Loan and CCF Loan remain outstanding and $4.25 million is outstanding under the CCF Revolving Note.

On September 7, 2018, Acreage Holdings entered into a Master Services Agreement with CCF (the “NJ Master Services Agreement”), pursuant to which Acreage Holdings operates and provides management services to CCF and receives compensation in consideration therefor based upon a fixed monthly management fee and a fixed price per ounce of product sold by CCF for product sold in flower, bud or leaf form, and a fixed percentage of gross revenues for edible cannabis products. The NJ Master Services Agreement has an indefinite term but is terminable upon a material breach. It also terminates automatically upon the conversion of the CCF Transactions into equity interests in CCF.

For further details in respect of the CCF Transactions, see “-- Summary of Acreage Acquisitions” below.

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North Dakota

Acreage North Dakota, LLC

Acreage North Dakota, LLC (“Acreage ND”) is a limited liability company formed on March 29, 2018 under the laws of the State of Delaware and authorized to conduct business in North Dakota on April 9, 2018 for the purposes of operating a vertically integrated medical cannabis business cultivating, processing, transporting and dispensing medical cannabis in Fargo, North Dakota. Acreage ND has submitted an application to obtain a license to operate such business to the North Dakota Department of Health Division of Medical Marijuana and remains in the process of obtaining such license. Acreage Holdings owns all of the outstanding equity interests in Acreage ND.

Ohio

Greenleaf Therapeutics, LLC

Greenleaf Therapeutics, LLC (“GL Therapeutics”) is a limited liability company formed on June 19, 2017 under the laws of the State of Ohio and operates a medical cannabis processing facility. On August 3, 2018, the Ohio Department of Commerce issued GL Therapeutics a provisional license to operate a processing facility in Middlefield under the Ohio Medical Marijuana Control Program. The provisional licenses expire on December 7, 2018. GL Therapeutics is in the process of obtaining a “permanent” certificate of operation, which certificate will be valid for two years following the date of issuance.

On July 2, 2018, Acreage Holdings entered into a series of agreements with OHMM, LLC (“OHMM”) and GL Therapeutics, pursuant to which OHMM granted Acreage Holdings the right to acquire GL Therapeutics and provide management services to GL Therapeutics pending the closing of the acquisition.

Pursuant to the terms of a MIPC Agreement, dated July 2, 2018, among Acreage Holdings and OHMM, OHMM committed to sell all of the outstanding equity interests in GL Therapeutics to Acreage Holdings. The sale of the interests of GL Therapeutics is contingent upon GL Therapeutics holding its license for the required holding period under Ohio law before an entity is permitted to transfer control of such license.

Also on July 2, 2018, Acreage Holdings and GL Therapeutics entered into a credit agreement, security agreement, membership interest pledge agreement, indemnity, guaranty agreement and revolving secured promissory note (collectively, the “GT Loan Documents”), pursuant to which Acreage Holdings agreed to loan GL Therapeutics up to $5.5 million to fund operations. The note matures on July 30, 2023, and bears interest at the prime rate of interest per annum published from time to time in the Wall Street Journal, beginning on August 1, 2019. Acreage Holdings holds a first-priority security interest in all of the properties, assets and rights of GL Therapeutics under the GT Loan Documents.

On August 8, 2018, Acreage Holdings and GL Therapeutics entered into a Management Services Agreement, pursuant to which Acreage Holdings provides management and operational support to GL Therapeutics and receives monthly compensation in consideration therefor based upon a fixed percentage of GL Therapeutics’ net profits. GL Therapeutics and Acreage Holdings also entered into a Development Agreement, pursuant to which Acreage Holdings agreed to manage and coordinate the design and construction of GL Therapeutics’ processing facility.

For further details in respect of the GL Therapeutics acquisition, see “-- Summary of Acreage Acquisitions” below.

Greenleaf Apothecaries, LLC

Greenleaf Apothecaries, LLC (“GL Apothecaries”) is a limited liability company formed on June 19, 2017 under the laws of the State of Ohio and operates medical cannabis dispensaries. On June 7, 2018, the Ohio Board of Pharmacy issued GL Apothecaries five provisional licenses to operate dispensaries in Akron, Canton, Cleveland, Columbus and Wickliffe under the Ohio Medical Marijuana Control Program. The provisional licenses expire on December 7, 2018. GL Apothecaries is in the process of obtaining “permanent” certificates of operation, which certificates will be valid for two years following the date of issuance.

FORM 2A - LISTING STATEMENT - 26 -

On July 2, 2018, Acreage Holdings entered into a series of agreements with OHMM and GL Apothecaries, pursuant to which OHMM granted Acreage Holdings the right to acquire GL Apothecaries and provide management services to GL Apothecaries pending the closing of the acquisition.

Pursuant to the terms of a MIPC Agreement, dated July 2, 2018, among Acreage Holdings and OHMM, OHMM committed to sell all of the outstanding equity interests in GL Apothecaries to Acreage Holdings. The sale of the interests of GL Apothecaries is contingent upon GL Apothecaries holding its licenses for the required holding period under Ohio law before an entity is permitted to transfer control of such license.

Also on July 2, 2018, Acreage Holdings and GL Apothecaries entered into a credit agreement, security agreement, membership interest pledge agreement, indemnity and guaranty agreement and revolving secured promissory note (collectively, the “GA Loan Documents”), pursuant to which Acreage Holdings agreed to loan GL Apothecaries up to $10.5 million to fund operations. The note matures on July 30, 2023, and bears interest at the prime rate of interest per annum published from time to time in the Wall Street Journal, beginning on August 1, 2019. Acreage Holdings holds a first-priority a security interest in all of the properties, assets and rights of GL Apothecaries under the GA Loan Documents.

Acreage Holdings and GL Apothecaries entered into a Management Services Agreement, pursuant to which Acreage Holdings provides management and operational support to GL Apothecaries and receives monthly compensation in consideration therefor based upon a fixed percentage of GL Apothecaries’ net profits.

For further details in respect of the GL Apothecaries acquisition, see “-- Summary of Acreage Acquisitions” below.

Greenleaf Gardens, LLC

Greenleaf Gardens, LLC (“GL Gardens”) is a limited liability company formed on January 16, 2017 under the laws of the State of Ohio to operate a medical cannabis cultivation facility. GL Gardens sought the award of a license to operate its cultivation facility. GL Gardens is an intervenor in the pending state court lawsuit against the Department in Franklin County, Ohio, captioned PharmaCann Ohio, LLC v. Jacqueline T. Williams, et al., Case No. 17-CV-010962 (the “GL Litigation”). In such case, a number of applicants that applied to the Ohio Medical Marijuana Control Program for, but did not receive, provisional cultivation licenses have challenged the design, administration and execution of the process used to select provisional license awardees. GL Gardens intervened in the GL Litigation, solely asserting that the Ohio statutory framework for issuance of licenses under the Ohio Medical Marijuana Control Program is unconstitutional under the Ohio Constitution and the Fourteenth Amendment to the U.S. Constitution, both as applied and on its face. The parties to the GL Litigation have entered the discovery phase.

GL Gardens also has a pending administrative appeal challenging the decision not to award it a cultivator license. In such appeal, GL Gardens alleges the same claims and deficiencies as asserted in the GL Litigation.

On July 2, 2018, Acreage Holdings entered into a series of agreements with OHMM and GL Gardens, pursuant to which Acreage Holdings acquired the right to acquire GL Gardens and acquired the right to provide management services to GL Gardens pending closing of the acquisition.

Pursuant to the terms of a MIPC Agreement, dated July 2, 2018, among Acreage Holdings and OHMM, OHMM committed to sell all of the outstanding equity interests in GL Gardens to Acreage Holdings. The sale of the interests of GL Gardens is contingent upon the receipt GL Gardens of a cultivator provisional license and GL Gardens holding its licenses for the required holding period under Ohio law before an entity is permitted to transfer control of such license.

Also on July 2, 2018, Acreage Holdings and GL Gardens entered into a credit agreement, security agreement, membership interest pledge agreement, indemnity and guaranty agreement and revolving secured promissory note (collectively, the “GG Loan Documents”), pursuant to which Acreage Holdings agreed to loan GL Gardens up to $8.0 million to fund operations. The note matures on July 30, 2023, and bears interest at the prime rate of interest per annum published from time to time in the Wall Street Journal, beginning on August 1, 2019. Acreage Holdings holds a first-priority security interest in all of the properties, assets and rights of GL Gardens under the GG Loan Documents.

FORM 2A - LISTING STATEMENT - 27 -

Acreage Holdings and GL Gardens entered into a Management Services Agreement, pursuant to which Acreage Holdings provides management and operational support to GL Gardens and receives monthly compensation in consideration therefor based upon a fixed percentage of GL Gardens’ net profits. GL Gardens and Acreage Holdings also entered into a Development Agreement, pursuant to which Acreage Holdings agreed to manage and coordinate the design and construction of GL Gardens’ processing facility.

Oklahoma

Acreage OK Holdings, LLC

Acreage OK Holdings, LLC (“Acreage OK Holdings”) is a limited liability company formed on September 14, 2018 under the laws of the State of Oklahoma for the purposes of operating a vertically integrated medical cannabis business cultivating, processing, transporting and dispensing medical cannabis in Pocasset, Oklahoma. Acreage OK Holdings has submitted an application to obtain a license to operate such business to the Oklahoma Medical Marijuana Authority and remains in the process of obtaining such license.

Acreage Oklahoma, LLC (“Acreage Oklahoma”) is a limited liability company formed on September 5, 2018 under the laws of the State of Oklahoma and owns 25% of the outstanding equity interests in Acreage OK Holdings. Acreage Oklahoma is a wholly owned subsidiary of Acreage Holdings. The remaining equity interests in Acreage OK Holdings are held by an unaffiliated third party, Greenjacks, LLC.

Acreage Oklahoma is the sole manager of Acreage OK Holdings. On October 1, 2018, Acreage Holdings, Acreage OK Holdings, Acreage Oklahoma, Greenjacks, LLC and Bobby Jackson entered into a Management Services Agreement, pursuant to which Acreage Oklahoma provides certain administrative, management and operational support to Acreage OK Holdings. In consideration for the services provided, Acreage Holdings receives a management fee equal to 100% of Acreage OK Holdings’ monthly net income.

Rhode Island

Greenleaf Compassionate Care Center

Greenleaf Compassionate Care Center, Inc. (“GCCC”) is a non-profit corporation formed on February 17, 2010 under the laws of the State of Rhode Island and operates a cultivation and processing facility in Newport and a dispensary in Portsmouth. On May 25, 2017, the Rhode Island Department of Business Regulation issued GCCC a license to operate its facilities. The license has been renewed without issue.

On October 9, 2018, Acreage Holdings entered into a securities purchase agreement among Acreage Holdings, GCCC Management, LLC (“GCCCM”) and the holders of all of the outstanding equity in GCCCM, pursuant to which Acreage Holdings will acquire all of the outstanding equity in GCCCM. GCCCM and GCCC are in negotiations to enter into a master services agreement and a comprehensive integration agreement upon terms and conditions satisfactory to Acreage Holdings. Consummation of the transaction is subject to customary closing conditions, including satisfaction of diligence and approval by the State of Rhode Island.

FORM 2A - LISTING STATEMENT - 28 -

Summary of Acreage Acquisitions

The following table sets out the material terms of each Acreage Acquisition:

				Consideration for Transaction Related to Incremental Ownership (unaudited)
Entity	State	Date of Closing	% Ownership acquired	Cash Payment ($)	Seller Notes ($)	Value of Class D Units ($)	Number of Class D Units	Total Consideration ($)	State Approval Required?
Acreage Acquisitions
CCC-CT	CT	May 31, 2018	100.0%	$250,000	$11,150,000	$3,100,000	500,000	$14,500,000	Yes
SSBP	MA	May 4, 2018	100.0%	$415,664	$2,056,367	$1,805,173	291,157	$4,277,204	Yes
IGF	IL	Pending	100.0%	$8,000,000	$7,500,000	$-	-	$15,500,000	Yes
CCF	NJ	Pending	- %	$10,000,000	$-	$-	-	$10,000,000	Yes
GL Apothecaries	OH	July 2, 2018	- %	$4,162,500	$4,175,000	$4,162,500	671,371	$12,500,000	Yes
GL Therapeutics	OH	August 8, 2018	- %	$1,332,000	$1,336,000	$1,332,000	214,839	$4,000,000	Yes
GL Gardens	OH	Pending	- %	$1,665,000	$1,670,000	$1,665,000	268,548	$5,000,000	Yes
GCCC	RI	Pending	100.0%	$10,000,000	$-	$-	$-	$10,000,000	TBD
Nature’s Way(1)	FL	Pending	100.0%	$67,000,000	$-	$-	$-	$67,000,000	TBD
Total of Acquisitions				$35,825,164	$27,887,367	$12,064,673	1,945,915	$75,777,204

(1) As noted above, the sellers of Nature’s Way may elect to receive up to $20,000,000 in consideration paid in Resulting Issuer subordinate voting shares in lieu of that amount in cash.

Other Investments

In addition to Acreage Holdings’ interest in state-licensed cannabis cultivation, processing and dispensary operations, though its Subsidiaries, Acreage Holdings has also invested in non-core cannabis assets. While these investments are not part of Acreage Holdings’ overarching business strategy, management believes that these investments are opportunistic and provide some additional diversification to its portfolio.

The following is a summary of each additional investment:

Colorado

Dixie Brands, Inc.

Dixie Brands, Inc. (“Dixie”) is a corporation formed on May 5, 2014 under the laws of the State of Delaware. Dixie holds the exclusive licensing and intellectual property rights for the Dixie Elixirs and Edibles line of edibles, topicals and tinctures. Dixie has also established Therabis, a deliverable cannabis-based product to pets, and Aceso, a health and wellness product infused with CBD.

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Dixie is currently operational in Colorado, California and Nevada, and sells more than 30 different products across 100 SKUs, representing one of the industry’s leading brands of edibles, mints and energy shots. Melvin Yellin and Devin Binford, Managing Members of Acreage Holdings, sit on the board of directors of Dixie.

On March 31, 2015, Acreage Holdings entered into a Stock Assignment with Mr. Murphy pursuant to which it received 240,000 shares of common stock of Dixie from Mr. Murphy. See “General Development of the Business - Selected Financings - Murphy Transaction”. On August 1, 2016, as part of an investment by Murphy Capital, LLC into Acreage Holdings, an additional 65,000 shares of common stock of Dixie were transferred to Acreage Holdings in exchange for 650,000 Acreage Holdings Class A Units.

On April 7, 2016, Acreage Holdings loaned $200,000 to Dixie and in return Dixie issued a promissory note in favor of Acreage Holdings to evidence such indebtedness (the “Dixie Promissory Note”). The Dixie Promissory Note had a maturity date of April 7, 2017. On July 31, 2018, Acreage Holdings converted the Dixie Promissory Note into 54,496 shares of Dixie common stock in full satisfaction of any amounts outstanding thereunder.

As a result of the foregoing transactions, as of the date hereof, Acreage Holdings owns 359,496 shares of common stock of Dixie, representing approximately 3% on a fully diluted basis. Acreage Holdings also owns warrants to acquire 27,548 shares of Dixie’s common stock at $3.63 per share. The warrants expire on March 8, 2023.

Kalyx Development, Inc.

Kalyx Development LLC (“Kalyx”) is a private real estate investment trust that acquires commercial and industrial properties for lease on a triple net basis to cannabis operators in states with legal medical and / or recreational cannabis industries. As of the date hereof, Acreage Holdings owns 656,434 shares of common stock and 50,000 shares of preferred stock of Kalyx, representing approximately 9% of Kalyx on a fully diluted basis.

Illinois

NCC Real Estate, LLC

NCCRE is a limited liability company formed on September 15, 2016 under the laws of the State of Illinois and owns a property containing a 5,600 square foot medical cannabis dispensary in Rolling Meadows, Illinois, which is leased to NCC. Acreage Holdings and owns 33.33% of the issued and outstanding membership interests of NCCRE.

The remaining two-thirds equity interests in NCCRE are owned by two entities unaffiliated with Acreage Holdings, each of which hold one third of the equity interests of NCCRE. The governance of NCCRE and the relationship between the members of NCCRE is governed by the limited liability agreement of NCCRE, dated June 27, 2016.

New Jersey

Wilkins Industrial Park, L.L.C. / DALD, LLC

Wilkins Industrial Park, L.L.C. (“WIP”) is a limited liability company formed on June 10, 1994 under the laws of the State of New Jersey. WIP owns and operates a 110,600 square foot cannabis cultivation facility in Sewell, New Jersey. On April 9, 2018, Acreage Holdings entered into an Agreement of Option to Lease with WIP (the “Sewell Option to Lease”) pursuant to which Acreage Holdings was granted the option to lease the facility upon the terms and conditions set forth in the Sewell Option to Lease. On September 10, 2018, WIP assigned its interest in the Sewell Option to Lease to DALD, LLC (“DALD”). DALD is a limited liability company formed on August 15, 2018 under the laws of the State of New Jersey. On November 7, 2018, Acreage Holdings exercised the Sewell Option to Lease, and DALD and Acreage Holdings entered into a Lease dated as of the same date (the “Sewell Lease”). Acreage Holdings has the right under the Sewell Lease to purchase the premises for $3,000,000 during the initial five-year term. The purchase price to acquire the premises during any subsequent terms will be the greater of $2.5 million and the appraised value. Acreage Holdings issued 419,355 Class D units valued at $6.20 per unit with a total value of $2.6 million upon exercising the Sewell Option to Lease.

FORM 2A - LISTING STATEMENT - 30 -

Florida

Florida Wellness, LLC

Effective as of October 19, 2018, Acreage Holdings withdrew as a member and resigned as the manager of Florida Wellness, LLC (“FLW”), a limited liability company formed on June 27, 2016 under the laws of the State of Delaware for the purposes of investing in San Felasco Nurseries, Inc. (“SFN”). As a result, Acreage Holdings no longer holds any equity interests in FLW or SFN.

Upon withdrawal, FLW issued a $2.44 million promissory note to Acreage Holdings, due and payable upon the earlier of (i) six months after October 19, 2018 and (ii) five days following the closing of a transaction resulting in the transfer of SFN to an acquiring unrelated third party. Interest on the note accrues at 6.0% per annum.

Also in connection with the withdrawal, Acreage Holdings agreed to provide for the issuance of 5, 575 Resulting Issuer Warrants with a strike price equal to the price per share of the Finco SR Financing. These warrants will be issued to the remaining members of FLW on a pro rata basis.

Dispositions

Compass Ventures, Inc. (“Compass”) was formed on April 10, 2014 under the laws of the State of Illinois and holds a cultivation center permit granted by the State of Illinois Department of Agriculture. On February 24, 2017, Acreage Holdings entered into an operating agreement (the “Compass Operating Agreement”) with Compass pursuant to which Acreage Holdings acquired 24.5% of the outstanding membership units in the capital of Compass and 47.5% of Compass’ ongoing net income, net losses and distributions. The Compass Operating Agreement further provides that Compass’ original members receive a 5% preferential claim on all future distributions.

Greenhouse Compass, LLC (“Greenhouse Compass”) was formed on January 25, 2017 in the State of Illinois and holds a Registered Medical Cannabis Dispensing Organization license granted by the State of Illinois Department of Financial and Professional Regulation. On February 24, 2017, Acreage Holdings entered into an operating agreement (the “Greenhouse Compass Operating Agreement”) with Greenhouse Compass pursuant to which Acreage Holdings acquired 24.5% of the outstanding membership units in the capital of Greenhouse Compass and 47.5% of Greenhouse Compass’ ongoing net income, net losses and distributions. The Greenhouse Compass Operating Agreement further provides that Greenhouse Compass’ original members receive a 5% preferential claim on all future distributions.

On August 31, 2016, Acreage Holdings and Greenhouse Group, LLC (“Greenhouse Group”) formed two joint venture operating companies, HSGH Properties, LLC and HSGH Properties Union, LLC (collectively, the “HSGH Joint Ventures”).

On March 6, 2018, Acreage Holdings entered into an equity purchase agreement with Greenhouse Group to sell its equity interests in Compass, Greenhouse Compass and the HSGH Joint Ventures for total consideration of approximately $9.6 million. The transaction closed on May 14, 2018.

3.2       Significant Acquisitions and Dispositions

Significant Acquisitions

None of the Roll-Up Transactions or Acreage Acquisitions, as applicable, constitutes a “significant acquisition” within the meaning of Form 41-101F1, however, certain Roll-Up Transactions and Acreage Acquisitions, as applicable, constitute a “significant acquisition” for which financial statements would otherwise be required under National Instrument 41-101 - General Prospectus Requirements if this Listing Statement were a prospectus. Pursuant to Item 32 of Form 41-101F1, the financial statements to be included in this Listing Statement must include, among other things, the financial statements of a business or businesses acquired within the past two years or proposed to be acquired, if a reasonable investor reading the prospectus would regard the primary business to be the business or businesses acquired or proposed to be acquired (the “Primary Business”).

FORM 2A - LISTING STATEMENT - 31 -

Acreage Holdings has prepared and included standalone financial statements in this Listing Statement for each Roll-Up Transaction and Acreage Acquisition, as applicable, in respect of a Subsidiary that constitutes a Primary Business and is material to Acreage Holdings, being CCC-CT, PWCT, PATCC and WPMC. See “General Development of the Business - General Development of the Business” for further details concerning each of CCC-CT, PWCT, PATCC and WPMC and the Roll-Up Transactions and Acreage Acquisitions, as applicable.

No financial statements for Subsidiaries subject to the Roll-Up Transactions or Acreage Acquisitions, as applicable, which do not constitute a Primary Business, being those Subsidiaries whose principal assets are comprised of either management contracts or licenses (grow or dispensary) with no operational activities, or which would constitute a Primary Business but is otherwise immaterial to Acreage Holdings’ business and operations, as a whole, have been included in this Listing Statement.

Pursuant to an application made to the Ontario Securities Commission, as principal regulator, Pubco obtained an order from the Ontario Securities Commission dated November 13, 2018 exempting Pubco from: (A) the requirements in subparagraph 4.10(2)(a) of NI 51-102 and item 5.2 of Form 51-102F3 Material Change Report to provide (i) audited annual financial statements for each of the Acquisition Entities for each of their three most recently completed financial years, (ii) comparative interim financial statements for each of the Acquisition Entities in respect of the most recently completed interim period completed prior to the Business Combination, (iii) management’s discussion and analysis in respect of each of the financial statements referred to in (i) and (ii); and (B) from the requirements to include audited annual financial statements of Pubco, Acreage Holdings and each of the Material Acquisitions for the third most recently-completed financial year.

Please refer to the pro forma financial statements of the Resulting Issuer attached hereto as Schedule “G” to view the effect of the Roll-Up Transactions and Acreage Acquisitions that constitute material Primary Businesses on the operating results and financial position of the Resulting Issuer.

Significant Dispositions

No disposition was completed during the most recently completed financial year or current financial year which would constitute a “significant disposition” for which financial statements would be required under NI 41-101 if this Listing Statement were a prospectus.

3.3       Trends, Commitments, Events or Uncertainties

On February 8, 2018, the Canadian Securities Administrators issued Staff Notice 51-352 (Revised) - Resulting Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that have U.S. cannabis-related activities. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. In accordance with the Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying those parts of this Listing Statement that address the disclosure expectations outlined in Staff Notice 51-352.

FORM 2A - LISTING STATEMENT - 32 -

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Listing Statement Cross Reference
All Resulting Issuers with U.S. Marijuana-Related Activities	Describe the nature of the Resulting Issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	Section 3 - General Development of the Business Section 4 -Narrative Description of the Business
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Cover Page (disclosure in bold typeface)
	Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the Resulting Issuer conducts U.S. marijuana-related activities.	Section 1.3 Cautionary Statement Regarding the Business Section 3 - General Development of the Business Section 4 -Narrative Description of the Business Section 17 - Risk Factors
	Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the Resulting Issuer’s ability to operate in the U.S.	Section 17 - Risk Factors
	Given the illegality of marijuana under U.S. federal law, discuss the Resulting Issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	Section 4 - Narrative Description of the Business Section 17 - Risk Factors
Quantify the Resulting Issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.

Section 5 - Selected Consolidated Financial Information

Schedules “C”, “E” and “G” to the Listing Statement.

Note: at the time of the Listing Statement, the major operations of the Resulting Issuer are only in the United States

	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Legal advice has been obtained.
U.S. Marijuana Resulting Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the Resulting Issuer operates and confirm how the Resulting Issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Section 3 - General Development of the Business Section 4 -Narrative Description of the Business
	Discuss the Resulting Issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the Resulting Issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the Resulting Issuer’s license, business activities or operations.	Section 3 - General Development of the Business Section 4 -Narrative Description of the Business Section 17 - Risk Factors

FORM 2A - LISTING STATEMENT - 33 -

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Listing Statement Cross Reference
U.S. Marijuana Resulting Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the Resulting Issuer’s investee(s) operate.	Section 4 -Narrative Description of the Business
	Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the Resulting Issuer is aware, that may have an impact on the investee’s license, business activities or operations.	Section 3 - General Development of the Business Section 4 -Narrative Description of the Business
U.S. Marijuana Resulting Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Not applicable.

Regulatory Overview

In accordance with Staff Notice 51-352, a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where Acreage Holdings is currently directly involved through its Subsidiaries can be found under “Market Information, Trends, Commitments, Events and Uncertainties Usage of Cannabis”. The Subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational and/or medicinal cannabis marketplace in the following U.S. states: California, Florida, Illinois, Iowa, Maryland, New Hampshire, New York, North Dakota, Oregon and Pennsylvania. In addition, Acreage Holdings has pending transactions which, if consummated, would result in it being engaged, through its Subsidiaries, in the manufacture, possession, use, sale or distribution of cannabis in the recreational and/or medicinal cannabis marketplace in the following additional U.S. states: Connecticut, Illinois, Iowa, Massachusetts, New Jersey, North Dakota, Ohio, Oklahoma and Rhode Island. In accordance with Staff Notice 51-352, Acreage Holdings will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and any supplements or amendments hereto will be reflected in, and provided to, investors in public filings of the Resulting Issuer, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations or notices of violation which may have an impact on any Subsidiary’s licenses, business activities or operations will be promptly disclosed by the Resulting Issuer.

Recently, news media have reported that United States immigration authorities have increased scrutiny of Canadian citizens who are crossing the United States-Canada border with respect to persons involved in cannabis businesses in the United States. There have been a number of Canadians barred from entering the United States as a result of an investment in or act related to United States cannabis businesses. In some cases, entry has been barred for extended periods of time. See “Risk Factors - Risks Generally Related to the Resulting Issuer - Key Personnel” and “Risk Factors - Risks Generally Related to the Resulting Issuer - Canada-United States Border Risks”.

4.       NARRATIVE DESCRIPTION OF THE BUSINESS

4.1       Narrative Description of the Business

Prior to the RTO, Pubco had no active business operations aside from seeking business opportunities. Upon effecting the RTO, the below description of Acreage Holdings business will become that of the Resulting Issuer.

Acreage Holdings Overview

Acreage Holdings is one of the United States’ largest vertically integrated, multi-state operators in the cannabis industry. Headquartered in New York, the operations of the business include cultivating, processing, distributing and retailing high-quality, effective cannabis. Acreage Holdings markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

FORM 2A - LISTING STATEMENT - 34 -

Acreage Holdings and its Founder, Chairman and CEO, Mr. Murphy, have been at the forefront of professional, legal cannabis since Mr. Murphy’s initial investment into Maine in 2011. Since that time, Acreage Holdings has acquired and won cannabis licenses as one of the most trusted and capable operators in this space.

Today, the footprint of Acreage Holdings spans 14 states, a combination of medical and adult-use markets covering 133 million people. By including anticipated acquisitions, that footprint expands to 17 states covering 165 million people, over half of the U.S. population). With experience in both medical and adult-use markets, Acreage Holdings has the experience and knowledge to capitalize on the transition from medical to adult-use in a way that satisfies consumers and policymakers alike.

Currently, Acreage Holdings’ footprint can be categorized by three development stages: license procurement (via application or acquisition), buildout and operational deployment. Cannabis is a young industry and Acreage Holdings currently has state-based operations in each of these development stages. The lead time to deploy a market can be substantial, especially on the cultivation and processing side of the business where structural build-outs are complex and generally involve compliance with complex and dynamic regulatory environments.

As noted in Section 3, beginning in April 2018, Acreage Holdings focused its business strategy on acquiring control over the Subsidiaries (i.e., entities other than Dixie, Kalyx, WPMC and NCCRE) in which it had an existing investment. With the exceptions noted in Section 3, all Subsidiaries are now 100% owned and controlled by Acreage Holdings. The Roll-Up, which, as discussed in Section 3, is substantially complete was necessary to realize the full opportunity for Acreage Holdings, creating corporate synergies for increased revenue growth and margins.

In anticipation of the Roll-Up, Acreage Holdings formed centralized operations and marketing teams that span across all markets in which it is involved with the objective of bringing economies of scale and operational consistency to the business. The team focuses on several important aspects of the business including construction, product development, retailing and marketing, in pursuit of a consistent and compelling experience within its stores and with its products. Acreage Holdings believes that its professional management team, recruited from adjacent industries, will be a differentiator in terms of its operational agility and ability to deliver on its vision.

FORM 2A - LISTING STATEMENT - 35 -

Acreage Holdings organizes its operations as follows:

Components of Acreage Holdings’ Cannabis Operations
Cultivation	The growing of cannabis, typically conducted in controlled, indoor facilities or greenhouses. Outdoor cultivation occasionally occurs in certain markets in which regulations allow.
Processing	The production of sellable cannabis products, most typically “derivative” products that require extraction of cannabinoids for use in vape pen oils, lotions, tinctures and extracts. Processing includes the formulations and packaging for all branded products.
Retail	The dispensing of cannabis products to patients or adult-use customers via storefronts that are typically referred to as dispensaries.
Distribution	The wholesaling of cultivated or processed cannabis products to third-party retailers.

Acreage Holdings has licenses which permit it to engage in any or all of cultivating, processing, retailing and/or distributing legal cannabis in 14 states, of which 11 are currently in operation.

Of the licenses held by Acreage Holdings, it has licenses to operate cultivation facilities in nine states, of which seven are currently operating and Acreage Holdings anticipates an eighth to be operational before the end of 2018.

In most states, Acreage Holdings’ processing facilities are co-located with its cultivation facilities. Acreage Holdings has licenses to process in nine states, of which seven are currently operational.

Acreage Holdings has licenses to operate 34 retail dispensaries in 11 states, of which 15 of such dispensaries are currently operational in seven states. By the end of 2018, Acreage Holdings anticipates opening an additional six dispensaries, including facilities in two additional states.

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The following table provides a summary of Acreage Holdings operations:

The Acreage Holdings Portfolio
#	State	Operating YE 2018	Vertically Integrated	State Highlights
1	California	Yes	No	Boutique grow and manufacturing as a hub for branded products and distribution
2	Connecticut	Yes	No	Two of nine dispensaries operating in the state
3	Illinois	Yes	Yes	One dispensary currently operating with cultivation coming online in 2019
4	Iowa	No	No	One of two cultivator/manufacturers in the state
5	Maine	Yes	Yes	Four of eight dispensaries in the market with a grow processor facility
6	Maryland	Yes	No	One of 102 retail licenses, dispensary located in Baltimore
7	Massachusetts	Yes	Yes	Licensed to open nine dispensaries (six via managed services relationship) with a 36,000 sq. ft cultivation and processing facility
8	Michigan	No	Yes	Local commercial relationship with real estate approved for use in cannabis business. Commercial partner in the process of obtaining licenses for vertical operation with 3+ retailers
9	New Hampshire	Yes	Yes	One dispensary located in Merrimack, densest portion of state
10	New Jersey	Yes	Yes	Acreage owns one of six vertical licenses in the state, adult use bill expected in 2019
11	New York	Yes	Yes	One of 10 vertical licenses with three retailers opening this year and one opening in early 2019.
12	North Dakota	No	No	Won dispensary license to be located in Fargo
13	Pennsylvania	Yes	No	High end indoor grow and manufacturing facility
14	Ohio	Yes	No	Five of 60 authorized dispensaries. One of only three applicants to be granted the maximum five dispensaries. Processing license.
15	Oregon	Yes	Yes	Five active dispensaries with a recently added cultivation facility
16	Rhode Island	Yes	Yes	One of three vertically integrated operations in the state

In addition to the above, Acreage Holdings has entered into agreements to expand its operations into Rhode Island, Florida and Michigan, and to expand existing operations in Illinois. Of these pending agreements, only Rhode Island has facilities that are currently operational.

Pending Acquisitions
#	State	Operating YE ‘18	Vertically Integrated	State Highlights
1	Rhode Island	Yes	Yes	Signed agreement for one of the three vertical licenses in the state. Dispensary located in Portsmouth
2	Florida	No	Yes	Signed agreement for one of the 13 vertical licenses in the state with the right to open up to 30 dispensaries
3	Illinois	No	Yes	Pending acquisition of a cultivation license to create vertical integration with Acreage Holdings’ dispensary.

As noted in Section 3, in certain states, state regulations require that licenses be held by non-profit entities which are also responsible for the conduct of business under those licenses. In those states, Acreage Holdings or one of its wholly-owned Subsidiaries have entered into management agreements which require Acreage Holdings to provide certain management and operational services to those entities in exchange for participatory economics, in each case as described in Section 3.

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Acreage Holdings plans to continue its expansion, with active efforts underway to acquire new and existing licenses in states where it does not currently have operations, as well as to acquire additional capabilities and facilities within its existing states.

As at November 12, 2018, Acreage Holdings had approximately 280 full-time employees, on a consolidated basis with the Subsidiaries.

Market Overview

The legal U.S. cannabis industry is projected to reach $11 billion in 2018, rising to $23.4 billion in 2022 (The Arcview Group - The State of Legal Marijuana Markets (6th Edition)). Currently, 30 states and the District of Columbia in the U.S. have legalized and implemented a medical cannabis program. Nine states and the District of Columbia have also legalized the adult-use of cannabis.

Because states are independently legalizing cannabis use, almost every state has a different approach to its program. Patient conditions, market structures, consumption methods, product testing and packaging requirements are just a few of the variables that differentiate each program. The variances in the implementation of cannabis regulations can account for differences in patient adoption rates and per capita cannabis consumption.

Operating a cannabis business almost always requires a license from a state regulatory board and usually local municipality approval. Nearly all operations require some license from a state and/or a municipal regulatory body. While licensing rules vary from state to state, we generally seek to enter markets that have restrictions on the number of licenses available. Some markets (such as Ohio) have different licenses for each aspect of the business: cultivation, processing or retail dispensary establishment. Other states (such as New York) have issued combination licenses that incorporate two or more of these business activities into a single license. A core business strategy for Acreage Holdings is to operate as a vertically integrated enterprise, licensed to cultivate, process, and sell legal cannabis products. Acreage Holdings is vertically integrated in half of the states in which we are licensed to operate, and plans to transform virtually all of the others to vertically integrated markets as part of our strategic growth strategy.

Adult Use

Nine states, plus the District of Columbia, have legalized adult use cannabis, giving access to over 70 million Americans. Except for Vermont, Maine and the District of Columbia, adult use programs with regulations and taxation for cultivation, processing and dispensing have been implemented. Ballot initiatives or legislative actions are being widely discussed in numerous other states.

Medical Cannabis

Over half of the United States has legalized medical cannabis for its citizens, however, as noted above, these programs vary greatly. Some programs are robust with healthy regulations to give access to patients with a wide range of qualifying conditions. Other states are more restrictive, with a much more narrow set of qualifying conditions. The difference in qualifying conditions, among others, are the key factors influencing the adoption rate of a medical cannabis programs.

Not including the 10 markets that legalized adult use cannabis, there are 22 states that have medical cannabis utilizing THC and 16 others with restrictive low/no THC program.

Total Funds Available

Acreage Holdings has historically relied upon convertible debt and equity financings to satisfy its capital requirements and may require further capital to finance its development, expansion and acquisition activities moving forward.

The pro forma working capital position of the Resulting Issuer as of June 30, 2018, after giving effect to the RTO, as if it had been completed on that date, was approximately $387 million. This amount reflects the combined working capital of Acreage Holdings and Pubco as at June 30, 2018, as well as the RTO and related transactions discussed in further detail in the consolidated pro forma balance sheet of the Resulting Issuer, which is attached hereto as Schedule “G”. These transactions include the Acreage Holdings Note Financing as well as the Finco SR Financing.

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The Finco SR Financing

In connection with the RTO, Finco completed the Finco SR Financing at a price of $25.00 per Finco Subscription Receipt (the “SR Offering Price”) for gross proceeds of $314,153,600. On November 14, 2018, upon satisfaction of the Escrow Release Conditions, each Finco Subscription Receipt was automatically exchanged for one common share of Finco without payment of additional consideration or further action on the part of the holder in accordance with the Subscription Receipt Agreement. The common shares of Finco issued upon exercise of the Finco Subscription Receipts were exchanged for Subordinate Voting Shares pursuant to the RTO.

In connection with the Finco SR Financing, Acreage Holdings paid a cash fee to the Agents equal to 6.0% of the gross proceeds of the brokered portion of the Finco SR Financing in accordance with the terms and conditions of the Agency Agreement (such cash fee was reduced to 2.5% in respect of sales to subscribers on the president’s list) and a financial advisory fee in the amount of $3,000,000 in connection with the non-brokered portion of the Finco SR Financing. As additional consideration, the Agents were granted Compensation Options (“Compensation Options”) entitling the Agents to subscribe for that number of common shares of Finco as was equal to 2.0% of the number of Finco Subscription Receipts issued under the brokered portion of the Finco SR Financing (such number of Compensation Options was reduced to 1.5% in respect of sales to subscribers on the president’s list). Each Compensation Option is exercisable for one Subordinate Voting Share (subject to any necessary adjustments) at the SR Offering Price for a period of 24 months following the date the Escrow Release Conditions are satisfied.

Purpose of Funds

Upon completion of the RTO, the Resulting Issuer expects to have approximately $316.2 million available for the principal purposes of supporting ongoing mergers and acquisitions activities, capital expenditures and general corporate purposes. Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Resulting Issuer to achieve its objectives. The Resulting Issuer may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives and expects to either issue additional securities or incur debt to do so. There can be no assurance that additional funding required by the Resulting Issuer will be available, if required. It is anticipated that the available funds will be sufficient to satisfy the Resulting Issuer’s objectives for the forthcoming 12-month period. The amounts shown in the table below are estimates only and are based on the information available to the Resulting Issuer as of the date of this Listing Statement.

Forecast 12 Month Budget

Expected Funds Available to the Resulting Issuer (1)	$387,211,000
Payment of Seller Notes	(30,000,000)
Cost of Issuance	(19,000,000)
Withholding Tax Payment(2)	(22,042,075)
General and Administrative Expenses	(20,000,000)
Committed Acquisition and Subsequent Build-Out	(102,000,000)
Future Capital Expenditures	(85,500,000)
Excess Funds Available to the Resulting Issuer for General Working Capital	$108,668,925

Notes:

(1) The Resulting Issuer expects to have positive cash from operations over the next 12 months to contribute to funding its ongoing operations.

(2) In connection with the Reorganization, non-U.S. holders of Acreage Holdings Units will generally be subject to U.S. withholding tax under Code Section 1446(f) upon the disposition of Acreage Holdings Units equal to 10% of the fair market value of shares received in the exchange, or approximately $22 million, based on the SR Offering Price of Subordinate Voting Shares. The Resulting Issuer will withhold 10% of the Subordinate Voting Shares delivered to non-U.S holders, or approximately 900,000 Subordinate Voting Shares, and the Resulting Issuer may cancel such Subordinate Voting Shares. In the case of the cancellation of such shares, the Resulting Issuer will pay the resulting tax withholding tax obligation out of the use of proceeds from the Finco SR Financing. The Resulting Issuer reserves the right to facilitate the sale of such shares and, in such case, to remit the proceeds thereof in satisfaction of its withholding tax obligation.

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Ability to Access Public and Private Capital

Due to the present state of the laws and regulations governing financial institutions in the United States, certain banks refuse to provide banking services to businesses involved in the cannabis industry. Consequently, Acreage Holdings may not be able to obtain bank financing in the United States or financing from other United States federally regulated entities.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and projects similar to the Resulting Issuer. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants.

Acreage Holdings has historically, and continues to have, robust access to equity and debt financing from exempt markets in the United States. Acreage Holdings’ executive team and management have extensive relationships with sources of private capital (such as funds and high net worth individuals).

Acreage Holdings has historically, and continues to have, robust access to equity and debt financing from the markets in the U.S. and Canada. Specifically: (i) on November 15, 2017, Acreage Holdings issued convertible promissory notes for gross proceeds of $31 million; (ii) On August 2, 2018, Acreage Holdings issued 19,352,143 Class E Membership Units for gross proceeds of approximately $119 million; and (iii) in connection with the RTO, on November 13, 2018, Acreage Holdings closed the Finco SR Financing for gross proceeds of approximately $315 million. Additionally, Acreage Holdings expects to raise capital, both in the form of debt and new equity offerings, during the next fiscal year.

Acreage Holdings also expects to generate adequate cash to fund its continuing operations. Acreage Holdings’ business plan includes aggressive growth, both in the form of additional acquisitions and through facility expansion and improvements.

There can be no assurance that additional financing will be available to the Resulting Issuer when needed or on terms which are acceptable. The Resulting Issuer’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors - Risks Generally Related to the Resulting Issuer - Additional Financing”.

Principal Products and Services

Acreage Holdings focuses on the cultivating, processing, distributing and retailing of top quality cannabis, cannabis derivative products and branded products. Prior to the Roll-Up, the various Subsidiaries had different product portfolios. As Acreage Holdings obtained full operational control as the result of the Roll-Up, it has pursued a hybrid branding approach, leveraging the loyalty and trust of The Botanist, Acreage Holdings’ flagship retail brand, while acknowledging the power of a ‘House of Brands’ approach to target specific form factors and consumer demographics.

The Botanist retail concept was developed to bring a unique, consistent and scalable retail design and customer experience to cannabis, one that would appeal to a wide range of both adult-use and medicinal cannabis customers nationwide. Emphasizing the holistic and natural qualities of cannabis and delivered in an immersive retail experience that blends nature and science, The Botanist looks to deliver a level of education, sense of community, and welcoming experience Acreage Holdings believes is lacking in most cannabis dispensaries. The staff is highly trained and knowledgeable to help provide insight and guidance to customers and patients as they explore the far-reaching benefits of cannabis.

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The Botanist core set of products includes but is not limited to flower, pre-rolls, vape pens, tinctures and capsules. Acreage Holdings aims to sell as many product forms in its dispensaries as individual state regulations allow. The Botanist portfolio will be rolled out across all of Acreage Holdings’ assets, in conjunction with the implementation of strict standard operating procedures and robust quality control processes, allowing Acreage Holdings to provide consumers with nearly identical products across markets. This portfolio branding and standardization emphasizes The Botanist’s promise of consistent, reliable and effective products, regardless of location.

Acreage Holdings supplements these categories with a ‘House of Brands’ approach to target more specific consumer needs. Diverging consumption methods requires unique brands to fulfill differentiated value propositions in categories such as edibles, beverages, topicals and concentrates. A variety of extraction methods will be used ranging from CO2 to butane to ethanol depending on the product requirements. Acreage Holdings boasts one of the top extraction teams in the cannabis industry, holding over 30 Cannabis Cup medals and led by Bill Fenger, the creator of ‘Live Resin’, a popular extraction technique which maintains the full spectrum of cannabinoids and terpenes to create superior products. With this deep technical cannabis experience supported with a robust in-house data analytics team, Acreage Holdings will utilize an agile product development workflow to continuously produce, test and launch new products. Data-driven decision making will inform which products to scale in which markets across Acreage Holdings’ footprint, acknowledging the diversity of markets in the United States. Acreage Holdings’ brands all hold the same consumer promise, that across every price point, Acreage Holdings delivers the absolute highest quality cannabis product.

The Subsidiaries are actively cultivating, manufacturing, distributing or retailing products in 11 states. As Acreage Holdings continues to standardize operating procedures of its Subsidiaries, full branded suites of products will begin to enter the market in the fourth quarter of 2018.

Operational Integration

In anticipation of the Roll-Up, Acreage Holdings built an operations team to be focused on integrating the properties acquired during and after the Roll-Up into a nationwide platform. Acreage Holdings is intently focused on becoming the first nationwide cannabis company operating to exceptionally high standards of efficiency, quality-control and customer satisfaction.

Prior to the completion of the Roll-Up, many of the Subsidiaries were operating independently and now require integration into a single operating model. The primary points of integration will be as follows:

•	Rebranding of Retail Dispensaries: Currently, all but one of the Subsidiaries’ open dispensaries are being operated under their original retail flags. Over the next 18 months, Acreage Holdings plans to transition those brands to one consistent retail brand and customer experience model: “The Botanist.” This conversion will allow Acreage Holdings to build a national, trusted brand, leveraging Acreage Holdings’ growing voice to drive awareness and traffic.

•	Product Standardization: In order to fully capitalize on its geographic breadth and scale, Acreage Holdings needs to be able to consistently replicate branded products across its multiple markets. This requires the standardization of processes and equipment across the Subsidiaries’ cultivation and processing facilities. This exercise includes the conformity of equipment platforms as well as the adoption of universal standard operating procedures and formulations.

•	Systems Integration: A key focus for Acreage Holdings will be implementing consistent systems and technology across the businesses of the Subsidiaries. This integration exercise includes the unification of general ledger, enterprise resource planning and other software platforms. This initiative will allow for enhanced reporting capabilities, robust data collection and analysis.
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Growth Strategy

Acreage Holdings intends to expand into new markets as well as its existing markets with more retail dispensaries, operational capabilities and unique product offerings. Acreage Holdings intends to pursue growth in the following ways:

•	opening incremental dispensaries permitted under current licenses
•	expansion of cultivation and processing capabilities
•	expansion of vertically integrated capabilities
•	broad distribution of Acreage Holdings’ branded product portfolio
•	entering new markets via application or M&A

Opening Incremental Dispensaries Permitted Under Current Licenses

In many states, the Subsidiaries still have the opportunity to open up incremental dispensaries that are permitted under the current licensing structures. The rapid build out of dispensary locations will be the largest driver of Acreage Holdings’ revenue growth.

•	Massachusetts: The first three Massachusetts dispensaries are expected to be opened by year-end 2018. PWC has licenses (via management services contracts) to open six additional dispensaries.

•	Florida: If a potential acquisition in Florida is completed, Acreage Holdings will have the opportunity to open 30 dispensaries in Florida.

•	Michigan: Pending completion of the joint venture with BTH, Acreage Holdings, under a managed services agreement, aims to open and operate at least three The Botanist dispensaries next year focusing on top population centers in the state, including Detroit, Ann Arbor, Flint and Lansing. Real estate has already been secured. Acreage Holdings anticipates it will be able to begin managed services operations quickly upon BTH’s receipt of the licenses. Separately, Acreage Holdings is currently working through the local and state licensing approval process. Once approved, ownership of the assets under the managed services partnership will be transferred to Acreage Holdings.

•	New York: NYCANNA is licensed to open four stores throughout the state. Three are expected to open by the end of 2018 with the fourth expected to open in early 2019. In keeping with the terms of the license, NYCANNA will launch Botanist dispensaries in Buffalo, Middletown, Queens and Farmingdale.

•	North Dakota: After winning one of eight dispensary licenses, Acreage Holdings will locate The Botanist in Fargo and expects to be open in Q4 2019.

•	Ohio: Through a management services arrangement, Acreage Holdings has access to five dispensary licenses to be located in Cleveland, Akron, Columbus, Canton and Wickliff. With a new and rapidly growing market, speed to market will be vital and Acreage Holdings expects to open all five stores in the first quarter of 2019.

•	New Jersey: In addition to the one existing dispensary operating in New Jersey, Acreage Holdings believes that it has the ability under the current license held by CCF to open two additional dispensaries in the southern part of the state. Acreage Holdings is currently procuring locations for these two additional The Botanist dispensaries.

Expansion of Cultivation and Processing Capabilities

Acreage Holdings aims to build scalable cultivation and processing capabilities, bringing additional capacity online as justified by demand. Nearly all of Acreage Holdings’ facilities contain room for expansion on property either within an existing structure or in an adjacent structure. Usually the cost for expansion is substantially lower than the initial cost given scalability of the non-canopy space to accommodate additional throughput.

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•	Florida: Pending completion of the proposed Florida acquisition, Acreage Holdings will seek a development site for the location of a greenhouse and indoor cultivation facility. The Florida license has no restrictions on canopy (the area of a cultivation facility actually used to grow cannabis) and management’s expectation is to develop a property with the capacity for several hundred thousand square feet of cultivation space.

•	Illinois: Pending completion of the proposed Illinois acquisition, Acreage Holdings intends to finish construction on the cultivation and processing facility in Freeport, Illinois. Construction on the 80,000 square foot facility was started by the prior owner in Freeport and has additional land to scale, if needed.

•	Massachusetts: A 36,000 square foot facility in Sterling, Massachusetts, will be reserved for high quality indoor flower. In Rockland, a processing center is currently under construction which will create derivative products from wholesale cannabis.

•	Maine: Currently in a 40,000 square foot building with nearly 12,000 square feet of canopy, WCM expects to expand capacity in 2019 to a total of nearly 24,000 square feet reflecting the estimated incremental demand.

•	New Hampshire: PATCC operates 8,000 square feet of canopy with significant room for expansion within the 30,000 square foot building.

•	New Jersey: A small 3,600 square foot indoor grow was being utilized by the operator before Acreage Holdings acquired CCF. To prepare for the increased demand throughout the state, Acreage Holdings is retrofitting a 125,000 square foot commercial greenhouse to provide 96,000 square feet of canopy in addition to full processing capabilities. The full available canopy will not be utilized until demand ramps up in the state.

•	New York: With a 70,000 square foot cultivation and processing building, NYCANNA is prepared to scale up operations through an option to purchase adjacent land and construct a greenhouse which could support 100,000 square feet of greenhouse canopy. NYCANNA will monitor policy changes to inform estimated demand and build accordingly.

•	Oregon: With completion expected in November 2018, Cannabliss & Co. will have 9,000 square feet of indoor canopy in a 30,000 square foot building. High-end, proprietary strains will be grown to service the five-dispensary footprint with the remaining space to be allocated to manufacturing once a processing license is secured.

•	Pennsylvania: With its first harvest in May 2018, PWPA has 15,000 square feet of indoor capacity with adjacent land ready to build a greenhouse when demand in the market supports expansion. The Pennsylvania facility can support up to 100,000 square feet of greenhouse canopy.

•	California: An oversupply in raw cannabis is expected by management, thus Acreage Holdings is not focused on scaling cultivation. Acreage Holdings’ subsidiary, CWG, has 2,500 square feet of indoor canopy, housed in a 20,000 square foot building. CWG uses the remaining space for extraction, manufacturing and end product packaging.

•	Iowa: Acreage Holdings’ management is not expecting demand to ramp rapidly given the current constraints on demand in this market. Acreage Holdings expects to complete 1,200 square feet of canopy attached to a manufacturing lab to create end products in Q2 2019. This minimal implementation should allow us to cost-effectively await policy changes in that market that will allow more aggressive patient demand.
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Expansion of Vertically Integrated Capabilities

In order to maximize efficiencies, control product quality and manage distribution, Acreage Holdings aims to be vertically integrated in most of the states in which its Subsidiaries operate. Acreage Holdings continues to pursue acquisition of additional assets and/or businesses within the states in which the Subsidiaries operate to maintain or improve its overall market share. Examples include:

•	Connecticut: Acreage Connecticut, LLC, a wholly owned subsidiary of Acreage Holdings that does not currently have any operating assets or activity , has a pending application for two additional dispensary licenses in Connecticut. Additionally, Acreage Holdings anticipates that it may seek to acquire cultivation and processing capabilities in Connecticut.

•	Pennsylvania: PWPA has a pending application for two dispensary licenses in Pennsylvania.

•	Maryland: Acreage Holdings will continue to evaluate opportunities to potentially acquire cultivation and processing capabilities in Maryland; however, given the current state ownership limitation, with only one dispensary, Acreage Holdings believes the benefit of being vertically integrated in Maryland is marginal.

Broad Distribution of Acreage Holdings’ Branded Product Portfolio

Acreage Holdings’ product and marketing team is focused on developing branded cannabis products that will have substantial opportunity for wholesale market penetration. As U.S. markets mature, consumer choice will grow and buying patterns will be dictated more and more by brand affinity.

Entering New Markets via Application or M&A

Acreage Holdings has a proven ability to win limited licenses in emerging medical states such as Iowa, North Dakota and Pennsylvania. Acreage Holdings maintains a dedicated team focused on new license applications currently evaluating states such as Oklahoma, West Virginia and Virginia. In states where licenses have already been granted, Acreage Holdings anticipates that it will seek to acquire accretive operations and subsequently integrate those operations using its integration process.

Competition

Acreage Holdings and the Subsidiaries compete with a variety of different operators across the states in which they currently operate. In the majority of such states, there are specific license caps that create high barriers to entry. However, in some markets, such as California and Oregon, there are few caps on licenses creating a more open marketplace. Acreage Holdings views multi-state operators that have vertical operations as the most direct competition, including Green Thumb Industries, iAnthus, Medmen, and Curaleaf. Like Acreage Holdings, these companies can realize centralized synergies to produce higher margins when compared to single-state operators.

Additionally, Acreage Holdings competes with the unregulated black and grey markets. As the regulatory environment continues to be formalized and enforced, management believes there will be a major reduction of these operators.

Investment Strategy

Acreage Holdings intends to seek investment and acquisition opportunities in high-margin, fast-growth, cannabis-related businesses that are complementary to Acreage Holdings’ footprint and/or range of products and services, operating in sectors with strong barriers to entry, or having a significant first-mover or other distinctive competitive advantages, servicing a large addressable revenue-generating market. Acreage Holdings intends to invest in technology to optimize Acreage Holdings’ core business in addition to technologies that have the potential to be disruptive to the current industry. The viability of cannabis-related business models may be impacted by enforcement of federal drug laws against cannabis companies operating under state law, as well as by accelerated liberalization of cannabis regulation and enforcement on the federal and state level. Acreage Holdings intends to remain abreast of the latest regulatory and political developments impacting the space and seek to adjust its investment criteria accordingly.

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4.2       Market Information, Trends, Commitments, Events and Uncertainties Usage of Cannabis

Competition between companies in the cannabis industry revolves primarily around the ability to attract community support, understand government policies and their implications, adjust to changing regulations, market differentiated products and development of effective cannabis strains and alternative products.

United States Regulation Environment

United States Federal Overview

The United States federal government regulates drugs through the CSA which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I controlled substance. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The DOJ defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The United States Food and Drug Administration has not approved cannabis as a safe and effective drug for any condition.

State laws that permit and regulate the production, distribution and use of cannabis for recreational or medicinal purposes are in direct conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although Acreage Holdings’ activities are compliant with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve Acreage Holdings of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against Acreage Holdings.

As of the date of this Listing Statement, 30 U.S. states and the District of Columbia have now legalized the cultivation and sale of full-strength cannabis for medical purposes. In nine U.S. states, the sale and possession of cannabis is legal for both medical and adult-use, the District of Columbia has legalized adult-use but not commercial sale. Sixteen states have also enacted low-THC / high-CBD only laws for medical cannabis patients. All considered, approximately 95% of Americans now live in states where some form of medical cannabis is legal.

The prior U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum which then-Deputy Attorney General James Cole sent to all United States Attorneys in August 2013 (the “Cole Memorandum”) outlining certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued a new memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress by following well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future.

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Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress adopted amendments to the fiscal years 2015, 2016 and 2017 Consolidated Appropriations Acts (currently referred to as the “Rohrabacher/Blumenauer Amendment”) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The Rohrabacher/Blumenauer Amendment was included in the fiscal year 2018 budget passed on March 23, 2018. The Rohrabacher/Blumenauer Amendment was included in the short term spending bill signed into legislation by President Trump in September 2018 and will remain in effect until December 7, 2018. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution for fiscal 2019.

The Cole Memorandum and the Rohrabacher/Blumenauer Amendment gave medicinal cannabis operators and investors in states with legal regimes greater certainty regarding federal enforcement as to establish cannabis businesses in those states. While the Sessions Memorandum has introduced some uncertainty regarding federal enforcement, the cannabis industry continues to experience growth in legal medical and adult-use markets across the U.S. The legal U.S. cannabis industry is projected to reach $11 billion in 2018, rising to $23.4 billion in 2022 (The Arcview Group - The State of Legal Marijuana Markets (6th Edition)). U.S. Attorney General Jeff Sessions resigned on November 7, 2018. As of his resignation, Matthew Whitaker is the acting U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.

Despite the expanding market for legal cannabis, traditional sources of financing, including bank lending or private equity capital, is lacking which is can be attributable to the fact that cannabis remains a Schedule I substance under the CSA. These traditional sources of financing are expected to remain scarce until the federal government legalizes cannabis cultivation and sales.

See “Risk Factors” for the risk of federal enforcement and other risks associated with the Resulting Issuer’s business.

State-Level Overview

While Acreage Holdings is in material compliance with the rules, regulations and license requirements governing each state in which its Subsidiaries operate, there are significant risks associated with Acreage Holdings’ business and the business of the Subsidiaries. Further, the rules and regulations as outlined below are not a full complement of all the rules that the Subsidiaries are required to follow in each applicable state.

Although each state has its own laws and regulations regarding the operation of cannabis businesses, certain of the laws and regulations are consistent across jurisdictions. As a general matter, to operate legally under state law, cannabis operators must obtain a license from the state and in certain states must also obtain local approval. In those states where local approval is required, local authorization is a prerequisite to obtaining state licenses, and local governments are permitted to prohibit or otherwise regulate the types and number of cannabis businesses allowed in their locality. The license application process and license renewal process is unique to each state. However, each states’ application process requires a comprehensive criminal history, regulatory history, financial and personal disclosures, coupled with stringent monitoring and continuous reporting requirements designed to ensure only good actors are granted licenses and that licensees continue to operate in compliance with the state regulatory program.

License applicants for each state must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the state’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the license sought. Once the standard operating procedures are determined compliant and approved by the applicable state regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

As a condition of each state’s licensure, operators must consent to inspections of the commercial cannabis facility as well as the facility’s books and records to monitor and enforce compliance with state law. Many localities have also enacted similar standards for inspections and have already commenced both site-visits and compliance inspections for operators who have received state temporary or annual licensure.

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To strengthen the communication and transparency between Acreage Holdings and its Subsidiaries, Acreage Holdings and its Subsidiaries utilize a third-party enterprise compliance platform, which facilitates a regulatory document control workflow for each state and issues alerts for time sensitive information requests for events such as license renewal an impending inspection. The software features a robust auditing system that allows for both internal as well as third-party compliance auditing, covering all state, municipal, facility and operational requirements. The third-party software facilitates the implementation and maintenance of compliant operations and tracks all required licensing maintenance criteria, which include countdown features and automatically generated reminders for initiating renewals and required reporting. Though Acreage Holdings complies with all aspects of the required state regulations, Acreage Holdings believes that the core to ensuring a comprehensive compliance program is to weigh the risk of each regulation and ensure on a regular basis that the operators are properly controlling these risks.

Prior to the 2018 midterm elections in the U.S., there were 30 states, in addition to Washington, D.C., with programs that administer and control the dispensary of medical cannabis. See the table below:

	State	Date Effective		State	Date Effective
1.	Alaska	March 4, 1999	17.	Nevada	October 1, 2001
2.	Arizona	November 2, 2010	18.	New Hampshire	July 23, 2013
3.	Arkansas	November 9, 2016	19.	New Jersey	July 18, 2010
4.	California	November 6, 1996	20.	New Mexico	July 1, 2007
5.	Colorado	June 1, 2001	21.	New York	July 5, 2014
6.	Connecticut	May 4, 2012	22.	North Dakota	November 8, 2016
7.	Delaware	July 1, 2011	23.	Ohio	September 8, 2016
8.	Florida	November 8, 2016	24.	Oklahoma	June 26, 2018
9.	Hawaii	December 28, 2000	25.	Oregon	December 3, 1998
10.	Illinois	January 1, 2014	26.	Pennsylvania	May 17, 2016
11.	Maine	December 22, 1999	27.	Rhode Island	January 3, 2006
12.	Maryland	June 1, 2014	28.	Vermont	July 1, 2004
13.	Massachusetts	January 1, 2013	29.	Washington	November 3, 1998
14.	Michigan	December 4, 2008	30.	Washington, DC	July 27, 2010
15.	Minnesota	May 30, 2014	31.	West Virginia	April 19, 2017
16.	Montana	November 2, 2004

An additional 16 states have laws specifically related to the legal use of CBD, mainly in extract form, which contains a low amount of THC and is often used in the treatment of epilepsy or seizures. See the table below:

	State	Date Legalized		State	Date Legalized
1.	Alabama	April 1, 2014	9.	North Carolina	July 3, 2014
2.	Delaware	June 23, 2015	10.	Oklahoma	April 30, 2015
3.	Florida	June 16, 2014	11.	South Carolina	June 2, 2014
4.	Georgia	April 16, 2015	12.	Tennessee	May 16, 2014
5.	Iowa	May 30, 2014	13.	Texas	June 1, 2015
6.	Kentucky	April 10, 2014	14.	Utah	March 21, 2014
7.	Mississippi	April 17, 2014	15.	Virginia	February 26, 2015
8.	Missouri	July 14, 2004	16.	Wisconsin	April 16, 2014

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Furthermore, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont, Washington and Washington D.C. have legalized cannabis for recreational adult-use. See the table below:

	State	Date Legalized		State	Date Legalized
1.	Alaska	November 4, 2014	6.	Nevada	January 1, 2017
2.	California	November 9, 2016	7.	Oregon	November 4, 2014
3.	Colorado	November 6, 2012	8.	Vermont	July 1, 2018
4.	Maine	January 30, 2017	9.	Washington	November 6, 2014
5.	Massachusetts	November 8, 2016	10.	Washington DC	February 24, 2015

Compliance Summary

Acreage Holdings monitors the applicable rules and regulations of each state in which it has, indirectly through its Subsidiaries, licenses, permits, or operations. Acreage Holdings maintains a database and tracks each license or permit held by its Subsidiaries, showing the renewal date, inspection schedules, and the results of any regulatory inspection reports. Acreage Holdings will also monitor any action taken by its Subsidiaries in response to a change of governing regulations or suggestions from regulators.

Acreage Holdings’ compliance team continually monitors and reviews correspondence and changes to, and updates of, rules or regulatory policies impacting the operation of the businesses carried on by its Subsidiaries in each U.S. state in which it has operations. Acreage Holdings requires its Subsidiaries to implement internal processes for compliance reviews as required by Acreage Holdings from time to time, with specific guidelines as to which reports shall be immediately sent to Acreage Holdings for review.

Acreage Holdings’ business is described in this Listing Statement under various headings, including “Corporate Structures”, “General Development of the Business”, “Narrative Description of the Business”, and “Risk Factors”. Acreage Holdings, through its Subsidiaries, has operations in 17 states in the U.S. Acreage Holdings, along with its U.S. legal counsel and the professional advisors which helped it obtain and maintain its state licenses and permits required for the operating of the business, will have monthly meetings to monitor compliance with internal and regulatory procedures and anticipates that such monthly meetings will continue.

The Regulatory Landscape on a U.S. State Level

California

Legislative History

In 1996, California voters passed Proposition 215, the Compassionate Use Act allowing physicians to legally recommend medical cannabis for patients who would benefit from cannabis. The Compassionate Use Act legalized the use, possession and cultivation of medical cannabis for a set of qualifying conditions including AIDS, anorexia, arthritis, cachexia, cancer and chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result.

In September 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act”. The Medical Marijuana Regulation and Safety Act established a licensing and regulatory framework for the medical cannabis businesses in California. Multiple agencies oversee different aspects of the program and require businesses obtain a state license and local approval to operate.

In November 2016, voters in California passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use cannabis program for individuals 21 years of age or older. AUMA contained conflicting provisions with the Medical Marijuana Regulation and Safety Act. Consequently, in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined the Medical Marijuana Regulation and Safety Act and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses. The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators, (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system. All three agencies released their emergency rulemakings at the end of 2017 and have started issuing temporary licenses.

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To legally operate a medical or adult-use cannabis business in California, the operator must have both local approval and a state license. This requires license holders to operate in cities with cannabis licensing and approval programs. Municipalities in California are authorized to determine the number of licenses they will issue to cannabis operators, or can choose to outright ban the cultivation, manufacturing or the retail sale of cannabis. MAUCRSA went into effect on January 1, 2018.

On May 18, 2018, the California Department of Consumer Affairs, the California Department of Public Health and the California Department of Food and Agriculture proposed to re-adopt their emergency cannabis regulations. The three licensing authorities proposed changes to the regulatory provisions to provide greater clarity to licensees and to address issues that have arisen since the emergency regulations went into effect in December 2017. Highlighted among the changes are that applicants may now complete one license application which will allow for both medicinal and adult-use cannabis activity. These emergency cannabis regulations were officially readopted on June 4, 2018 and came into effect on June 6, 2018. The readopted emergency regulations will remain in effect for 180 days. During this time, the three licensing authorities will engage in the regular rulemaking process to adopt its final non-emergency regulations. The final rules will be adopted in December 2018.

Licenses

Although vertical integration across multiple license types is allowed under the state regulations, it is not required. Acreage Holdings through CWG holds three licenses in the state and has received local approval. CWG holds cultivation/grow, manufacturing and distribution licenses. The manufacturing license is denoted as a Type 7 which provides CWG the authorization to manufacture cannabis products using volatile solvent as well as non-volatile extraction methods. Each license issued gives CWG the ability to operate as a medical and adult-use provider. The table below lists the licenses issued to the CWG cannabis operations in California.

Subsidiary	License Number	City	Expiration Date	Description
CWG Botanicals, Inc	TML17-0000758	Oakland	12/21/2018	Grow
CWG Botanicals, Inc	CDPH-T00000387	Oakland	11/2/2018	Manufacturing
CWG Botanicals, Inc	M11-18-0000056-TEMP	Santa Cruz	1/31/2019	Distribution

The California dispensary, grower and processing state and local licenses are renewed annually from the date of issuance. CWG holds temporary licenses and are awaiting the state to issue the annual licenses. CalCannabis is expected to go live on Franwell Inc.’s METRC solution (“METRC”) late 2018 and early 2019. The license holders are required to submit a renewal application per the guidelines under Text of Emergency Rules section 8203. An application for renewal of a cultivation license shall be submitted to the state at least thirty (30) calendar days prior to the expiration date of the current license. A license holder that does not submit a completed license renewal application to the state within thirty (30) calendar days after the expiration of the current license forfeits their eligibility to apply for a license renewal and, instead, would be required to submit a new license application. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

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Record-keeping/Reporting

California has selected METRC as the track and trace (“T&T”) system used to track commercial cannabis activity. As of November 9, 2018, the implementation of METRC state-wide is still in progress and not yet released. CWG will use a third-party platform, QuantumLeap, which will feed data to METRC to meet all reporting requirements.

Licensees are required to maintain records for at least seven years from the date a record is created. These records include: (a) a cultivation plan, (b) all supporting documentation for data or information input into the T&T system, (c) all unique identifiers (“UID”) assigned to product in inventory and all unassigned UIDs, (d) financial records related to the licensed commercial cannabis activity, including bank statements, tax records, sales invoices and receipts, and records of transport and transfer to other licensed facilities, (e) records related to employee training for the T&T system, and (f) permits, licenses, and other local authorizations to conduct the licensee’s commercial cannabis activity.

Inventory/Storage

Each licensee is required to assign an account manager to oversee the T&T system. The account manager is fully trained on the system and is accountable to record all commercial cannabis activities accurately and completely. The licensee is expected to correct any data that is entered into the T&T system in error within three (3) business days of discovery of the error.

The licensee is required to report information in the T&T system for each transfer of cannabis or nonmanufactured cannabis products to, or cannabis or non-manufactured cannabis products received from, other licensed operators. Licensees must use the T&T system for all inventory tracking activities at a licensed premise, including, but not limited to, reconciling all on-premise and in-transit cannabis or non-manufactured cannabis product inventories at least once every 14 business days. The licensee must store cannabis and cannabis products in a secure place with locked doors.

Security

A licensee is required to maintain an alarm system capable of detecting and signaling the presence of a threat requiring urgent attention and to which law enforcement are expected to respond. A licensee must also ensure a professionally qualified alarm company operator or one of its registered alarm agents installs, maintains, monitors, and responds to the alarm system.

The manufacturing and cultivation of cannabis must use a digital video surveillance system which runs 24 hours a day, seven days a week and effectively and clearly records images of the area under surveillance. Each camera must be placed in a location that clearly records activity occurring within 20 feet of all points of entry and exit on the licensed premises. The areas that will be recorded on the video surveillance system should include the following: (a) areas where cannabis goods are weighed, packed, stored, loaded, and unloaded for transportation, prepared, or moved within the premises, (b) limited-access areas, (c) security rooms and, (d) areas storing a surveillance-system storage device with at least one camera recording the access points to the secured surveillance recording area. Surveillance recordings must be kept for a minimum of 90 days.

Transportation

Transporting cannabis goods between licensees and a licensed facility may only be performed by persons holding a distributor license. The vehicle or trailer used must not contain any markings or features on the exterior which may indicate or identify the contents or purpose. All cannabis products must be locked in a box, container, or cage that is secured to the inside of the vehicle or trailer. When left unattended, vehicles must be locked and secured. At a minimum, the vehicle must be equipped with an alarm system, motion detectors, pressure switches, duress, panic, and hold-up alarms.

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Connecticut

Connecticut’s Medical Marijuana Program (the “CT Program”) was enacted on June 1, 2012 with the signing into law of Act 12-55, the Act Concerning the Palliative Use of Marijuana (the “CT Act”). The CT Program protects patients and caregivers who hold valid medical cannabis registration cards from prosecution for possession of cannabis obtained from licensed dispensaries. Patients are eligible for a medical cannabis registration card if they have a qualifying debilitating medical condition, obtain a medical cannabis recommendation from a CT Program registered physician, and register as a qualified patient through the CT Program. In February 2016, the list of qualifying debilitating medical conditions was raised from 11 to 17 adding sickle cell disease, cerebral palsy, and cystic fibrosis to the list which already included, among others, cancer, HIV/AIDS, Parkinson’s disease, and Multiple Sclerosis. Caregivers may register with the CT Program if they are designated by a qualifying patient, receive certification from a registered physician, and pass a criminal background check. The good standing of patients, caregivers, and physicians under the CT Program is subject to timely reporting and annual renewal requirements.

In April 2014, Connecticut’s Department of Consumer Protection initially approved six dispensary licenses and in January 2016, Connecticut’s Department of Consumer Protection (the “CT DCP”) approved three additional applicants. Connecticut began accepting written certifications from physicians to qualify patients on October 1, 2012. As of November 4, 2018, there are approximately 30,048 patients certified to obtain cannabis through the CT Program.

Licenses

The CT DCP is responsible for the CT Program and is authorized to issue dispensary and producer/grower licenses. Currently, the CT DCP has issued nine dispensary and four producer/grower licenses. Two of the nine dispensary licenses have been issued to a Subsidiary.

On January 3, 2018 the CT DCP issued a Request for Application for additional medical cannabis dispensaries with plans to award at least three new licenses. Acreage Holdings through its subsidiary Acreage Connecticut, LLC submitted an application in response to the Request for Application and is awaiting the CT DCP’s review and award decision.

The below table lists the licenses issued to the Subsidiaries:

Subsidiary	License number	City	Expiration Date	Description
CCC-CT	MMDF.0000003	Bethel	5/13/2019	Dispensary Facility
PWCT	MMDF.0000004	South Windsor	4/10/2019	Dispensary Facility

Each license qualifies a dispensary to purchase medical cannabis in good faith from licensed medical cannabis producers and to dispense cannabis to qualifying patients or primary caregivers that are registered under the CT Program. Dispensary license holders are required to ensure that no cannabis is sold, delivered, transported, or distributed to a location outside of the state. Under the CT Program, dispensary licenses are renewed annually. Renewal applications must be submitted 45 days prior to license expiration and any renewal submitted more than 30 days after expiration will not be renewed.

Record-keeping/Reporting

Connecticut does not mandate use of any singular unified T&T system by which all dispensary license holders submit data directly to the state. Acreage Holdings’ license holders, CCC-CT and PWCT, use a third-party solution, THC BioTrack, to push data to the state to meet all reporting requirements.

The CT Program provides strict guidelines for reporting via the license holder’s third-party T&T system. Every cannabis sale must be documented at the point of sale including recording the date and purchaser’s signature. At least once per day, all sales must be uploaded via the T&T system to the Connecticut Prescription Monitoring Program which accumulates and tracks medical cannabis purchases across all Connecticut dispensaries. The CT Program requires that records are kept for a minimum of three years.

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Inventory

Upon receipt of a cannabis product, each product must be cataloged and entered in the dispensary’s T&T system. The information required by the CT Program includes the quantity of product received, its lot number, expiration date, and strain. Only registered dispensary pharmacists may accept delivery of cannabis and related products. A delivery receipt for cannabis and cannabis products must be signed by the accepting dispensary pharmacist and be attached to the delivery manifest. Each delivery manifest must be kept on file for three years. Once per week, a count of cannabis product stock is to be conducted by a dispensary pharmacist which includes tracking the producer’s name, type and quantity of cannabis, and a summary of inventory findings. Any discrepancies must be rectified and documented. Any unrectified discrepancy must be disclosed to the dispensary manager who, if necessary, will notify the CT DCP. Annual controlled substance inventories are required to be conducted on a date specified by the dispensary manager also to be kept on file for three years.

Storage/Security

The CT Program requires that dispensaries adhere to strict cannabis storage and security guidelines to maintain control against diversion, theft, and loss of cannabis or cannabis products. Each dispensary is required to (a) establish a security plan including approved safes for storage of all cannabis products, (b) maintain daily supplies of product in locked cabinets, (c) install safes accessible only to the dispensary pharmacist or manager, (d) utilize commercial grade motion detectors and video cameras in all areas that contain cannabis, and (e) install cameras directed at all safes, vaults, dispensing and sale areas, or any other area where cannabis is stored or handled.

Furthermore, the CT Act prescribes that dispensaries must retain and present all video upon request of the Connecticut Department of Public Health (“DPH”). Specifically, dispensaries must (a) make the latest 24 hours of video readily available for immediate viewing upon request of a state authorized representative, and (b) retain all videos for at least 30 calendar days. Additionally, dispensaries must install strategically placed duress and panic alarms, both silent and audible, that trigger a law enforcement response. Employees are also required to wear panic alarm buttons for an additional level of safety and security.

Training & Education

All dispensary staff pharmacists must go through a training program on cannabis and cannabis products. Such training must include covering the chemical components of cannabis and use of ancillary cannabis delivery devices. Pharmacist training should prepare pharmacists how to best assess the needs of qualified patients during required new-patient private consultations. During such consultations, pharmacists are required to educate new patients on their qualified debilitating medical condition, allergies, medication profile, cannabis use, and cannabis delivery methods. Pharmacists have sole responsibility to recommend products based on the patients’ individual needs.

Like dispensary staff pharmacists, dispensary technicians and employees also must meet training guidelines as set forth by the CT Program. Dispensary technicians must be trained on professional conduct, ethics, patient confidentiality, and developments in the field of medical cannabis use, among other pertinent topics commensurate with the technician’s professional responsibilities. Dispensary employees, among other things, must be trained on the proper use of security measures and controls, procedures for responding to an emergency, and patient confidentiality. A record of all staff training and patient education must be maintained and made available for review at the request of the DPH.

Florida

Legislative History

On June 16, 2014, the Florida state governor signed Senate Bill 1030, also known as the Compassionate Medical Cannabis Act of 2014 (“CMCA”). The CMCA legalized low THC for medical patients suffering from cancer or “a physical medical condition that chronically produces symptoms of seizures”, such as epilepsy, “or severe and persistent muscle spasms”. The CMCA requires physician approval and determination that no other satisfactory alternative treatment options exist for that patient. The CMCA also authorizes medical centers to conduct research on low THC cannabis.

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On November 8, 2016, Amendment 2 was added to Florida’s state constitution. Amendment 2 protects qualifying patients, caregivers, physicians, and medical cannabis dispensaries and their staff from criminal prosecutions or civil sanctions under Florida law. Amendment 2 also expanded the definition of debilitating diseases to include 13 conditions including HIV/AIDS, Crohn’s disease and post-traumatic stress disorder. Amendment 2 became effective on January 3, 2017. Act 2 provides a regulatory framework that requires licensed producers, which are statutorily defined as Medical Marijuana Treatment Centers (each, a “MMTC”), to cultivate, process and dispense medical cannabis in a vertically integrated marketplace.

Licenses

Licenses are issued by the Florida Department of Health (“FDH”). Applicants are required to provide comprehensive business plans with demonstrated knowledge and experience on execution, detailed facility plans, forecasted performance and robust financial resources. Technical ability on plant and medical cannabis cultivation, infrastructure, processing, dispensing and safety are also assessed.

License holders are permitted to maintain one license. However, the one license allows the licensee to open one cultivation/processing site and up to 25 dispensaries. The license permits the sale of derivative products produced from extracted cannabis plant oil as medical cannabis to qualified patients. The state does not allow the smoking of cannabis for medical use and does not permit the dispensing of whole flowers. As of July 6, 2018, there were 109,163 patients with an approved medical ID card, 13 approved medical cannabis treatment centers and 43 approved retail dispensing locations. Licensed medical cannabis treatment centers are authorized to cultivate, process and dispense medical cannabis.

Acreage Holdings, through FLW, formerly held an investment in SFN. SFN, which is doing business as the Green Solution, is the licensee. As Florida is a vertically integrated system, SFN is permitted to cultivate, harvest, process and sell/dispense/deliver its own medical cannabis products. As of July 25, 2018, SFN is cultivating cannabis, however, does not have an operational dispensary. In October 2018, Acreage Holdings withdrew as a member of FLW, and therefore is no longer a shareholder in SFN. As discussed in Section 3.1, Acreage Holdings has entered into a purchase agreement to acquire Nature’s Way, which is in the process of acquiring a license to operate as a medical cannabis treatment center in Florida.

Inventory Storage

The FDH requires that the MMTC license holder establish, maintain, and control a computer software tracking system that traces cannabis from seed to sale and allows real-time, 24-hour access by the department to data from all medical cannabis treatment centers and cannabis testing laboratories. At a minimum, the T&T system will track when cannabis seeds are planted, harvested and destroyed, and when cannabis is transported, sold, stolen, diverted, or lost. The FDH has not chosen a unified system. Therefore, the licensee can choose their own T&T system.

Security

With respect to security requirements for cultivation, processing and dispensing facilities, a MMTC must maintain a fully operational alarm system that secures all entry points and perimeter windows, and is equipped with motion detectors, pressure switches, duress, panic and hold-up alarms. The MMTC must also have a 24-hour video surveillance system with the following features: (a) cameras positioned for the clear identification of persons and activities in controlled areas including growing, processing, storage, disposal and point-of-sale rooms, (b) cameras fixed on entrances and exits to the premises, and (c) ability to record images clearly and accurately together with the time and date. Facilities may not display products or dispense cannabis or cannabis delivery devices in the waiting area and may not dispense cannabis from its premises between the hours of 9:00p.m. and 7:00a.m. However, it may perform all other operations and deliver cannabis to qualified patients 24 hours a day.

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Cannabis must be stored in a secured, locked room or a vault. A MMTC must have at least two employees, or two employees of a security agency, on the premises at all times where cultivation, processing, or storing of cannabis occurs. A cannabis transportation manifest must be maintained in any vehicle transporting cannabis or a cannabis delivery device. The manifest must be generated from the MMTC’s seed-to-sale tracking system. Further, a copy of the transportation manifest must be provided to the MMTC when receiving a delivery. Each MMTC must retain copies of all cannabis transportation manifests for at least three years. Cannabis and cannabis delivery devices must be locked in a separate compartment or container within the vehicle and employees transporting cannabis or cannabis delivery devices must always have their employee identification on them. Lastly, at least two people must be in a vehicle transporting cannabis, and at least one person must remain in the vehicle while the cannabis is physically delivered.

Illinois

Legislative history

The Compassionate Use of Medical Cannabis Pilot Program Act (the “IL Act”) was signed into law in August 2013 and took effect on January 1, 2014. The IL Act provides medical cannabis access to registered patients who suffer from a list of over 30 medical conditions including epilepsy, cancer, HIV/AIDS, Crohn’s disease and post-traumatic stress disorder. As of September 1, 2018, approximately 44,200 patients have been registered under the IL Act and are qualified to purchase cannabis and cannabis products from registered dispensaries. The program is expected to remain in a pilot stage through July 2020, at which point the IL Act will be re-evaluated for future implementation.

Licenses

Oversight and implementation under the IL Act are divided among three Illinois state departments: the Department of Public Health (the “IL DPH”), the Department of Agriculture (the “IL DA”), and the Department of Financial and Professional Regulation (the “IL DFPR”). The IL DPH oversees the following IL Act mandates: (a) establish and maintain a confidential registry of caregivers and qualifying patients authorized to engage in the medical use of cannabis, (b) distribute educational materials about the health risks associated with the abuse of cannabis and prescription medications, (c) adopt rules to administer the patient and caregiver registration program, and (d) adopt rules establishing food handling requirements for cannabis-infused products that are prepared for human consumption. It is the responsibility of the IL DA to enforce the provisions of the IL Act relating to the registration and oversight of cultivation centers. The IL DFPR enforces the provisions of the IL Act relating to the registration and oversight of dispensing organizations. The IL DPH, IL DA and IL DFPR may enter into intergovernmental agreements, as necessary, to carry out the provisions of the IL Act.

Illinois has issued a limited amount of dispensary, producer/grower, and processing licenses. There are currently 55 licensed dispensaries and 22 licensed cultivators. NCC was awarded one dispensary license.

The table below lists the license issued to NCC:

Subsidiary	License number	City	Expiration	Description
NCC	280-000024-DISP	Rolling Meadows	1/22/2019	Dispensary Facility

The IL Act requires prospective cannabis business license holders to adhere to a thorough application process. Applicants for cannabis business licenses must meet, among others, the following requirements: (a) the proposed location for a dispensary must be suitable for public access, (b) the proposed location must not pose a detrimental impact to the surrounding community, (c) demonstrate compliance with safety procedures for dispensary employees, patients, and caregivers, and safe delivery and storage of cannabis and currency, (d) provide an adequate plan for recordkeeping, tracking and monitoring inventory, quality control, destruction and disposal of cannabis, and procedures to discourage unlawful activity, (e) develop a business plan specifying products to be sold and, (f) demonstrate knowledge of, experience, and proven record of ensuring optimal safety and accuracy in the dispensing and sale of cannabis. Once a license is granted, licensees have a continuing obligation to ensure no cannabis is sold, delivered, transported, or distributed to a location outside of the state.

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Under the IL Act, dispensary, grower, and processing licenses are valid for one year. After the initial term, licensees are required to submit renewal applications. Pursuant to the IL Act, registration renewal applications must be received 45 days prior to expiration and may be denied if the licensee has a history of non-compliance and penalties.

Record-keeping/Reporting

Illinois uses the BioTrack THC T&T system to manage the flow of reported data between each licensee and the state. NCC also uses the T&T system to ensure all reporting requirements are met. Information processed through the T&T system must be maintained in a secure location at the dispensing organization for five years.

Dispensing licensees are mandated by the IL Act to maintain records electronically and make them available for inspection by the IL DFPR upon request. Records that must be maintained and made available, as described in the IL Act, include: (a) operating procedures, (b) inventory records, policies, and procedures, (c) security records, and (d) staffing plans. All dispensing organization records, including business records such as monetary transactions and bank statements, must be kept for a minimum of three years. Records of destruction and disposal of all cannabis not sold, including notification to the IL DFPR and State Police, shall be retained at the dispensary organization for a period of not less than five years.

Inventory/Storage

A dispensing organization’s agent-in-charge has primary oversight of the dispensing organization’s medical cannabis inventory control system. Under the IL Act, a dispensary’s inventory control system must be real-time, web-based, and accessible by the IL DFPR 24 hours a day, seven days a week. The T&T system used by NCC complies with such requirements.

The inventory control system of a dispensing organization must record all cannabis sales, waste, and acquisitions. Specifically, the inventory system must track and reconcile through the T&T system each day’s cannabis beginning inventory, acquisitions, sales, disposal and ending inventory. Tracked information must include (a) product descriptions including the quantity, strain, variety and batch number of each product received, (b) the name and registry identification number of the permitted cultivation center providing the medical cannabis, (c) the name and registry identification number of the permitted cultivation center agent delivering the medical cannabis, (d) the name and registry identification number of the dispensing organization agent receiving the medical cannabis, and (e) the date of acquisition. Dispensary managers are tasked with conducting and documenting monthly audits of the dispensing organization’s daily inventory according to generally accepted accounting principles.

Storage of cannabis and cannabis product inventory is also regulated by the IL Act. Inventory must be stored on the dispensary’s licensed premises in a restricted access area. Appropriate storage temperatures, containers, and lighting are required to ensure the quality and purity of cannabis inventory is not adversely affected.

Security

Under the IL Act, dispensaries must implement security measures to deter and prevent entry into and theft from restricted access areas containing either cannabis or currency. Mandated security measures include security systems, panic alarms, and locked doors or barriers between the facility’s entrance and limited access areas. Admission to the limited access areas must be restricted to only registered qualifying patients, designated caregivers, principal officers, and agents conducting business with the dispensing organization. Visitors and persons conducting business with the dispensing organization in limited access areas must always wear identification badges and be escorted by a dispensary agent authorized to enter the restricted access area. A visitor’s log must not only be kept on-site but must also be maintained for five years.

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The IL Act states 24-hour video surveillance of both a dispensary’s interior and exterior are required to be taken and kept for at least 90 days. Unless prohibited by law, video of all interior dispensary areas, including all points of entry and exit, safes, sales areas, and storage areas must be kept. Unobstructed video of the dispensary’s exterior perimeter, including the storefront and the parking lot, must also be kept. Video surveillance cameras are required to be angled to allow for facial recognition and the capture of clear and certain identification of any person entering or exiting the dispensary area. Additionally, all video must be taken in lighting sufficient for clear viewing during all times of night or day. The IL Act also requires all security equipment to be inspected and tested within regular 30-day intervals.

Iowa

Legislative History

In May 2014, Governor Terry Branstad signed into law the Medical Cannabidiol Act, allowing possession of CBD with less than 3% THC with a neurologist’s recommendation for the treatment of intractable epilepsy in children. In May 2017, House File 524 was signed into law, expanding the number of health conditions eligible including cancer, chronic pain, HIV/AIDs, Crohn’s and Parkinson’s disease. Despite the expansion in eligible usage, patients will not have access to a dispensary until December 2018.

The Medical Cannabidiol Act authorizes the Iowa Department of Public Health (“IDPH”) to govern the selection of up to two growers/manufacturers and five dispensaries, oversee the cultivating and dispensary control processes, modify qualifying health conditions, and recommend changes in THC levels. The IDPH is responsible for developing and updating administrative rules and oversees the implementation of the Medical Cannabidiol Program. The 2017 Medical Cannabidiol Act directs the IDPH, in collaboration with the Iowa Department of Transportation, to administer a process to approve and generate Medical Cannabidiol Registration Cards (“CBD Cards”) for patients and their primary caregivers. Licensed medical CBD manufacturers must agree to begin supplying medical CBD to licensed dispensaries in Iowa no later than December 1, 2018. As of March 2018, fewer than 400 of Iowa’s 3 million residents have a CBD Card.

Licensing

The IDPH is responsible for selecting and issuing medicinal cannabis manufacturer licenses. The applicant owner is subject to various public safety reviews including criminal background checks, records against other licensed activity, and timeliness of his/her federal/local income tax filings. As part of the selection process, the IDPH considers the applicant’s technical expertise regarding medical CBD, qualifications of the manufacturer’s employees, the long-term financial stability, security measures on the premises, and the applicant’s ability to meet certain medical CBD needs such as range of recommended dosages, chemical compositions of a plant and the applicant’s projected assessment of wholesale product costs. The licenses are renewed on an annual basis.

The table below lists the license issued to Acreage Holdings’ Subsidiary, Iowa Relief, LLC:

Subsidiary	License Number	City	Expiration Date	Description
Iowa Relief, LLC	2018-M02	Cedar Rapids	11/30/2018	Manufacturing

Record-keeping/Reporting

Iowa uses BioMauris, LLC to manage their T&T system for medical cannabis. The state requires complete and accurate electronic sales transaction records in a secure sales and inventory tracking system that includes details such as: (a) the date of each sale or distribution, (b) inventory of plant material, medical CBD, and waste material, (c) transport of plant material, waste material, and laboratory samples, (c) sales of medical CBD from dispensaries to patients and primary caregivers and, (d) the sales price. Financial transaction records reflecting the financial condition of the business are also required and should be maintained at least five years and be readily available upon request by the state. Financial records include but are not limited to: (a) purchase invoices, (b) bank statements and canceled checks for all business accounts, and (c) records of all financial transactions, contracts and agreements for services performed or services received. The records must be maintained at least five years and readily available upon request by the state. Finally, a manufacturer shall use the state’s secure sales and inventory tracking system to maintain crop input records, production records, transportation records, and inventory records, including disposal of waste.

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Inventory/Storage

A manufacturer is required to store plant material and medical CBD during production, transport, and testing to prevent diversion, theft or loss. The manufacturer should ensure: (a) plant material and medical CBD are returned to a secure location immediately after completion of the process or at the end of the scheduled business day, and (b) tanks, vessels, bins, or bulk containers containing plant material or medical CBD are locked inside a secure area if a process is not completed at the end of a business day. Moreover, to prevent degradation, storage containers must protect the cannabis against physical, chemical and microbial contamination and deterioration. A separate secure storage area must be established to house material returned from a dispensary, including medical CBD that is outdated, damaged, deteriorated, mislabeled, or contaminated, or whose containers or packaging have been opened or breached, until the returned medical CBD is destroyed.

Security

A cannabis manufacturer is required to install and maintain a professionally monitored alarm system that provides intrusion and fire detection for all facility entrances and exits, rooms with exterior windows, rooms with exterior walls, roof hatches, skylights and storage rooms. The system must be able to summon law enforcement in an alarm situation and be hardwired with radio frequency methods such as cellular/private radio signals that transmit a remote or local audio, visual, or electronic signals, has motion detectors, pressure switches, duress, panic, and holdup alarms, an automatic voice dialer, and a failure notification system. The manufacturer must be able to provide documentation of the annual inspection and device testing to the state upon request.

A manufacturer must operate and maintain in good working order a video surveillance system on its premises that operates 24 hours per day, seven days a week. The surveillance system must be able to record all phases of medical CBD production, all areas that might contain plant material and medical CBD, including all safes and vaults, all points of entry and exit and parking areas. The videos must be maintained for one year.

Transportation

A manufacturer is authorized to transport medical CBD to and from a dispensary, a laboratory for testing and a waste facility for disposal.

Maine

Legislative history

Maine has allowed qualified patients with specific conditions to grow for their own usage and possess limited amount of medical cannabis since November 1999, but the law lacked any distribution mechanism. On November 3, 2009, Maine voters approved Question 5, which established dispensaries and caregivers are able to grow and dispense medical grade cannabis up to 2.5 oz. every two weeks to persons with one of 17 debilitating and chronic medical conditions including HIV/AIDS, Crohn’s disease, cancer and post-traumatic stress disorder. The registered dispensaries and caregivers were regulated by the Maine Department of Health and Human Services (“MDHHS”), but oversight was recently shifted to the Maine Department of Administrative and Financial Services (“MDAFS”).

In November 2016, Maine approved cannabis legalization at the ballot. On January 27, 2017, the legislature approved a moratorium on implementing parts of the law regarding retail sales and taxation until at least February 2018, giving time to resolve issues and promulgate rules. The portion of the law that allows persons over 21 years to grow six mature plants and possess, transport and gift up to 2.5 ounces became effective on January 30, 2017 (although this was limited to three mature plants in the 2018 legislation). A 17-member special legislative committee was formed to address the complex issues surrounding full implementation of the law. In April 2018, the Governor of Maine vetoed the bill to legalize cannabis for adult use. However, in May 2018 Maine lawmakers overrode the Governor’s veto clearing the way for adult use. As of August 2018, Maine is developing rules for adult use cannabis and have not yet allowed the commercial sale of adult use cannabis through retail outlets or delivery. Furthermore, a mandatory “opt-in” mechanism allows municipalities to control whether they want retail cannabis establishments in their communities. Social clubs are not allowed.

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Registration Certificates

The Maine Medical Use of Marijuana Program Rules and the enabling statute, Maine Medical Use of Marijuana Act, govern the Maine Medical Use of Marijuana Program (“MMUMP”). The MDHHS was originally responsible for administering the MMUMP to ensure qualifying patients’ access to safe cannabis for medical use and was responsible for issuing dispensary registration certificates as well as caregivers certificates. The MMUMP through the MDHHS issued eight dispensary registration certificates. However, the MMUMP was transferred to the MDAFS in May 2018, as part of LD 1719, which implemented the adult use program.

WCM holds four of the eight vertically integrated dispensary certificates of registration. As of December 31, 2017, approximately 41,858 patients were registered and have medical certifications allowing them to purchase cannabis products from a registered dispensary or caregiver.

The table below lists the certificates issued to WCM:

Subsidiary	Certificate of Registration	City	Expiration Date	Description
WCM	Yes	Portland	4/11/2019	Dispensary
WCM	Yes	Gardiner	12/28/2018	Dispensary
WCM	Yes	Brewer	6/15/2019	Dispensary
WCM	Yes	Bath	9/16/2019	Dispensary
WCM	Yes	Auburn	6/15/2019	Grow/Process

The Maine vertically integrated dispensary certificate of registration is valid for one year from the date of issuance. Each certificate of registration for dispensaries allows cultivation, processing and dispensing. WCM cultivates and processes at one centralized location for its four dispensaries. The cultivation facility and retail site of a dispensary must comply with all requirements and prohibitions of the Maine statutes and regulations. Failure to comply may result in enforcement action including, but not limited to, termination of the registration certificate. The dispensary must receive both state licensing and municipal approval.

The dispensary must submit an application for the renewal of a current registration certificate with all required documentation and the required fees 60 days prior to the expiration date. Failure to submit a timely, complete renewal packet may be grounds for denial of the renewal and may result in expiration of the registration certificate to operate the dispensary. Once the application is received and validated, an inspection is scheduled which is conditional for the renewal. The certificate of registration holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state. In fact, until LD 1539, An Act to Amend Maine’s Medical Marijuana Law, becomes effective later this year or early next year, registered dispensaries and caregivers cannot contract for the sale, delivery, transportation, or distribution of any cannabis or cannabis products between caregivers and dispensaries, except under very limited circumstances.

Record-keeping/Reporting

Maine does not yet have a unified, mandatory T&T solution, although one will be implemented through the development of the adult use program. However, WCM tracks seed-to-sale via an integrated platform. Required information is forwarded to the MMUMP through email. The operating documents of a registered dispensary must include procedures to ensure accurate record keeping. Registered dispensaries must maintain at least the following: business records, including records of assets and liabilities, tax returns, contracts, monetary transactions, checks, invoices and vouchers which the dispensary keeps as its books of accounts. Business records also include the sales record that indicates the name of the qualifying patient or primary caregiver to whom cannabis has been distributed, sold or donated, including the quantity and form. The registered dispensary must also keep on file and available for MDHHS (now MDAFS) inspection upon request, a copy of each current patient’s registry identification, a copy of the medical provider written certification and the MMUMP approved dispensary designation form. All business records must be available upon request by the MDHHS (now MDAFS) and maintained and retained for six years.

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Cultivator Inventory/Storage

All cultivation facilities for medical use are restricted to cultivating in an enclosed, locked facility or area on property. Cannabis at a registered dispensary must be kept under double lock and inventoried daily by two cardholders. Each patient’s transactions are recorded and controlled in the POS system to prevent any patient to access more than the allowed limit. WCM monitors inventory daily and reports inventory supply monthly.

Security

Cultivation of cannabis for medical use requires implementation of appropriate security measures to discourage theft of cannabis, ensure safety and prevent unauthorized entrance to a cultivation site in accordance with the MMUMP statute and rules. Requirements include but are not limited to an enclosed, locked facilities and enclosed outdoor areas must have durable locks to discourage theft and unauthorized entrance.

Registered dispensaries must implement appropriate security measures to deter and prevent unauthorized entrance into areas containing cannabis and the theft of cannabis at the registered dispensary and the grow location for the cultivation of cannabis. Security measures to protect the premises, the public, qualifying patients, primary caregivers and principal officers, board members and employees of the registered dispensary must include, but are not limited to (a) on-site parking, (b) exterior lighting sufficient to deter nuisance activity and facilitate surveillance, (c) devices or a series of devices, including, but not limited to, a signal system interconnected with a radio frequency method such as cellular, private radio signals, or other mechanical or electronic device to detect an unauthorized intrusion, and (d) interior electronic monitoring, video cameras, and panic buttons. Electronic monitoring and video camera recordings must be maintained by the dispensary and cultivation facility a minimum of 14 days.

Maryland

Legislative history

In May 2013, the then Governor of Maryland signed House Bill 1101, Chapter 403 which established the Natalie M. LaPrade Maryland Medical Cannabis Commission (“MMCC”). The MMCC is an independent commission that functions within the Department of Health and Mental Hygiene. The MMCC was created for investigational use of medical cannabis. MMCC develops policies, procedures, and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner.

On December 1, 2017, after close to a five-year delay, the Maryland Medical Marijuana program (“MMMP”) became operational and sales commenced. The program was written to allow access to medical cannabis for patients with conditions that are considered severe and for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and post-traumatic stress disorder. As of June 28, 2018, approximately 32,000 certified patients are registered and hold medical licenses allowing them to purchase cannabis and cannabis products from a dispensary. There are also approximately 13,000 patients awaiting medical licenses to be processed.

Licenses

The MMCC oversees all licensing, registration, inspection, and testing measures pertaining to the MMMP and provides relevant program information to patients, providers, caregivers, growers, processors, dispensaries and testing laboratories. A dispensary is licensed under Subtitle 33 Section § 13-3307 and a dispensary agent registered under § 13-3308.

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The MMCC have issued a limited number of dispensary, producer/growers and processing licenses. There are currently 65 state licensed dispensaries, 14 growers and 14 processors throughout Maryland.

The table below lists the license issued to Acreage Holdings’ Subsidiary, Maryland Medical Research & Caring, LLC:

Holding Entity	License Number	City	Expiration Date	Description
Maryland Medical Research & Caring, LLC	D-18-00043	Windsor	7/26/2024	Dispensary

After the first expiration of the approved license, the dispensary, grower and processing licensee is required to renew every two years. Licensees are required to submit a renewal application per the guidelines published by the MMCC. 90 days prior to the expiration of a license, the MMCC notifies the licensee of the date on which the license expires, provides the instructions and fee required to renew the license and the consequences of failure to renew. At least 30 business days before a license expires, the licensee must submit the renewal application as provided by the MMCC. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

Record-keeping/Reporting

Maryland uses METRC as the T&T system to track commercial cannabis activity. The Maryland Medical Research & Caring, LLC also uses METRC to push the data to the State to meet all reporting requirements. All cannabis products dispensed are documented at point of sale via the T&T system. Each dispensary must submit to the MMCC a quarterly report which includes (a) number of patients served, (b) county of residence of each patient served, (c) medical condition for which medical cannabis was recommended, (d) type and amount of medical cannabis dispensed, and (e) if available, a summary of clinical outcomes, including adverse events and any cases of suspected diversion.

A dispensary licensee shall maintain a secure, tamper-evident record of each purchase by a patient that contains the name and address of the patient, the quantity and name of the product purchased by the patient and specific identification number of the product. A dispensary licensee shall maintain a duplicate set of all records at a secure, off-site location. Unless otherwise specified, a licensee shall retain a record for a period of five years.

Inventory/Storage

The licensee must establish standard operating procedures for all aspects of the receipt, storage, packaging, labeling, handling, tracking and dispensing of products containing medical cannabis and waste. Upon receipt of a cannabis product, each product must be promptly cataloged into the T&T system. The licensee trains each registered dispensary agent on the standard operating procedure.

All medical cannabis inventory must be stored in a secure room which, among other requirements, is constructed of concrete or similar building material resilient enough to prevent and deter unauthorized entry.

Security

The licensee shall maintain a security alarm system that covers all perimeter entry points, windows and portals at the premises. Facilities must maintain a motion-activated video surveillance recording system at the premises that records all activity in images of high quality and high resolution and clearly reveals facial detail. The system must be able to operate 24 hours a day, seven days a week without interruption. Recordings are kept in a secure area with minimal access in an off-site location. The surveillance videos will be retained for a minimum of 30 calendar days.

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Massachusetts

Legislative history

The Massachusetts Medical Use of Marijuana Program (the “MA Program”) was pursuant to the Act for the Humanitarian Medical Use of Marijuana (the “MA ACT”). The MA Program allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Registered Marijuana Dispensary (each, a “RMD”), and RMD agent that qualifies and registers under the MA Program. To qualify, patients must suffer from a debilitating condition as defined by the MA Program. Currently there are eight conditions that allow a patient to acquire cannabis in Massachusetts, including AIDS/HIV, ALS, cancer and Crohn’s disease. As of August 31, 2018, approximately 54,100 patients have been registered to purchase medical cannabis products in Massachusetts. The MA Program is administrated by the Department of Public Health, Bureau of Health Care Safety and Quality.

In November 2016, Massachusetts voted affirmatively on a ballot petition to legalize and regulate cannabis for adult recreational use. The Massachusetts legislature amended the law on December 28, 2016, delaying the date recreational cannabis sales would begin by six months. The delay allowed the legislature to clarify how municipal land-use regulations would treat the cultivation of cannabis and authorized a study of related issues. After further debate, the state House of Representatives and state Senate approved H.3818 which became Chapter 55 of the Acts of 2017, An Act to Ensure Safe Access to Marijuana, and established the Cannabis Control Commission (the “MA CCC”). The MA CCC consists of five commissioners and regulates the Massachusetts Recreational Marijuana Program. Adult use of cannabis in Massachusetts started in July 2018.

Licenses

Under the MA Program, RMD’s are heavily regulated. Vertically integrated RMDs grow, process, and dispense their own cannabis. As such, each RMD is required to have a retail facility as well as cultivation and processing operations, although retail operations may be separate from grow and cultivation operations. A RMD’s cultivation location may be in a different municipality or county than its retail facility. RMD’s are required to be Massachusetts non-profit corporations.

The MA Program mandates a comprehensive application process for RMDs. Each RMD applicant must submit a Certificate of Good Standing, comprehensive financial statements, a character competency assessment, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operation of the RMD. Municipalities may individually determine what local permits or licenses are required if an RMD wishes to establish an operation within its boundaries.

The table below lists the licenses issued to the Subsidiaries:

Subsidiary	License Number	City	Expiration Date	Description
Health Circle	Preliminary	Rockland	Not applicable	Cultivation/Processing/Dispensary
MMSP	Preliminary	Nantucket	Not applicable	Cultivation/Processing/Dispensary
PWC	No. 043	Sterling	8/9/2019	Cultivation/Processing
PWC	No. 043	Worcester	8/9/2019	Dispensary
PWC	Preliminary	Leominster	Not applicable	Dispensary
PWC	Preliminary	Shrewsbury	Not applicable	Dispensary

Each Massachusetts dispensary, grower and processor license is valid for one year and must be renewed no later than 60 calendar days prior to expiration . As in other states where cannabis is legal, the MA CCC can deny or revoke licenses and renewals for multiple reasons, including (a) submission of materially inaccurate, incomplete, or fraudulent information, (b) failure to comply with any applicable law or regulation, including laws relating to taxes, child support, workers compensation and insurance coverage, (c) failure to submit or implement a plan of correction (d) attempting to assign registration to another entity, (e) insufficient financial resources , (f) committing, permitting, aiding, or abetting of any illegal practices in the operation of the RMD, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at an RMD, and (h) lack of responsible RMD operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of this state.

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Record-keeping/Reporting

Massachusetts uses METRC as the T&T system. Individual licensees, whether directly or through a third-party application programming interface (an “API”), are required to push data to the state to meet all reporting requirements. Each of Health Circle, MMSP and PWC use METRC to capture and send all required data points for cultivation, manufacturing, and retail as required by applicable law.

The MA Program requires that RMD records be readily available for inspection by the Department of Health upon request. Among the records that are required to be maintained and made available are: (a) operating procedures, (b) inventory records , and (c) seed-to-sale tracking records for all cannabis and cannabis infused products.

Inventory/Storage

Through the T&T system, RMDs are required to record all actions related to each individual cannabis plant. This robust inventorying requirement includes tracking how each plant is handled and processed from seed and cultivation, through growth, harvest and preparation of cannabis infused products, if any, to final sale of finished products. This system must chronicle every step, ingredient, activity, transaction, and dispensary agent, registered qualifying patient, or personal caregiver who handles, obtains, or possesses the product. To meet this tracking requirement, the inventory tracking process is mandated to utilize unique plant and batch identification numbers. Besides capturing all processes associated with each cannabis plant, RMDs must also establish and abide by inventory controls and procedures for conducting inventory reviews and comprehensive inventories of cultivating, finished, and stored cannabis products. To ensure inventories are accurate, RMDs are not only required to conduct monthly inventories but also to compare monthly inventories to the T&T system records.

The MA Program requires all cannabis and cannabis infused products be securely stored. RMDs must ensure that all safes, vaults, and other equipment or areas used for the production, cultivation, harvesting, processing, or storage of cannabis and cannabis infused products are securely locked and protected against unauthorized entry. The MA Program also specifies that limited access areas, accessible only to authorized personnel, must be established in each dispensary. Furthermore, only the minimum number of employees essential to business operations may be given access to the limited access areas.

Security

Adequate security systems that prevent and detect diversion, theft, or loss of cannabis are required of each RMD under the MA Program. Such security systems must utilize commercial grade equipment and are required to include (a) a perimeter alarm on all entry and exit points and perimeter windows, (b) a failure notification system that provides an audible, text, or visual notification of any failure in the surveillance system, and (c) a duress alarm, panic alarm, or holdup alarm connected to local public safety or law enforcement authorities.

To ensure RMDs meet the rigorous security standards laid out by the MA Program, use of surveillance cameras is mandated. RMDs must install video cameras in the following areas: (a) all areas that may contain cannabis, (b) all points of entry and exit, and (c) in any parking lot. Video cameras must be appropriate for the lighting conditions of the area under surveillance. Interior video cameras must be directed at all safes, vaults, sales areas, and areas where cannabis is cultivated, harvested, processed, prepared, stored, handled, or dispensed. Video surveillance is required to be operational 24 hours a day, seven days a week and all recordings must be retained for at least 90 calendar days.

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Transportation

The MA Program regulates the means and methods by which cannabis is transported. A RMD transporting cannabis must ensure the product is in a secure, locked storage compartment. If a cannabis establishment, pursuant to a cannabis transporter license is transporting cannabis products for more than one cannabis establishment at a time, the cannabis products for each cannabis establishment must be kept in separate locked storage compartments during transportation and separate manifests are required for each cannabis establishment. Vehicles transporting cannabis must be equipped with an approved alarm system and functioning heating and air conditioning systems appropriate for maintaining correct temperatures for storage of cannabis products. Additionally, cannabis products may not be visible from outside the vehicle and RMDs must ensure that all transportation times and routes are randomized. Cannabis and cannabis infused products may not be transported outside Massachusetts.

Michigan

In 2008, the Michigan Compassionate Care Initiative established a medical cannabis program for serious and terminally ill patients, was approved by the House but not acted upon, and defaulted to a public initiative on the November ballot. Proposal 1 was approved by 63% of voters on November 8, 2008. Proposal 1 was then written into law and approved by Michigan’s lawmakers in December 2008. The resulting Act, became the Michigan Medical Marihuana Act (“MMMA”).

 In 2016, the Michigan legislature passed two new acts and also amended the original MMMA. The first act establishes a licensing and regulation framework for medical marihuana growers, processors, secure transporters, provisioning centers, and safety compliance facilities. The second act establishes a “seed-to-sale” system to track marihuana that is grown, processed, transferred, stored, or disposed of under the Medical Marihuana Facilities Licensing Act.

 The Bureau of Medical Marihuana Regulation is responsible for the oversight of medical cannabis in Michigan and consists of the Medical Marihuana Facility Licensing Division and the Michigan Medical Marihuana Program Division. The MMMA provides access to state residents to cannabis and cannabis related products under one of 11 debilitating conditions, including epilepsy, cancer, HIV/AIDS, cancer and PTSD. In July 2018 the Medical Marihuana Facility Licensing Division approved 11 additional conditions to the list of aliments to qualify for medical cannabis. The additional 11 include Chronic pain, colitis and spinal cord injury.

Please see Section 3.1 of this Listing Statement for a summary of Acreage Holdings’ current operations in Michigan.

New Hampshire

Legislative history

New Hampshire’s Therapeutic Cannabis Program (the “NH Program”) was enacted on July 23, 2013, when the New Hampshire governor signed bill House Bill 573 into law allowing New Hampshire residents with qualifying medical conditions to use cannabis for medical purposes. Among the 18 qualifying medical conditions included in HB 573 are cancer, HIV/AIDS, ALS and Crohn’s disease. The New Hampshire legislature placed the responsibility for administering the NH Program within the New Hampshire Department of Health and Human Services (the “NHDH”). The first New Hampshire dispensary began serving patients on April 30, 2016. On June 28, 2017, the New Hampshire governor signed HB 160 which added post-traumatic stress disorder and other medical conditions to the law. On July 18, 2017, the governor of New Hampshire signed into law HB 640, a cannabis decriminalization bill. Under HB 640, effective September 16, 2017, penalties for non-registered and non-medicinal possession of three-quarters of an ounce or less of cannabis were reduced from a criminal misdemeanor to a civil violation punishable only by a fine.

Licenses

The NHDH oversees the issuance of licenses and the rules and regulations for cannabis businesses, known as Alternative Treatment Centers (each, an “ATC”). ATCs are not-for-profit entities registered under the New Hampshire Revised Statutes Annotated Section 126-X:7. ATCs are business entities that acquire, possess, cultivate, manufacture, deliver, transfer, transport, sell, supply, and dispense cannabis and related materials to qualified patients and other ATCs. ATCs are issued a notice of registration approval only after the NHDH has inspected and determined that the ATC is in full compliance with all regulatory and statute requirements. NHDH has issued licenses to four qualifying ATCs and in March 2018 lawmakers passed legislation calling for two additional dispensaries.

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As of December 31, 2017, approximately 3,500 patients were registered and licensed under the NH Program.

The table below lists the license issued to PATC:

Subsidiary	License Number	City	Expiration Date	Description
PATC	ATC-001	Merrimack	See Note Below	Grow/ Manufacturing and Dispensary

On August 9, 2016, the New Hampshire Department of Health and Human Services issued a license in the form of a Registration Certificate, permitting PATC to operate. In the second quarter of 2018, PATC received a notice from the State of New Hampshire indicating that it needed to implement certain remedial measures before the state agreed to renew its license. PATC has submitted a remediation plan to the New Hampshire Office of Legal and Regulatory Services. PATC is currently implementing those matters and expects to resolve them promptly. Under New Hampshire law, a license does not expire if the licensee submits a timely and sufficient renewal application and the agency has yet to take final action on that renewal application. PATC submitted a timely and complete renewal application, and so its registration certificate is active, current and in good standing pending the resolution of the remediation plan, and has received correspondence from the state affirming this status.

ATC grower, processing, and dispensary licenses are valid for one year and expire on June 30th of the following year. License holders are required to submit a renewal application at least 120 days prior to the expiration of the current registration and include updates to the ATC’s original application as appropriate. Additionally, ATCs must ensure that no cannabis is transported outside of the state.

Record-keeping/Reporting

New Hampshire selected BioTrack THC as the T&T system for commercial cannabis activity. PATC currently uses a third-party platform that pushes the data to New Hampshire’s T&T solution to meet all reporting requirements.

Each ATC is required to maintain records in accordance with the records retention schedule established by the NHDH. As part of the records retention schedule, ATCs must keep a record of each transaction including the amount of cannabis dispensed, the amount paid, and the registry identification number of the qualifying patient, designated caregiver, or ATC and the qualifying patient’s provider. ATC’s are required to submit annual reports to the state that include (a) a description of efforts to educate qualifying patients and designated caregivers, (b) the annual financial report of the ATC including expenditures, liabilities, monetary reserves, and revenues received for sales of cannabis by strain and by type, (c) the total number of qualifying patients and designated caregivers served, and (d) reports on security issues including an aggregate account of all reportable incidents. Additionally, ATCs must maintain current and accurate records for each qualifying patient and designated caregiver registered with the ATC. The NH Program mandates all records be kept for a minimum of four years.

Inventory/Storage

Comprehensive inventory procedures and controls are required to be established and followed under the NH Program. Regular inventory counts and reviews designed to enable timely detection of any diversion, theft, or loss are specifically required by the NH Program. As part of the comprehensive inventory plan, ATCs must reconcile daily all on-premises and in-transit cannabis and be able to present such inventory records for review upon request of the state. In addition to daily inventories, monthly inventories are also mandated and must record all cannabis available for dispensing, mature cannabis plants, and seedlings at each authorized location.

Comprehensive storage guidelines are detailed under the NH Program. All cannabis and cannabis infused products, whether in the process of cultivation, processing, transport, testing, or available for sale, must be securely stored to prevent diversion, theft or loss. Additionally, cannabis must only be accessible by ATC agents who are specifically authorized to handle cannabis and to whom access is essential for efficient ATC operation. At the end of each business day, any cannabis or cannabis infused products must be returned to a secure storage location. Similarly, after cultivation and/or processing, all cannabis must be securely stored.

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Security

Protecting dispensary facility patients, employees, and safeguarding cannabis against theft are all goals of the NH Program. ATCs are required to have security systems designed to prevent and detect diversion, theft, or loss of cannabis as well as unauthorized intrusion. Such security systems must include: (a) a perimeter alarm at all entry points and perimeter windows, and (b) a duress, panic, and holdup alarm connected to local public safety or law enforcement authorities or to an alarm monitoring company. Additionally, two agents must be present at the premises during all hours of operations.

Like dispensary facilities, security of cultivation facilities is also highly regulated under the NH Program. All phases of cannabis cultivation are required to take place in specially designated, secure, limited access areas that are monitored by surveillance camera systems. Surveillance cameras must cover all points of facility entry and exit, the parking lot, the entrance to the video surveillance room, and any areas that may contain cannabis. Surveillance video must be active 24 hours a day, seven days a week. The NH Program mandates that all security equipment be maintained in good working order and shall be inspected and tested at regular intervals of at no more than 30 calendar days.

New Jersey

Legislative history

On January 18, 2010, the governor of New Jersey signed into law S.119, the Compassionate Use Medical Marijuana Act (the “NJ Act”), permitting the use of medical cannabis for persons with debilitating conditions including cancer, HIV/AIDS, ALS, Crohn’s disease and any terminal illness. The law permits the New Jersey Department of Health (“NJDH”) to create rules to add other illnesses to the permitted conditions. The NJ Law does not permit patients to grow their own cannabis but rather mandates that cannabis must be acquired through ATCs licensed by the State.

Caregivers for patients are permitted to collect cannabis on behalf of the patient. Under the NJ Act, six ATCs received licenses from the State. The ATCs are nonprofit entities and have the exclusive right to produce and sell medical cannabis in New Jersey.

On March 27, 2018 through executive order No. 6 (2018), Governor Phil Murphy expanded the medical cannabis program, announcing the 20-plus recommendations presented by the NJDH on March 23, 2018. The NJDH’s recommendations and next steps included certain measures that took effect immediately (e.g. the addition of debilitating conditions and the reduction of registration fees) and other recommendations (e.g. the home delivery model) that require further regulatory or statutory enactment.

Licenses

The NJDH is responsible for administering the NJ Act to ensure qualifying patients’ access to safe cannabis for medical use in New Jersey. The NJDH is responsible for issuing permits to entities who will operate an ATC. New Jersey is a vertical state where the dispensary needs to be in the same location as the growing and processing facilities. One of the recommendations in executive order No. 6 is to allow existing license holders to have up to two additional dispensaries not attached to the growing facility. The NJDH has issued six licenses and are now accepting applications for up to six additional permits.

ATC permits expire annually on December 31. A permit renewal application must be submitted at least 60 days prior to the expiration date. An ATC that seeks to renew its permit shall submit to the permitting authority an application for renewal with all required documentation and the required fees. An ATC shall update and ensure the correctness of all information submitted in previous applications for a permit or otherwise on file with the NJDH. Prior to the issuance of any permit , every principal officer, owner, director and board member of an ATC must certify stating that he or she submits to the jurisdiction of the courts of the State of New Jersey and agrees to comply with all the requirements of the laws of New Jersey pertaining to New Jersey’s Medicinal Marijuana Program. Failure to provide correct and current up-to-date information is grounds for denial of the application for renewal of the permit.

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As of December 31, 2017, approximately 26,806 patients were registered and have medical licenses allowing them to purchase cannabis products from an ATC.

On May 9, 2018, Acreage Holdings entered in the CCF Revolving Note with CCF which shall automatically convert into an equity stake in a newly-formed entity of Acreage Holdings upon enactment of legislative reform to permit the cultivation and sale of cannabis for recreational purposes or to allow a for-profit entity to dispense medical cannabis.

The table below lists the permit issued to CCF:

Subsidiary	Permit Number	City	Expiration Date	Description
CCF	10042013	Egg Harbor in Atlantic county	12/31/2018	Cultivate and Dispense

Record-keeping/Reporting

New Jersey does not have a unified T&T solution. All information is forwarded to the MMMP through email. The ATC collects and submits to the NJDH for each calendar year statistical data on (a) the number of registered qualified patients and registered primary caregivers, (b) the debilitating medical conditions of the qualified patients, (c) patient demographic data, (d) summary of the patient surveys and evaluation of services and (e) other information as the NJDH may require. The ATC must retain records for at least two years.

Inventory/Storage

The ATC will establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis. The ATC will conduct a monthly inventory of cultivating, stored, usable and unusable cannabis. Though a unified T&T system is not currently in place, an ATC is required to have a T&T for tracking inventory and dispensing cannabis products to patients. CCF uses MJ Freeway as its T&T system. An ATC is authorized to possess two ounces of usable cannabis per registered qualifying patient plus an additional supply, not to exceed the amount needed to enable the alternative treatment center to meet the demand of newly registered qualifying patients.

Per regulatory requirements an ATC, at a minimum, must (a) establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis, (b) conduct a monthly inventory of cultivating, stored, usable and unusable cannabis, (c) perform a comprehensive inventory inspection at least once every year from the date of the previous comprehensive inventory, and (d) promptly transcribe inventories taken by use of an oral recording device. If cannabis is disposed of, the ATC must maintain a written record of the date, the quantity disposed of, the manner of disposal and the persons present during the disposal, with their signatures. ATCs must keep disposal records for at least two years. Results of the inventory inspection should document the date of the inventory review, a summary of the inventory findings and the name, signature and title of the individuals who conducted the inventory inspection.

An ATC shall limit access to medicinal cannabis storage areas to the absolute minimum number of specifically authorized employees. In the event non-employee maintenance personnel, business guests or visitors to be present in or pass through medicinal cannabis storage areas, the ATC must have a dedicated person who is specifically authorized by policy or job description to supervise the activity. The ATC must ensure that the storage of usable cannabis prepared for dispensing to patients is in a locked area with adequate security.

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Security

An ATC is required to implement effective controls and procedures to guard against theft and diversion of cannabis including systems to protect against electronic records tampering. At a minimum, every ATC must (a) install, maintain in good working order and operate a safety and security alarm system that provides suitable protection 24 hours a day, seven days a week against theft and diversion, (b) immediately notifies the state or local police agencies of an unauthorized breach of security. An ATC must conduct maintenance inspections and tests of the security alarm system at intervals not to exceed 30 days from the previous inspection.

A video surveillance system must be installed and operated to clearly monitor all critical control activities of the ATC and must operate in good working order at all times. The ATC must provide two monitors for remote viewing via telephone lines to the NJDH offices. This security system must be approved by State of New Jersey’s Medicinal Marijuana Program prior to permit issuance. The original tapes or digital pictures produced by the system must be stored in a safe place for a minimum of 30 days.

New York

Legislative history

In July 2014, the New York Legislature and Governor enacted the Compassionate Care Act (the “CCA”) to provide a comprehensive, safe and effective medical cannabis program. The CCA bill which is part of the Title V-A in Article 33, Title 10, Chapter 13 of the Public Health Law is scheduled to sunset in seven (7) years, in 2021. The CCA provides access to the program to those who suffer from one of 12 qualifying serious conditions including, debilitating or life-threatening conditions including cancer, HIV/AIDS, ALS and chronic pain. Patients must also have one of the following associated or complicating conditions: cachexia or wasting syndrome, severe or chronic pain, severe nausea, seizures, or severe or persistent muscle spasms. In June 2018, the CCA provided medical cannabis access to individuals who have opioid addictions.

Pursuant to the CCA, only a limited number of product offerings are allowed including metered liquid or oil preparations, solid and semi-solid preparations (e.g. capsules, chewable and effervescent tablets), metered ground plant preparations, and topical forms and transdermal patches. Medical cannabis may not be incorporated into the food products unless approved by the Commissioner of Health and smoking of cannabis flower is prohibited.

Licenses

The New York Department of Health (“NYDOH”) has issued licenses to ten registered organizations which hold vertically integrated licenses. Each registered organization has one cultivation/processing license and four dispensary licenses.

As of June 18, 2018, there are 59,327 certified patients allowing them to purchase cannabis products from a dispensary. The table below lists the licenses approved to be issued to NYCANNA, including one growing/manufacturing license and four dispensary licenses. As of July 10, 2018, NYCANNA’s four dispensaries were not operational. The NYDOH has issued a formal license to NYCANNA to grow and manufacture, and will issue the four licenses to dispense upon completion of an inspection of the dispensaries, which is expected to occur in 2019.

Subsidiary	License number	City	Expiration Date	Description
NYCANNA	MM0601M	Dewitt	7/31/2019	Growing / Manufacturing
NYCANNA	MM0602D	Jamaica	7/31/2019	Dispensary Facility
NYCANNA	MM0603D	Farmingdale	7/31/2019	Dispensary Facility
NYCANNA	MM0604D	Buffalo	7/31/2019	Dispensary Facility
NYCANNA	MM0605D	Wallkill	7/31/2019	Dispensary Facility

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The New York dispensary, growing and processing licenses are valid for two years from the date of issuance and the license holders are required to submit a renewal application not be more than six months nor less than four months prior to expiration. License holders must ensure that no cannabis is sold, delivered, transported or distributed by a producer from or to a location outside of New York.

Record-keeping/Reporting

The NYDOH uses the BioTrack THC T&T system used to track commercial cannabis activity. NYCANNA also uses BioTrack THC to push the data to the NYDOH to meet all reporting requirements. Each month, each registered organization is required to file reports with the NYDOH which provides information showing all products dispensed during the month. All other data shall be pulled from the T&T system. The data must include (a) documentation, including lot numbers where applicable, of all materials used in the manufacturing of the approved medical cannabis product to allow tracking of the materials including but not limited to soil, soil amendment, nutrients, hydroponic materials, fertilizers, growth promoters, pesticides, fungicides, and herbicides, (b) cultivation, manufacturing, packaging and labeling production records, and (c) laboratory testing results. The records are required to be maintained for a period of five years.

Inventory/Storage

A record of all approved medical cannabis products that have been dispensed must be filed with the NYDOH electronically through BioTrack THC no later than 24 hours after the cannabis was dispensed to the certified patient or designated caregiver. The information filed must include (a) a serial number for each approved medical cannabis product dispensed to the certified patient or designated caregiver, (b) an identification number for the registered organization’s dispensing facility, (c) the patient’s name, date of birth and gender, (d) the patient’s address, including street, city, state and zip code, and (e) the patient’s registry identification card number.

All cannabis that is not part of a finished product must be stored in a secure area or location within the registered organization accessible only to a minimum number of employees essential for efficient operation and in such a manner as approved by the NYDOH in advance, to prevent diversion, theft or loss and against physical, chemical and microbial contamination and deterioration. Cannabis must be returned to its secure location immediately after completion of manufacture, distribution, transfer or analysis.

Security

All facilities operated by a registered organization, including any manufacturing facility and dispensing facility, must have a security system to prevent and detect diversion, theft or loss of cannabis and/or medical cannabis products, utilizing commercial grade equipment which include (a) a perimeter alarm, (b) a duress alarm, (c) a panic alarm, and (d) a holdup alarm.

The manufacturing and dispensing facilities must direct cameras at all approved safes, approved vaults, dispensing areas, cannabis sales areas and any other area where cannabis is manufactured, stored, handled, dispensed or disposed of. The manufacturing and dispensing facilities must angle the cameras to allow for the capture of clear and certain identification of any person entering or exiting the facilities. The surveillance cameras must record 24 hours, seven days a week. Recordings from all video cameras must be readily available for immediate viewing by a state authorized representative upon request and must be retained for at least 90 days. A registered organization must test the security and surveillance equipment no less than semi-annually at each manufacturing and dispensing facility that is operated under the registered organization’s registration. Records of security tests must be maintained for five years.

Transportation

Cannabis products must be transported in a locked storage compartment that is part of the vehicle transporting the cannabis and in a storage compartment that is not visible from outside the vehicle. An employee of a registered organization, when transporting approved medical cannabis products must (a) travel directly to his or her destination(s) and may not make any unnecessary stops in between, (b) ensure that all approved medical cannabis product delivery times are randomized, (c) appoint each vehicle with a minimum of two employees where at least one transport team member remains with the vehicle at all times, (d) possess a copy of the shipping manifest at all times when transporting or delivering approved medical cannabis products, and (e) keep the manifest in a safe compartment for a minimum of five years.

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North Dakota

In 2016, North Dakota voters approved Measure 5, otherwise known as the Compassionate Care Act, establishing a medical cannabis program for North Dakota. In 2017, both houses of the state legislature passed changes to Measure 5, including removal of a provision allowing medical users to grow their own cannabis. The changes also required that a medical professional specifically recommend smoking as a method of using cannabis for their patients. Effective April 18, 2017, the North Dakota Department of Health (“NDDH”) established and implemented a medical cannabis program to allow the production, processing, sale, dispensing, and medical use of cannabis by qualifying patients and caregivers. Measure 5 provides access to state residents to the program under one of the 14 debilitating conditions, including epilepsy, chronic pain, HIV/AIDS, cancer and PTSD.

Licenses

North Dakota’s Department of Health oversees the North Dakota Medical Marijuana Program and is authorized to issue dispensary and manufacturing licenses. The NDDH has selected two companies to each operate a dispensary and two companies to each operate a manufacturing facility. Acreage ND, one of the two awarded a dispensary license, will operate in Fargo, North Dakota. To receive a final license from the NDDH, Acreage ND must obtain a certificate of occupancy on its dispensary location. Acreage ND is expected to obtain its certificate of occupancy in Q1 2019.

The NDDH accepted dispensary applications for locations in Grand Forks and Williston through October 10, 2018 and is expected to award licenses by the end of November 2018.

Dispensary licenses are renewed every two years after issuance pursuant to Sec. 19-24.1-16 of the North Dakota Medical Marijuana program. Renewal applications must be submitted 60 days prior to license expiration to avoid suspension of the certificate.

Record-keeping/Reporting

North Dakota has selected BioTrack THC for its unified T&T system by which all dispensary license holders must submit their data directly to the state. As outlined in North Dakota Century Code section 19-24.1-30, a dispensary shall keep detailed financial reports of proceeds and expenses. A dispensary shall also maintain all inventory, sales, and financial records in accordance with generally accepted accounting principles. The dispensary shall maintain all reports and records for a period of seven years.

Inventory

A dispensary must conduct an inventory of cannabis once a week for at least six months after beginning business and upon department approval, at least monthly thereafter. The inventory shall be counted by at least two individuals. One of the two individuals may not be involved in dispensing of usable cannabis, or the preparation of the dispensary’s financial records. Further, one of the two individuals must be a supervisor or manager. The inventory documentation will include the date of the inventory, detailed inventory results, and the name, signature, and title of the individuals who conducted the inventory.

Storage/Security

All licensees shall have a security system that remains operational at all times and that uses a professionally monitored security alarm system to prevent and detect diversion, theft, or loss of medical cannabis. The alarm system must include (a) facility entrances and exits, (b) rooms with exterior windows, (c) rooms with exterior walls and (c) storage rooms. The alarm system should include motion detectors, duress and panic alarms or a holdup alarm. The alarm system that is place must summon law enforcement. The licensee must test the security alarm system and all devices on a monthly basis and maintain a record of all tests.

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To prevent unauthorized access to cannabis and usable cannabis, the dispensary shall have video surveillance equipment to deter the unauthorized entrance into restricted access areas. Video cameras shall be placed at each point of egress, at the point of sale location and in the storage facility. Video surveillance recording shall operate 24 hours a day, seven days a week. Recording from all video cameras during hours of operation shall be made available for immediate viewing and shall be retained for at least ninety days. The licensee shall maintain all security system equipment and recordings in a secure location to prevent theft, loss, destruction, corruption, and alterations.

Ohio

Legislative History

Effective September 8, 2016, House Bill 523 legalized the use of medical cannabis for 26 debilitating conditions as prescribed by a licensed physician. On implementation, the Ohio Medical Marijuana Control Program (“OMMCP”) will allow people with certain medical conditions including Alzheimer’s disease, HIV/AIDS, ALS, cancer, and traumatic brain injury to legally purchase medical cannabis. Though Ohio was required to implement a fully operational OMMCP by September 8, 2018 with a controlled system for cultivation, laboratory-testing, physician/patient registration and dispensing, the timeline was delayed until November 2018. Regulatory oversight is shared between three offices; (a) the Ohio Department of Commerce with respect to overseeing cultivators, processors and testing laboratories; (b) the Ohio Board of Pharmacy with respect to overseeing retail dispensaries and the registration of patients and caregivers, and (c) the State Medical Board of Ohio with respect to certifying physicians to recommend medical cannabis. The OMMCP will permit limited product types including oils, tinctures, plant materials and edibles. Adult-use and the smoking of cannabis flower are prohibited.

Licenses

Prior to September 8, 2018, the Ohio Board of Pharmacy was permitted to issue up to 60 dispensary provisional licenses. After September 8, 2018, additional provisional licenses are permitted to be issued if the population, the number of patients seeking to use medical cannabis products and the availability of all forms of cannabis products support additional licenses. To be considered for approval of a provisional dispensary or a processing license, the applicant must complete all mandated requirements. To obtain a certificate of operation for a medical cannabis dispensary or processing facility, the prospective licensee must be capable of operating in accordance with Chapter 3796 of the Revised Code, the Medical Marijuana Control Program. Certificates of operation carry two year terms.

A certificate of operation will expire on the date identified on the certificate. A licensee will receive written or electronic notice 90 days before the expiration of its certificate of operation. The licensee must submit the renewal information at least 45 days prior to the date the existing certificate expires. The information required for the license renewal includes, but is not limited to, the following: (a) a roster that includes the dispensary’s employees’ names, (b) the history of compliance with regulations, and (c) the number and severity of any violations. If a licensee’s renewal application is not filed prior to the expiration date of the certificate of operation, the certificate of operation will be suspended for a maximum of 30 days. After 30 days, if the dispensary has not successfully renewed the certificate of operation, including the payment of all applicable fees, the certificate of operations will be deemed expired. The original implementation deadline of September 8, 2018 was missed by Ohio, as noted above. Acreage expects patients will begin to be able to purchase medicinal cannabis beginning in November 2018.

GLA has been issued five dispensary licenses and GTL has been issued one provisional processing license. The table below lists the locations of the provisional licenses.

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The table below lists the licenses issued to GLA and GTL:

Holding Entity	Application Number	City	Expiration Date	Description
GLA	ID 504	Akron	12/7/2018	Dispensary Facility
GLA	ID 606	Cleveland	12/7/2018	Dispensary Facility
GLA	ID 697	Canton	12/7/2018	Dispensary Facility
GLA	ID 872	Wickliffe	12/7/2018	Dispensary Facility
GLA	ID 808	Columbus	12/7/2018	Dispensary Facility
GTL	ID TBD	Middlefield	2/3/2019	Processing

Record-keeping/Reporting

A holder of a processing license must maintain the following records: (a) samples sent for testing, (b) disposal of products, (c) tracking of inventory, (d) form and types of medical cannabis maintained at the processing facility on a daily basis, (e) production records, including extraction, refining, manufacturing, packaging and labeling, (f) financial records, and (g) purchase invoices, bills of lading, manifests, sales records, copies of bills of sale, and any supporting documents, including the items and/or services purchased, from whom the items were purchased, and the date of purchase.

A holder of a dispensary license must maintain the following records: (a) confidential storage and retrieval of patient information or other medical cannabis records, (b) records of all medical cannabis received, dispensed, sold, destroyed, or used, (c) dispensary operating procedures, (d) a third-party vendor list, (e) monetary transactions, and (f) journals and ledgers. All records relating to the purchase or return, dispensing, distribution, destruction, and sale of medical cannabis must be maintained under appropriate supervision and control to restrict unauthorized access on the licensed premises for a five-year period.

Inventory/Storage

Ohio has selected METRC as the T&T system. Individual licensees, whether directly or through third-party APIs, are required to push data to the state to meet all reporting requirements. A holder of a processing license must track and submit through the inventory tracking system any information the Ohio Department of Commerce determines necessary for maintaining and tracking medical cannabis extracts and products.

A holder of a processing license must conduct weekly inventory of medical cannabis which includes (a) the date of the inventory, (b) net weight of plant material and the net weight and volume of medical cannabis extract, (c) net weight and unit count of medical cannabis products prepared or packaged for sale to a dispensary, and (d) a summary of the inventory findings. On an annual basis and as a condition for renewal of a processing license, a holder of a processing license shall conduct a physical, manual inventory of plant material, medical cannabis extract, and medical cannabis products on hand at the processor and compare the findings to an annual inventory report generated using the inventory tracking system. A holder of a processing license must store plant material, medical cannabis extract, and medical cannabis product inventory on the premises in a designated, enclosed, locked area and accessible only by authorized individuals.

A holder of a dispensary license must use the METRC T&T system to push data to the Ohio Board of Pharmacy on a real-time basis. The following data must be transmitted: (a) each transaction and each day’s beginning inventory, acquisitions, sales, disposal and ending inventory, (b) acquisitions of medical cannabis from a licensed processor or cultivator holding a plant-only processor designation, (c) name and license number of the licensed dispensary employee receiving the medical cannabis and, (d) other information deemed appropriate by the Ohio State Board of Pharmacy. A dispensary’s designated representative shall conduct the inventory at least once a week. Records of each day’s beginning inventory, acquisitions, sales, disposal and ending inventory shall be kept for a period of three years.

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The dispensary licensee must restrict access areas and keep stock of medical cannabis in secured area enclosed by a physical barrier with suitable locks and an alarm system capable of detecting entry at a time when licensed dispensary employees are not present. Medical cannabis must be stored at appropriate temperatures and under appropriate conditions to help ensure that its identity, strength, quality and purity are not adversely affected.

Security

All licensees must have a security system that remains operational at all times and that uses commercial grade equipment to prevent and detect diversion, theft or loss of medical cannabis, including (a) a perimeter alarm, (b) motion detectors, and (c) duress and panic alarms. A dispensary must also employ a holdup alarm, which means a silent alarm signal generated by the manual activation of a device intended to signal a robbery in progress.

Video cameras at a dispensary must be positioned at each point of egress and each point of sale. The cameras must capture the sale, the individuals and the computer monitors used for the sale. Video surveillance recording must operate 24 hours a day, seven days a week. Recording from all video cameras during hours of operation must be made available for immediate viewing by the Ohio State Board of Pharmacy upon request and must be retained for at least six months.

Video cameras at a processing facility must be directed at all approved safes, approved vaults, cannabis sales areas, and any other area where plant material, medical cannabis extract, or medical cannabis products are being processed, stored or handled. Video surveillance must take place 24 hours a day, seven days a week. Recordings from all video cameras during hours of operation must be readily available for immediate viewing by the Ohio regulatory bodies upon request and must be retained for at least six months.

Oklahoma

Legislative History

In April 2015, the governor of Oklahoma signed House Bill 2154 into law allowing the sale of CBD oil with less than 0.3% THC. On June 26, 2018, Oklahoma voters approved State Question 788 (“SQ 788”), which legalized medical cannabis. Oklahoma established the Oklahoma Medical Marijuana Authority (“OMMA”) to oversee the state’s medical cannabis program. The OMMA is responsible for licensing, regulating, and administering the program as authorized by state law. Operating under the Oklahoma State Department of Health, the primary goal of the OMMA is to ensure safe and responsible practices for the people of Oklahoma. On August 6, 2018, the governor of Oklahoma signed the revised emergency rules for the medical cannabis program.

While most medical cannabis state laws include a list of qualifying conditions, Oklahoma does not. According to SQ 788, doctors shall recommend patient licenses using the same judgment they would for prescriptions. In other words, a doctor can write a recommendation for any condition they see fit for medicinal cannabis treatment.

Licensing

The OMMA manages all licensing and registration for medicinal cannabis patients and their caregivers as well as grower, processor and dispensary operators. Applicants must be resident of Oklahoma with at least 75% ownership held by an Oklahoma resident. All owners must present an Oklahoma Secretary of State Certificate of Good Standing and demonstrate exemplary background checks. Non-violent felony convictions in the previous two years or other felony conviction in previous five years are grounds for disqualification. Licenses are valid for one year from the date issued unless revoked by the OMMA. A license may be renewed prior to expiration. Upon receipt of a license, the grower, processor or dispensary must immediately register with the Oklahoma Bureau of Narcotic and Dangerous Drugs Control and prior to any medical cannabis or medical cannabis products are present at the business. As described in Section 3, Acreage Oklahoma Holdings, LLC has been approved for one grower license and one processor license; both facilities will be located in Pocasset, Oklahoma.

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Holding Entity	License Number	City	Expiration Date	Description
Acreage OK Holdings, LLC	GAAA-N1LP-BYSH	Pocasset	10/21/2019	Grower
Acreage OK Holdings, LLC	PAAA-4KSX-AVD9	Pocasset	10/15/2019	Processor

Transportation

A cannabis transportation license is issued to qualifying applicants for a commercial license at the time of approval. The transportation license allows the holder to transport cannabis from an Oklahoma licensed dispensary, grower, processor to an Oklahoma licensed dispensary, grower processor or researcher. All medical cannabis must be transported in a locked container shielded from public view and clearly labeled as “Medical Marijuana or Derivative.”

Inventory

Oklahoma leverages BioTrack THC as the central Trace and Tracking (T&T) system to oversee inventory of licensed cannabis operations across the state. All cultivation and manufacturing facilities and retail dispensaries are required to utilize an inventory management system to record certain information depending on the license type. For a grower, such information includes the amount of cannabis harvested, sold to a process or dispensary, or dried and on hand. For a processor, details on the amount of cannabis purchased from a grower, or sold to a researcher and the amount of cannabis waste must be accounted for in inventory. The licensee must also document with detailed explanations any discrepancies for cannabis that cannot be account for or is considered overage.

The licensee is required to document the ‘chain of custody’ of all cannabis and cannabis-related products with frequent on-going inventory reviews in order to detect any diversion, theft or loss in a timely manner. The system must be able to accurately trace the timeline from the time a cannabis plant is propagated to the time it is sold to a patient or caregiver. Traceability is a requirement in the event of a serious adverse event or recall to correctly source the cannabis product.

Record-keeping/Reporting

The state requires all commercial licensees to submit monthly reporting to the Oklahoma Department of Health. Reports are considered untimely if not received by the state by the 15th of each month for activity from the preceding month. The report must include the amount purchased from a licensed process and/or grower, the amount sold to a licensee and the type of licensee, total sales to patients and caregivers as well as taxes collected from sales. If necessary, detailed explanations of inventory discrepancies must be included. Inaccurate reporting may result in fines and failure to report timely or to correct deficiencies within 30 days of department notification may lead to license revocation.

Oregon

Legislative History

Oregon has both a medical and adult-use cannabis program. The Oregon Medical Marijuana Act (“OMM”) was established by Oregon Ballot Measure 67 in 1998 to allow for the cultivation, possession and use of cannabis by patients upon doctor recommendation. The OMM removed criminal penalties for medical cannabis for patients with debilitating medical conditions whose doctor verified the condition and determined medical cannabis may alleviate the condition. Qualifying conditions include cancer, chronic pain, glaucoma and HIV/AIDS. The Oregon Medical Marijuana Program (“OMMP”) administers the program within the Oregon Department of Human Services. Patients obtain permits through the Oregon Department of Human Services.

In 2014, Measure 91 was approved which legalized non-medical cultivation and uses of cannabis effective July 1, 2015. Oregon Governor Kate Brown signed an emergency bill declaring cannabis sales legal to recreational users from commercial dispensaries effective October 1, 2015. Effective January 1, 2017, cannabis was permitted to be sold for recreational use only by businesses that obtained a recreational retailer license from the Oregon Liquor Control Commission (“OLCC”). Medical cannabis dispensaries that did not obtain a retailer license were no longer permitted to sell cannabis for recreational use after 2016. Holders of retailer licenses are permitted to sell cannabis for medical use to an OMMP patient 18 years of age or older whereas the minimum age to purchase cannabis for recreational use is 21.

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Licenses

Oregon does not limit the number of retailer, grower or processing licenses. However, due to the overwhelming amount of new applications, the OLCC suspended all new applications after June 15, 2018 for short period of time. The OLCC regulates all retailer, producer, processor and lab license holders who have been approved to hold recreational licenses and all producers and retailers if they sell both medical and recreational cannabis. The Oregon Health Administration regulates all growers and dispensaries who hold only medical licenses. To operate legally under state law, cannabis operators must obtain a state license and local approval. Applicants for each license class are subject to the respective requirements and criteria of the OLCC which include but are not limited to criminal background checks, zoning requirements, readiness inspection, and state registration.

As of August 2018, there are approximately 1,102 recreational producer licenses, 180 recreational processor licenses and 581 recreational retailer licenses issued by the OLCC.

The table below lists the licenses issued to the Subsidiaries:

Subsidiary	License Number	City	Expiration Date	Description
East 11th	050 1004151A29E	Eugene	01/02/2019	Dispensary Facility
22nd and Burn	050 100400192AC	Portland	12/30/2018	Dispensary Facility
Firestation	050 1003660E75D	Portland	01/03/2019	Dispensary Facility
Acreage HoldingsOR	050 1004152E8C9	Springfield	01/09/2019	Dispensary Facility
Acreage HoldingsOR	050 10026747951	Portland	3/09/2019	Dispensary Facility
Acreage HoldingsOR	Pending	Medford	Pending	Grow Facility

The retailer, producer and processer licenses are valid for one year and the licensees are required to submit a renewal application at least 20 days before the date of expiration. The license holders must ensure that no cannabis is sold, delivered, transported or distributed by a producer from or to a location outside of Oregon.

Record-keeping/Reporting

Oregon uses the METRC T&T system and allows other third-party system integration via an API to track cannabis . The Subsidiaries in Oregon use a third-party T&T system to push the data to the state through an API to meet all reporting requirements. All cannabis products dispensed are documented at point of sale via the T&T system. License holders must maintain the documentation from the T&T system in a secure locked location at each dispensing or growing location for three years as required by the OLCC.

The OLCC requires all cannabis licensees to have and maintain records that clearly reflect all financial transactions and the financial condition of the business. The following records may be kept in either paper or electronic form and must be maintained for a three year period and be made available for inspection if requested by the OLCC: (a) purchase invoices and supporting documents for items and services purchased for use in the production, processing, research, testing and sale of cannabis items that include from whom the items were purchased and the date of purchase, (b) bank statements for any accounts, (c) accounting and tax records, (d) documentation of all financial transactions, including contracts and agreements for services performed or received, and (e) all employee records, including training.

Inventory/Storage

OLCC licensees must report the following to CTS (a) a reconciliation of all on-premise and in-transit cannabis item inventories each day, (b) all information for seeds, usable cannabis, CBD concentrates and extracts by weight, (c) the wet weight of all harvested cannabis plants immediately after harvest, (d) all required information for CBD products by unit count, and (e) for retailer license holders, the price before tax and amount of each item sold to consumers and the date of each transaction. The data must be transmitted for each individual transaction before the retailer opens the next business day.

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All cannabis items on a licensed retailer’s premises must be held in a safe or vault. All usable cannabis, cut and drying mature cannabis plants, CBD concentrates, extracts or products on the licensed premises of a licensee other than a retailer are to be kept in a locked, enclosed area within the licensed premises that is secured with at a minimum, a steel door with a steel frame or equivalent, and a commercial grade, non-residential door lock.

All licensees must keep all video recordings and archived required records not stored electronically in a locked storage area. Current records may be kept in a locked cupboard or desk outside the locked storage area during hours when the licensed business is open.

Security

A licensed premise must have a fully operational security alarm system, activated at all times when the licensed premises is closed for business. Among other features the security alarm system for the licensed premises must (a) be able to detect unauthorized entry onto the licensed premises and unauthorized activity within any limited access area where mature cannabis plants, usable cannabis, CBD concentrates, extracts or products are present, (b) be programmed to notify the licensee, a licensee representative or other authorized personnel in the event of an unauthorized entry, and (c) either have at least two operational “panic buttons” located inside the licensed premises that are linked with the alarm system that immediately notifies a security company or law enforcement, or have operational panic buttons physically carried by all employees present on the licensed premises that are linked with the alarm system that immediately notifies a security company or law enforcement.

A licensed premise must have a fully operational video surveillance recording system. Among other requirements, a licensed premise must have cameras that continuously record, 24 hours a day, seven days a week: (a) in all areas where mature cannabis plants, usable cannabis, CBD concentrates, extracts or products may be present on the licensed premises; and (b) all points of ingress and egress to and from areas where mature cannabis plants, usable cannabis, CBD concentrates, extracts or products are present. A licensee must keep all surveillance recordings for a minimum of 90 calendar days and have the surveillance room or surveillance area with limited access.

Transportation

Licensed producers which transport cannabis to licensed retailers must comply with the following: (a) a licensee must keep cannabis items in transit shielded from public view, (b) the cannabis items must be of secured (locked-up) during transport, (c) the transport must be equipped with an alarm system, (d) the transport must be temperature controlled if perishable cannabis items are being transported, (e) the transport must provide arrival date and estimated time of arrival information, (f) all cannabis items must be packaged in shipping containers and labeled with a unique identifier, and (g) the transport must provide a copy of the printed manifest and any printed receipts for cannabis items delivered to law enforcement officers or other representatives of a government agency if requested to do so while in transit.

Pennsylvania

Legislative History

The Pennsylvania Medical Marijuana Program (the “PA Program”) was established by the Pennsylvania Medical Marijuana Act (the “PA Act”) on April 17, 2016. The PA Program provides access to medical cannabis for qualified state residents who suffer from 21 specific medical conditions including epilepsy, chronic pain, HIV, AIDS, cancer, and post-traumatic stress disorder. To qualify under the PA Program, medical cannabis patients must both register with the Pennsylvania Department of Health (the “PADOH”) and obtain either an identification card or authorization letter from the PADOH. As of May 2018, approximately 37,000 patients in Pennsylvania have been registered to purchase medical cannabis products. On February 15, 2018, dispensaries licensed under the PA Program began selling medical cannabis to qualified patients. Pennsylvania currently allows sale of medical cannabis to qualified patients in the following forms: pill, oil, topical forms including gels, creams, or ointments, tincture, and liquids. On August 1, 2018, the Pennsylvania Health Secretary approved the sale dry leaf cannabis.

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Permits

The PA Act allows the PADOH to issue up to 25 grower/processor permits and 50 dispensary permits (each dispensary permit allows the holder to open up to three separate dispensary sites). On June 29, 2017, the PADOH issued 12 cultivation/processing permits and 27 dispensary permits. Permits are granted to applicants who demonstrate, among other things: (a) the ability to implement and maintain effective security measures and controls to prevent diversion, (b) a clear criminal background free of illegal conduct, (c) compliance with municipality zoning requirements, (d) well-defined standard operating procedures, and (e) a verified diversity plan. Prior to awarding permits, the PA Program requires the PADOH to verify all applicant information including through interviews of principals, operators, financial backers, and employees engaged and to be engaged in the permit applicant’s cannabis operations.

On March 22, 2018, the PADOH announced it planned to issue an additional 13 grower/processor permits and 23 dispensary permits.

The table below lists the permit issued to PWPA. In addition to the below, PWPA applied for an additional dispensary permit. It is anticipated the PADOH will announce permit award decisions in the fourth quarter of 2018.

Holding Entity	Permit	City	Expiration Date	Description
PWPA	GP- 1005-17	Sinking Spring	06/20/2019	Grow/Processing Facility

Dispensary, grower, and processing permits are valid for one year from the date of issuance and permit holders are required to submit renewal applications in accordance with the PA Act. The PADOH must renew a permit unless it determines the applicant is unlikely to maintain effective control against diversion of medical cannabis and the applicant is unlikely to comply with all laws as prescribed under the PA Act. Additionally, permit holders must ensure that no cannabis is sold, delivered, transported, or distributed outside of Pennsylvania.

Record keeping/Reporting

The PA Act requires each licensed medical cannabis grower/processor or dispensary to report information to the PADOH every three months including, but is not limited to, (a) the amount of medical cannabis sold by the grower/processor, (b) the total value and amounts of medical cannabis sold by the grower/processor, (c) the amount of medical cannabis purchased by each dispensary, (d) the cost and amounts of medical cannabis sold to each dispensary, and (e) the total amount and dollar value of medical cannabis sold by each dispensary.

To monitor reporting requirements under the PA Act, the PADOH selected MJ Freeway as the T&T to implement a seed-to-sale electronic tracking. PWPA also uses MJ Freeway to push data and ensure compliance with all reporting requirements.

Inventory/Storage

The PA Act requires each medical cannabis grower/processor maintains inventory and storage data in an electronic format through MJ Freeway. The following information is tracked to ensure a compliant cannabis business operation: (a) the number, weight, and type of seeds used, (b) the number of immature medical cannabis plants, (c) the number of mature medical cannabis plants, (d) the number of medical cannabis products ready for sale, and (d) the number of damaged, defective, expired, or contaminated seeds, immature medical cannabis plants, medical cannabis plants and medical cannabis products awaiting disposal.

Robust physical inventory controls and procedures are required of each medical cannabis grower/processor under the PA Act. The following procedures are mandated to ensure physical inventory counts match electronic records: (a) monthly inventory counts of both medical cannabis plants in the process of growing and medical cannabis products that are stored for future sale, (b) comprehensive inventory counts of seeds, immature medical cannabis plants and medical cannabis plants, and (c) written or electronic records created and maintained for each inventory count conducted.

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Additionally, each medical cannabis grower/processor must separately store in locked, limited access areas all seeds, immature medical cannabis plants, medical cannabis plants and medical cannabis that is expired, damaged, deteriorated, mislabeled or contaminated.

Security

The PA Act mandates each medical cannabis grower/processor must use security and surveillance systems including stringent video backup requirements to safeguard their medical cannabis and related products. Security requirements include: (a) alarm systems that cover all facility entrances, exits, areas that contain medical cannabis, safes, and the perimeter of the facility, and (b) professionally-monitored security and surveillance systems that operate 24 hours a day, 7 days a week and record all activity in images capable of clearly revealing facial detail. All images captured by each surveillance camera must be stored for a minimum of four years in a format that may be easily accessed for investigative purposes. Furthermore, all recordings must be kept in a locked cabinet, closet or other secure place to protect them from tampering or theft.

The PA Act also specifies requirements for the alarm system. The alarm system must include: (a) a silent security alarm signal, (b) an audible security alarm signal generated by the manual activation of a device intended to signal a life-threatening or emergency situation requiring law enforcement response, and (c) an electrical, electronic, mechanical, or other device capable of being programmed to send a prerecorded voice message requesting dispatch, when activated, over a telephone line, radio, or other communication system to a law enforcement, public safety, or emergency services agency.

Transportation

A medical cannabis grower/processor must transport and deliver medical cannabis to a medical cannabis organization or an approved laboratory within Pennsylvania in accordance with the following: (a) deliveries must be made between 7:00 a.m. and 9:00 p.m., (b) a global positioning system must be used to ensure safe and efficient delivery, (c) medical cannabis may not be visible from outside of the transport vehicle, (d) vehicles must be equipped with a secure cargo area, (e) each transport vehicle must be staffed with at least two individuals and at least one delivery team member must remain with the medical cannabis at all times, and (f) a printed or electronic transport manifest must accompany every delivery.

Rhode Island

Legislative History

In 2006, Rhode Island legalized medical cannabis and enacted the Edward O. Hawkins and Thomas C. Slater Medical Marijuana Act. Rhode Island had approved six qualifying debilitating Medical Conditions including but are not limited to cancer, glaucoma, HIV/AIDS, hepatitis C and epilepsy/agitation. In 2009, lawmakers in Rhode Island approved an amendment to the medical cannabis law allowing state-licensed medical cannabis dispensaries (“compassion centers”) to dispense medical cannabis. In June 2016, the Rhode Island legislature approved an article that creates significant reforms to the state’s medical cannabis program. The reforms included but were not limited to: (a) qualifying medical cannabis patients will no longer be required to designate compassion centers in order to enter and purchase products from those facilities, (b) the Department of Business Regulation will begin implementing additional regulations on compassion centers, such as stricter standards for product testing and requiring a government-accessible inventory tracking system, and (c) effective January 1, 2019, medical cannabis patients will be required to choose whether they wish to grow their own medicinal cannabis or appoint a natural person caregiver. They will no longer be able to cultivate their own medical cannabis and have a caregiver grow for them at the same time. Also in 2016, lawmakers approved legislation adding PTSD to the list of qualifying conditions for medical cannabis. As of March 31, 2018, there were 18,728 active patients certified to obtain cannabis through the states Rhode Island Medical Marijuana Program (“RIMMP”).

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Licensing

The Rhode Island Department of Health's (“RIDOH”) Medical Marijuana Program administers the provisions of the state's Medical Marijuana Act and related regulations. The Rhode Island Department of Business Regulation (“DBR”) is responsible for licensing and regulatory oversight of cultivators and the state’s medical cannabis plant tracking system. The DBR also licenses and oversees compassion centers. To date, Rhode Island has awarded licenses for three compassion care centers and 36 cultivators. A compassion center license allows the licensee to grow, manufacture and dispense cannabis and cannabis infused products.

The Medical Marijuana Program allows a qualifying patient, authorized purchaser or caregiver who is registered with the Rhode Island Department of Health to purchase medical cannabis from a registered compassion center. Licensed cultivators may sell medical cannabis and medical cannabis products to registered compassion centers in accordance with state law.

The table below lists the licenses issued to GCCC in Rhode Island:

Holding Entity	License Number	City	Expiration Date	Description
GCCC	MMP CC 002	Portsmouth	5/25/2019	Compassion Center
GCCC	MMP CC 002	Newport	5/25/2019	Grow/processing

In addition to providing a comprehensive business plan outlining scope of activities, budget, resource narratives, and timeline for initiating operations, an applicant must evidence compliance with the local zoning laws, provide a comprehensive diagram of the proposed facilities, including where within the facility the medical cannabis will be cultivated, stored, processed, packaged, manufactured and dispensed, and where security alarms and cameras and surveillance recording storage will be located. Principals of the management team must clear criminal background checks and are evaluated for their experience in managing a cannabis operation. Prior to granting the final license, the state will perform an inspection of the facility to ensure regulatory requirements are met.

Once the applicant has been authorized by the state, the applicant must take reasonable and documented efforts to launch compassion center activities with active medical cannabis cultivation, processing, packaging, manufacturing, authorized sales and/or other medical cannabis activities within a year. Compassion center registrations are issued for one-year terms. Registration renewal is based on whether the compassion center is adequately providing patients with access to medical cannabis at reasonable rates. To avoid potential conflicts, ‘key persons’ of the compassion center may not have any material financial interest or control in another compassion center, a cultivator, or a licensed cooperative cultivation or vice versa.

Security

Each compassion center must have a fully operational security alarm system at each authorized physical address that will provide suitable protection against theft and diversion, including alarms at all outside perimeter entry points and outside perimeter windows. A fully operational security alarm system should at a minimum include a combination of hard-wired systems and systems interconnected with a radio frequency method such as cellular or private radio signals that emit or transmit a remote or local audible, visual, or electronic signal; motion detectors, pressure switches, duress alarms, panic alarms and hold-up alarms (a silent system signal to indicate that a robbery is in progress). A fully operational security alarm system shall at a minimum provide for immediate automatic or electronic notification to alert municipal and/or state law enforcement agencies to an unauthorized breach or attempted unauthorized breach of security at the compassion center or any other authorized physical address and to any loss-of-electrical support backup system to the security alarm system. Each compassion center must test the security alarm system for each authorized location at intervals not to exceed thirty calendar days from the previous test.

Each compassion center must have a fully operational video surveillance and camera recording system which includes but is not limited to the following; all video surveillance systems must be equipped with a failure notification system that provides prompt notification of any surveillance interruption and/or the complete failure of the surveillance system, remote access to a continuous live feed video on a real time basis available at all times to the authorized compassion center personnel and the DBR upon request, and camera coverage set in all areas where cannabis and cannabis products are grown, cultivated, stored, weighed, packaged, processed, manufactured or sold, including all areas of ingress and egress thereto, point-of-sale areas, and security rooms.

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Camera views of required coverage areas shall be continuously recorded 24 hours a day, seven days per week. All surveillance recordings must be kept for a minimum of 60 days. Surveillance recording equipment and all video surveillance records and recordings must be housed in a designated, locked and secured room or other enclosure with access limited to compassion center personnel specifically authorized by management.

Inventory Control

An authorized compassion center is required to utilize the state approved Medical Marijuana Program Tracking System, Agrisoft, to document and monitor compliance with seed to sales inventory tracking. This includes point of sales, dispensing limits, patient information privacy protections, inventory supply, restrictions on third party supply and sources of cannabis and cannabis products and transfers off the premises. A compassion center must limit its Inventory of seedlings, plants, and usable cannabis to reflect the projected needs of qualifying patients.

A compassion center should be equipped to conduct an initial comprehensive inventory of all medical cannabis, including usable cannabis, cannabis plants and seedlings, unusable cannabis, and wet cannabis, and perform subsequent comprehensive inventories at intervals at least every 24 months. On a monthly basis, a compassion center must be able to assess its inventory in these same categories.

All cannabis product must be tagged and assigned a unique identifier through each stage of cultivation from seed propagation to packaging via the Medical Marijuana Program Tracking System and marked with a registration number, barcodes and/or alphanumeric code, and registered premises location. Once assigned a unique identifier tag within the Medical Marijuana Program Tracking System, tags may not be altered or duplicated. An identifier tag is to be assigned only when affixed to cannabis plants, wet cannabis, or usable cannabis which is ready to be sold or transferred.

Record-keeping

The DBR requires compassion centers retain hard-copy and electronic records to document all cultivation and dispensing activities of the center. Records to be maintained for a period of at least 5 years include real-time logs of all acquisitions, dispensing, and sales of cannabis in the Medical Marijuana Program Tracking System, applicable limits applied to all dispensing and sales transactions, training procedures and training attendee logs, specifically, on use of the Medical Marijuana Program Tracking System and any other tracking system used by the compassion center. Records pertaining to transaction activity occurring within the previous six months must be stored on the center premises. Records dating beyond six months may be stored off the premises with the state’s approval.

Other records to be retained include personnel records, purchase orders with licensed cultivators, including any canceled or voided contracts or purchased orders, invoices and supporting documentation of all cannabis purchases, acquisitions, transfers, payments and third-party vendor contracts. Activity pertaining to security including the security alarm and video surveillance systems, testing, upgrades site inspections and visitor logs must be stored digitally on the premises for at least 24 months after the event.

Compassion centers must keep detailed records of any pesticide products used and application regiments, including video recording during pesticide applications which must cease if there is a failure or disruption of the video surveillance system. The record-keeping requirement is independent of that required of commercial pesticide applicators by the state’s Department of Environmental Management.

Assessing the Markets/Business

The Subsidiaries operate in a large, fragmented marketplace. There are certain large cannabis growers as well as a large segment of small and local cannabis product firms who provide a variety of different products and services. See Section 4.1 for additional details on cannabis market and business.

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Competitive Conditions and Environment

See Section 4.1 for a discussion of the competitive conditions in the cannabis market and business.

5.       SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1       Annual Information

Pubco

The following table provides a brief summary of Pubco’s financial operations for the each of the two most recently completed financial years. Refer to Schedule “A” for a complete copy of Pubco’s audited financial statements for the years ended August 31, 2018 and 2017. See also, Schedule “G” for pro-forma financial statements of the Resulting Issuer as at June 30, 2018.

Description	Year Ended August 31, 2018 (audited) (C$)	Year Ended August 31, 2017 (audited) (C$)
Revenue	$0	$0
Loss from continuing operations	$(16,684)	$(187,380)
Loss per share from continuing operations	$(0.002)	$(0.058)
Net loss	$(16,684)	$(187,380)
Net loss per share basic and diluted	$(0.002)	$(0.058)
Total assets	$29,042	$599
Total long-term financial liabilities	$304,348	$0

Acreage Holdings

The following table provides a brief summary of Acreage Holdings’ consolidated financial operations for the each of the two most recently completed financial years, and the six month period ended June 30, 2018. Refer to Schedules “C” and “E” for complete copies of Acreage Holdings’ financial statements for the years ended December 31, 2017 and 2016, and the unaudited interim financial statements for the six months ended June 30, 2018. See also, Schedule “G” for pro-forma financial statements of the Resulting Issuer as at June 30, 2018.

Description	Year Ended December 31, 2017 (audited) ($000s)	Year Ended December 31, 2016 (audited) ($000s)	Six Months Ended June 30, 2018 (unaudited) ($000s)
Revenue	$7,743	$3,771	$5,148
Income (loss) from continuing operations (1)	$(6,810)	$(1,999)	$2,405
Net income (loss)	$(7,616)	$(2,408)	$1,922
Total assets	$73,009	$31,486	$224,060
Total long-term financial liabilities	$32,470	$655	$47,930

Notes:

(1) Income from continuing operations is prior to income tax expense.

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Resulting Issuer

As the Resulting Issuer will be formed as a result of the RTO, it does not have historical financial statements presented on a consolidated basis. The following table provides a brief summary of financial information of the Resulting Issuer as at June 30, 2018. See also, Schedule “G” for pro-forma financial statements of the Resulting Issuer as at June 30, 2018.

Description	Six Months Ended June 30, 2018 (pro forma) ($000s)
Revenue	$14,126
Net operating loss	$(27,941)
Net loss	$(16,937)
Total assets	$549,315
Total long-term financial liabilities	$13,317

The financial statements included in this Listing Statement have been, and the future financial statements of the Resulting Issuer will be, prepared in accordance with IFRS.

5.2       Dividends

The Resulting Issuer does not intend, and is not required, to pay any dividends on the Resulting Issuer Shares. Any future determination to pay dividends will be at the discretion of the Resulting Issuer Board and will depend, among other things, on the financial condition, earnings, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Resulting Issuer Board deems relevant. The Resulting Issuer’s ability to pay dividends may be affected by U.S. state and federal regulations. See “Risk Factors”.

Notwithstanding the foregoing, pursuant to the Tax Receivable Agreement and the Tax Receivable Bonus Plan, certain Acreage Holdings Members are entitled to payments of certain tax benefits . See “Description of Securities - description of Share Capital of the Resulting Issuer - Tax Receivable Agreement - Tax Receivable Bonus Plan”.

5.3       Foreign GAAP

Not applicable.

6.       MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to Schedule “B” for Pubco’s MD&A for the fiscal years ended August 31, 2018 and 2017.

Please refer to Schedule “D” for Acreage Holdings’ MD&A for the fiscal years ended December 31, 2017 and 2016 and to Schedule “F” for the three and six months ended June 30, 2018 and 2017.

7.       MARKET FOR SECURITIES

On February 20, 2001, Pubco’s shares ceased trading OTC on the Canadian Dealing Network (AIMC.A / AIMC.B) when the Ontario Securities Commission issued a cease trade order on Pubco’s securities as a result of Pubco’s failure to meet certain filing requirements. The Ontario Securities Commission revoked the cease trade order on August 26, 2011. The Resulting Issuer has applied to list the Subordinate Voting Shares on the CSE under the symbol “ACRG.U”.

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8.       CONSOLIDATED CAPITALIZATION

The following table sets forth the expected capitalization of the Resulting Issuer, as at November 13, 2018, after giving pro forma effect to the RTO.

Description	Number Outstanding Prior to Giving Effect to the SR Financing and the RTO	Number Outstanding After Giving Effect to the SR Financing and the RTO	Number Outstanding After Giving Effect to the SR Financing and the RTO on an as converted to Subordinate Voting Shares(3)
Acreage Holdings:
Class A Units	20,000,000	-	-
Class A PIK	455,127	-	-
Class B Units	20,000,000	15,957,908	-
Class C Units	6,000,000	5,059,719	-
Class C-1 Units	6,475,000	5,875,000	-
Class D Units	17,018,390	-	-
Class E Units	19,352,143	142,903	-
Acreage Holdings Notes	6,473,521	-	-
Acreage Holdings Warrants	1,877,607	-	-

Pubco:(2)
Class A subordinate voting shares	5,738,435	-	-
Class B multiple voting shares	7,839,599	-	-
Class C preference shares	-	-	-

Resulting Issuer:
Subordinate Voting Shares	-	(1)	(1)(2)
		21,443,042	108,400,017
Proportionate Voting Shares	-	1,445,879	-
Multiple Voting Shares	-	168,000	-
Resulting Issuer Warrants (Subordinate Voting Shares)	-	1,877,607	-
Resulting Issuer Warrants (Proportionate Voting Shares)	-	5,575	-
Options(4)	-	4,254,500	-
RSUs(5)		2,285,850	-
Stock Awards(6)		15,900	-
Compensation Options	-	157,512	-

Notes:

(1) reflects gross proceeds under the Finco SR Financing of $314,153,600 and a SR Offering Price of $25.00 per Finco Subscription Receipt.

(2) assumes a pre-RTO valuation of Pubco at C$1,250,000.

(3) assumes conversion of 1,445,879 Proportionate Voting Shares on a 40:1 basis and the conversion, redemption and exchange, as applicable, of 168,000 Multiple Voting Shares, 15,957,908 Class B Membership Units, 5,059,719 Class C Membership Units, 142,903 Class E Membership Units, 5,875,000 Class C-1 profit interests and 1,918,285 Class B Non-Voting Common Shares of USCo2 on a 1:1 basis.

(4) assumes issuance of 4,254,500 Options to certain officers, directors and employees immediately following completion of the RTO.

(5) assumes issuance of 2,285,850 RSUs to certain officers, directors and employees immediately following completion of the RTO.

(6) assumes issuance of 15,900 Stock Awards to Mr. Doherty immediately following completion of the RTO.

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9.       OPTIONS TO PURCHASE SECURITIES

The following table sets forth the aggregate number of Options of the Resulting Issuer that will be outstanding immediately following completion of the RTO. The Options will be subject to the New Omnibus Equity Plan, the principal terms of which are described below.

Category of Option holder	Subordinate Voting Shares Under Options Granted	Exercise Price ($)	Date of Grant
All executive officers and past executive officers of the Resulting Issuer as a group and all directors and past directors of the Resulting Issuer who are not also executive officers as a group	2,560,000	25.00	November 14, 2018

All executive officers and past executive officers of all subsidiaries of the Resulting Issuer as a group and all directors and past directors of those subsidiaries who are not also executive officers of the subsidiary as a group, excluding individuals referred to in (a) above	Nil	N/A	N/A

All other employees and past employees of the Resulting Issuer as a group	1,694,500	25.00	November 14, 2018

All other employees and past employees of subsidiaries of the Resulting Issuer as a group	Nil	N/A	N/A

All consultants of the Resulting Issuer as a group	Nil	N/A	N/A

Summary of New Omnibus Equity Plan

The principal features of the New Omnibus Equity Plan are summarized below.

Purpose

Pursuant to the New Omnibus Equity Plan, the Resulting Issuer will be able to issue equity-based compensation in the form of stock options (“Options”), stock appreciation rights, stock awards (“Stock Awards”), unrestricted shares or restricted shares, deferred share units, restricted share units (“RSUs”), performance shares, performance units, and other stock-based awards to eligible participants, which are referred to herein collectively as “Awards” as more fully described below.

The purpose of the New Omnibus Equity Plan is to enable the Resulting Issuer and certain of its Subsidiaries to obtain and retain services of the eligible participants, which is essential to the Resulting Issuer’s long-term success.

The granting of Awards under the New Omnibus Equity Plan is intended to promote the long-term financial interests and growth of the Resulting Issuer and its Subsidiaries by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Resulting Issuer’s business. Moreover, the New Omnibus Equity Plan aims to align the interests of eligible participants with those of the shareholders of the Resulting Issuer through opportunities of increased equity-based ownership in the Resulting Issuer.

The maximization of shareholder value is encouraged by the granting of incentives under the New Omnibus Equity Plan. An objective of the New Omnibus Equity Plan is to reward and retain NEOs. The program is designed to reward NEOs for maximizing shareholder value in a volatile commodity-based business in a regulatory compliant and ethical manner. Increasing the value of Subordinate Voting Shares increases the value of the stock options. This incentive closely links the interests of the officers and directors to shareholders of the Resulting Issuer and encourages a long-term commitment to the Resulting Issuer.

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Eligibility

Eligible participants under the plan include directors, officers (including the NEOs), employees and consultants of the Resulting Issuer and its Subsidiaries (the “Participants”).

Administration

The New Omnibus Equity Plan will be administered by the Compensation and Corporate Governance Committee while the specific granting of Awards will be authorized by the Resulting Issuer Board. The following discussion is qualified in its entirety by the text of the New Omnibus Equity Plan.

The terms and conditions attaching to the Awards will be determined by Compensation and Corporate Governance Committee and will be set forth in grant agreements. The Compensation and Corporate Governance Committee will have the power and discretionary authority to determine the terms and conditions of the Awards, including the individuals who will receive the Awards, the type and number of awards subject to each Award, the terms of settling the Awards, the form of consideration payable on settlement of Awards and the timing of the Awards.

Options

The exercise price of any Options shall be determined by the Compensation and Corporate Governance Committee, subject to CSE approval (if required), at the time such Options are granted. In no event shall such exercise price be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options. Subject to any vesting restrictions imposed by the CSE, the Compensation and Corporate Governance Committee may determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist. If an Option is canceled prior to its expiry date, the Resulting Issuer must post notice of the cancellation and shall not grant new Options to the same person until 30 days have elapsed from the date of cancellation.

The outstanding Options and stock appreciation rights that will terminate upon the effective time of the change in control (as such term is defined in the New Omnibus Equity Plan) of the Resulting Issuer shall, immediately before the effective time of such change in control, become fully exercisable and the holders of such Awards, as applicable, will be permitted, immediately before the change in control, to exercise such awards.

General

Subject to adjustment provisions as provided in the New Omnibus Equity Plan, the maximum number of Subordinate Voting Shares that may be issued under the New Omnibus Equity Plan shall be equal to 10% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis. Such Awards may be made in any form permitted under the New Omnibus Equity Plan, in any combinations approved by the Compensation and Corporate Governance Committee.

The Compensation and Corporate Governance Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the New Omnibus Equity Plan shall be non-transferable except by will or by the laws of descent and distribution. Except as explicitly provided in an Award, no Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Awards, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, RSUs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the New Omnibus Equity Plan except in compliance with all applicable laws.

Effective upon the closing of the RTO, it is anticipated that the Resulting Issuer Board will issue 2,285,850 RSUs, 4,254,500 Options and 15,900 Stock Awards to certain directors, officers and employees, each pursuant to the New Omnibus Equity Plan to acquire an aggregate of 6,556,250 Subordinate Voting Shares (representing 6.05% of the issued and outstanding Subordinate Voting Shares on an as converted to Subordinate Voting Shares basis). Immediately after completion of the RTO, 4,329,493 Subordinate Voting Shares (representing 3.99% of the issued and outstanding Subordinate Voting Shares on an as converted to Subordinate Voting Shares basis) will remain available for Awards pursuant to the New Omnibus Equity Plan.

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Tax Withholding

The Resulting Issuer may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Participants will be required to pay any withholding tax obligations to the Resulting Issuer or any of its Subsidiaries.

10.       DESCRIPTION OF THE SECURITIES

10.1       Description of the Securities

Description of Share Capital of the Resulting Issuer

The authorized share capital of the Resulting Issuer will consist of an unlimited number of Subordinate Voting Shares, an unlimited number of Proportionate Voting Shares and an unlimited number of Multiple Voting Shares. Upon completion of the RTO, the Subordinate Voting Shares will represent approximately 3.7% of the voting rights attached to outstanding securities of the Resulting Issuer, the Proportionate Voting Shares will represent approximately 9.9% of the voting rights attached to outstanding securities of the Resulting Issuer and the Multiple Voting Shares will represent approximately 86.4% of the voting rights attached to outstanding securities of the Resulting Issuer.

The following is a summary of the rights, privileges, restrictions and conditions attached to the proposed Subordinate Voting Shares, the Proportionate Voting Shares and the Multiple Voting Shares.

Subordinate Voting Shares

Holders of Subordinate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another particular class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Resulting Issuer, dividends in cash or property of the Resulting Issuer. No dividend will be declared or paid on the Subordinate Voting Shares unless the Resulting Issuer simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted basis, assuming conversion of all Proportionate Voting Shares and Multiple Voting Shares into Subordinate Voting Shares at the applicable conversion ratio) on the Proportionate Voting Shares and Multiple Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with all other holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (on an as-converted basis, assuming conversion of all Proportionate Voting Shares and Multiple Voting Shares into Subordinate Voting Shares at the applicable conversion ratio).

Holders of Subordinate Voting Shares will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Resulting Issuer now or in the future.

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No subdivision or consolidation of the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Proportionate Voting Shares

Holders of Proportionate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another particular class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Proportionate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted (initially 40 votes per Proportionate Voting Share held).

As long as any Proportionate Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Proportionate Voting Shares and Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

Holders of Proportionate Voting Shares will be entitled to receive, as and when declared by the directors of the Resulting Issuer, dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Proportionate Voting Shares and Multiple Voting Shares into Subordinate Voting Shares at the applicable conversion ratios) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Proportionate Voting Shares unless the Resulting Issuers simultaneously declares or pays, as applicable, equivalent dividends on the Subordinate Voting Shares and Multiple Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Proportionate Voting Shares, be entitled to participate rateably along with all other holders of Proportionate Voting Shares, Subordinate Voting Shares and Multiple Voting Shares (on an as-converted basis, assuming conversion of all Proportionate Voting Shares and Multiple Voting Shares into Subordinate Voting Shares at the applicable conversion ratios).

Holders of Proportionate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Resulting Issuer now or in the future.

No subdivision or consolidation of the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Each Proportionate Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Resulting Issuer or any transfer agent for such shares, into a number of fully paid and non-assessable Subordinate Voting Shares which shall represent the equivalent voting power of the converted Proportionate Voting Share and as shall be adjusted from time to time for distributions, recapitalizations and stock splits. The ability to convert the Proportionate Voting Shares is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), may not exceed forty percent (40%) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

FORM 2A - LISTING STATEMENT - 86 -

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Resulting Issuer, except a meeting of which only holders of another particular class or series of shares of the Resulting Issuer will have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to 3,000 votes in respect of each Multiple Voting Share held. Each Multiple Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Multiple Voting Share upon the earliest of the date that (i) the aggregate number of Multiple Voting Shares held by the holders of Multiple Voting Shares together with the affiliates thereof are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Multiple Voting Shares held by such holder together with the affiliates on the date of completion of the RTO, (ii) the aggregate number of Acreage Holdings Units held by the holders of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Acreage Holdings Units held by such holders together with the affiliates on the date of completion of the RTO, and (iii) is five years following completion of the RTO.

Multiple Voting Shares are intended to provide voting control to Mr. Murphy. As long as any Multiple Voting Shares remain outstanding, the Resulting Issuer will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares will be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

Holders of Multiple Voting Shares will be entitled to receive, as and when declared by the directors of the Resulting Issuer, dividends out of any cash or other assets legally available therefor, pari passu (on an as-converted basis, assuming conversion of all Multiple Voting Shares into Proportionate Voting Shares and then into Subordinate Voting Shares, and the conversion of all Proportionate Voting Shares into Subordinate Voting Shares at the applicable conversion ratios) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Resulting Issuer simultaneously declares or pays, as applicable, equivalent dividends on the Subordinate Voting Shares and Proportionate Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares, Proportionate Voting Shares and Subordinate Voting Shares (on an as-converted basis, assuming conversion of all Proportionate Voting Shares and Multiple Voting Shares into Subordinate Voting Shares at the applicable conversion ratio).

Holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, Proportionate Voting Shares or bonds, debentures or other securities of the Resulting Issuer now or in the future.

No Multiple Voting Share will be permitted to be transferred by the holder thereof without the prior written consent of the Resulting Issuer Board.

No subdivision or consolidation of the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

FORM 2A - LISTING STATEMENT - 87 -

Each Multiple Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Multiple Voting Share upon the earliest of the date that (i) the aggregate number of Multiple Voting Shares held by the holder of Multiple Voting Shares together with its Affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Multiple Voting Shares held by such holder together with its Affiliates on the date of completion of the RTO, (ii) the aggregate number of Acreage Holdings Units held by the holder of Multiple Voting Shares together with its Affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Acreage Holdings Units held by such holder together with its Affiliates on the date of completion of the RTO, and (iii) is five (5) years following completion of the RTO.

Coattail Provisions

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of, or as a condition of listing on, any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.025 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of 40 Subordinate Voting Shares for one Proportionate Voting Share; at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than 40.

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Voting Share Conversion Right is exercised, the Resulting Issuer will procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Coattail Agreement

In connection with the RTO, the holder of Multiple Voting Shares will enter into a coattail agreement (the “Coattail Agreement”) with Acreage Holdings and the transfer agent for the Subordinate Voting Shares pursuant to which the holders of Subordinate Voting Shares will be granted rights similar those to be granted to them in connection with the Proportionate Voting Shares as described above under “-- Coattail Provisions”.

Description of Capital of USCo

The authorized share capital (together, the “USCo Shares”) of USCo consists of (i) 100,000,000 shares of Class A voting common stock, (ii) 100,000,000 shares of Class B voting common stock, and (iii) 100,000,000 shares of Class C voting common stock.

Holders of USCo Shares are entitled to receive notice of, attend and vote at meetings of the securityholders of USCo, and vote together as a single class. Each USCo Share entitles the holder thereof to one vote on all matters upon which holders of USCo Shares are entitled to vote.

FORM 2A - LISTING STATEMENT - 88 -

Following completion of the RTO, the Founder and certain executive employees will retain their interest in Acreage Holdings and enter into a tax receivable agreement with USCo, Acreage Holdings and certain of the Acreage Holdings members (the “Tax Receivable Agreement”). USCo will be the sole manager of Acreage Holdings and will have the exclusive right, power and authority to manage, control, administer and operate the business and affairs, and to make decisions regarding the undertaking and business, of Acreage Holdings in accordance with the amended and restated limited liability company agreement of Acreage Holdings, which shall become effective as of the Closing (the “A&R LLC Agreement”). Following the completion of the RTO, all outstanding USCo Shares will be held by the Resulting Issuer.

A&R LLC Agreement

The following is a summary of the material provisions set forth in the A&R LLC Agreement, which amended, restated and superseded the Prior LLC Agreement in its entirety upon consummation of the RTO.

Acreage Holdings will have perpetual existence and will continue as a limited liability company until and unless Acreage Holdings is terminated or dissolved in accordance with the A&R LLC Agreement and the Delaware Limited Liability Company Act, as may be amended or restated from time to time (the “DLLCA”).

The principal purpose and business of Acreage Holdings shall be to engage in any lawful act or activity for which a limited liability company may be organized under the DLLCA and to conduct such other activities as may be necessary, advisable, convenient or appropriate to promote or conduct the business of Acreage Holdings as set forth herein, including, but not limited to, operating in the legal cannabis sector, which includes making and holding investments in equity and debt securities of cannabis related businesses, and operating cultivation, processing and dispensing activities with respect to cannabis products.

USCo is the sole manager of Acreage Holdings and will manage all of Acreage Holdings’ operations and activities in accordance with the A&R LLC Agreement. USCo has the capacity and authority to act as the manager of Acreage Holdings.

Subject to the terms of the A&R LLC Agreement and the DLLCA, USCo has the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Acreage Holdings. Among other things, USCo is empowered to negotiate, execute and perform all agreements, conveyances or other instruments on behalf of Acreage Holdings, and to mortgage, charge or otherwise create a security interest over any or all of the property of Acreage Holdings or its subsidiaries, and to sell property subject to such a security interest.

The A&R LLC Agreement provides that, where USCo is permitted or required to take any action or to make a decision in its “sole discretion”, “discretion”, with “complete discretion” or any other grant of similar authority and latitude under the A&R LLC Agreement in managing Acreage Holdings’ operations and activities, USCo shall be entitled to consider only such interests and factors as it desires, including its own interests and shall, to the fullest extent permitted by the DLLCA, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, Acreage Holdings or the other Acreage Holdings members.

Despite the foregoing, USCo will only be able to take certain types of actions (as set forth in the A&R LLC Agreement) if the same are approved, consented to or directed by a majority of the Acreage Holdings Members.

Upon Closing, the capital of Acreage Holdings shall initially consist of two classes of Acreage Holdings Units: Common Units and Class C-1 Membership Units. The interest of USCo is to be represented by Common Units with the number of issued Common Units immediately following the Closing to be equal to the respective number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding prior to the completion of the RTO, provided; however, that such Common Units held by each of USCo and USCo2 shall not entitle USCo or USCo2, respectively, to any exchange or redemption rights with respect to such Common Units; the interests of other Acreage Holdings Members will be represented by Common Units, pursuant to which all such other members shall be entitled to certain exchange rights and redemption rights, as provided in the A&R LLC Agreement. The A&R LLC Agreement shall also authorize the issuance of Class C-1 Membership Units to persons who provide services for or on behalf of Acreage Holdings or any of its subsidiaries, which such Class C-1 Membership Units shall entitle the holder to certain rights and privileges, including the right to convert such Class C-1 Membership Units to Common Units, subject to certain restrictions, qualifications and limitations, each as provided in the A&R LLC Agreement.

FORM 2A - LISTING STATEMENT - 89 -

When the Resulting Issuer issues Subordinate Voting Shares, it may contribute all or a portion of the net proceeds to USCo in exchange for additional USCo Shares. Upon receipt of any such net proceeds from the Resulting Issuer, USCo will generally contribute such net proceeds to Acreage Holdings as a capital contribution on account of its Common Units. In the event that a new class of shares in the capital of the Resulting Issuer is created, USCo may create a corresponding new class of Acreage Holdings units that has corresponding distribution rights to such new class of the Resulting Issuer Shares and will cause Acreage Holdings to issue new units of such class to USCo. The Resulting Issuer may contribute all or a portion of the net proceeds from the issuance of any such shares to USCo and USCo, upon receipt of such proceeds, will generally contribute such net proceeds to Acreage Holdings in exchange for such Acreage Holdings units.

If the Resulting Issuer proposes to redeem, repurchase or otherwise acquire any Subordinate Voting Shares for cash, the A&R LLC Agreement requires that USCo cause Acreage Holdings to redeem a corresponding number of Common Units held by USCo at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by the Resulting Issuer (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Resulting Issuer, and the A&R LLC Agreement further requires that USCo, immediately prior to such redemption, repurchase or acquisition by the Resulting Issuer, but immediately following the redemption by Acreage Holdings, to redeem a corresponding number of USCo Shares held by the Resulting Issuer at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by the Resulting Issuer (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Resulting Issuer.

In the event that any change is effected in the share capital of the Resulting Issuer, Acreage Holdings shall undertake all actions requested by USCo, including a reclassification, distribution, division or recapitalization of the Common Units to maintain at all times the same ratios between the number of Subordinate Voting Shares, the number of USCo Shares and USCo2 shares, and the number of Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the Subordinate Voting Shares and Common Units.

A holder of Common Units (other than USCo and USCo2, respectively) will have the right to cause Acreage Holdings to redeem its Common Units. If a holder of Common Units (other than USCo and USCo, respectively) exercises its exchange right, Acreage Holdings will repurchase for cancellation each such Common Unit submitted for exchange in consideration for either one Subordinate Voting Share or a cash amount equal to the cash settlement amount applicable to such Common Unit, as determined by USCo; provided that USCo shall have the right to complete such exchange directly with the redeeming holder or may assign to the Resulting Issuer its rights and obligations to effect an exchange directly with the redeeming holder.

Any holder that causes Acreage Holdings to redeem its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of Code Section 1446, including the requirement that such holder provide to Acreage Holdings a properly completed IRS Form W-9 or satisfy another exception as permitted within Code Section 1446, prior to the effective time of any such redemption or exchange, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the Subordinate Voting Shares or the cash, as applicable, to be delivered to such holder pursuant to such redemption or exchange.

Except as described above, the A&R LLC Agreement authorizes USCo to cause Acreage Holdings to issue additional Common Units and securities convertible or exchangeable into Common Units on any terms and conditions of offering and sale as USCo in its discretion may determine, including with respect to acquisitions by Acreage Holdings of additional assets or equity interests in corporations, partnerships, limited liability companies and other entities and with respect to executive compensation. Unless otherwise determined by USCo, no person or entity shall have preemptive, preferential or any other similar right with respect to the issuances of any interest in Acreage Holdings.

FORM 2A - LISTING STATEMENT - 90 -

Except as permitted by the A&R LLC Agreement, no holder of Common Units may transfer any interest in such Common Units. The A&R LLC Agreement permits a transfer of Common Units pursuant to (i) the prior written approval of USCo, (ii) the exercise of exchange or redemption rights by any holder of Common Units, or (iii) certain other limited circumstances. Prior to transferring any Common Units, the transferring holder of Common Units will cause the transferee to execute a joinder to the A&R LLC Agreement and any other agreements required pursuant to the terms of the A&R LLC Agreement. Any transfer or attempted transfer of any Common Units in violation of any provision of the A&R LLC Agreement shall be void and Acreage Holdings shall not record such transfer on its books or treat any purported transferee as the owner of such Common Units for any purpose.

In no event shall any transfer of Common Units be effective to the extent such transfer could, in the reasonable determination of USCo:

•	result in a violation of the United States Securities Act of 1933, as amended, or any other applicable federal, state or foreign laws;
•	cause an assignment under the United States Investment Company Act of 1940, as amended;
•	be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which Acreage Holdings or USCo is a party; provided that the payee or creditor to whom Acreage Holdings or USCo owes such obligation is not an affiliate of Acreage Holdings or USCo;
•	cause Acreage Holdings to lose its status as a partnership for federal income tax purposes or, without limiting the generality of the foregoing, be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Section 1.7704-1 of United States Treasury Regulations;
•	be a transfer to a person who is not legally competent or who has not achieved his or her majority under applicable law (excluding trusts for the benefit of minors);
•	cause Acreage Holdings or any Acreage Holdings member or USCo to be treated as a fiduciary under the United States Employee Retirement Income Security Act of 1974, as amended;
•	cause Acreage Holdings (as determined by USCo in its sole discretion) to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provision of the Code; or
•	result in Acreage Holdings having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations section 1.7704-1(h)(3)) in any taxable year that is not a “restricted taxable year” (as defined in the A&R LLC Agreement).

Any holder that transfers its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of Code Section 1446, including the requirement that such holder provide to Acreage Holdings a properly completed IRS Form W-9 or satisfy another exception as permitted within Code Section 1446, prior to the effective time of any such transfer, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the consideration to be delivered to such holder pursuant to such redemption or exchange.

Each Acreage Holdings member who is an individual, including those persons who become Acreage Holdings members in connection with receiving any Common Units, automatically and irrevocably will appoint USCo, with full power of substitution, as that Acreage Holdings member’s agent to execute and file documents or instruments required for, among other things, but subject in each case to the other provisions of the A&R LLC Agreement, the A&R LLC Agreement (or a joinder thereto), all instruments that USCo deems appropriate or necessary to reflect any amendment, change, modification or restatement of the A&R LLC Agreement, all conveyances and other instruments or documents which USCo deems appropriate or necessary to reflect the dissolution or liquidation of Acreage Holdings pursuant to the terms of the A&R LLC Agreement, all instruments relating to the admission, withdrawal or substitution of an Acreage Holdings member pursuant to the terms of the A&R LLC Agreement, and any other ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of USCo, to evidence, confirm or ratify any vote, consent, approval, agreement, or other action made or given by the Acreage Holdings members in accordance with the terms of the A&R LLC Agreement.

FORM 2A - LISTING STATEMENT - 91 -

Following the issuance of the Common Units to the Acreage Holdings members pursuant to the adoption of the A&R LLC Agreement, the Acreage Holdings members will not be required to make further contributions to Acreage Holdings.

Neither Acreage Holdings nor USCo is liable for the return of any capital contribution made by an Acreage Holdings member to Acreage Holdings.

Subject to the provisions of the DLLCA and of similar legislation in other jurisdictions of the United States and the A&R LLC Agreement: (i) the liability of each Acreage Holdings member for the debts, liabilities and obligations of Acreage Holdings will be limited to the Acreage Holdings member’s capital contribution, plus the Acreage Holdings member’s share of any undistributed income of Acreage Holdings; and (ii) following payment of an Acreage Holdings member’s capital contribution, such Acreage Holdings member may be required to return amounts previously distributed to such Acreage Holdings member in accordance with the DLLCA and the laws of the State of Delaware.

The A&R LLC Agreement states that an Acreage Holdings member (in its capacity as an Acreage Holdings member) does not have the authority or power to do any of the following:

•	act for or on behalf of Acreage Holdings;
•	to do any act that would be binding upon Acreage Holdings;
•	make any expenditure on behalf of Acreage Holdings;
•	seek or obtain partition by court decree or operation of law of any Acreage Holdings property; or
•	own or use particular or individual assets of Acreage Holdings.

The A&R LLC Agreement provides that Acreage Holdings will indemnify each Acreage Holdings member for all liabilities incurred by the Acreage Holdings member that arise solely by reason of such Acreage Holdings member being a member of Acreage Holdings.

Subject to the provisions set forth in the A&R LLC Agreement, USCo will cause distributions to be made by Acreage Holdings as follows: (i) “distributable cash” (as defined in the A&R LLC Agreement) or other funds or property legally available to the extent permitted by the DLLCA and applicable law, to the Acreage Holdings members pro rata to each Acreage Holdings member’s proportionate ownership interest in Acreage Holdings in amounts on terms as USCo will determine, and (ii) not less than five business days prior to the due date of a U.S. federal income tax return for an individual calendar year taxpayer, cash in an amount equal to the excess of each Acreage Holdings member’s “assumed tax liability” (as defined in the A&R LLC Agreement) over distributions previously made to such Acreage Holdings member with respect to each such taxable period.

In no case will Acreage Holdings be required to make a distribution if such distribution would violate the DLLCA or any other applicable law.

The A&R LLC Agreement may be amended or modified by USCo as determined to be necessary or advisable, in the sole discretion of USCo, in connection with the adoption, implementation, modification or termination of certain equity plans by the Resulting Issuer. Subject to the right of USCo to amend the A&R LLC Agreement in connection with the adoption, implementation, modification or termination of certain equity plans by the Resulting Issuer, unless otherwise specified in the A&R LLC Agreement that a specific amendment requires the approval or action of certain persons, the A&R LLC Agreement may only be amended with the consent of USCo and Acreage Holdings members holding a majority of the outstanding Common Units.

FORM 2A - LISTING STATEMENT - 92 -

USCo shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of Acreage Holdings (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by Acreage Holdings) or the merger, consolidation, reorganization or other combination of Acreage Holdings with or into another entity.

The Acreage Holdings Members intend that Acreage Holdings be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each Acreage Holdings Member and Acreage Holdings will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Acreage Holdings will dissolve, and its affairs will be wound up, upon the occurrence of any of the following events:

•	the decision of USCo together with the holders of a majority of the then-outstanding Common Units entitled to vote to dissolve Acreage Holdings;
•	a dissolution of Acreage Holdings under the DLLCA; or
•	the entry of a decree of judicial dissolution of Acreage Holdings under the DLLCA.

Except as otherwise provided in the A&R LLC Agreement, Acreage Holdings is intended to have perpetual existence. The withdrawal of an Acreage Holdings member shall not cause a dissolution of Acreage Holdings and Acreage Holdings shall continue in existence subject to the terms and conditions of the A&R LLC Agreement.

Upon dissolution of Acreage Holdings, the procedure is as follows:

•	the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of Acreage Holdings’ assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

•	the liquidators shall cause the notice described in the DLLCA to be mailed to each known creditor of and claimant against Acreage Holdings in the manner described thereunder;

•	the liquidators shall pay, satisfy or discharge from Acreage Holdings funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of Acreage Holdings; and

•	all remaining assets of Acreage Holdings shall be distributed to the Acreage Holdings members in accordance with the terms of the A&R LLC Agreement by the end of the taxable year during which the liquidation of Acreage Holdings occurs (or, if later, by ninety (90) days after the date of the liquidation), which shall constitute a complete return to the Acreage Holdings members of their capital contributions to Acreage Holdings, a complete distribution to the Acreage Holdings members of their interest in Acreage Holdings and all of Acreage Holdings’ property. To the extent that an Acreage Holdings member returns funds to Acreage Holdings, it has no claim against any other Acreage Holdings member for those funds.

USCo may resign as the sole manager of Acreage Holdings at any time by giving written notice to the Acreage Holdings Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Acreage Holdings Members, and the acceptance of the resignation shall not be necessary to make it effective. The Acreage Holdings Members have no right under the A&R LLC Agreement to remove or replace USCo as the sole manager of Acreage Holdings. Vacancies in the position of manager occurring for any reason will be filled by USCo (or, if USCo has ceased to exist without any success or assign, then by the holders of a majority in interest of the voting capital stock of USCo immediately prior to such cessation).

FORM 2A - LISTING STATEMENT - 93 -

Under the A&R LLC Agreement, in most circumstances, Acreage Holdings will indemnify and hold harmless any person to the fullest extent permitted under the DLLCA, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits Acreage Holdings to provide broader indemnification rights than Acreage Holdings is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person (or one or more of such person’s affiliates) by reason of the fact that such person is or was an Acreage Holdings member or is or was serving at the request of Acreage Holdings as the manager, an officer, an employee or another agent of Acreage Holdings or is or was serving at the request of Acreage Holdings as a manager, member, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise; provided, however, that no such person shall be indemnified for actions against Acreage Holdings, the Manager or Managers or any other Acreage Holdings members, or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of Acreage Holdings, or, with respect to any criminal action or proceeding other than by or in the right of Acreage Holdings, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties or covenants by such person or its affiliates as provided in the A&R LLC Agreement or other agreements to which Acreage Holdings is a party.

Expenses, including attorneys’ fees, incurred by any such person in defending a proceeding, shall be paid by Acreage Holdings as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by Acreage Holdings.

Acreage Holdings will maintain directors’ and officers’ liability insurance, or make other financial arrangements, at its expense, to protect any person indemnified pursuant to the A&R LLC Agreement against certain expenses, liabilities or losses described in the A&R LLC Agreement whether or not Acreage Holdings would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the provisions of the A&R LLC Agreement. Acreage Holdings shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by USCo.

Acreage Holdings shall keep, or cause to be kept, appropriate books and records with respect to Acreage Holdings’ business, including all books and records necessary to provide any information, lists and copies of documents required to be provided to each person who was an Acreage Holdings member during each fiscal year of Acreage Holdings as is reasonably necessary for the preparation of such person’s U.S. federal and applicable state income tax returns.

All decisions to make or refrain from making any tax elections will be determined by USCo. USCo is authorized to represent Acreage Holdings, at Acreage Holdings’ expense, in connection with all examinations of Acreage Holdings’ affairs by tax authorities, including resulting administrative and judicial proceedings. Each Acreage Holdings member agrees to cooperate with USCo and to do or refrain from doing any or all things with regard to all things reasonably required by USCo to conduct such proceedings. USCo shall keep all Acreage Holdings members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Acreage Holdings members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings.

Tax Receivable Agreement

In connection with the RTO, USCo will enter into a tax receivable agreement with Acreage Holdings and the Founder, certain executive employees and profit interests holders (the “Tax Receivable Agreement”). USCo expects to obtain an increase in its share of the tax basis of the assets of Acreage Holdings when an Acreage Holdings member receives cash or Subordinate Voting Shares in connection with a redemption or exchange of such Acreage Holdings Member’s Common Units or profit interests in Acreage Holdings for Subordinate Voting Shares or cash (such basis increase, the “Basis Adjustments”).

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The Tax Receivable Agreement provides for the payment by USCo to Acreage Holdings Members of 65% of the amount of tax benefits, if any, that USCo actually realizes, or in some circumstances is deemed to realize, as a result of the redemption and exchange transactions described above, including increases in the tax basis of the assets of Acreage Holdings arising from such transactions, tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. USCo expects to benefit from 15% of tax benefits, if any, that USCo may actually realize, with the remaining 20% paid to the Tax Receivable Bonus Plan, the material terms of which are summarized below.

The actual Basis Adjustments, as well as any amounts paid to the Acreage Holdings Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•	the timing of any subsequent redemptions or exchanges - for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of USCo at the time of each redemption or exchange;

•	the price of Subordinate Voting Shares at the time of redemptions or exchanges - the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of Subordinate Voting Shares at the time of each redemption or exchange;
•	the extent to which such redemptions or exchanges are taxable - if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•	the amount and timing of USCo income - the Tax Receivable Agreement generally will require USCo to pay 65% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If USCo does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that if: (i) USCo materially breaches any of its material obligations under the Tax Receivable Agreement; (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur; or (iii) USCo elects an early termination of the Tax Receivable Agreement, then USCo’s obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that USCo would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. As a result: (i) USCo could be required to make cash payments that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement; and (ii) if USCo elects to terminate it will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits.

Acreage Holdings intends to treat such acquisition of Acreage Holdings Units as a direct purchase by Acreage Holdings of Acreage Holdings Units from an Acreage Holdings member for U.S. federal income and other applicable tax purposes, regardless of whether such Acreage Holdings Units surrendered by an Acreage Holdings member to Acreage Holdings, USCo or the Resulting Issuer upon the exercise by USCo of its election to acquire such Acreage Holdings Units directly or the exercise by USCo to assign its rights to acquire such Acreage Holdings Units directly to the Resulting Issuer. Basis Adjustments may have the effect of reducing the amounts that USCo may otherwise owe in the future to various tax authorities.

In its capacity as the sole manager of the Acreage Holdings, USCo will ensure that Acreage Holdings will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each taxable year in which a redemption or exchange of Acreage Holding Units for Subordinate Voting Shares or cash occurs.

FORM 2A - LISTING STATEMENT - 95 -

To the extent any Acreage Holdings member sells, exchanges, distributes, or otherwise transfers Acreage Holdings Units to any person, the Acreage Holdings member shall have the option to assign to the transferee of such Acreage Holdings Units its rights under the Tax Receivable Agreement with respect to such transferred Acreage Holdings Units. If an Acreage Holdings member transfers Acreage Holdings Units but does not assign to the transferee of such Acreage Holdings Units its rights under the Tax Receivable Agreement with respect to such transferred Acreage Holdings Units, such Acreage Holdings member shall continue to be entitled to receive the tax benefit payments arising in respect of a subsequent exchange of such Acreage Holding Units for Subordinate Voting Shares.

The payment obligations under the Tax Receivable Agreement are obligations of USCo and not of the Resulting Issuer or Acreage Holdings. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary. Any payments made by USCo to Acreage Holdings members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to USCo (or to the Resulting Issuer or Acreage Holding) and, to the extent that USCo is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by USCo.

Within 75 calendar days after the filing of the U.S. federal income tax return of USCo (or, if USCo becomes a member of an affiliated or consolidated group of corporations that files a consolidated U.S. federal income tax return pursuant to Section 1501 of the Code or any provision of U.S. state or local law, then such consolidated U.S. federal income tax return) for any taxable year in which there is a taxable benefit or detriment is realized, USCo shall provide to the Acreage Holdings member a schedule showing, in reasonable detail, the calculation of the realized tax benefit or detriment, as applicable, for such taxable year (the “Tax Benefit Schedule”). Within three business days following the date on which each Tax Benefit Schedule becomes final in accordance with the terms of the Tax Receivable Agreement, USCo shall pay to each relevant Acreage Holdings member the tax benefit payment as determined, as applicable. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest until such payments are made, including any late payments that USCo may subsequently make because USCo did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.

Tax Receivable Bonus Plan

In connection with the Tax Receivable Agreement, USCo established a tax receivable bonus plan (the “Tax Receivable Bonus Plan”). The principal features of the Tax Receivable Bonus Plan are summarized below.

Eligibility and Participation

Participants in the Tax Receivable Bonus Plan shall only include each individual who is classified as a member of the senior executive team of the Resulting Issuer and its affiliated entities, as identified therein (each, a “Tax Receivable Bonus Plan Participant”). A Tax Receivable Bonus Plan Participant who is terminated for cause from the Resulting Issuer or any of its affiliated entities shall be automatically precluded from any participation in the Tax Receivable Bonus Plan. Further, additional Tax Receivable Bonus Participants may not be added to the Tax Receivable Bonus Plan.

Participants must remain members of Acreage Holdings on the date on which a payment is made in order to receive a payout from the Tax Receivable Bonus Plan, unless granted an exception. Payments may be recommended to and approved in the case of death, disability, retirement, or transfer during the Tax Receivable Bonus Plan year. Any such payment, if made, shall be made on the same date as all other payments of the Tax Receivable Bonus Plan.

Bonus Pool

The “Total Bonus Pool” available for distribution each year under the Tax Receivable Bonus Plan shall be equal to 20% of the realized tax benefit for that year to USCo under that Tax Receivable Agreement.

FORM 2A - LISTING STATEMENT - 96 -

Prior to distribution, the Total Bonus Pool shall be divided between all eligible Tax Receivable Bonus Plan Participants for the relevant year. No individual Tax Receivable Bonus Plan Participant is guaranteed any payment under the Tax Receivable Bonus Plan, regardless of his classification as a Tax Receivable Bonus Plan Participant for any given year. Total payments to all Tax Receivable Bonus Plan Participants under the Tax Receivable Bonus Plan any given year shall equal the Total Bonus Pool for that year.

Distribution

Payments to Tax Receivable Bonus Plan Participants under the Tax Receivable Bonus Plan shall be made in a single lump sum as soon as reasonably possible after USCo has determined the amount of the realized tax benefit for a given year but in all cases no later than December 1st of the year in which USCo’s filing which results in the realized tax benefit is due without regard to extensions. A Tax Receivable Bonus Plan Participant must be an employee of USCo, an affiliate, or a subsidiary thereof as of the date on which the payment is actually made in order to receive a payment, subject to certain exemptions. In the event a Tax Receivable Bonus Plan Participant terminates employment after his or her bonus is determined, but prior to distribution, such payment shall be forfeited and retained by USCo or redistributed to eligible Tax Receivable Bonus Plan Participants.

Change in Control

Upon a Change of Control (as defined herein), a final distribution (the “Final Distribution”) under the Tax Receivable Bonus Plan shall be made. The Final Distribution shall be in place of, not in addition to, any other distribution for such year. The Total Bonus Pool for distribution for the year in which the Change in Control occurs shall be equal to the realized tax benefit for such year. For purposes of this paragraph, a “Change in Control” shall only occur upon: (i) a change in the ownership or effective control of USCo, or a change in the ownership of a substantial portion of the assets of USCo as described in Treasury Regulations Section 1.409A-3(i)(5) and (ii) the termination of the Tax Receivable Agreement according to its terms within the same taxable year as the event described in subparagraph (i).

Tax Withholding

USCo shall have the authority to withhold amounts necessary for payment of any taxes.

Description of Capital of Acreage Holdings

Following completion of the RTO, holders of Class B Membership Units, with respect to a portion of such Class B Membership Units, and holders of Class C Membership Units and Class C-1 Membership Units shall retain their interest in Acreage Holdings and be granted redemption and exchange rights by the Resulting Issuer to permit the future redemption or exchange of the units they hold for Subordinate Voting Shares or cash pursuant to the Acreage Support Agreement (as defined herein).

A summary of the material provisions set forth in the Acreage Support Agreement is outlined below.

Acreage Support Agreement

The Resulting Issuer, USCo and Acreage Holdings will enter into the Acreage Support Agreement, pursuant to which the Resulting Issuer will agree that, so long as any Acreage Holdings Units which are redeemable or exchangeable for Subordinate Voting Shares and not owned by USCo or USCo2 are outstanding, the Resulting Issuer shall:

•	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Resulting Issuer, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of Acreage Holdings Units by a holder thereof upon a redemption or exchange of such Acreage Holdings Units by the Resulting Issuer and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit the Resulting Issuer to cause to be delivered Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Acreage Holdings Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Acreage Holdings Units (if any); and
FORM 2A - LISTING STATEMENT - 97 -

•	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit USCo, if it elects to effect a redemption or exchange of the Acreage Holdings Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of the Acreage Holdings Units by a holder thereof.

The Acreage Support Agreement will provide that in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Subordinate Voting Shares is proposed by the Resulting Issuer or is proposed to the Resulting Issuer or its shareholders and is recommended to the Resulting Issuer Board, or is otherwise effected or to be effected with the consent or approval of the Resulting Issuer Board, and the Acreage Holdings Units are not redeemed by USCo or purchased by USCo or the Resulting Issuer pursuant to the terms of the A&R LLC Agreement, the Resulting Issuer will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Acreage Holdings Units (other than USCo or USCo2) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, the Resulting Issuer will use its reasonable efforts in good faith to ensure that holders of Acreage Holdings Units may participate in each such offer.

The Acreage Support Agreement will provide that while any Acreage Holdings Units (or other rights pursuant to which Acreage Holdings Units may be acquired upon the exercise thereof) which are redeemable or exchangeable for Subordinate Voting Shares, other than Acreage Holdings Units held by USCo or USCo2 are outstanding, the Resulting Issuer will make available such number of Subordinate Voting Shares (or other shares or securities into which Subordinate Voting Shares may be reclassified or changed) without duplication sufficient to satisfy the issuance of Subordinate Voting Shares upon redemption of all currently outstanding Acreage Holdings Units or such Acreage Holdings Units which may be issuable upon the exercise of all rights to acquire such Acreage Holdings Units, in addition to any additional Subordinate Voting Shares as may be required to enable and permit the Resulting Issuer to meet its obligations under the A&R LLC Agreement, the Tax Receivable Agreement and under any other security or commitment pursuant to which the Resulting Issuer may be required to deliver Subordinate Voting Shares to any person.

Description of Capital of USCo2

The authorized share capital of USCo2 consists of 1,000,000,000 Class A Voting Common Shares and 1,000,000,000 Class B Non-Voting Common Shares.

Holders of Class A Voting Common Shares are entitled to receive notice of, attend and vote at meetings of the securityholders of USCo2 (other than meetings at which only holders of another class or series of shares are entitled to vote separately as a class or series). Each Class A Voting Common Share entitles the holder thereof to one vote on all matters upon which holders of Class A Voting Common Shares are entitled to vote.

Class B Non-Voting Common Shares do not entitle the holders thereof to receive notice of, attend or vote at meetings of the securityholders. A holder of Class B Non-Voting Common Shares (other than Acreage Holdings) has the right to cause USCo2 to redeem its Class B Non-Voting Common Shares. If a holder of Class B Non-Voting Common Shares (other than Acreage Holdings) exercises its redemption or exchange right, USCo2 will repurchase for cancellation each such Class B Non-Voting Common Share submitted for redemption or exchange in consideration for either one Subordinate Voting Share or a cash amount equal to the cash settlement amount applicable to such Class B Non-Voting Common Shares, as determined by USCo2; provided that USCo2 may assign to Acreage Holdings its rights and obligations to effect a redemption or exchange directly with the redeeming holder.

USCo2 Support Agreement

The Resulting Issuer and USCo2 will enter into a USCo2 Support Agreement (the “USCo2 Support Agreement”), pursuant to which the Resulting Issuer will agree that, so long as any shares of USCo2 which are redeemable or exchangeable for Subordinate Voting Shares and not owned by the Resulting Issuer are outstanding, the Resulting Issuer shall:

FORM 2A - LISTING STATEMENT - 98 -

•	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Resulting Issuer, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of USCo2 shares by a holder thereof upon a redemption or exchange of such USCo2 shares by the Resulting Issuer and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit the Resulting Issuer to cause to be delivered Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of USCo2 shares in accordance with the provisions of USCo2’s Articles of Incorporation, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such USCo2 shares (if any); and

•	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit USCo2, if it elects to effect a redemption or exchange of USCo2 shares directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of USCo2 shares by a holder thereof.

The USCo2 Support Agreement will provide that in the event that a share exchange offer, issuer bid, take-over bid or similar transaction with respect to Subordinate Voting Shares is proposed by the Resulting Issuer or is proposed to the Resulting Issuer or its shareholders and is recommended to the Resulting Issuer Board, or is otherwise effected or to be effected with the consent or approval of the Resulting Issuer Board, and the USCo2 shares are not redeemed by USCo2 or purchased by USCo2 or the Resulting Issuer pursuant to the terms of the USCo2 Articles of Incorporation, the Resulting Issuer will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of USCo2 shares (other than the Resulting Issuer) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, the Resulting Issuer will use its reasonable efforts in good faith to ensure that holders of USCo2 shares may participate in each such offer.

The USCo2 Support Agreement will provide that while any USCo2 shares (or other rights pursuant to which USCo2 shares may be acquired upon the exercise thereof) which are redeemable or exchangeable for Subordinate Voting Shares, other than USCo2 shares held by the Resulting Issuer, are outstanding, the Resulting Issuer will make available such number of Subordinate Voting Shares (or other shares or securities into which Subordinate Voting Shares may be reclassified or changed) without duplication sufficient to satisfy the issuance of Subordinate Voting Shared upon redemption of all currently outstanding USCo2 shares or such USCo2 shares which may be issuable upon the exercise of all rights to acquire such shares, in addition to any additional Subordinate Voting Shares as may be required to enable and permit the Resulting Issuer to meet its obligations under any security or commitment pursuant to which the Resulting Issuer may be required to deliver Subordinate Voting Shares to any person.

10.2 - 10.6 Miscellaneous Securities Provisions

See Section 10.1 above.

FORM 2A - LISTING STATEMENT - 99 -

10.7       Prior Sales

In the 12 months preceding the date of this Listing Statement, Pubco has issued the following securities of Pubco:

Date of Issue	Security Type	Description of Consideration	Number of Securities	Price Per Security (C$)
10/5/2018	Class A Subordinate Voting Shares	Cash	750,000	$0.05
10/15/2018	Class A Subordinate Voting Shares	Cash	2,300,000	$0.06
10/15/2018	Class A Subordinate Voting Shares	Conversion of outstanding debenture in the principal amount of C$115,000	2,300,000	$0.05

In the 12 months preceding the date of this Listing Statement, Acreage Holdings has issued the following securities of Acreage Holdings:

Date of Issue	Security Type	Description of Consideration	Number of Units	Price Per Unit ($)
11/15/2017	Convertible Notes	Cash	6,473,521(1)	$4.83
12/28/2017	Profit Interests	Service Grant	3,250,000(2)	$0.47
3/15/2018	Profit Interests	Service Grant	3,838,000(2)	$0.43
5/4/2018	Class D Units	Purchase of SSBP	291,157	$6.20
5/16/2018	Class D Units	Purchase of MMRC	96,997	$6.20
5/18/2018	Class D Units	Cash	5,079	$6.20
5/25/2018	Class D Units	Purchase of WPMC	1,806,451	$6.20
5/31/2018	Class D Units	Purchase of CCC-CT	500,000	$6.20
6/20/2018	Class D Units	Purchase of Cannabliss	40,322	$6.20
6/24/2018	Class D Units	Purchase of Impire	403,266	$6.20
7/1/2018	Class D Units	Purchase of PCG	3,394,466	$6.20
7/2/2018	Class D Units	Management Contract with GL Apothecaries	671,371	$6.20
7/3/2018	Class D Units	Purchase of PATCC	2,413,568	$6.20
7/3/2018	Class D Units	Purchase of MA-RMD	161,290	$6.20
7/18/2018	Class D Units	Professional Services	14,113	$6.20
8/2/2018	Class E Units	Cash	19,352,143	$6.20
8/6/2018	Class D Units	Professional Services	241,935	$6.20
8/7/2018	Class D Units	Professional Services	13,440	$6.20
8/15/2018	Class D Units	Professional Services	45,309	$6.20
8/15/2018	Class D Units	Purchase of NYCANNA	3,479,820	$6.20
8/16/2018	Class D Units	Management Contract with GL Therapeutics	214,839	$6.20
8/31/2018	Class D Units	Professional Services	7,225	$6.20
8/31/2018	Class D Units	Purchase of WPMC	100,806	$6.20
9/13/2018	Class D Units	Purchase of PWCT	1,148,630	$6.20
9/19/2018	Class D Units	Purchase of WPMC	96,774	$6.20
9/21/2018	Class D Units	Professional Services	6,612	$6.20
9/21/2018	Class D Units	Professional Services	3,225	$6.20
9/21/2018	Class D Units	Professional Services	4,556	$6.20
9/21/2018	Class D Units	Professional Services	9,036	$6.20
9/21/2018	Class D Units	Professional Services	4,435	$6.20

FORM 2A - LISTING STATEMENT - 100 -

Date of Issue	Security Type	Description of Consideration	Number of Units	Price Per Unit ($)
9/21/2018	Class D Units	Professional Services	82,233	$6.20
9/21/2018	Class D Units	Professional Services	52,436	$6.20
9/28/2018	Class D Units	Professional Services	161,290	$6.20
9/28/2018	Class D Units	Professional Services	161,290	$6.20
9/28/2018	Class D Units	Professional Services	161,290	$6.20
9/28/2018	Class D Units	Professional Services	161,290	$6.20
10/15/2018	Class D Units	Professional Services	8,065	$6.20
10/31/2018	Class D Units	Purchase of WPMC	40,322	$6.20
10/31/2018	Class D Units	Purchase of WPMC	40,322	$6.20

Notes:

(1) Price per unit represents conversion rate for the Acreage Holdings Note.

(2) Price per unit represents grant date fair market value of profit interests awards issued for services.

10.8       Stock Exchange Price

Not applicable.

11.       ESCROWED SECURITIES

The securities of the Resulting Issuer will not be subject to escrow. Each holder of Acreage Holdings Units (including holders of Acreage Holdings Units received upon the conversion of Acreage Holdings Notes) immediately prior to the completion of the RTO and each director and officer of the Resulting Issuer, entered into lock-up agreements (each, a “Lock Up”) pursuant to which such parties have agreed, subject to customary carve-outs and exceptions, to certain restrictions on the resale of their Resulting Issuer Shares. Such Lock Up will limit the percentage of each such holder’s Resulting Issuer Shares that such holder may sell as set forth in the table immediately below.

Months Following the Closing of the RTO	Maximum Percentage of Resulting Issuer Shares Held on Closing of the RTO that May be Sold (cumulative)
0-2	Nil
2-4	5%
4-6	15%
6+	100%

For the avoidance of doubt, Subordinate Voting Shares acquired in the Finco SR Financing or in the open market by any such holder after completion of the RTO will not be subject to the Lock Up.

12.       PRINCIPAL SHAREHOLDERS

Following the completion of the RTO, to the best of the knowledge of the Resulting Issuer, except as set out below, no person will beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Resulting Issuer:

FORM 2A - LISTING STATEMENT - 101 -

Name, Jurisdiction of Residence	Number of Shares (1)(2)(3)	Class of Shares	Method of Ownership	Percentage of Class (1)(2)(3)	Percentage of Voting Rights of the Resulting Issuer Shares
Kevin Murphy (New York, United States)	168,000	Multiple Voting Shares	Record and Beneficially	100%	86.4%
	113,102(4)	Proportionate Voting Shares	Beneficial	7.8%	0.8%

Notes:

(1) The information as to shares beneficially owned or over which such person exercises control or direction has been furnished by the principal shareholder.

(2) On an issued and undiluted basis, not giving effect to the exercise of the Awards or Resulting Issuer Warrants held by such person, as applicable.

(3) Assumes redemption of all Acreage Holdings Units held by such principal holder following completion of the RTO.

(4) 16,250 of the Proportionate Voting Shares are registered in the name of Murphy Capital, LLC, an entity over which Mr. Murphy exercises direction or control, and 96,852 Proportionate Voting Shares are registered in the name of The Kevin Murphy 2018 Annuity Trust.

13.       DIRECTORS AND OFFICERS

13.1       Directors and Executive Officers

The following table sets forth the names of all proposed directors and officers of the Resulting Issuer, their municipalities of residence, their proposed positions with the Resulting Issuer, their principal occupations during the past five years, the number and percentage of Resulting Issuer Shares expected to be beneficially owned, directly or indirectly, or over which control or direction will be exercised following completion of the RTO, and, if such person was an existing director or officer of Acreage Holdings prior to the RTO, the date on which such person became a director or officer, as applicable. The Resulting Issuer’s proposed directors were elected as such at the Pubco Meeting or will be appointed by the Board following completion of the RTO and are expected to hold office until its next annual general meeting of shareholders unless they resign prior thereto or are removed by the shareholders of the Resulting Issuer. The Resulting Issuer’s directors will be elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.

Name, Municipality of Residence (1)	Proposed Position with the Resulting Issuer	Acreage Holdings Director or Officer Since	Principal Occupation for the Past Five Years	Number (2), Class and Percentage of Resulting Issuer Shares Beneficially Owned or Controlled after the RTO (3)	Number (2) and Percentage of Subordinate Voting Shares Beneficially Owned or Controlled after the RTO on a Fully Diluted Basis (6)
John Boehner (5) Marco Island, Florida	Director	N/A	Former Speaker of the U.S. House of Representatives	-	625,000 (0.54%)

William F. Weld (5) Canton, Massachusetts	Director	N/A	Former Governor of Massachusetts	-	625,000 (0.54%)

FORM 2A - LISTING STATEMENT - 102 -

Name, Municipality of Residence (1)	Proposed Position with the Resulting Issuer	Acreage Holdings Director or Officer Since	Principal Occupation for the Past Five Years	Number (2), Class and Percentage of Resulting Issuer Shares Beneficially Owned or Controlled after the RTO (3)	Number (2) and Percentage of Subordinate Voting Shares Beneficially Owned or Controlled after the RTO on a Fully Diluted Basis (6)
Kevin P. Murphy (4)(5)(8) New York, New York	Director & Chief Executive Officer	April 2014	Chief Executive Officer, Acreage Holdings	168,000 Multiple Voting Shares (100.00%) 113,102 Proportionate Voting Shares (7.80%)	21,189,988 (18.44%)

Larissa L. Herda (5) Castle Rock, Colorado	Director	N/A	Consultant	-	160,000 (0.14%)

Douglas Maine (4) Bedford Corners, New York	Lead Independent Director	N/A	Director of Ablemarle Corporation	-	160,000 (0.14%)

Brian Mulroney(5) Montreal, Quebec	Director	N/A	Senior Partner and Consultant, Norton Rose Fulbright	-	280,000 (0.24%)

William C. Van Faasen(4) Boston, Massachusetts	Director	N/A	Chair Emeritus of Blue Cross Shield of Massachusetts; Chair of the Board of Directors of Blue Cross Shield of Massachusetts	-	160,000 (0.14%)

George Allen Clinton Corners, New York	President	September 2017	President, Acreage Holdings	-	2,300,000 (2.00%)

Glen Leibowitz New York, New York	Chief Financial Officer	March 2018	Chief Financial Officer, Acreage Holdings	-	615,000 (0.54%)

Robert Daino Manlius, New York	Chief Operating Officer	August 2018	Chief Operating Officer, Acreage Holdings	-	840,000 (0.73%)

James A. Doherty Scranton, Pennsylvania	General Counsel & Secretary	October 2017	General Counsel, Acreage Holdings	-	585,900 (0.51%)

FORM 2A - LISTING STATEMENT - 103 -

Name, Municipality of Residence (1)	Proposed Position with the Resulting Issuer	Acreage Holdings Director or Officer Since	Principal Occupation for the Past Five Years	Number (2), Class and Percentage of Resulting Issuer Shares Beneficially Owned or Controlled after the RTO (3)	Number (2) and Percentage of Subordinate Voting Shares Beneficially Owned or Controlled after the RTO on a Fully Diluted Basis (6)

Harris Damashek Greenwich, Connecticut	Chief Marketing Officer	November 2017	Chief Marketing Officer, Acreage Holdings	1,209 Proportionate Voting Shares (0.08%)	488,387 (0.43%)

Notes:

(1) The information as to municipality of residence and principal occupation has been furnished by the respective proposed directors and officers of the Resulting Issuer individually.

(2) The information as to shares beneficially owned or over which a proposed directors and officers of the Resulting Issuer exercises control or direction has been furnished by the respective directors and officers individually.

(3) On an issued and undiluted basis, not giving effect to the exercise of the Awards or Resulting Issuer Warrants held by such person, as applicable.

(4) Proposed member of the Audit Committee.

(5) Proposed member of the Compensation and Corporate Governance Committee.

(6) Assumes redemption of all Acreage Holdings Units held by the directors or officers, as applicable, from time to time following completion of the RTO and exercise of all outstanding options and other convertible securities of the Resulting Issuer.

(7) Reflects gross proceeds under the Finco SR Financing of $314,153,600 and a SR Offering Price of $25.00 per Finco Subscription Receipt.

(8) 16,250 of the Proportionate Voting Shares are registered in the name of Murphy Capital, LLC, an entity over which Mr. Murphy exercises direction or control, and 96,852 Proportionate Voting Shares are registered in the name of The Kevin Murphy 2018 Annuity Trust.

Upon completion of the RTO, it is anticipated that all directors and officers of the Resulting Issuer, as a group, will beneficially own, directly or indirectly, the following shares of the Resulting Issuer: (i) nil Subordinate Voting Shares on an undiluted basis; (ii) 114,311 Proportionate Voting Shares or approximately 7.91% on an undiluted basis; and (iii) 168,000 of the Multiple Voting Shares or approximately 100% on an undiluted basis.

Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Resulting Issuer Board, be reasonably expected to interfere with such director’s exercise of independent judgment. All of the directors of the Resulting Issuer are considered independent other than Mr. Murphy, given that Mr. Murphy will be the Chief Executive of the Resulting Issuer and each of Mr. Boehner and Mr. Weld, given they have each received more than $75,000 in direct compensation from Acreage Holdings for advisory services and related matters.

The following are brief biographies of the Resulting Issuer’s proposed executive officers and directors:

John A. Boehner, Proposed Director (age 68): John A. Boehner is a former Speaker of the U.S. House of Representatives. Mr. Boehner served in the U.S. House of Representatives from 1991 to October 2015 and served as Speaker of the U.S. House of Representatives from January 2011 to October 2015. Prior to entering public service, Speaker Boehner spent years running a small business representing manufacturers in the packaging and plastics industry. He championed a number of major reform projects as a Member of Congress. During his nearly five years as Speaker, Mr. Boehner developed a reputation for bringing Republicans and Democrats together in support of major policy initiatives.

William F. Weld, Proposed Director (age 73): William F. Weld served as Governor of Massachusetts from January 1991 to July 1997. Mr. Weld was the Vice Presidential nominee for the Libertarian Party during the 2016 U.S. Presidential campaign. Prior to serving as governor of Massachusetts, Mr. Weld served as the U.S. Attorney for Massachusetts from 1981 until 1986, when he was appointed by President Reagan to lead the Criminal Division of the Department of Justice in Washington, D.C., where he served until 1988. Prior to his service as a U.S. Attorney, Mr. Weld served as a staff member of the U.S. House of Representatives (during which time he participated in the Nixon impeachment proceedings) and the U.S. Senate. Governor Weld is a member of the Council on Foreign Relations in New York and served by appointment of the President on the U.S. Holocaust Memorial Council. He serves as an associate member of the InterAction Council, a working society of former heads of state from throughout the world, which reports on issues of global concern such as energy, food, water, nuclear proliferation, and religious sectarianism.

FORM 2A - LISTING STATEMENT - 104 -

Kevin P. Murphy, Proposed Director and Chief Executive Officer (age 56): Kevin P. Murphy is currently a Managing Member of High Street Capital Partners Management, the Managing Member of Acreage Holdings, and Chief Executive Officer of Acreage Holdings. Prior to his role at Acreage Holdings, Mr. Murphy was most recently a Founding Member and Managing Partner of Tandem Global Partners, a boutique investment firm focused on the emerging markets. Previously Mr. Murphy was Managing Partner at Stanfield Capital Partners, where he served as a member of the Operating and Management team that oversaw all aspects of Stanfield’s business, including risk management, sales and distribution, client services, legal, compliance and operations. Mr. Murphy also previously worked at Gleacher NatWest (Partner and Dir. of Marketing), Schroders (Sr. VP of Sales), Lazard Freres (VP) and Cantor Fitzgerald (VP). Mr. Murphy graduated with a B.A. from Holy Cross College.

Larissa L. Herda, Proposed Director (age 60): Larissa L. Herda served as the Chairman of TW Telecom Inc. (formerly, Time Warner Telecom Inc.) from June 2001 to November 2014 and as its Chief Executive Officer from June 1998 to November 2014. Prior to her appointment as Chief Executive Officer, Ms. Herda served as Senior Vice President of Sales and Marketing at TW Telecom Inc. from March 1997. Ms. Herda served as a member of the President’s National Security Telecommunications Advisory Committee, and chair of the Federal Communications Commission’s Communications, Security, Reliability and Interoperability Council. Ms. Herda was also Chairman of the Denver Branch of the Federal Reserve of Kansas City and served as a member of the Colorado Innovation Network advisory board, appointed by Colorado Gov. John Hickenlooper, and as a Member of the Advisory Board at University of Colorado Leeds School of Business. Ms. Herda is a graduate of the University of Colorado.

The Right Honorable Brian Mulroney, Proposed Director (age 79): Brian Mulroney is a senior partner and international business consultant for Norton Rose Fulbright. Prior to joining Norton Rose Fulbright, Mr. Mulroney was the eighteenth Prime Minister of Canada from 1984 to 1993 and leader of the Progressive Conservative Party of Canada from 1983 to 1993. He served as the Executive Vice President of the Iron Ore Company of Canada and President beginning in 1977. Prior to that, Mr. Mulroney served on the Cliché Commission of Inquiry in 1974. Mr. Mulroney is the Chairman of Quebecor Inc. and serves as a director of the Blackstone Group L.P. and Wyndham Worldwide Corporation. Mr. Mulroney also serves as chairman of the International Advisory Board of Barrick Gold Corporation and is a member of the advisory group of Lion Capital LLP.

Douglas L. Maine, Proposed Director (age 70). Douglas L. Maine joined International Business Machines Corporation (“IBM”) in 1998 as Chief Financial Officer following a 20-year career with MCI (now part of Verizon) where he was Chief Financial Officer from 1992-1998. He was named General Manager of ibm.com in 2000 and General Manager, Consumer Products Industry in 2003 and retired from IBM in 2005. Mr. Maine currently serves as a director of Albemarle Corporation and previously served as a director of the following public companies: Orbital-ATK, Inc. from 2006-2017, BroadSoft, Inc. from 2006-2017 and Rockwood Holdings, Inc. from 2005-2015.

William C. Van Faasen, Proposed Director (age 70): William C. Van Faasen served as Chairman of Blue Cross Blue Shield of Massachusetts from 2002 to 2007, interim President and Chief Executive Officer from March 2010 to September 2010 and Chair of the Board of Directors from September 2010 to March 2014 when he was named, and currently serves as, Chair Emeritus. Mr. Van Faasen joined Blue Cross in 1990 as Executive Vice President and Chief Operating Officer and served as President from 1992 to 2004 and Chief Executive Officer from 1992 to 2005. Mr. Van Faasen has served in operational, marketing, and health care capacities for over 20 years and has been engaged in numerous civic and community activities, including Chair of the Initiative for a New Economy, Chair of Greater Boston Chamber of Commerce and Chair of United Way Massachusetts Bay. Mr. Van Faasen currently serves as a board member of Eversource Energy and the lead director of Liberty Mutual Group. Previously, Mr. Van Faasen served on the boards of Boston Private Industry Council, the Boston Minuteman Council, Boy Scouts of America, the BCBSMA Foundation, BankBoston, Citizens Bank of Massachusetts, IMS Health, PolyMedica Corporation and Tier Technologies.

FORM 2A - LISTING STATEMENT - 105 -

George M. Allen, Proposed President (age 43): George Allen is currently the President of Acreage Holdings and previously served as Acreage Holdings’ Chief Financial Officer. Mr. Allen was previously Chief Investment Officer of Cambridge Information Group (“CIG”), a large, multi-strategy, New York-based family office where he managed a portfolio of private and public direct investments as well as a collection of indirect investments. Prior to CIG, Mr. Allen spent nine years at Warburg Pincus where he managed investments in the communication, media and technology sectors. Before that, Mr. Allen was an associate at Goldman Sachs in New York and Hong Kong, where he invested capital in distressed securities. Mr. Allen has a B.S. in Mechanical Engineering from Yale University.

Glen S. Leibowitz, Proposed Chief Financial Officer (age 48): Glen Leibowitz joined Acreage Holdings in 2018 as its Chief Financial Officer. Prior to joining Acreage Holdings, Mr. Leibowitz spent nine years at Apollo Global Management, LLC, where he held various key roles within the finance organization, including the accounting lead in taking the organization public in 2011. Prior to Apollo, Mr. Leibowitz spent almost ten years at PricewaterhouseCoopers focused on multiple complex foreign registrant financial statements and client IPO documents across sectors including: alternative asset managers, Internet/software, telecommunications, pharmaceutical, and mining. Mr. Leibowitz serves on the board of directors and is the audit committee chair for PowerPlay NYC, a not-for-profit organization dedicated to inspiring and educating girls through one-of-a kind sports and academic enrichment programs. Mr. Leibowitz has a B.S. in Accounting from Queens College.

Robert J. Daino, Proposed Chief Operating Officer (age 54): Robert Daino is currently the Chief Operating Officer of Acreage Holdings. Prior to joining Acreage Holdings, Mr. Daino was President and Chief Executive Officer of WCNY Public Media, a New York area public media company with five broadcast television stations and three digital radio stations. Before that, Mr. Daino was President and Chief Executive Officer of Promergent, a management software and services provider to utilities and governmental entities. From 1982 to 1995, Mr. Daino served in various roles at General Electric, including software engineer, project manager and also in a management role.

James A. Doherty, Proposed General Counsel & Secretary (age 39): James A. Doherty, III is currently the General Counsel of Acreage Holdings. Prior to joining Acreage Holdings, Mr. Doherty was an attorney at Scanlon, Howley & Doherty, P.C. While at Scalon, Howley & Doherty, Mr. Doherty represented a variety of clients in the highly regulated gaming and casino industry before both courts of competent jurisdiction along with regulatory agencies. In addition, his practice also had an emphasis in professional liability cases, specifically corporate defense, medical malpractice, general liability, products liability, civil rights, and employment and labor disputes. Mr. Doherty also acted as special counsel to a number of public entities and municipal entities. Mr. Doherty maintained an active appellate practice having successfully argued cases before the Superior Court, Commonwealth Court and Supreme Court of Pennsylvania. Mr. Doherty served as a law clerk for the Honorable Thomas I. Vanaskie, United States Court of Appeals for the Third Circuit. Mr. Doherty also served as special counsel to the Executive Director of the Pennsylvania Gaming Control Board. Mr. Doherty graduated from the Holy Cross College with B.A. in History and received his J.D. from Georgetown University.

Harris Damashek, Proposed Chief Marketing Officer (age 43): Harris Damashek is currently the Chief Marketing Officer of Acreage Holdings with 20 years marketing experience. Mr. Damashek joined Acreage Holdings from Anheuser-Busch InBev’s Disruptive Growth Group, where he launched several global e-commerce pilots and stewarded marketing and brand efforts for the team’s 20+ global craft beer acquisitions. Previously, Mr. Damashek founded and managed his own design agency, Damashek Consulting, for almost 15 years, working with spirits, fashion, CPG, automotive, tech and luxury clients. He also founded Underground Eats - a ground-breaking experiential dining start-up working with some of the top culinary talents and brands in the country.

Each of Messrs. Daino, Allen, Leibowitz and Doherty have entered into non-disclosure agreements with Acreage Holdings and each of Messrs. Daino, Allen and Leibowitz have entered into non-competition agreements with Acreage Holdings. Other than as stated above, no proposed director or officer of the Resulting Issuer has entered into a non-competition or non-disclosure agreement with Acreage Holdings or the Resulting Issuer.

FORM 2A - LISTING STATEMENT - 106 -

13.2       Board Committees

Pubco Board Committee

Pubco currently has an audit committee (the “Pubco Audit Committee”). The Pubco Audit Committee assists the Pubco Board in its oversight of: (i) the integrity of the financial reporting of Pubco; (ii) the independence and performance of Pubco’s external auditors; and (iii) Pubco’s compliance with legal and regulatory requirements.

Prior to completion of the Reorganization, the members of the Pubco Audit Committee were Messrs. Nachman (Chairman), Hariton and Polisuk. Messrs. Hariton and Polisuk being “independent” within the meaning of NI 51-102. Members of the Pubco Audit Committee did not receive compensation for sitting on the committee or attending meetings of the committee.

The audit committee reviews the financial reports and other financial information provided by Pubco to regulatory authorities and its shareholder and reviews Pubco’s system of internal controls regarding finance and accounting including auditing, accounting and financial reporting processes.

Resulting Issuer Board Committees

Upon closing of the RTO, the Resulting Issuer is expected to establish board committees, including an audit committee (the “Audit Committee”), a compensation and corporate governance committee (the “Compensation and Corporate Governance Committee”) and such other committees as determined to be appropriate by the Resulting Issuer Board.

Audit Committee

The Audit Committee will be comprised of William Van Faasen (Chair), Douglas Maine and Kevin P. Murphy. Each of the proposed members of the Audit Committee, other than Mr. Murphy, meets the independence requirements pursuant to NI 52-110 and each is financially literate within the meaning of NI 52-110. For a description of the education and experience of each member of the Audit Committee, see “Directors and Executive Officers”.

The Resulting Issuer Board will adopt a written charter setting forth the responsibilities, powers and operations of the Audit Committee consistent with NI 52-110. The principal duties and responsibilities of the Resulting Issuer’s Audit Committee will be to assist the Resulting Issuer Board in discharging the oversight of:

•	the integrity of the Resulting Issuer’s consolidated financial statements and accounting and financial processes and the audits of our consolidated financial statements;
•	the Resulting Issuer’s compliance with legal and regulatory requirements;
•	the Resulting Issuer’s external auditors’ qualifications and independence;
•	the work and performance of the Resulting Issuer’s financial management and its external auditors; and
•	the Resulting Issuer’s system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and the Resulting Issuer Board.

It is anticipated that the Audit Committee will have access to all books, records, facilities and personnel and may request any information about the Resulting Issuer as it may deem appropriate. It will also have the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. The Audit Committee is also expected to review and approve all related-party transactions and prepare reports for the Resulting Issuer Board on such related-party transactions as well as be responsible for the pre-approval of all non-audit services to be provided by our auditors.

FORM 2A - LISTING STATEMENT - 107 -

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee will be comprised of Larissa L. Herda (Chair), John Boehner, Brian Mulroney, Kevin P. Murphy and Bill Weld. Larissa L. Herda and Brian Mulroney are independent for purposes of NI 58-101.

The Resulting Issuer Board will adopt a written charter setting forth the responsibilities, powers and operations of the Compensation and Corporate Governance Committee. The principal duties and responsibilities of the Compensation and Corporate Governance Committee will be to assist the Resulting Issuer Board in discharging its oversight of:

•	executive compensation;
•	management development and succession;
•	director compensation;
•	executive compensation disclosure.
•	the Resulting Issuer’s overall approach to corporate governance;
•	the size, composition and structure of the Resulting Issuer Board and its committees;
•	orientation and continuing education for directors;
•	related party transactions and other matters involving conflicts of interest; and
•	any additional matters delegated to the Compensation and Corporate Governance Committee by the Resulting Issuer Board.

13.3       Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director, officer, promoter or shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, is, or within 10 years before the date of the Listing Statement has been, a director or officer of any other Resulting Issuer that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other Resulting Issuer access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days, state the fact and describe the basis on which the order was made and whether the order is still in effect;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, state the fact and describe the basis on which the order was made and whether the order is still in effect;

(c)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(d)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact.

FORM 2A - LISTING STATEMENT - 108 -

13.4       Penalties or Sanctions

Except as described below, to the knowledge of the Resulting Issuer, no proposed director, officer, or promoter of the Resulting Issuer or any shareholder anticipated to hold a sufficient amount of securities of the Resulting Issuer to materially affect control of the Resulting Issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely considered important to a reasonable investor in making an investment decision.

On January 11, 2016, Mr. Murphy entered into an agreement to settle a matter in connection with a routine FINRA examination of a broker-dealer firm formerly owned, in part, by Mr. Murphy. FINRA alleged that Mr. Murphy failed to inform the firm’s compliance officer or receive pre-approval for the sale of his securities. Mr. Murphy agreed, without admitting or denying the findings and without adjudication of any issue of law or fact, to a 12 month suspension from acting as a broker and a contingent fine payable upon Mr. Murphy’s re-registration, notwithstanding that Mr. Murphy resigned his position with the broker dealer in January 2014. Mr. Murphy does not intend to re-register as broker now or in the future.

13.5       Personal Bankruptcies

No proposed director, officer or promoter of the Resulting Issuer, or a shareholder anticipated to hold a sufficient amount of securities of the Resulting Issuer to materially affect the control of the Resulting Issuer, or a personal holding company of any such persons, has, within the 10 years preceding the date of this Listing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

13.6       Conflicts of Interest

To the best knowledge of Pubco and Acreage Holdings, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between Pubco or Acreage Holdings, or a subsidiary of Pubco or Acreage Holdings and a director, officer or promoter of Pubco or Acreage Holdings or a proposed director, officer or promoter of the Resulting Issuer except that certain of the directors, officers and promoters of Pubco and Acreage Holdings and certain of the proposed directors, officers or promoters of the Resulting Issuer serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of any of Pubco, Acreage Holdings and/or the Resulting Issuer, as applicable, and their duties as a director, officer and promoter of such other companies. See “Risk Factors”.

The directors, officers and promoters of Pubco and Acreage Holdings and the proposed directors, officers and promoters of the Resulting Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and each of Pubco, Acreage Holdings and the Resulting Issuer will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law and they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

14.       CAPITALIZATION

Each of the tables in this Section 14 pertain to the Resulting Issuer Shares only.

As at the date of this Listing Statement, the Resulting Issuer has the following issued and outstanding securities according to the below table.

FORM 2A - LISTING STATEMENT - 109 -

14.1       Issued Capital

The following table sets out the number of the Subordinate Voting Shares available in the Resulting Issuer’s Public Float and Freely-Tradeable Float on a diluted and non-diluted basis:

	Number of Subordinate Voting Shares (non-diluted)	Number of Subordinate Voting Shares (fully-diluted)	% of Issued (non-diluted)	% of Issued (fully-diluted)
Public Float
Total outstanding (A)	21,443,042	114,912,956	100%	100%
Held by Related Persons or employees of the Resulting Issuer or Related Person of the Resulting Issuer, or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Resulting Issuer (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer upon exercise or conversion of other securities held) (B)	4,316,935	4,316,935	20.1%	3.8%
Total Public Float (A-B)	17,126,107	110,596,021	79.9%	96.2%
Freely-Tradeable Float
Number of outstanding securities subject to resale restrictions, including restrictions imposed by pooling or other arrangements or in a shareholder agreement and securities held by control block holders (C)	8,827,230	8,827,230	41.2%	7.7%
Total Tradeable Float (A-C)	12,615,812	106,085,726	58.8%	92.3%

FORM 2A - LISTING STATEMENT - 110 -

Public Securityholders (Registered)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	28	489
100 - 499 securities	12	4,277
500 - 999 securities	14	9,889
1,000 - 1,999 securities	32	37,243
2,000 - 2,999 securities	59	120,675
3,000 - 3,999 securities	9	28,740
4,000 - 4,999 securities	44	179,543
5,000 or more securities	233	16,745,251
	431	17,126,107

Public Securityholders (Beneficial)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	28	489
100 - 499 securities	17	5,877
500 - 999 securities	23	16,309
1,000 - 1,999 securities	294	319,063
2,000 - 2,999 securities	14	288,745
3,000 - 3,999 securities	46	142,463
4,000 - 4,999 securities	104	419,793
5,000 or more securities	413	15,933,368
Total	853	17,126,107

Non-Public Securityholders (Registered)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	-	-
100 - 499 securities	-	-
500 - 999 securities	-	-
1,000 - 1,999 securities	-	-
2,000 - 2,999 securities	-	-
3,000 - 3,999 securities	-	-
4,000 - 4,999 securities	-	-
5,000 or more securities	3	4,316,935
Total	3	4,316,935

FORM 2A - LISTING STATEMENT - 111 -

14.2       Convertible Securities

Following completion of the RTO, the Resulting Issuer will have the following convertible securities outstanding:

Description of Security	Number of convertible/exchangeable securities outstanding	Number of Subordinate Voting Shares issuable upon conversion or exercise
Resulting Issuer Warrants (Subordinate Voting Shares)	1,877,607	1,877,607
Resulting Issuer Warrants (Proportionate Voting Shares)	5,575	223,000
Compensation Options - Agents(1)	157,512	157,512
Options(2)	4,254,500	4,254,500
Multiple Voting Shares	168,000	168,000
Proportionate Voting Shares	1,445,879	57,835,480

(1) Reflects gross proceeds under the Finco SR Financing of $314,153,600 at a SR Offering Price of $25.00 per Finco Subscription Receipt. Pursuant to the Finco SR Financing, Finco issued the Agents an aggregate of 157,512 compensation options.

(2) Assumes issuance of 4,254,500 Options to certain officers, directors and employees immediately following completion of the RTO, which remains subject to confirmation of the Board and the Compensation and Corporate Governance Committee.

14.3       Other Securities Reserved for Issuance

The Resulting Issuer has the following Subordinate Voting Shares reserved for issuance upon the redemption or exchange, as applicable, of certain Acreage Holdings Units, profit interests and Class B Non-Voting Common Shares of USCo2 following completion of the RTO:

Description of Security	Number of convertible/exchangeable securities outstanding	Number of Subordinate Voting Shares issuable upon conversion or exercise
Class B Membership Units	15,957,908	15,957,908
Class C Membership Units	5,059,719	5,059,719
Profit interests	5,875,000	5,875,000
Class B Non-Voting Common Shares of USCo2	1,918,285	1,918,285

15.       EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this section, the “Named Executive Officers” or “NEOs” are the Chief Executive Officer and Chief Financial Officer of the Resulting Issuer and the anticipated three most highly compensated executive officers of the Resulting Issuer (other than the Chief Executive Officer and Chief Financial Officer), being George Allen (President), James Doherty (General Counsel & Secretary) and Robert Daino (Chief Operating Officer). The biographies of each Named Executive Officer are set out under Section 13 above.

Determination of Compensation

Following the completion of the RTO, it is anticipated that the Resulting Issuer Board will establish the Compensation and Corporate Governance Committee to assist the Resulting Issuer Board in fulfilling its governance and supervisory responsibilities. The Resulting Issuer Board is expected to adopt a written charter for the Compensation and Corporate Governance Committee that will establish, among other things, the Compensation and Corporate Governance Committee’s purpose and its responsibilities with respect to executive compensation. The charter of the Compensation and Corporate Governance Committee will provide that, among other things, the Compensation and Corporate Governance Committee will be responsible for assisting the Resulting Issuer Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

FORM 2A - LISTING STATEMENT - 112 -

It is anticipated that the independent directors of the Resulting Issuer will review and make recommendations to the Compensation and Corporate Governance Committee each year with respect to the executive compensation arrangements and employment agreements for the Named Executive Officers. For other non-executive employees, the decisions regarding compensation arrangements and employment agreements will be made by the Resulting Issuer Board. Furthermore, the New Omnibus Equity Incentive Plan will be administered by, and the award of any share-based compensation awards will be recommended by the Compensation and Corporate Governance Committee and be approved by the Resulting Issuer Board.

The Resulting Issuer Board will consider industry standards and the financial situation of the Resulting Issuer when determining executive compensation. The Resulting Issuer Board will set the compensation level of the Named Executive Officers in order to retain individuals of a high caliber and motivate their performance to achieve the Resulting Issuer’s strategic objectives. The compensation package of the Named Executive Officers will consist of short and long-term cash and equity incentives based on the achievement of the Resulting Issuer’s goals.

Benchmarking

The executive team retained Exude, Inc. to conduct a benchmarking analysis pursuant to which they defined, valued and analyzed market data to establish a benchmark for the purposes of setting the future compensation of the Named Executive Officers.

Compensation of Executives

The compensation of the Named Executive Officers will include three major elements: (a) base salaries; (b) equity-based compensation; and (c) cash bonuses.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Resulting Issuer’s success, the position and responsibilities of the NEOs and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Equity-Based Compensation

In connection with the RTO, Pubco Shareholders approved the New Omnibus Equity Plan at the Pubco Meeting. For further details in respect of the New Omnibus Equity Plan, please see “Options to Purchase Securities”.

In connection with the completion of the RTO, Mr. Doherty will receive 15,900 Stock Awards in compensation for past services.

Cash Bonuses

Annual bonuses will be awarded based on qualitative and quantitative performance standards and will reward performance of each NEO individually. The determination of an NEO’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry and may be based on measures such as stock price performance, the meeting of financial targets against budget (such as adjusted funds from operations), the meeting of acquisition objectives and balance sheet performance.

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Pension and Other Benefit Plans

The Resulting Issuer does not intend to implement a pension plan, defined benefit plan, defined contribution plan or deferred compensation plan that provides for payments or benefits to Named Executive Officers at, following, or in connection with retirement.

Summary of Executive Compensation

The following table sets forth the anticipated compensation to be paid or awarded to the Named Executive Officers of the Resulting Issuer:

Table of Compensation
Name & position	Year	Salary ($)	Bonus ($)(1)	Equity-based compensation	Committee or meeting fees ($)	All other compensation ($)	Total compensation ($)
Kevin Murphy CEO and Director	2018	375,000	Nil	Nil	N/A	Nil	375,000
Glen Leibowitz CFO and Director	2018	300,000	Nil	Nil	N/A	Nil	300,000
George Allen President	2018	350,000	Nil	Nil	N/A	Nil	350,000
James Doherty General Counsel & Secretary	2018	300,000	Nil	Nil	N/A	Nil	300,000
Robert Daino Chief Operations Officer	2018	350,000	Nil	Nil	N/A	Nil	350,000

Notes:

(1) The total amount of all bonuses to be paid or payable in or with respect to fiscal 2018 has yet to be determined.

(2) In connection with the RTO, the Board will grant 540,000 RSUs to Mr. Murphy, 240,000 Options to Mr. Leibowitz, 300,000 Options to Mr. Allen, 80,000 RSUs, 240,000 Options and 15,900 Stock Awards to Mr. Doherty and 600,000 RSUs and 240,000 Options to Mr. Daino. Any additional Options, RSUs, Stock Awards or share-based compensation to be granted to the NEOs in respect of fiscal 2018 has yet to be determined by the Compensation and Corporate Governance Committee and the Board.

Employment, Termination and Change of Control Benefit

As at the date hereof, neither Acreage Holdings nor the Resulting Issuer is party to any employment agreement with a NEO pursuant to which such NEO would be entitled to a termination or change of control benefit.

Employee Bonuses

Certain employees of Acreage Holdings are entitled to payments of $409,600 in the aggregate upon the closing of the RTO.

Summary Compensation for Directors

It is anticipated that the Resulting Issuer will pay compensation to its directors in the form of annual fees for attending meetings of the Resulting Issuer Board. Directors may receive additional compensation for acting as chairs of committees of the Resulting Issuer Board. Directors will also be entitled to receive stock options and other applicable awards and will be reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Resulting Issuer Board, committees of the Resulting Issuer Board or meetings of the shareholders of the Resulting Issuer. It is also anticipated that the Resulting Issuer will obtain customary insurance for the benefit of its directors and enter into indemnification agreements with its directors pursuant to which the Resulting Issuer will agree to indemnify its directors to the extent permitted by applicable law.

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Equity Compensation

On February 22, 2018, Acreage Holdings granted 625,000 Class C-1 Membership Units to each of Mr. Boehner and Mr. Weld, vesting 50% each year. Acreage Holdings may, in its sole discretion, accelerate the vesting of such Class C-1 Membership Units. In connection with the closing of the RTO, the Board intends to grant 160,000 Options and 40,000 RSUs to Mr. Maine, 280,000 Options and 210,000 RSUs to Mr. Mulroney, 160,000 Options and 40,000 RSUs to Mr. Van Faasen and 160,000 Options and 40,000 RSUs to Ms. Herda, on the terms set out in the New Omnibus Equity Plan, with one-third of these RSUs and Options vesting on the date that is one year following the closing date of the RTO and one third of the remaining RSUs and Options, as applicable, vesting on each of the annual anniversary dates following the closing date of the RTO.

16.       INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Upon completion of the RTO, no proposed director, executive officer or senior officer of the Resulting Issuer, or any associates of such persons, will be indebted to the Resulting Issuer and neither will any indebtedness of such persons to another entity be the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Resulting Issuer.

17.       RISK FACTORS

An investment in the Resulting Issuer Shares involves risks, certain of which are described in the risk factors set forth below. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment of the Resulting Issuer and the financial condition or operating results of the Resulting Issuer. Additional risks and uncertainties not presently known to the Resulting Issuer or that the Resulting Issuer currently deems immaterial may also impair the Resulting Issuer’s business operations. The Resulting Issuer will face numerous challenges in the development of its business. Due to the nature of the Resulting Issuer and its business and present stage of the business, readers should carefully consider all such risks, including those set out in the discussion below.

Risks Specifically Related to the United States Regulatory System

The Resulting Issuer’s business activities, while believed to be compliant with applicable state and local U.S. law, are illegal under U.S. federal law

Cannabis is illegal under U.S. federal law. In those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the CSA. The CSA classifies cannabis as a Schedule I controlled substance, and as such, legal medical and recreational cannabis use is not permitted under U.S. federal law. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law, and the Subsidiaries or other entities in which Acreage Holdings may have an interest from time to time may be deemed to be producing, cultivating or dispensing cannabis and drug paraphernalia in violation of federal law or Acreage Holdings and/or the Resulting Issuer may be deemed to be facilitating the selling or distribution of cannabis and drug paraphernalia in violation of federal law with respect to Acreage Holding’s and/or the Resulting Issuer’s investment in the Subsidiaries. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, strict enforcement of federal law regarding cannabis would harm the Resulting Issuer’s business, prospects, results of operation, and financial condition.

The activities of the Subsidiaries are, and will continue to be, subject to evolving regulation by governmental authorities. The Subsidiaries are directly or indirectly engaged in the medical and recreational cannabis industry in the U.S. where local state law permits such activities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among North American jurisdictions, as well as between states in the U.S. Due to the current regulatory environment in the U.S., new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

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There are 30 states of the U.S., in addition to Washington D.C., Puerto Rico, the U.S. Virgin Islands and Guam, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. In addition, as of the date of this Listing Statement, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Vermont, Washington and Washington D.C. have legalized cannabis for recreational use.

The funding by Acreage Holdings and the Resulting Issuer of the activities of the Subsidiaries involved in the medical and recreational cannabis industry through equity investments, loans or other forms of investment, may be illegal under the applicable federal laws of the U.S. and other applicable laws. There can be no assurances that the federal government of the U.S. or other jurisdictions will not seek to enforce the applicable laws against the Resulting Issuer or Acreage Holdings. The consequences of such enforcement would be materially adverse to the Resulting Issuer and the Resulting Issuer’s business, including its reputation, profitability, the listing on the CSE and market price of its publicly traded shares, and could result in the forfeiture or seizure of all or substantially all of the Resulting Issuer’s assets.

The prior U.S. administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum which Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013 that outlined certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum held that enforcing federal cannabis laws and regulations in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations was not a priority for the DOJ. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued the Sessions Memorandum, which rescinded the Cole Memorandum effective upon its issuance. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future. Jeff Sessions resigned as U.S. Attorney General on November 7, 2018. As of his resignation, Matthew Whitaker is the acting U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.

The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations presents major risks for the business and operations of the Resulting Issuer, Acreage Holdings and the Subsidiaries.

Nature of the Business Model

Since the cultivation, processing, production, distribution, and sale of cannabis for any purpose, medical, adult use (i.e., recreational), or otherwise, remain illegal under federal law, it is possible that any of the Resulting Issuer, Acreage Holdings or the Subsidiaries may be forced to cease activities. The United States federal government, though, among others, the DOJ, its sub agency the Drug Enforcement Agency (“DEA”), and the IRS, have the right to actively investigate, audit and shut-down cannabis growing facilities, processors and retailers. The U.S. federal government may also attempt to seize the property of the Resulting Issuer, Acreage Holdings or any Subsidiary. Any action taken by the DOJ, the DEA and/or the IRS to interfere with, seize, or shut down the operations of the Resulting Issuer, Acreage Holdings or any Subsidiary will have an adverse effect on their businesses, operating results and financial condition.

U.S. State Regulatory Uncertainty

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Resulting Issuer’s business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect the Resulting Issuer and Acreage Holdings, their business and their assets or investments.

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U.S. states where medical and/or recreational cannabis is legal have or are considering special taxes or fees in the cannabis industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon the businesses, results of operations and financial condition of the Resulting Issuer, Acreage Holdings and the Subsidiaries.

The Resulting Issuer, Acreage Holdings and the Subsidiaries are Subject to Applicable Anti-Money Laundering Laws and Regulations

The Resulting Issuer, Acreage Holdings and the Subsidiaries are subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

The Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank cannabis businesses in compliance with federal enforcement priorities (the “FinCEN Memorandum”). The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance included in the Cole Memorandum.

The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself.

Although the FinCEN Memorandum remains intact, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ’s enforcement priorities could change for any number of reasons. A change in the DOJ’s priorities could result in the DOJ’s prosecuting banks and financial institutions for crimes that were not previously prosecuted.

If any of the operations of Acreage Holdings or any of the Subsidiaries, or any proceeds thereof, any dividend distributions or any profits or revenues derived from these operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime under one or more of the statutes noted above. This may restrict the ability of the Resulting Issuer, Acreage Holdings or any of the Subsidiaries to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Lack of Access to U.S. Bankruptcy Protections; Other Bankruptcy Risks

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Resulting Issuer, Acreage Holdings or any of the Subsidiaries were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which would have a material adverse effect.

Additionally, there is no guarantee that the Resulting Issuer will be able to effectively enforce any interests it may have in Acreage Holdings or its underlying Subsidiaries. A bankruptcy or other similar event related to an investment of the Resulting Issuer that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Resulting Issuer. Further, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities or equity owed to Acreage Holdings. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Resulting Issuer.

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Heightened Scrutiny by Canadian Authorities

For the reasons set forth above, the business, operations and investments of the Resulting Issuer, Acreage Holdings and the Subsidiaries in the U.S., and any future businesses, operations and investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Resulting Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to invest or hold interests in other entities in the U.S. or any other jurisdiction, in addition to those described herein.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. On February 8, 2018, following discussions with the Canadian Security Administrators and recognized Canadian securities exchanges, the TMX Group, who is the owner and operator of CDS, announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE and the Toronto Stock Exchange confirming that it relies on such exchanges to review the conduct of listed issuers. The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the U.S.

Even though the MOU indicated that there are no plans of banning the settlement of securities through CDS, there can be no guarantee that the settlement of securities will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid as until an alternative was implemented, and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

Constraints on Marketing Products

The development of the Resulting Issuer’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Resulting Issuer’s ability to compete for market share in a manner similar to other industries. If the Resulting Issuer is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Resulting Issuer’s sales and operating results could be adversely affected.

European Anti-Money Laundering Laws and Regulation

European laws, regulations and their enforcement, particularly those pertaining to anti-money laundering, relating to making and/or holding investments in cannabis-related practices or activities are in flux and vary dramatically from jurisdiction to jurisdiction across Europe (including without limitation, the United Kingdom). The enforcement of these laws and regulations and their effect on shareholders are uncertain and involve considerable risk. In the event that any of the Resulting Issuer’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations are found to be in violation of such laws or regulation, such transactions (including holding of shares in the Resulting Issuer) could expose any shareholder(s) in that jurisdiction to potential prosecution and/or criminal and civil sanction.

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Tax Risks Related to Controlled Substances

Section 280E of the Code (“Section 280E”) prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. For more detailed information, please see “Other Material Facts - Certain United States Federal Income Tax Considerations”.

Foreign Private Issuer Status

The RTO was structured so that the Resulting Issuer would be a Foreign Private Issuer as defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act, following the closing of the RTO. The term ‘‘Foreign Private Issuer’’ is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

(b)	any one of the following:

i.	the majority of the executive officers or directors are United States citizens or residents, or

ii.	more than 50 percent of the assets of the issuer are located in the United States, or

iii.	the business of the issuer is administered principally in the United States.

A ‘‘holder of record’’ is defined by Rule 12g5-1 under the Exchange Act. Generally speaking, the holder identifies on the record of security holders is considered as the record holder.

In December 2016, the U.S. Securities and Exchange Commission (the “SEC”) issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Proportionate Voting Share and each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding Subordinate Voting Shares is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold and the Resulting Issuer is expected to be a ‘‘Foreign Private Issuer’’ upon completion of the RTO Transactions.

Should the SEC’s guidance and interpretation change, it is likely the Resulting Issuer will lose its Foreign Private Issuer status.

Loss of Foreign Private Issuer Status

The Resulting Issuer is expected to be a Foreign Private Issuer. If, as of the last business day of the Resulting Issuer’s second fiscal quarter for any year, more than 50% of the Resulting Issuer’s outstanding voting securities (as determined under Rule 405 of the Securities Act) are directly or indirectly held of record by residents of the United States, the Resulting Issuer will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Resulting Issuer’s ability to raise capital in private placements or Canadian prospectus offerings. In addition the loss of the Resulting Issuer’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Resulting Issuer’s business, financial condition and results of operations.

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Limited Trademark Protection

The Subsidiaries will not be able to register any U.S. federal trademarks for their cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Subsidiaries likely will be unable to protect their cannabis product trademarks beyond the geographic areas in which they conduct business. The use of its trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

Civil Asset Forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture.

FDA Regulation

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including good manufacturing practices, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact would be on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If the Subsidiaries are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on the business, operating results and financial condition of the Resulting Issuer and/or Acreage Holdings.

Risks Generally Related to the Resulting Issuer

Laws and Regulations Affecting the Industry in which the Resulting Issuer Operates are Constantly Changing

The constant evolution of laws and regulations affecting the cannabis industry could detrimentally affect the Resulting Issuer. The current and proposed operations of the Subsidiaries are subject to a variety of local, state and federal medical cannabis laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations, which could require the Resulting Issuer, Acreage Holdings or the Subsidiaries to incur substantial costs associated with compliance or alter certain aspects of their business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the business plans of the Resulting Issuer, Acreage Holdings or the Subsidiaries and result in a material adverse effect on certain aspects of their planned operations.

In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Subsidiaries’ medical cannabis businesses. The Resulting Issuer will not be able to predict the nature of any future laws, regulations, interpretations or applications, nor will it be able to determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have a material adverse effect on the business of the Resulting Issuer, Acreage Holdings or the Subsidiaries. In addition, the Resulting Issuer will not be able to predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to its business. For example, see the “Risk Factors - Heightened Scrutiny by Canadian Authorities” related to CDS above.

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Unfavorable Publicity or Consumer Perception

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and is expected to continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Subsidiaries and accordingly Acreage Holdings and the Resulting Issuer. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and recreational cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general).

The ability to gain and increase market acceptance of the Subsidiaries’ products may require the Resulting Issuer, Acreage Holdings and/or the Subsidiaries to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful and their failure may have an adverse effect on the Resulting Issuer, Acreage Holdings and/or the Subsidiaries.

Further, a shift in public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the perception of the public with respect to medical cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Resulting Issuer could expand. Any inability to fully implement the Resulting Issuer’s expansion strategy may have a material adverse effect on its business, financial condition and results of operations.

Limited Operating History

The Resulting Issuer, Acreage Holdings and the Subsidiaries have varying and limited operating histories, which can make it difficult for investors to evaluate the Resulting Issuer’s operations and prospects and may increase the risks associated with investment into the Resulting Issuer. The Resulting Issuer’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development.

Although the Resulting Issuer had generated revenues through certain Subsidiaries during the six months ended June 30, 2018, many of the Subsidiaries will start generating revenues in future periods and accordingly, the Resulting Issuer is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There can be no assurance that the Resulting Issuer’s Subsidiaries will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Resulting Issuer’s business, prospects, financial condition and results of operations.

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Competition with the Resulting Issuer

There is potential that the Resulting Issuer will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Resulting Issuer. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Resulting Issuer.

Because of the early stage of the industry in which the Resulting Issuer operates, the Resulting Issuer expects to face additional competition from new entrants. To become and remain competitive, the Resulting Issuer will require research and development, marketing, sales and support. Pressure from the Resulting Issuer’s competitors may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Competition with the Subsidiaries

There is potential that the Subsidiaries will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than Acreage Holdings and the Subsidiaries. Currently, the cannabis industry is generally comprised of individuals and small to medium-sized entities; however, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger dispensaries, processing plants and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use cannabis industry. Competition between companies in the cannabis industry also relies heavily on the ability to attract community support.

Because of the early stage of the industry in which the Subsidiaries operate, the Resulting Issuer expects the Subsidiaries to face additional competition from new entrants. To become and remain competitive, the Subsidiaries will require research and development, marketing, sales and support. The Resulting Issuer may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Subsidiaries and, in turn, the Resulting Issuer.

In addition, medicinal cannabis products compete against other healthcare drugs and a high volume of cannabis continues to be sold illegally on the black-market.

Dependence on Performance of Subsidiaries

The Resulting Issuer and Acreage Holdings will be dependent on the operations, assets and financial health of the Subsidiaries. Accordingly, if the financial performance of any Subsidiary declines this will adversely affect the Resulting Issuer’s investment in such Subsidiary, the ability to realize a return on such investment and the financial results of the Resulting Issuer. The Resulting Issuer and/or Acreage Holdings will conduct due diligence on each new entity prior to making any investment. Nonetheless, there is a risk that there may be some liabilities or other matters that are not identified through the due diligence or ongoing monitoring that may have an adverse effect on the business, and this could have a material adverse impact on the business, financial condition, results of operations or prospects of the Resulting Issuer or Acreage Holdings.

Competition from Synthetic Production and Technological Advances

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particularly, legal cannabis, through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could materially adversely affect the ability of the Resulting Issuer to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future.

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Ability to Identify Investments

A key element of the Resulting Issuer’s growth strategy will in part involve identifying and making acquisitions of interest. or the business of. entities involved in the legal cannabis industry. The Resulting Issuer’s ability to identify such potential acquisition opportunities and make debt and/or equity investments is not guaranteed. Achieving the benefits of future acquisitions will depend in part on successfully identifying and capturing such opportunities in a timely and efficient manner and in structuring such arrangements to ensure a stable and growing stream of revenues.

Risks Associated with Failure to Manage Growth Effectively

The growth of Acreage Holdings and anticipated growth of the Resulting Issuer has placed and may continue to place significant demands on management and their operational and financial infrastructures. As the operations of the Resulting Issuer, Acreage Holdings and its Subsidiaries grow in size, scope and complexity and as new opportunities are identified and pursued, the Resulting Issuer and Acreage Holdings may need to increase in scale its infrastructure (financial, management, informational, personnel and otherwise). In addition, the Resulting Issuer will need to effectively execute on business opportunities and continue to build on and deploy its corporate development and marketing assets as well as access sufficient new capital, as may be required. The ability of the Resulting Issuer and Acreage Holdings to successfully complete the proposed acquisitions and to capitalize on other growth opportunities may redirect the limited resources of the Resulting Issuer and/or Acreage Holdings and require expansion of its infrastructure. This will require the commitment of financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. There can be no assurance that the Resulting Issuer or Acreage Holdings will be able to respond adequately or quickly enough to the changing demands that its proposed acquisition plans will impose on management, team members and existing infrastructure, and changes to the operating structure of the Resulting Issuer and Acreage Holdings may result in increased costs or inefficiencies that cannot be anticipated. Changes as the Resulting Issuer and Acreage Holdings grow may have a negative impact on their operations, and cost increases resulting from the inability to effectively manage its growth could adversely impact its profitability. In addition, continued growth could also strain the ability to maintain reliable service levels for its clients, develop and approve its operational, financial and management controls, enhance its reporting systems and procedures and recruit, train and retain highly-skilled personnel. Failure to effectively manage growth could result in difficulty or delays in servicing clients, declines in quality or client satisfaction, increases in costs, difficulties in introducing new products or applications or other operational difficulties, and any of these difficulties could adversely impact the business performance and results of operations of the Resulting Issuer and Acreage Holdings.

Future Material Acquisitions or Dispositions of Strategic Transactions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Resulting Issuer’s ongoing business, (ii) distraction of management, (iii) the Resulting Issuer may become more financially leveraged, (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected, (v) increasing the scope and complexity of the Resulting Issuer’s operations, and (vi) loss or reduction of control over certain of the Resulting Issuer’s assets. Additionally, the Resulting Issuer may issue additional equity interests in connection with such transactions, which would dilute a shareholder’s holdings in the Resulting Issuer.

Risks Associated with Acquisitions

As part of the Resulting Issuer’s overall business strategy, the Resulting Issuer intends to pursue select strategic acquisitions after the completion of the listing of the Subordinate Voting Shares on the CSE, which would provide additional product offerings, vertical integrations, additional industry expertise and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Resulting Issuer to potential risks, including risks associated with: (i) the integration of new operations, services and personnel, (ii) unforeseen or hidden liabilities; (iii) the diversion of resources from the Resulting Issuer’s existing interests and business, (iv) potential inability to generate sufficient revenue to offset new costs, (v) the expenses of acquisitions, or (vi) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

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Ability to Manage Future Growth

The ability to achieve desired growth will depend on the Resulting Issuer’s ability to identify, evaluate and successfully negotiate investment opportunities with target companies. Achieving this objective in a cost-effective manner will be a product of the Resulting Issuer’s sourcing capabilities, the management of the investment process, the ability to provide capital on terms that are attractive to target companies and the Resulting Issuer’s access to financing on acceptable terms. Failure to effectively manage any future growth and successfully negotiate suitable investments could have a material adverse effect on the Resulting Issuer’s business, financial condition, and results of operations.

The size of the Resulting Issuer’s target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for investors to review in deciding about whether to invest in the Resulting Issuer and, few, if any, established companies whose business model the Resulting Issuer can follow or upon whose success the Resulting Issuer can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Resulting Issuer. There can be no assurance that the Resulting Issuer’s estimates will be accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. Acreage Holdings regularly purchases and follows market research.

Proposed Acquisitions and Dispositions

The proposed acquisitions and dispositions are subject to certain conditions, many of which are outside of the control of the Resulting Issuer and Acreage Holdings, and there can be no assurance that they will be completed, on a timely basis or at all. As a consequence, there is a risk that one or more of the proposed acquisitions or dispositions will not close in a timely fashion or at all. If one or more of the proposed acquisitions or dispositions is not completed for any reason, the ongoing business of the Resulting Issuer or Acreage Holdings may be adversely affected and, without realizing any of the benefits of having completed such transactions, the Resulting Issuer and Acreage Holdings will be subject to a number of risks, including, without limitation, the Resulting Issuer may experience negative reactions from the financial markets, including negative impacts on the Resulting Issuer’s stock price, in the case of a proposed acquisition, the Resulting Issuer and Acreage Holdings will need to find an alternative use of any proceeds earmarked for such proposed acquisitions, in the case of a proposed disposition, the Resulting Issuer and/or Acreage Holdings will not receive the anticipated proceeds of such disposition and accordingly may not be able to execute on other business opportunities for which such proceeds have been earmarked, and matters relating to the proposed acquisitions and dispositions will require substantial commitments of time and resources by management of the Resulting Issuer and Acreage Holdings, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to the Resulting Issuer and Acreage Holdings.

If one or more of the proposed acquisitions or dispositions are not completed, the risks described above may materialize and they may adversely affect the business, results of operations, financial condition and prospects and stock price of the Resulting Issuer and Acreage Holdings.

Additional Financing

The Resulting Issuer may require equity and/or debt financing to undertake capital expenditures or to undertake acquisitions or other business combination transactions. If the Resulting Issuer is required to access capital markets to carry out its development objectives, the state of domestic and international capital markets and other financial systems could affect the Resulting Issuer’s access to, and cost of, capital. There can be no assurance that additional financing will be available to the Resulting Issuer when needed or on terms that are commercially viable. The Resulting Issuer’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

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If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Resulting Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Currency Fluctuations

The Resulting Issuer’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. The Canadian dollar relative to the U.S. dollar or other foreign currencies is subject to fluctuations. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Resulting Issuer’s business, financial condition and operating results. The Resulting Issuer may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Resulting Issuer develops a hedging program, there can be no assurance that it will effectively mitigate currency risks. Failure to adequately manage foreign exchange risk could therefore adversely affect the Resulting Issuer’s business, financial condition and results of operations.

Investments May be Pre-Revenue

The Resulting Issuer may make investments in companies with no significant sources of operating cash flow and no revenue from operations. The Resulting Issuer’s investment in such companies are subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that the Resulting Issuer’s investment in these pre-revenue companies will not be able to meet anticipated revenue targets or generate no revenue at all. The risk is that underperforming pre-revenue companies may lead to these businesses failing which could have a materially adverse impact on the business, financial condition and operating results of the Resulting Issuer.

Enforceability of Judgments Against Foreign Subsidiaries

Acreage Holdings and the Subsidiaries are organized under the laws of various U.S. states. All of the assets of these entities are located outside of Canada and certain of the experts retained by the Resulting Issuer or its affiliates are residents of countries other than Canada. As a result, it may be difficult or impossible for shareholders of the Resulting Issuer to effect service within Canada upon such persons, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws or otherwise. There is some doubt as to the enforceability in the U.S. by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws or otherwise. A court in the U.S. may refuse to hear a claim based on a violation of Canadian provincial securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in the U.S. agrees to hear a claim, it may determine that the local law in the U.S., and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law in such circumstances.

Research and Market Development

Although the Resulting Issuer, itself and through Acreage Holdings and the Subsidiaries, will be committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

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Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products by the Subsidiaries is inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of Acreage Holdings and the Subsidiaries, and consequently, the Resulting Issuer.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Resulting Issuer believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Future research studies and clinical trials may draw opposing conclusions to those stated in this Listing Statement or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Resulting Issuer’s products with the potential to lead to a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Environmental Risk and Regulation

The operations of the Resulting Issuer, Acreage Holdings and the Subsidiaries are subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the operations of the Resulting Issuer, Acreage Holdings or the Subsidiaries.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of the Resulting Issuer, Acreage Holdings or the Subsidiaries. To the extent such approvals are required and not obtained, the Resulting Issuer, Acreage Holdings or any of the Subsidiaries may be curtailed or prohibited from their proposed production of medical cannabis or from proceeding with the development of their operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Resulting Issuer, Acreage Holdings or any of the Subsidiaries and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Enforceability of Contracts

Since cannabis is illegal at a federal level, judges in multiple U.S. states have on several occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. Therefore, there is uncertainty that the Resulting Issuer, Acreage Holdings or any of the Subsidiaries will be able to legally enforce its material agreements.

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Service Providers

As a result of any adverse change to the approach in enforcement of the U.S. cannabis laws, adverse regulatory or political changes, additional scrutiny by regulatory authorities, adverse changes in the public perception in respect to the consumption of cannabis or otherwise, third-party service providers to the Resulting Issuer, Acreage Holdings or any of the Subsidiaries could suspend or withdraw their services, which may have a material adverse effect on the business, revenues, operating results, financial condition or prospects of the Resulting Issuer, Acreage Holdings or any of the Subsidiaries.

Operation Permits and Authorizations

The Subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a Subsidiary’s ability to operate in the cannabis industry, which could have a material adverse effect on the business, results of operations and financial condition of the Resulting Issuer, Acreage Holdings and/or the Subsidiaries.

Liability, Enforcement Complaints, etc.

The participation of the Resulting Issuer, Acreage Holdings or the Subsidiaries in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Resulting Issuer, Acreage Holdings or any of the Subsidiaries. Litigation, complaints, and enforcement actions could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the future cash flows, earnings, results of operations and financial condition of the Resulting Issuer, Acreage Holdings or any of the Subsidiaries.

Product Liability

Certain of the Subsidiaries manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Resulting Issuer, Acreage Holdings and/or the Subsidiaries may be subject to various product liability claims, including, among others, that the products produced by them caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action could result in increased costs, could adversely affect the reputation of the Resulting Issuer, Acreage Holdings or any of the Subsidiaries, and could have a material adverse effect on the business, results of operations and financial condition of the Resulting Issuer, Acreage Holdings or any of the Subsidiaries. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

Product Recalls

Cultivators, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Subsidiaries are recalled due to an alleged product defect or for any other reason, the Subsidiaries could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. Additionally, if one of the products produced by a Subsidiary were subject to recall, the image of that product and the Subsidiary and potentially the Resulting Issuer could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Subsidiaries and could have a material adverse effect on its results of operations and financial condition as well as that of the Resulting Issuer and Acreage Holdings.

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Risks Inherent in an Agricultural Business

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors or green houses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Subsidiaries’ products and, consequentially, on the business, financial condition and operating results of the Resulting Issuer and Acreage Holdings.

Reliance on Key Inputs

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Subsidiaries, and consequently, the Resulting Issuer. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant Subsidiary might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of a Subsidiary, and consequently, the Resulting Issuer and Acreage Holdings.

In addition, medical cannabis growing operations consume considerable energy, making the Subsidiaries vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Subsidiaries and their ability to operate profitably which may, in turn, adversely impact the Resulting Issuer.

Key Personnel

The success of the Resulting Issuer will depend on the abilities, experience, efforts and industry knowledge of senior management and other key employees of the Resulting Issuer and Acreage Holdings. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. If one or more of its executive officers or key personnel of the Resulting Issuer, Acreage Holdings or the Subsidiaries were unable or unwilling to continue in their present positions, the Resulting Issuer, Acreage Holdings or the relevant Subsidiary, as applicable, might not be able to replace them easily or at all. The long-term loss of the services of any key personnel for any reason could have a material adverse effect on business, financial condition, results of operations or prospects. In addition, if any of the executive officers or key employees of the Resulting Issuer, Acreage Holdings or the Subsidiaries joins a competitor or forms a competing company, the Resulting Issuer, Acreage Holdings or the relevant Subsidiary may lose know-how, key professionals and staff members.

News media have reported that United States immigration authorities have increased scrutiny of Canadian citizens who are crossing the United States-Canada border with respect to persons involved in cannabis businesses in the United States. There have been a number of Canadians barred from entering the United States as a result of an investment in or act related to United States cannabis businesses. In some cases, entry has been barred for extended periods of time. Employees, directors and officers of the Resulting Issuer, Acreage Holdings and the Subsidiaries traveling from Canada to the United States for the benefit of the Resulting Issuer, Acreage Holdings or the Subsidiaries may encounter enhanced scrutiny by United States immigration authorities that may result in the employee not being permitted to enter the United States for a specified period of time. If this happens, then this may reduce the ability of the Resulting Issuer or Acreage Holdings to manage effectively its business in the United States.

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Talent Pool

As the Resulting Issuer, Acreage Holdings and the Subsidiaries grow, they will need to hire additional human resources to continue to develop their businesses. However, experienced talent in the areas of medical cannabis research and development, growing cannabis and extraction is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable. Without adequate personnel and expertise, the growth of the business of the Resulting Issuer, Acreage Holdings or the Subsidiaries may suffer. There can be no assurance that any of the Resulting Issuer, Acreage Holdings or the Subsidiaries will be able to effectively manage growth, and any failure to do so could have a material adverse effect on the business, financial condition, results of operations or prospects of the Resulting Issuer, Acreage Holdings or the Subsidiaries.

Management of Growth

As the Resulting Issuer grows, the Resulting Issuer will also be required to hire, train, supervise and manage new employees. The Resulting Issuer may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Resulting Issuer’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. Failure to effectively manage any future growth could have a material adverse effect on the Resulting Issuer’s business, financial condition, and results of operations.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Resulting Issuer, Acreage Holdings and the Subsidiaries are exposed to the risk that any of their employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Resulting Issuer, Acreage Holdings or any Subsidiary that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Resulting Issuer, Acreage Holdings or the Subsidiaries to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Resulting Issuer to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Resulting Issuer, Acreage Holdings or the Subsidiaries from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Resulting Issuer, Acreage Holdings or any of the Subsidiaries, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Resulting Issuer, Acreage Holdings or the Subsidiaries, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Resulting Issuer, Acreage Holdings or the Subsidiaries, any of which could have a material adverse effect on the business, financial condition, results of operations or prospects of the Resulting Issuer, Acreage Holdings or any of the Subsidiaries.

Intellectual Property

The success of the Resulting Issuer and Acreage Holdings will depend, in part, on the ability of the Subsidiaries to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes. The Subsidiaries may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Subsidiaries. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Subsidiaries to adequately maintain and enhance protection over their proprietary techniques and processes could have a materially adverse impact on the business, financial condition and operating results of the Resulting Issuer and Acreage Holdings.

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The Resulting Issuer may be exposed to infringement or misappropriation claims by third parties

The Resulting Issuer’s success may likely depend on the ability of the Subsidiaries to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. The Resulting Issuer cannot ensure that third parties will not assert intellectual property claims against it. The Resulting Issuer is subject to additional risks if entities licensing to it intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Resulting Issuer, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Resulting Issuer may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Resulting Issuer to injunctions prohibiting the development and operation of its applications.

Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying for example for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Resulting Issuer is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future have operations. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the business of the Subsidiaries and Acreage Holdings, and consequently, the Resulting Issuer.

The Resulting Issuer’s business will be subject to numerous risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although Acreage Holdings maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Resulting Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of Acreage Holdings is not generally available on acceptable terms. The Resulting Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Resulting Issuer may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Resulting Issuer to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Litigation

Any of the Resulting Issuer, Acreage Holdings or the Subsidiaries may become party to litigation from time to time in the ordinary course of business which could adversely affect their businesses. Should any litigation in which any of the Resulting Issuer, Acreage Holdings or the Subsidiaries becomes involved be determined against them, such a decision could materially adversely affect the ability of the Resulting Issuer, Acreage Holdings or any Subsidiary to continue operating and the market price for Subordinate Voting Shares and could use significant resources. Even if any of the Resulting Issuer, Acreage Holdings or the Subsidiaries are involved in litigation and wins, litigation can redirect significant resources, which can adversely affect the business, operations or financial condition of the Resulting Issuer, Acreage Holdings and/or the Subsidiaries, as applicable.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Resulting Issuer’s financial estimates, projections and other forward-looking information accompanying this Listing Statement were prepared without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should become familiar with the assumptions underlying any estimates, projections or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Resulting Issuer and its Subsidiaries might achieve.

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Internal Controls

Effective internal controls are necessary for the Resulting Issuer to provide reliable financial reports and to help prevent fraud. Although the Resulting Issuer will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Resulting Issuer under Canadian securities law, the Resulting Issuer cannot be certain that such measures will ensure that the Resulting Issuer will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Resulting Issuer’s results of operations or cause it to fail to meet its reporting obligations. If the Resulting Issuer or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Resulting Issuer’s consolidated financial statements and materially adversely affect the trading price of the Subordinate Voting Shares.

Operational Risks

The Resulting Issuer, Acreage Holdings and the Subsidiaries may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Subsidiaries’ properties, dispensary facilities, grow facilities and extraction facilities, personal injury or death, environmental damage, or have an adverse impact on the Subsidiaries’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the future cash flows, earnings and financial condition of the Resulting Issuer, Acreage Holdings or the Subsidiaries. Also, the Subsidiaries may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on future cash flows, earnings, results of operations and financial condition of the Resulting Issuer, Acreage Holdings or the Subsidiaries.

Difficulty Implementing Business Strategy

The growth and expansion of the Resulting Issuer is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Resulting Issuer will be successful in the implementation of its business strategy.

Conflicts of Interest

Certain of the Resulting Issuer’s proposed directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Resulting Issuer intends to provide. Situations may arise in connection with potential acquisitions or investment opportunities where the other interests of these directors and officers conflict with or diverge from the Resulting Issuer’s interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Resulting Issuer are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the best interests of the Resulting Issuer. However, in conflict of interest situations, the Resulting Issuer’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Resulting Issuer. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Resulting Issuer.

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Effect of General Economic and Political Conditions

The business of each of the Resulting Issuer, Acreage Holdings and the Subsidiaries, is subject to the impact of changes in national or North American economic conditions including, but not limited to, recessionary or inflationary trends, equity market conditions, consumer credit availability, interest rates, consumers’ disposable income and spending levels, job security and unemployment, and overall consumer confidence. These economic conditions may be further affected by political events throughout the world that cause disruptions in the financial markets, either directly or indirectly. Adverse economic and political developments could have a material adverse effect on the business, financial condition, results of operations or prospects of the Resulting Issuer, Acreage Holdings and the Subsidiaries.

Lack of Control Over Operations of Investments

Although it is the intent of the Resulting Issuer to maintain control or superior rights, at the time of the listing, Acreage Holdings holds a non-controlling interest in certain subsidiaries and may co-invest in the future with certain strategic investors or third parties. In these circumstances, where Acreage Holdings does not have control over the operations of a Subsidiary, certain risks can arise. In these cases, Acreage Holdings relies on its investment partners to execute on their business plans and produce medical and/or recreational cannabis products. The operators of such Subsidiaries in which Acreage Holdings does not have a controlling interest may have a significant influence over the results of operations of Acreage Holdings’ investments. Further, the interests of Acreage Holdings and the operators of such Subsidiaries in which Acreage Holdings does not have a controlling interest may not always be aligned. As a result, the cash flows of Acreage Holdings are dependent upon the activities of third parties which creates the risk that at any time those third parties may, (i) have business interests or targets that are inconsistent with those of Acreage Holdings, (ii) take action contrary to Acreage Holdings’ policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with Acreage Holdings, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations.

In addition, payments may flow through such Subsidiaries over which Acreage Holdings does not exercise control and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which Acreage Holdings is entitled may have a material adverse effect on Acreage Holdings and, consequently, the Resulting Issuer. In addition, Acreage Holdings must rely, in part, on the accuracy and timeliness of the information it receives from such Subsidiaries, and uses such information in its analyses, forecasts and assessments relating to its own business. If the information provided by such Subsidiaries over which Acreage Holdings does not exercise control to Acreage Holdings contains material inaccuracies or omissions, Acreage Holdings’ ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Information Technology Systems and Cyber Security Risk

The Subsidiaries’ use of technology is critical in their respective continued operations. The Subsidiaries are susceptible to operational, financial and information security risks resulting from cyber-attacks and/or technological malfunctions. Successful cyber-attacks and/or technological malfunctions affecting the Subsidiaries or their service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or confidential information and reputational risk.

The Subsidiaries have not experienced any material losses to date relating to cybersecurity attacks or other information breaches. However, there can be no assurance that the Subsidiaries will not incur such losses in the future. As cybersecurity threats continue to evolve, the Subsidiaries may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities.

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Security Risks

The business premises of the Resulting Issuer’s operating locations may be targets for theft. While the Subsidiaries have implemented security measures at each location and continue to monitor and improve their security measures, their cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and a Subsidiary fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of such Subsidiary and, consequentially, the Resulting Issuer and Acreage Holdings.

As the Subsidiaries’ businesses involve the movement and transfer of cash which is collected from dispensaries or patients/customers and deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Subsidiaries have engaged security firms to provide security in the transport and movement of large amounts of cash. Employees occasionally transport cash and/or products and each employee has a panic button in their vehicle and, if requested, may be escorted by armed guards. While the Subsidiaries have taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Past Performance Not Indicative of Future Results

The prior investment and operational performance of Acreage Holdings is not indicative of the future operating results of the Resulting Issuer. There can be no assurance that the historical operating results achieved by Acreage Holdings or its affiliates will be achieved by the Resulting Issuer, and the Resulting Issuer’s performance may be materially different.

Going Concern Risk

The Resulting Issuer will continually monitor its capital requirements based on its capital and operational needs and the economic environment and may raise new capital as necessary. The Resulting Issuer’s ability to continue as a going concern will be the ability to realize profits from its operating company and or the ability to raise additional equity or debt in the private or public markets. While Acreage Holdings has been successful in raising equity and debt to date, there can be no assurances that the Resulting Issuer will be successful in completing an equity or debt financing or in achieving profitability in the future.

In the event that the Resulting Issuer is not able to successfully complete future financings, uncertainty would exist as to whether the Resulting Issuer, Acreage Holdings and the Subsidiaries can continue as a going concern and, therefore, whether they will realize their assets and extinguish their liabilities in the normal course of business.

Restricted Access to Banking

In February 2014, the FinCEN bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Resulting Issuer may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. The inability or limitation in the Resulting Issuer’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Resulting Issuer to operate and conduct its business as planned or to operate efficiently.

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Certain remedies may be limited

The Resulting Issuer’s governing documents may provide that the Resulting Issuer Board and its officers is eliminated to the fullest extent permitted under the laws of the Province of British Columbia. Thus, the Resulting Issuer and the shareholders of the Resulting Issuer may be prevented from recovering damages for alleged errors or omissions made by the members of the Resulting Issuer Board and its officers. The Resulting Issuer’s governing documents may also provide that the Resulting Issuer will, to the fullest extent permitted by law, indemnify members of the Resulting Issuer Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of the Resulting Issuer.

The Resulting Issuer may also have contractual indemnification obligations under any future employment agreements with its officers or agreements entered into with its directors. The foregoing indemnification obligations could result in it incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Resulting Issuer may be unable to recoup. These provisions and the resulting costs may also discourage it from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by its shareholders against its directors and officers even though such actions, if successful, might otherwise benefit it and its shareholder.

Difficulty in enforcing judgments and effecting service of process on directors and officers

Certain proposed directors and officers of the Resulting Issuer are expected to reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Resulting Issuer shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Resulting Issuer shareholders to effect service of process within Canada upon such persons.

Risks Related to the Offering and Ownership of the Resulting Issuer Shares

Voting Control

As a result of the Multiple Voting Shares anticipated to be held by Mr. Murphy, the Resulting Issuer’s proposed Chief Executive Officer, he is expected to exercise a significant majority of the voting power in respect of the Resulting Issuer Shares outstanding upon completion of the RTO. The Subordinate Voting Shares are expected to be entitled to one vote per share, Proportionate Voting Shares are expected to be entitled to 40 votes per share, and the Multiple Voting Shares are expected to be entitled to up to 3,000 votes per share. As a result, Mr. Murphy is expected to have the ability to control the outcome of all matters submitted to the Resulting Issuer’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of the assets of the Resulting Issuer. This concentrated control could delay, defer, or prevent a change of control of the Resulting Issuer, arrangement or amalgamation involving the Resulting Issuer or sale of all or substantially all of the assets of the Resulting Issuer that its other shareholders support. Conversely, this concentrated control could allow Mr. Murphy, as the holder of the Multiple Voting Shares, to consummate such a transaction that the Resulting Issuer’s other shareholders do not support. In addition, the holder of the Multiple Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Resulting Issuer’s business.

Unpredictability Caused by Anticipated Capital Structure and Voting Control

Although other companies have dual class or multiple voting share structures, given the unique capital structure contemplated in respect of the Resulting Issuer and the concentration of voting control that is anticipated to be held by the holders of the Multiple Voting Shares, this structure and control could result in a lower trading price for or greater fluctuations in the trading price of the Subordinate Voting Shares or will result in adverse publicity to the Resulting Issuer or other adverse consequences.

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Resale of Shares and Liquidity

There can be no assurance that an active and liquid market for the Subordinate Voting Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Resulting Issuer. In addition, there can be no assurance that the publicly-traded share price of the Resulting Issuer will be high enough to create a positive return for investors. Further, there can be no assurance that the shares of the Resulting Issuer will be sufficiently liquid so as to permit investors to sell their position in the Resulting Issuer without adversely affecting the share price. In such event, the probability of resale of the Subordinate Voting Shares would be diminished.

An active public market for the Subordinate Voting Shares might not develop or be sustained after the completion of the listing of the Subordinate Voting Shares on the CSE. If an active public market for the Subordinate Voting Shares does not develop, the liquidity of a shareholder’s investment may be limited, and the share price may decline.

Acreage Holdings is a Holding Company

Acreage Holdings is a holding company and essentially all of its assets are the capital stock of the Subsidiaries in each of the markets they operate in. As a result, investors in the Resulting Issuer will be subject to the risks attributable to the Subsidiaries. As a holding company, Acreage Holdings conducts substantially all of its business through the Subsidiaries, which generate substantially all of its revenues. Consequently, Acreage Holdings’ cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of the Subsidiaries and the distribution of those earnings to Acreage Holdings. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those Subsidiaries before Acreage Holdings, which may have an adverse effect on the business, prospects, result of operation and financial condition of Acreage Holdings and, consequentially, the Resulting Issuer.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price of the Subordinate Voting Shares will not occur. The market price of the Subordinate Voting Shares could be subject to significant fluctuations in response to variations in quarterly and annual operating results, the results of any public announcements the Resulting Issuer makes, general economic conditions, and other factors. Increased levels of volatility and resulting market turmoil may adversely impact the price of the Subordinate Voting Shares.

Canada-United States Border Risks

News media have reported that United States immigration authorities have increased scrutiny of Canadian citizens who are crossing the United States-Canada border with respect to persons involved in cannabis businesses in the United States. There have been a number of Canadians barred from entering the United States as a result of an investment in or act related to United States cannabis businesses. In some cases, entry has been barred for extended periods of time. Canadian investors may encounter enhanced scrutiny by United States immigration authorities while traveling from Canada to the United States as a result of their investment in the Resulting Issuer, which may result in such investors not being permitted to enter the United States for a specified period of time.

Dividends

Holders of the Resulting Issuer Shares will not have a right to dividends on such shares unless declared by the Resulting Issuer Board. Acreage Holdings has not paid dividends in the past, and it is not anticipated that the Resulting Issuer will pay any dividends in the foreseeable future. Dividends paid by the Resulting Issuer would be subject to tax and, potentially, withholdings. The declaration of dividends is at the discretion of the Resulting Issuer Board, even if the Resulting Issuer has sufficient funds, net of its liabilities, to pay such dividends, and the declaration of any dividend will depend on the Resulting Issuer’s financial results, cash requirements, future prospects and other factors deemed relevant by the Resulting Issuer Board.

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Dilution

The Resulting Issuer may issue additional securities in the future, which may dilute a shareholder’s holdings in the Resulting Issuer. The Resulting Issuer’s articles will not permit the issuance of an unlimited number of Subordinate Voting Shares, and the Resulting Issuer’s shareholders will not have pre-emptive rights in connection with any future issuances of securities by the Resulting Issuer. The Resulting Issuer Board has discretion to determine the price and the terms of further issuances. Moreover, additional Subordinate Voting Shares will be issued by the Resulting Issuer on the exercise of options under the New Omnibus Equity Plan, upon the exercise of the outstanding Warrants and upon the redemption of outstanding Units. Moreover, additional Subordinate Voting Shares will be issued by the Resulting Issuer on the exercise, conversion or redemption of certain outstanding securities of the Resulting Issuer, USCo, USCo2 and Acreage Holdings in accordance with their terms. The Resulting Issuer may also issue Subordinate Voting Shares to finance future acquisitions. Acreage cannot predict the size of future issuances of Subordinate Voting Shares or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and the Resulting Issuer may experience dilution in its revenue per share.

Costs of Maintaining a Public Listing

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Resulting Issuer may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Discretion in the Use of Proceeds

The Resulting Issuer intends to use the net proceeds from the Finco SR Financing as set forth under “-- Purpose of Funds”; however, management maintains discretion concerning the use of the net proceeds. Therefore, an investor will be relying on the judgment of management for the application of the proceeds of the Finco SR Financing. Management may use the net proceeds of the Finco SR Financing other than as described under the heading “-- Purpose of Funds” if management believes it would be in the Resulting Issuer’s best interest to do so, which may be in ways that an investor may not consider desirable. If the Resulting Issuer does not apply these funds efficiently it may materially adversely affect the operational results and financial condition of the Resulting Issuer.

ERISA Imposes Additional Obligations on Certain Investors

In considering an investment in the Subscription Receipts, trustees, custodians, investment managers and fiduciaries of retirement and other plans subject to the fiduciary responsibility provisions of the ERISA or section 4975 of the Code, should consider, among other things: (1) whether an investment in the Subscription Receipts is in accordance with plan documents and satisfies the diversification requirements of sections 404(a)(1)(C) and 404(a)(1)(D) of ERISA, if applicable; (2) whether an investment in the Subscription Receipts will result in unrelated business taxable income to the plan; (3) whether the investment is prudent under section 404(a)(1)(B) of ERISA, if applicable, given the nature of an investment in, and the compensation structure of, the Resulting Issuer and the potential lack of liquidity of the Subscription Receipts; and (4) whether the Resulting Issuer or any of its affiliates is a fiduciary or party in interest to the plan. Fiduciaries and other persons responsible for the investment of certain governmental and church plans that are subject to any provision of federal, state, or local law that is substantially similar to the fiduciary responsibility provisions of Title I of ERISA or section 4975 of the Code that are considering the purchase of the Subscription Receipts should consider the applicability of the provisions of such similar law and whether the Subscription Receipts would be an appropriate investment under such similar law. The responsible fiduciary must take into account all of the facts and circumstances of the plan and of the investment when determining if a particular investment is prudent.

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United States Tax Classification of the Resulting Issuer

Although the Resulting Issuer is and will continue to be a Canadian corporation, the Resulting Issuer intends to be treated as a United States corporation for United States federal income tax purposes under section 7874 of the Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Resulting Issuer is expected, regardless of any application of section 7874 of the Code, to be treated as being resident of Canada under the Tax Act. As a result, the Resulting Issuer will be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Resulting Issuer will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Resulting Issuer will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Resulting Issuer, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Resulting Issuer, subject to examination of the relevant treaty.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares.

Acreage Holdings is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Resulting Issuer’s non-U.S. holders of the Resulting Issuer Shares upon a disposition of Subordinate Voting Shares generally depends on whether the Resulting Issuer is classified as a United States real property holding corporation (a “USRPHC”) under the Code. The Resulting Issuer believes that it is not currently, and has never been, a USRPHC. However, the Resulting Issuer has not sought and does not intend to seek formal confirmation of its status as a non-USRPHC from the IRS. If the Resulting Issuer ultimately is determined by the IRS to constitute a USRPHC, its non-U.S. holders of the Resulting Issuer Shares may be subject to U.S. federal income tax on any gain associated with the disposition of the Subordinate Voting Shares.

For more detailed information, please see “Other Material Facts - Certain United States Federal Income Tax Considerations” and “Other Material Facts - Certain Canadian Federal Income Tax Considerations”.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

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Risks Related to the Resulting Issuer’s Organizational Structure

The Resulting Issuer’s principal asset after the completion of the RTO will be its indirect interest in Acreage Holdings and, accordingly, the Resulting Issuer will depend on distributions from Acreage Holdings to pay its taxes and expenses. Acreage Holdings’ ability to make such distributions may be subject to various limitations and restrictions

Upon the completion of the RTO, the Resulting Issuer will be a holding company and will have no material assets other than its indirect ownership of Units. As such, the Resulting Issuer will have no independent means of generating revenue or cash flow. The Resulting Issuer has determined that Acreage Holdings will be a variable interest entity (a “VIE”) and that it will be the primary beneficiary of Acreage Holdings. Accordingly, pursuant to the VIE accounting model, the Resulting Issuer will consolidate Acreage Holdings in its consolidated financial statements. In the event of a change in accounting guidance or amendments to the Third Amended and Restated LLC Agreement resulting in the Resulting Issuer no longer having a controlling interest in Acreage Holdings, the Resulting Issuer may not be able to consolidate Acreage Holdings’ results of operations with its own, which would have a material adverse effect on the Resulting Issuer’s results of operations. Moreover, the Resulting Issuer’s ability to pay its taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Acreage Holdings and the Subsidiaries and distributions it receives indirectly from Acreage Holdings. There can be no assurance that any of Acreage Holdings or the Subsidiaries will generate sufficient cash flow to distribute funds to the Resulting Issuer or that applicable state law and contractual restrictions will permit such distributions.

Acreage Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the holders of Units. Accordingly, holders of Units will incur income taxes on their allocable share of any net taxable income of Acreage Holdings. Under the terms of the Third Amended and Restated LLC Agreement, Acreage Holdings will be obligated to make tax distributions to holders of Units. USCO intends, as its manager, to cause Acreage Holdings to make cash distributions to the owners of Units in an amount sufficient to (i) fund their tax obligations in respect of taxable income allocated to them, and (ii) cover the operating expenses of USCo, USCo2 and the Resulting Issuer, including payments under the Tax Receivable Agreement. However, Acreage Holdings’ ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Acreage Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Acreage Holdings insolvent. If the Resulting Issuer does not have sufficient funds to pay tax or other liabilities or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders. In addition, if Acreage Holdings does not have sufficient funds to make distributions, the Resulting Issuer’s ability to declare and pay cash dividends will also be restricted or impaired.

The Tax Receivable Agreement with Acreage Holdings, USCo and the Tax Receivable Recipients (as defined below) requires USCo to make cash payments to the Tax Receivable Recipients in respect of certain tax benefits to which USCo may become entitled, and USCo expects that the payments USCo will be required to make will be substantial.

Upon the closing of the RTO, USCo will be a party to the Tax Receivable Agreement with Acreage Holdings, the Founder, certain executive employees and profit interests holders of Acreage Holdings (the Founder, certain executive employees and profit interests holders of Acreage Holdings party to the Tax Receivable Agreement, the “Tax Receivable Recipients”). Under the Tax Receivable Agreement, USCo will be required to make cash payments to the Tax Receivable Recipients equal to 65% of the tax benefits, if any, that USCo actually realizes, or in certain circumstances is deemed to realize, as a result of (i) the increases in its share of the tax basis of assets of Acreage Holdings resulting from any redemptions or exchanges of Acreage Holdings Units from the Members, and (ii) certain other tax benefits related to USCo making payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that USCo makes to the Tax Receivable Recipients under the Tax Receivable Agreement will vary, it expects those payments will be significant. Any payments made by USCo to the Tax Receivable Recipients under the Tax Receivable Agreement may generally reduce the amount of overall cash flow that might have otherwise been available to it. Furthermore, USCo’s future obligation to make payments under the Tax Receivable Agreement could make the Resulting Issuer a less attractive target for an acquisition. Payments under the Tax Receivable Agreement are not conditioned on any Tax Receivable Recipient’s continued ownership of Units or the Resulting Issuer Shares after the RTO.

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The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Units, the amount of gain recognized by such holders of Units, the amount and timing of the taxable income USCo generates in the future, and the federal tax rates then applicable.

The Resulting Issuer’s proposed Chief Executive Officer, Mr. Murphy, has control over all shareholder decisions because he controls a substantial majority of the combined voting power of the Resulting Issuer Shares. This will limit or preclude others’ ability to influence corporate matters, including the election of directors, amendments of the Resulting Issuer’s organizational documents and any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring shareholder approval

The Resulting Issuer’s proposed Chief Executive Officer, Mr. Murphy, will own 100% of the Multiple Voting Shares, which are intended to provide voting control to Mr. Murphy. As a result, Mr. Murphy will have the ability to substantially control the Resulting Issuer, including the ability to control any action requiring the general approval of its shareholders, including the election of the Resulting Issuer Board, the adoption of amendments to its amended and restated certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of its assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of the Resulting Issuer and may make some transactions more difficult or impossible without his support, even if such events are in the best interests of minority shareholders. This concentration of voting power with Mr. Murphy may have a negative impact on the price of the Resulting Issuer Shares.

As the Resulting Issuer’s Chief Executive Officer, Mr. Murphy will have control over the day-to-day management and the implementation of major strategic investments, subject to authorization and oversight by the Resulting Issuer Board. As a member of the Resulting Issuer Board, Mr. Murphy will owe fiduciary duties to the Resulting Issuer, including those of care and loyalty, and must act in good faith and with a view to the interests of the Resulting Issuer. However, British Columbia law provides that a director or officer shall not be personally liable to a corporation for a breach of fiduciary duty except for an act or omission constituting a breach and which involves intentional misconduct, fraud or a knowing violation of law. In addition, a director or officer is entitled to a presumption that he or she acted in good faith, on an informed basis and with a view to the interests of the corporation, and is not individually liable unless that presumption is found by a trier of fact to have been rebutted. As a shareholder, even a controlling shareholder, Mr. Murphy will be entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of the Resulting Issuer’s shareholders generally. Because Mr. Murphy holds his economic interest in the Resulting Issuer’s business through Acreage Holdings, rather than through the public company, he may have conflicting interests with holders of the Resulting Issuer Shares. For example, Mr. Murphy may have different tax positions from the Resulting Issuer, which could influence his decisions regarding whether and when the Resulting Issuer should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when the Resulting Issuer should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to the Resulting Issuer. In addition, the significant ownership of Mr. Murphy in the Resulting Issuer and his resulting ability to effectively control the Resulting Issuer may discourage someone from making a significant equity investment in the Resulting Issuer, or could discourage transactions involving a change in control, including transactions in which holders of the Resulting Issuer Shares might otherwise receive a premium for their shares over the then-current market price.

The Resulting Issuer’s organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of the Resulting Issuer Shares to the same extent as it will benefit the Tax Receivable Recipients.

The Resulting Issuer’s organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of the Resulting Issuer Shares to the same extent as it will benefit the Tax Receivable Recipients. Acreage Holdings will be a party to the Tax Receivable Agreement with USCo, and the Tax Receivable Recipients and it will provide for the payment by USCo to the Tax Receivable Recipients of 65% of the amount of tax benefits, if any, that it actually realizes, or in some circumstances is deemed to realize, as a result of (i) the increases in the tax basis of assets of Acreage Holdings resulting from any redemptions or exchanges of Units from the Acreage Holdings Members as described under Article XI of the Third Amended and Restated LLC Agreement, and (ii) certain other tax benefits related to USCo making payments under the Tax Receivable Agreement. An additional 20% of such tax benefits will be paid to certain executives of Acreage Holdings upon the Tax Receivable Bonus Plan. Although USCo will retain 15% of the amount of such tax benefits, this and other aspects of the Resulting Issuer’s organizational structure may adversely impact the future trading market for the Subordinate Voting Shares.

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In certain cases, payments under the Tax Receivable Agreement to the Tax Receivable Recipients may be accelerated or significantly exceed the actual benefits USCo realizes in respect of the tax attributes subject to the Tax Receivable Agreement

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, USCo elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor’s obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that USCo would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) USCo could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if it elects to terminate the Tax Receivable Agreement early, it would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, USCo’s obligations under the Tax Receivable Agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control of the Resulting Issuer. There can be no assurance that USCo will be able to fund or finance its obligations under the Tax Receivable Agreement.

USCo will not be reimbursed for any payments made to the Tax Receivable Recipients in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that USCo determines, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions USCo takes, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then USCo will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Tax Receivable Recipient that directly or indirectly owns at least 10% of the outstanding Units. USCo will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement in the event that any tax benefits initially claimed by USCo and for which payment has been made are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by USCo to a Tax Receivable Recipient will be netted against any future cash payments that USCo might otherwise be required to make under the terms of the Tax Receivable Agreement. However, USCo might not determine that USCo has effectively made an excess cash payment to a Tax Receivable Recipient for a number of years following the initial time of such payment and, if any of USCo tax reporting positions are challenged by a taxing authority, USCo will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that USCo realizes in respect of the tax attributes with respect to a Tax Receivable Recipient that are the subject of the Tax Receivable Agreement.

Fluctuations in the Resulting Issuer’s tax obligations and effective tax rate and realization of the Resulting Issuer’s deferred tax assets may result in volatility of the Resulting Issuer’s operating results

The Resulting Issuer will be subject to taxes by the Canadian federal, state, local and foreign tax authorities, and the Resulting Issuer’s tax liabilities will be affected by the allocation of expenses to differing jurisdictions. The Resulting Issuer records tax expenses based on estimates of future earnings, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these matters. The Resulting Issuer expects that throughout the year there could be ongoing variability in the quarterly tax rates as events occur and exposures are evaluated. The Resulting Issuer’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

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•	changes in the valuation of deferred tax assets and liabilities;
•	expected timing and amount of the release of any tax valuation allowances;
•	tax effects of share-based compensation;
•	changes in tax laws, regulations or interpretations thereof; or
•	future earnings being lower than anticipated in countries where the Resulting Issuer has lower statutory tax rates and higher than anticipated earnings in countries where the Resulting Issuer has higher statutory tax rates.

In addition, the Resulting Issuer’s effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which the Resulting Issuer, Acreage Holdings and the Subsidiaries operate, fluctuations in valuation allowances, deductibility of certain items, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact the Resulting Issuer’s current or future tax structure and effective tax rates. The Resulting Issuer, Acreage Holdings or any Subsidiary may be subject to audits of income, sales, and other transaction taxes by federal, state, local, and foreign taxing authorities. Outcomes from these audits could have an adverse effect on the Resulting Issuer’s operating results and financial condition of the Resulting Issuer, Acreage Holdings or the Subsidiaries.

If the Resulting Issuer were deemed to be an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), as a result of its ownership of Acreage Holdings, applicable restrictions could make it impractical for the Resulting Issuer to continue its business as contemplated and could have a material adverse effect on its business

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The Resulting Issuer does not believe it is an “investment company,” as such term is defined in either of those sections of the 1940 Act.

The Resulting Issuer indirectly controls and operates Acreage Holdings. On that basis, the Resulting Issuer believes that its interest in Acreage Holdings is not an “investment security” as that term is used in the 1940 Act. However, if the Resulting Issuer were to cease participation in the management of Acreage Holdings, its interest in the Resulting Issuer could be deemed an “investment security” for purposes of the 1940 Act.

The Resulting Issuer and Acreage Holdings intend to conduct their operations so that the Resulting Issuer will not be deemed an investment company. However, if the Resulting Issuer were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on the Resulting Issuer’s capital structure and the Resulting Issuer’s ability to transact with affiliates, could make it impractical for the Resulting Issuer to continue its business as contemplated and could have a material adverse effect on the Resulting Issuer’s business.

18.       PROMOTERS

Mr. Murphy may be considered a promoter of the Resulting Issuer, as he has taken the initiative in reorganizing and financing the business of Acreage Holdings and the Resulting Issuer. Other than disclosed in this Listing Statement, there is nothing of value, including money, property, contracts, options or rights of any kind received or to be received by Mr. Murphy directly or indirectly from Acreage Holdings, the Resulting Issuer or from a Subsidiary, nor any assets, services or other consideration received or to be received by the Acreage Holdings, the Resulting Issuer or a Subsidiary in return. Other than disclosed in this Listing Statement, no asset has been acquired, within the two years before the date of this document, or is to be acquired by the Acreage Holdings, the Resulting Issuer or any Subsidiary, from Mr. Murphy. Additional information about Mr. Murphy is disclosed elsewhere in this Listing Statement, including in connection with his capacity as an officer and director of the Resulting Issuer. See Section “Directors and Officers” and “Executive Compensation” for further details.

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19.       LEGAL PROCEEDINGS

19.1       Legal Proceedings

As of the date of this Listing Statement, aside from the legal proceeding summarized below, there is no legal proceeding material to, and no contemplated legal proceedings or regulatory actions known to be material to, any of Pubco, Acreage Holdings, the Resulting Issuer or any Subsidiary, or to which any of Pubco, Acreage Holdings, the Resulting Issuer or any Subsidiary is a party or of which any of their property is the subject matter.

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC and Acreage Holdings. The Index Number for the action is 655480/2018. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

Acreage Holdings intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by Acreage Holdings. Acreage Holdings is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

19.2       Regulatory actions

As of the date of this Listing Statement, none of Pubco, Acreage Holdings, the Resulting Issuer or any Subsidiary has been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three years immediately preceding the date hereof, nor has any party entered into a settlement agreement with a securities regulatory authority within the three years immediately preceding the date hereof, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Resulting Issuer’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

20.       INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Listing Statement, no proposed director or executive officer of the Resulting Issuer or person or company that is expected to be a director or indirect beneficial owner of, or exercise direction or control over, more than 10 percent of any class or series of the voting securities of the Resulting Issuer immediately following completion of the RTO, or any Associate or Affiliate of the foregoing has or had any material interest, direct or indirect, in any transaction within the three years before the date of this Listing Statement, or in any proposed transaction, which has will materially affect the Resulting Issuer or any of its Subsidiaries.

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21.       AUDITORS, TRANSFER AGENTS AND REGISTRARS

21.1       Auditors

Prior to completion of the RTO, the auditors of Pubco were RSM Canada LLP, at its office located at 11 King Street West, Suite 700, Toronto, Ontario, M5H 4C7.

The auditors of Acreage Holdings are Macias Gini & O’Connell LLP, at its office located at 3000 S. Street, Suite 300, Sacramento, CA 95816.

The auditors of D&B Wellness, LLC are Sheehan & Company, C.P.A., P.C., at its office located at 165 Orinoco Drive, Brightwaters, NY, 11718.

The auditors of PWCT, WPMC, and PATCC are Davidson & Company LLP, Chartered Professional Accountants, P.O. Box 10372, Pacific Centre, 1200 - 609 Granville Street, Vancouver, BC, Canada, V7Y 1G6.

At the Pubco Meeting, the Pubco Shareholders approved the appointment of MNP LLP, Chartered Professional Accountants, at its office located at 111 Richmond St W #300, Toronto, ON M5H 2G4, Canada, as the auditors of the Resulting Issuer upon completion of the RTO.

21.2       Transfer Agents

The transfer agent and registrar of the Resulting Issuer’s securities will be, Odyssey Trust Company, at its offices located at 835 - 409 Granville Street, Vancouver, British Columbia V6C 1T2.

22.       MATERIAL CONTRACTS

22.1       Material Contracts

Except for contracts entered into by the Resulting Issuer in the ordinary course of business, set out below are the only material contracts entered into or currently anticipated to be entered into by the Resulting Issuer or a subsidiary of the Resulting Issuer within the two years before the date of Listing Statement:

(a)	A&R LLC Agreement (see Section 10 above for further details);
(b)	Acreage Support Agreement (see Section 10 above for further details);
(c)	USCo2 Support Agreement (see Section 10 above for further details);
(d)	Definitive Agreement;
(e)	Tax Receivable Agreement (see Section 10 above for further details); and
(f)	Coattail Agreement.

22.2       Unitholders’ Agreement

A copy of the A&R LLC Agreement will be filed under the Resulting Issuer’s profile on www.sedar.com.

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23.       INTEREST OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this Listing Statement or as having prepared or certified a report or valuation described or included in this Listing Statement holds any beneficial interest, direct or indirect, in any securities or property of Pubco, Acreage Holdings or of an Associate or Affiliate thereof and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of Pubco, Acreage Holdings or of an Associate or Affiliate thereof and no such person is a promoter of Pubco, Acreage Holdings or of an Associate or Affiliate thereof. RSM Canada LLP is independent of Pubco in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. Macias Gini & O’Connell LLP, Sheehan & Company, C.P.A., P.C., and Davidson & Company LLP are all independent of Acreage Holdings, and have performed their services in accordance with the rules of professional conduct of International Auditing Standards.

24.       OTHER MATERIAL FACTS

24.1       Certain United States Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below) relating to the ownership and disposition of Subordinate Voting Shares, but does not purport to be a complete analysis of all potential tax matters for consideration. The effects of tax laws, including by way of example only certain U.S. estate and gift tax laws, and any applicable State, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each instance in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Subordinate Voting Shares. The Resulting Issuer has not sought and will not seek any rulings from the IRS, or an opinion from legal counsel, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of Subordinate Voting Shares.

This discussion is limited to U.S. Holders and Non-U.S. Holders that hold Subordinate Voting Shares after giving effect to the RTO and that hold Subordinate Voting Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation holders who, or which, are:

•	U.S. expatriates, former citizens of the U.S., or former long-term residents of the U.S.;
•	subject to the alternative minimum tax or the tax on net investment income;
•	holding Subordinate Voting Shares as part of a hedge, straddle, or as part of a conversion transaction or other integrated investment or risk reduction strategy or transaction;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities or foreign currencies, or that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	“controlled foreign corporations”, “passive foreign investment companies”, or corporations that accumulate earnings to avoid, or which has the result of avoiding, U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	deemed to sell Subordinate Voting Shares under the constructive sale provisions of the Code;

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•	are required to accelerate the recognition of any item of gross income with respect to Subordinate Voting Shares as a result of such income being recognized on an applicable financial statement;
•	persons who hold or receive Subordinate Voting Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and
•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Subordinate Voting Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner, the activities of the entity treated as a partnership for U.S. federal income tax purposes, and certain determinations made at the partner level. Accordingly, entities treated as partnerships holding Subordinate Voting Shares and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. RESULTING ISSUER SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Subordinate Voting Shares after giving effect to the RTO that is, for U.S. federal income tax purposes:

•	an individual who is a U.S. resident (discussed below) or U.S. citizen;
•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any State within the U.S. or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust that either (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

With respect to the first bullet point above, an individual is generally treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual either (i) is the holder of a green card, generally during any point of such year, or (ii) is present in the U.S. for at least 31 days in that calendar year, and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation (often referred to as the Substantial Presence Test), all of the days present in the U.S. during the current year, one-third of the days present in the U.S. during the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are generally treated for U.S. federal income tax purposes as if they were U.S. citizens.

Tax Classification as a U.S. Domestic Corporation

As a result of the RTO, pursuant to Section 7874(b) of the Code and the Treasury Regulations promulgated thereunder, notwithstanding that the Resulting Issuer is organized under the provisions of the BCBCA, solely for U.S. federal income tax purposes, it is anticipated that the Resulting Issuer will be treated as a U.S. domestic corporation.

The Resulting Issuer anticipates that it will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Resulting Issuer being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Resulting Issuer that are not discussed in this summary.

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Generally, the Resulting Issuer will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the IRS. The Resulting Issuer anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Resulting Issuer as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Resulting Issuer in Canada. Accordingly, it is possible that the Resulting Issuer will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Subordinate Voting Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that the Resulting Issuer will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Considerations for U.S. Holders

Distributions

Distributions of cash or property on Subordinate Voting Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Resulting Issuer’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder meets certain holding period and other requirements. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a U.S. Holder’s adjusted tax basis in its Subordinate Voting Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under “-- Sale or Other Taxable Disposition” below.

Dividends received by corporate U.S. Holders may be eligible for a dividends received deduction, subject to certain restrictions relating to, among others, the corporate U.S. Holder’s taxable income, holding period and debt financing.

Sale or Other Taxable Disposition

Upon the sale or other taxable disposition of Subordinate Voting Shares, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized by such U.S. Holder in connection with such sale or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in such stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period respecting such stock is more than twelve months. U.S. Holders who are individuals are eligible for preferential rates of taxation respecting their long-term capital gains. Deductions for capital losses are subject to limitations.

Foreign Tax Credit Limitations

Because it is anticipated that the Resulting Issuer will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Subordinate Voting Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Resulting Issuer as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Resulting Issuer to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Resulting Issuer. Similarly, to the extent a sale or disposition of the Subordinate Voting Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Subordinate Voting Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

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The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding these rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Subordinate Voting Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding

U.S. backup withholding (currently at a rate of 24%) is imposed upon certain payments to persons that fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Distributions to U.S. Holders will generally be exempt from backup withholding, provided the U.S. Holder meets applicable certification requirements, including providing a U.S. taxpayer identification number on a properly completed IRS Form W-9, or otherwise establishes an exemption. The Resulting Issuer must report annually to the IRS and to each U.S. Holder the amount of distributions and dividends paid to that U.S. Holder and the proceeds from the sale or other disposition of Subordinate Voting Shares, unless such U.S. Holder is an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will generally be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, and may entitle such U.S. Holder to a refund, provided the required information and returns are timely furnished by such U.S. Holder to the IRS.

Tax Considerations for Non-U.S. Holders

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Subordinate Voting Shares after giving effect to the RTO that is neither a “U.S. Holder” nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions

Distributions of cash or property on Subordinate Voting Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Resulting Issuer’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Subordinate Voting Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under “-- Sale or Other Taxable Disposition” below.

Subject to the discussions under “-- Information Reporting and Backup Withholding” and under “-- FATCA” below, any dividend paid to a Non-U.S. Holder of Subordinate Voting Shares that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such holder’s eligibility for the reduced rate. If a Non-U.S. Holder holds Subordinate Voting Shares through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non-U.S. Holder’s agent will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a U.S. person. In such case, the Resulting Issuer will not have to withhold U.S. federal tax so long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions under “-- Information Reporting and Backup Withholding” and under “-- FATCA” below, any gain realized on the sale or other disposition of Subordinate Voting Shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder);
•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or
•	the rules of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

A Non-U.S. Holder who has gain that is described in the first bullet point immediately above will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non-U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a “U.S. real property interest” (“USRPI”). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation (like Subordinate Voting Shares) assuming the U.S. corporation’s interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation’s (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a USRPHC. The Resulting Issuer is not, and does not anticipate becoming as a result of the RTO, a USRPHC.

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Information Reporting and Backup Withholding

With respect to distributions and dividends on Subordinate Voting Shares, the Resulting Issuer must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

With respect to sales or other dispositions of Subordinate Voting Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Subordinate Voting Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of Subordinate Voting Shares, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to FATCA (Sections 1471 through 1474 of the Code) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition (including certain distributions treated as a sale or other disposition) of, Subordinate Voting Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any “substantial United States owners” (as defined in the Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

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Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA (i) generally applies currently to payments of dividends on Subordinate Voting Shares, and (ii) will apply to payments of gross proceeds from the sale or other disposition of such stock (including certain distributions treated as a sale or other disposition) on or after January 1, 2019.

24.2       Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a shareholder who holds Subordinate Voting Shares and who at all relevant times, for purposes of the Tax Act holds the Subordinate Voting Shares as capital property and deals at arm’s length with the Resulting Issuer and is not affiliated with the Resulting Issuer (a “Holder”). Generally, the Subordinate Voting Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading in or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act (including the regulations thereunder), all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this prospectus, the current published administrative policies and assessing practices of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended (the “Treaty”). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder of a Subordinate Voting Share, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. Accordingly, Holders of Subordinate Voting Shares should consult their own tax advisors with respect to an investment in the Subordinate Voting Shares having regard to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”). Canadian Holders whose Subordinate Voting Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Subordinate Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a Canadian Holder makes an election with the Resulting Issuer under section 85 of the Tax Act, the Subordinate Voting Shares received will not be “Canadian securities” to such holder and will not be deemed to be capital property under subsection 39(4) of the Tax Act. Canadian Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

This summary is not applicable to: (a) a Canadian Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules, (b) a Canadian Holder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (c) a Canadian Holder that is a “specified financial institution” as defined in the Tax Act, or (d) a Canadian Holder which has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. This summary does not apply to a Canadian Holder who has entered or will enter into a “derivative forward agreement” under the Tax Act with respect to Subordinate Voting Shares. This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Canadian Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or that becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Subordinate Voting Shares, controlled by a non-resident corporation for purposes of the rules in section 212.3 of the Tax Act. Any such Canadian Holder to which this summary does not apply should consult its own tax advisor.

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Dividends on Subordinate Voting Shares

In the case of a Canadian Holder who is an individual, dividends received or deemed to be received on the Subordinate Voting Shares will be included in computing the Canadian Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Resulting Issuer, any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Canadian Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Resulting Issuer’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Subordinate Voting Shares by a Canadian Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Subordinate Voting Shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year.

Dividends received by a Canadian Holder who is an individual (including certain trusts) may result in such Canadian Holder being liable for minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

A Canadian Holder may be subject to United States withholding tax on dividends received on the Subordinate Voting Shares (see “Certain United States Federal Tax Considerations”). Any United States withholding tax paid by or on behalf of a Canadian Holder in respect of dividends received on the Subordinate Voting Shares by a Canadian Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Subordinate Voting Shares by a Canadian Holder may not be treated as income sourced in the United States for these purposes. Canadian Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Subordinate Voting Shares.

Dispositions of Subordinate Voting Shares

Upon a disposition or deemed disposition of Subordinate Voting Shares, a capital gain (or loss) will generally be realized by a Canadian Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the Subordinate Voting Shares to the Canadian Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of a Subordinate Voting Share to a Canadian Holder will be determined in accordance with the Tax Act by averaging the cost to the Canadian Holder of a Subordinate Voting Share with the adjusted cost base of all other Subordinate Voting Shares held by the Canadian Holder as capital property. Such capital gain (or capital loss) will be subject to the treatment described below under “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One-half of a capital gain (a “taxable capital gain”) must be included in a Canadian Holder’s income. One-half of a capital loss (an “allowable capital loss”) will generally be deductible by a Canadian Holder against taxable capital gains realized in that year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Canadian Holder is a corporation, any such capital loss realized on the sale of shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or certain trusts of which a corporation is a member or beneficiary. Taxable capital gains realized by a Canadian Holder who is an individual may give rise to alternative minimum tax depending on the Canadian Holder’s circumstances. A ‘‘Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including an amount in respect of a taxable capital gain arising from the disposition of a Subordinate Voting Share.

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A Canadian Holder may be subject to United States tax on a gain realized on the disposition of a Subordinate Voting Share (see “Certain United States Federal Tax Considerations”). United States tax, if any, levied on any gain realized on a disposition of a Subordinate Voting Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Subordinate Voting Share by a Canadian Holder may not be treated as income sourced in the United States for these purposes. Canadian Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Non-Canadian Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, the Subordinate Voting Shares in the course of carrying on a business in Canada (a “Non-Canadian Holder”). This section does not apply to an insurer who carries on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their own tax advisors.

Dividends on Subordinate Voting Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on the Subordinate Voting Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Subordinate Voting Shares are considered to be paid to a Non-Canadian Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Resulting Issuer will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account.

Dispositions of Subordinate Voting Shares

A Non-Canadian Holder who disposes of or is deemed to have disposed of a Subordinate Voting Share will not be subject to income tax under the Tax Act unless the Subordinate Voting Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Canadian Holder.

Generally, provided that the Subordinate Voting Shares are, at the time of disposition, listed on a “designated stock exchange” (which currently includes the CSE), the Subordinate Voting Shares will not constitute taxable Canadian property of a Non-Canadian Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were met: (i) 25% or more of the issued shares of any class or series of the capital stock of the Resulting Issuer were owned by one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Subordinate Voting Shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) Canadian resource property (as defined in the Tax Act), (c) timber resource property (as defined in the Tax Act) or (d) options in respect of, or interests in any of, the foregoing property, whether or not such property exists. Non-Canadian Holders for whom the Subordinate Voting n Shares are, or may be, taxable Canadian property should consult their own tax advisors.

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In the event that a Subordinate Voting Share constitutes taxable Canadian property of a Non-Canadian Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Canadian Holders under “Holders Resident in Canada - Dispositions of Subordinate Voting Shares” will generally apply to the Non-Canadian Holder. Non-Canadian Holders should consult their own tax advisor in this regard.

Eligibility for Investment

Provided that the Subordinate Voting Shares are listed on a designated stock exchange within the meaning of the Tax Act (which currently includes the CSE), the Subordinate Voting Shares will be qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a ‘‘Registered Plan”) or a deferred profit sharing plan, each as defined in the Tax Act.

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be, (each, a “Registered Holder” and collectively, the “Registered Holders”) will be subject to a penalty tax if the Subordinate Voting Shares held in a Registered Plan are a “prohibited investment” for the purpose of the Tax Act. The Subordinate Voting Shares will generally be a “prohibited investment” for a particular Registered Plan if a Registered Holder in respect thereof has a “significant interest” (as defined in the Tax Act) in the Resulting Issuer or does not deal at arm’s length with the Resulting Issuer for the purposes of the Tax Act. The Subordinate Voting Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act for trusts governed by a Registered Plan.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. Holders who intend to hold Subordinate Voting Shares in a Registered Plan should consult their own tax advisors having regard to their own particular circumstances.

24.3       Other Material Facts

Other than as set out elsewhere in this Listing Statement, there are no other material facts about the Resulting Issuer and its securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Resulting Issuer and its securities.

25.       ENFORCEMENT OF JUDGEMENTS

All of the Resulting Issuer’s operations and assets will be located outside of Canada and each of its directors and officers, except Mr. Mulroney, reside outside of Canada. Accordingly, it may not be possible for investors to enforce against such person’s judgements obtained in Canadian courts predicated on the civil liability provisions of applicable securities laws in Canada. Investors are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

26.       FINANCIAL STATEMENTS

Please refer to Schedule “A” for Pubco’s annual audited financial statements for the years ended August 31, 2018 and 2017.

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Please refer to Schedule “C” for Acreage Holdings’ annual audited financial statements for the years ended December 31, 2017 and 2016 and to Schedule “E” for Acreage Holdings’ interim financial statements for the three and six months ended June 30, 2018 and 2017.

Please refer to Schedule “H” for D&B Wellness LLC’s annual audited financial statements for the years ended December 31, 2017 and 2016 and to Schedule “J” for D&B Wellness LLC’s interim financial statements for the three and six months ended June 30, 2018 and 2017.

Please refer to Schedule “L” for Prime Wellness of Connecticut, LLC’s annual audited financial statements for the years ended December 31, 2017 and 2016 and to Schedule “N” for Prime Wellness of Connecticut, LLC’s interim financial statements for the three and six months ended June 30, 2018 and 2017.

Please refer to Schedule “P” for The Wellness & Pain Management Connection, LLC’s annual audited financial statements for the years ended December 31, 2017 and 2016 and to Schedule “R” for The Wellness & Pain Management Connection, LLC’s interim financial statements for the three and six months ended June 30, 2018 and 2017.

Please refer to Schedule “T” for Prime Alternative Treatment Center Consulting, LLC’s annual audited financial statements for the years ended December 31, 2017 and 2016 and to Schedule “V” for Prime Alternative Treatment Center Consulting, LLC’s interim financial statements for the three and six months ended June 30, 2018 and 2017.

Please refer to Schedule “G” for pro forma financial statements of the Resulting Issuer.

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CERTIFICATE OF ACREAGE HOLDINGS

Pursuant to a resolution duly passed by its Members, High Street Capital Partners, LLC, hereby applies for the listing of the above mentioned securities on the Canadian Securities Exchange. The foregoing contains full, true and plain disclosure of all material information relating to High Street Capital Partners, LLC. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at New York, New York

this 14th day of November, 2018.

“Kevin Murphy”	“Glen Leibowitz”
Kevin Murphy	Glen Leibowitz
Chief Executive Officer	Chief Financial Officer

HIGH STREET CAPITAL PARTNERS MANAGEMENT LLC, as managing member of HIGH STREET CAPITAL PARTNERS, LLC

By:
“Kevin Murphy”
Name: Kevin Murphy
Title: Managing Member

“Kevin Murphy”
Kevin Murphy
Promoter

FORM 2A - LISTING STATEMENT - 155 -

CERTIFICATE OF ACREAGE HOLDINGS, INC.

The foregoing contains full, true and plain disclosure of all material information relating to Acreage Holdings, Inc. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made relating to Acreage Holdings, Inc.

Dated at Toronto, Ontario

this 14th day of November, 2018.

“Michael Stein”	“Gabriel Nachman”
Michael Stein	Gabriel Nachman
President & Secretary	Chief Financial Officer

“Nicholas T. Hariton”	“Barry Polisuk”
Nicholas T. Hariton	Barry Polisuk
Director	Director

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Schedule “A”

PUBCO’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED AUGUST 31, 2018 AND 2017

(see attached)

Applied Inventions Management Corp.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended August 31, 2018 and 2017

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Applied Inventions Management Corp.

We have audited the accompanying consolidated financial statements of Applied Inventions Management Corp. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2018 and August 31, 2017 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2018 and August 31,2017 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Applied Inventions Management Corp. as at August 31, 2018 and August 31, 2017, and its financial performance and its cash flows for the years ended August 31, 2018 and August 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

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Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainties that may cast significant doubt about Applied Inventions Management Corp.'s ability to continue as a going concern.

Chartered Professional Accountants

Licensed Public Accountants

October 22, 2018, except Note 14, which is as of January 29, 2019

Toronto, Ontario

Applied Inventions Management Corp. Consolidated Balance Sheets
(Expressed in Canadian Dollars)
As at August 31

	2018	2017
Assets
Current
Cash	$799	$599
Accounts receivable	28,243	–
	$29,042	$599
Liabilities
Current Accounts payable and accrued liabilities (Note 3)	$106,142	$94,693
Shareholder advances (Note 4)	147,244	89,056
Subordinate voting debenture (Note 5)	–	331,875

	253,386	515,624

Subordinate voting debenture (Note 5)	304,348	–

	557,734	515,624

Shareholders' Deficiency
Capital stock (Note 6)	2,520,946	2,520,946
Contributed surplus	806,381	749,685
Warrant capital (Note 5 and 8)	46,323	46,323
Equity component of convertible debentures (Note )	14,429	68,108
Deficit	(3,916,771)	(3,900,087)
	(528,692)	(515,025)
	$29,042	$599

Nature of Business and Going Concern (Note 1)

Subsequent Event (Note 13)

Approved by the Board	"Michael Stein"	" Gabriel Nachman"
	Director (Signed)	Director (Signed)

See accompanying notes

3

Applied Inventions Management Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Years Ended August 31

	2018	2017

Expenses
Accretion expense	$21,616	$71,972
Bank charges	131	215
Interest on debenture and shareholder advances (Notes 4, 5 and 10)	48,801	63,639
Gain on extinguishment of Subordinate voting debenture (Note 5)	(120,631)	–
Professional fees	106,963	51,554
Professional fees and expense recovery	(43,213)	–
Stock based compensation	3,017	–

Net Loss and comprehensive loss for the year	$16,684	$187,380

Loss per share
Basic and diluted	$0.002	$0.058

Weighted average number of common shares outstanding
Basic and diluted	8,228,034	3,216,607

See accompanying notes

4

Applied Inventions Management Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Years Ended August 31,2018 and 2017

	Capltal Stock (Note 6)	Contributed Surplus	Warrant Capital	Equity Component of Convertible Debentures	Deficit	Total
Balance, September 1, 2016	$2,192,923	$731,785	$–	$128,048	$(3,712,707)	$(659,951)
Net Loss and comprehensive loss	–	–	–	–	(187,380)	(187,380)
Settlement of debt with shareholder	–	17,900	–	–	–	17,900
Conversion of multiple voting debentures (Note 5)	328,023	–	46,323	(59,940)	–	314,406

Balance, August 31, 2017	$2,520,946	$749,685	$46,323	$68,108	$(3,900,087)	$(515,025)
Net Loss and comprehensive loss	–	–	–	–	(16,684)	(16,684)
Stock based compensation	–	3,017	–	–	–	3,017
Extinguishment of Subordinate voting debenture (Note 5)	–	53,679	–	(53,679)	–	–

Balance, August 31, 2018	$2,520,946	$806,381	$46,323	$14,429	$(3,916,771)	$(528,692)

See accompanying notes

5

Applied Inventions Management Corp. Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years Ended August 31

	2018	2017
Cash provided by (used in)
Operations
Net loss and comprehensive loss	$(16,684)	$(187,380)
Items not affecting cash
Interest accrued on debentures and shareholder advances	48,801	63,639
Shareholder payment of professional fees	44,768	10,494
Accretion expense	21,616	71,972
Gain on extinguishment of debenture	(120,631)	–
Stock based compensation	3,017	–
	(19,113)	(41,275)
Net changes in non-cash working capital
Accounts receivable	(28,243)	–
Accounts payable and accrued liabilities	46,356	37,048
	(1,000)	(4,227)

Financing
Shareholder advances	1,200	4,100
Net change In cash	200	(127)
Cash, beginning of year	599	726
Cash, end of year	$799	$599

See accompanying notes

6

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

1.	NATURE OF BUSINESS AND GOING CONCERN

Applied Inventions Management Corp. (the "Company"), is incorporated under the laws of the Province of Ontario. The Company has no assets other than a minimal amount of cash. The Company carries on the business of identification and evaluation of assets or businesses with a view to completing a potential transaction.

The registered office of the Company is located at 1 Adelaide Street East Suite 801 Toronto, Ontario M5C 2V9.

While these consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") on a going concern basis that presumes the realization of assets and discharge of liabilities in the normal course of business, there are material uncertainties related to adverse conditions and events that may cast significant doubt on the Company's ability to continue as a going concern.

During the year ended August 31, 2018, the Company did not earn revenue, incurred a loss of $16,684 (2017 - $187,380) and, as of that date, the Company had an accumulated deficit of $3,916,771 (2017 - $3,900,087), a working capital deficiency of $224,344 (2017 - $515,025) and negative cash flows from operations of $1,000 (2017 - $4,227). These factors create material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern.

The Company's continuing ability to meet its obligations as they come due is dependent upon continued financial support from related parties (Notes 4, 5 and 10) and the Company's ability to raise additional funds through the issuance of shares or debt.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS and their interpretations adopted by the International Accounting Standards Board ("IASB").

The consolidated financial statements of the Company for the year ending August 31, 2018 were approved and authorized for issue by the Board of Directors on October 22, 2018, except Note 14, which is as of January 29, 2019.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

7

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

             Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Applied Inventions Management Corporation U.S.A. and Tour Technologies. The two subsidiaries are inactive.

Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian dollars, which is also the Company's and its subsidiaries' functional currency.

Financial Instruments

Financial assets classified as fair value through profit and loss ("FVTPL") are measured at fair value with any resultant gain or loss recognized in profit or loss. Financial assets classified as loans and receivables and held to maturity, are measured at amortized cost using the effective interest rate method.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company's financial assets include cash while the Company's financial liabilities include accounts payable and accrued liabilities, shareholder advances, subordinate and multiple voting debentures. Classification of these financial instruments is as follows:

Financial Instrument	Classification

Cash	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities
Shareholder advances	Other financial liabilities
Subordinate and multiple voting debentures	Other financial liabilities

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fairvalue hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: Valuation techniques based on inputs other than quoted prices included in Level 1that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company's financial instruments measured at fair value on the consolidated balance sheet consist of cash.

8

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

            Compound Financial Instruments

Compound financial instruments include subordinate and multiple voting convertible debentures, which are comprised of two components, the debt component and the conversion feature, which is considered equity. The debt component of the instrument is initially recognized at fair value, with the residual being allocated to the conversion feature, classified as equity. Transaction costs are allocated between the debt component and the conversion feature on a pro rata basis.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Upon conversion of the subordinate voting and multiple voting convertible debenture the value of the equity component is reallocated to Class "A" and Class "B" shares. Upon expiry or extinguishment of the conversion feature or repayment of the debenture, the equity component is reallocated to contributed surplus.

Debt Modification

From time to time, the Company pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Company to be debt modifications or extinguishments. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different based on qualitative factors, or when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different then the transaction is accounted for as an extinguishment of the old debt instrument with a gain/loss to the carrying amount of the liability being recorded in the consolidated statements of operations immediately. Also, the transaction costs related to the debt extinguishment are recorded in the profit and loss accounts.

Loss Per Share

The Company presents basic and diluted loss per share data for its shares, calculated by dividing the loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all warrants and options outstanding, if any, that may add to the total number of shares. If the number of shares outstanding increases or decreases as a result of share split or consolidation, the calculation of basic and diluted loss per share for all periods presented, is adjusted retrospectively.

9

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it does not record that excess.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities. The estimates and associated assumptions are based on anticipations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The significant estimates made by management in the preparation of these consolidated financial statements is the inputs used in the valuation of the warrants related to the units attached to the multiple voting debentures during the year. The significant judgments made by management in the preparation of these consolidated financial statements are fair value of the liability component related to the subordinate voting debenture and multiple voting debenture and the assumption that the Company will continue as a going concern.

10

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd) Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") issued a number of new and revised standards, amendments and related interpretations which are effective for the Company's financial year beginning on or after September 1, 2018. Many are not applicable or do not have a significant impact on the Company and so have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9, Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. IFRS 9 is required for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company does not expect this standard to have an effect on the Company's consolidated financial statements.

IFRS 16, Leases, which was issued in January 2016, will replace current lease accounting standards. It proposes to record all leases on the balance sheet with certain limited exceptions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Limited earlier adoption is permitted. The Company does not expect this standard to have an effect on the Company's consolidated financial statements.

3.              ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018	2017
Trade payables	$32,273	$24,051
Debenture interest	26,029	45,995
Accrued liabilities:
Legal	37,515	14,647
Audit and accounting	10,325	10,000
	$106,142	$94,693

11

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

4.	SHAREHOLDER ADVANCES

Shareholder advances, principal plus accrued interest, include advances made by the current controlling shareholder who is also a director and officer of the Company since September 1, 2009. The advances bear interest at the rate of 10% per annum calculated monthly, are secured by a general security agreement and are due on demand.

5.	DEBENTURES

On April 27, 2016, the Company agreed to settle an aggregate of $645, 154 of indebtedness owing to the controlling shareholder, who is a director and officer of the Company, and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343, 154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE. The debentures bear interest at a stated rate of 10% per annum. Interest is payable quarterly and the principal amounts outstanding are due on April 27, 2018, the maturity date.

The secured subordinate voting debenture and the multiple voting debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class "A" subordinate voting share and one Class "B" multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class "A" subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the subordinate voting and multiple voting debentures, respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68, 108 and $59,940 for the subordinate voting and multiple voting debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260, Multiple Voting Units, comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable share purchase warrants (Note 8).

12

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

5.	DEBENTURES (Cont'd)

On May 28, 2018 Subordinate Voting Debenture date was extended to October 27, 2020, on the same terms and conditions. The extension represents an extinguishment of the debenture. As such the new debt instrument was recorded at fair value on the amendment date.

	Original Subordinate	Amended Subordinate
	Voting	Voting
	Debenture	Debenture
Principal value of debentures issued	$343,154	$414,642
Gain on settlement of debenture	–	(120,631)
Equity component from original	–	68,108
Equity component	(68,108)	(14,429)
Loss on equity component	–	(531679)
Liability component at date of issue	275,046	294,011
Accretion	56,829	–
Liability component at August 31, 2017	331,875	–
Accretion	11,279	10,337
Settlement of debenture	(343,154)	–
Liability component at August 31, 2018	$–	$304,348

The fair value of the debt component upon amendment was $294,012, based on a market rate of borrowing of 25.79%. This resulted in a gain on extinguishment of $120,631. The fair value of the equity component upon amendment was $14,429 based on the Black Scholes option pricing model with the following assumptions: Share price $0.01, dividend yield 0%, expected volatility (based on comparables) 100%, a risk tree interest rate of 1% and an expected life of 2 years.

13

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

6.	CAPITAL STOCK

a)	Authorized:
unlimited	Class "A" subordinate voting convertible shares, convertible into an equal number of Class “B” shares at the option of the holder upon an offer to purchase all or substantially all of the Class "B” shares of the Company;
unlimited	Class "B" multiple voting (20 votes per share) convertible shares, convertible into an equal number of Class “A” shares at the option of the holder;
unlimited	Class "C" preference shares, non-voting, redeemable at the option of the holder, convertible into an equal number of Class “A” shares at the option of the holder.

b)	Issued and outstanding:

	Number of Class “A” Shares	Amount	Number of Class “B” Shares	Amount
Balance, August 31, 2016	388,435	$1,106,187	1,139,339	$1,086,736
Issuance of Class "B" shares (Note 5)	–	–	6,700,260	328,023

Balance, August 31, 2017 and 2018	388,435	$1,106,187	7,839,599	$1,414,759

7.	STOCK OPTION PLAN

The Company's stock option plan provides options that can be exercised for a maximum of 10% of the issued and outstanding Class "A" Subordinate Voting Shares and a maximum of 10% of the issued and outstanding Class "B" Multiple Voting Shares on the date of grant.

On April 29, 2016, 150,000 options to purchase Class “A” shares were granted pursuant to the Company's stock option plan to directors of the Company. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on April 29, 2021.

On October 27, 2017, the Company granted 600,000 options to its directors. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on October 27, 2022.

See Note 13.

14

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

7.	STOCK OPTION PLAN (Cont'd)

The following summarizes the stock options outstanding for the year ended August 31, 2018:

	2018		2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	150,000	$0.05	150,000		$0.05
Issued	600,000	$0.05	–	$	Nil
Ending balance	750,000	$0.05	150,000		$0.05
Exercisable	750,000	$0.05	150,000		$0.05

The Company had the following options issued at August 31, 2018:

Number of Options	Exercisable	Exercise Price	Weighted Average Time to Maturity
150,000	150,000	$0.05	2.66 years
600,000	600,000	$0.05	4.16 years
750 000	750,000

The fair value of the options granted during the year ended August 31, 2018 was $3,017, estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted average inputs and assumptions:

2016
Exercise price	$0.05
Expected volatility	100%
Risk-free interest rate	1.00%
Expected life	5.0 Years
Estimated share price	$0.01

The expected volatility and estimated share price of the options is based on comparable companies in the industry.

15

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

8.	WARRANT CAPITAL

The following summarizes the warrants issued during the year ended August 31, 2018:

	2018			2017
			Weighted			Weighted
	Number		Average	Number		Average
	of		Exercise	of		Exercise
	Warrants		Price	Warrants		Price
Beginning balance	6,700,260		$0.06	—	$	Nil
Issued (Note 5)	—	$	Nil	6,700,260		$0.06
Ending balance	6,700,260		$0.06	6,700,260		$0.06

The Company had the following warrants issued at August 31, 2018:

Number of Warrants	Exercise Price	Weighted Average Time to Maturity
6,700,260	$ 0.06	0.75 years

See Note 13.

9.	INCOME TAXES

Provision for Income Taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the combined federal and provincial statutory rate of 26.50% (2017 - 26.50%) to the net loss and comprehensive loss for the period. The reason for the difference is as follows:

	2018	2017
Loss before income taxes	$(16,684)	$(187,380)
Statutory rate	26.50%	26.50%
Expected income tax recovery	$(4,421)	$(49,656)
Increase (decrease) resulting from:
Non-deductible stock based compensation	800	–
Non-deductible accretion expense	5,728	–
Non-taxable gain on debt extinguishment	(31,967)	–
Change in deferred tax assets not recognized	29.860	49,656
Income tax exeense	$–	$–

16

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

9.       INCOME TAXES (Cont'd)

The Company's deferred income tax assets are estimated as follows:

	2018	2017
Deferred income tax assets
Non-capital losses	$195,570	$165,734
Less: Deferred tax assets not recognized	(195,570)	(165,734)
Net deferred income tax asset	$–	$–

Losses Carried Forward

As at August 31, 2018, the Company has non-capital losses for income tax purposes of approximately $738,000 available to apply against future taxable income. If not utilized, the non-capital losses will expire as follows:

2026	$6,000
2028	5,000
2030	1,000
2031	56,000
2032	55,000
2033	39,000
2034	62,000
2035	57,000
2036	157,000
2037	187,000
2038	113,000
$738,000

1O. RELATED PARTY TRANSACTIONS

(a)	The interest expense of $48,801 (2017 - $63,639) is for the current controlling shareholder who is also a director and officer of the Company. Interest expense of $12,220 (2017 - $6,674) is interest accrued on outstanding shareholder advances that are interest bearing. Interest expense of $36,581 (2017 - $56,965) is interest accrued on the outstanding subordinate and multiple voting debentures.

(b)	As at August 31, 2018 the Company has shareholder loans due to the current controlling shareholder who is also an officer and director of the Company, consisting of a $147,244 (2017 - $89,056) advance bearing interest at 10% per annum, secured by a general security agreement.

(c)

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and officer of the Company, and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE (Note 5).

17

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

10.	RELATED PARTY TRANSACTIONS (Cont'd)

(d)	On May 30, 2017 WFE a company controlled by the controlling shareholder of the Company converted a secured multiple voting debenture into 6,700,260, Multiple Voting Units, at $0.05 per Unit comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable shares purchase warrants totaling $374,346, of which $46,323 was allocated to the share purchase warrants.

The conversion was accounted for as the elimination of the multiple voting debenture liability with a transfer of the recorded liability and the equity component of the debenture to capital stock.

(e)	Included in accounts payable and accrued liabilities is $6,030 (2017 - $16,030) related to expense reimbursement (2017 - consulting fees) owed to an officer, director and current controlling shareholder.

(f)	During the year ended August 31, 2017, the current controlling shareholder who is also a director and officer of the Company forgave $17,900 worth of outstanding payables due to him, or a company controlled by the controlling shareholder. This amount was recorded as a direct increase in contributed surplus.

11.	CAPITAL RISK MANAGEMENT

The Company considers capital stock, contributed surplus and deficit to represent capital. As at August 31, 2018 and 2017, the Company has a shareholders' deficiency and management's objective is to maintain its ability to continue as a going concern (Note 1).

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended August 31, 2018 and 2017.

12.	FINANCIAL INSTRUMENTS AND RISK FACTORS

Risk management is the responsibility of management who is of the opinion that the Company is exposed to financial risks as described below. The Company's financial instruments comprised of cash, accounts payable and accrued liabilities, shareholder advances and subordinate and multiple voting debentures, approximate fair values due to the relatively short term maturities of the instruments. It is management's opinion that the Company is not exposed to significant interest and currency risks. The Company is not exposed to significant interest risk as the interest rates on the shareholder advances and subordinate voting debenture are fixed.

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company minimizes its credit risk by maintaining cash at major banks and financial institutions.

18

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

12.	FINANCIAL INSTRUMENTS AND RISK FACTORS (Cont'd)

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. As at August 31, 2018, the Company has current liabilities of $253,386 (2017 - $515,624) and no significant assets other than a cash balance of $799 (2017 - $599) and accounts receivable of $28,243 (2017 - $NIL). As a result, the Company is dependent on obtaining additional financing to meet its current obligations. The Company's accounts payable outstanding for over 90 days amount to $NIL (2017 - $19,224).

13.	SUBSEQUENT EVENTS

Subsequent to the year end:

(a)	Directors of the Company exercised their stock options and purchased 750,000 Class “A” Subordinate voting shares at $0.05 per share.

(b)	WFE Investments Corp. exercised 2,300,000 Class "A” Subordinate Voting shares at $0.06 per warrant and the balance of 4,400,260 Class “A” share purchase warrants were cancelled.

(c)	The controlling shareholder converted $115,000 of the secured Class "A" Subordinate Voting Convertible debenture into 2,300,000 Class “A” Subordinate Voting Units. Each Unit is comprised of one Class "A” Subordinate Voting Share and one Class "A" Subordinate Voting Share purchase warrant exercisable at $0.06 per warrant for up to 2 years from date of conversion. The balance of $299,642 and accrued interest has been forgiven and the 2,300,000 Class "A" Subordinate Voting Share purchase warrants have been cancelled.

14.	COMBINATION AGREEMENT

On September 21, 2018, the Company and High Street Capital Partners, LLC (d/b/a Acreage Holdings) ("Acreage Holdings") entered into a definitive business combination agreement (the "Combination Agreement") pursuant to which Acreage Holdings will complete a reverse take-over of the Company (the "Proposed Transaction") and the securityholders of Acreage Holdings will hold substantially all of the outstanding securities of the Company following the Proposed Transaction (the "Resulting Issuer'').

Pursuant to the Combination Agreement, the Company will continue from the Province of Ontario into the Province of British Columbia and will: (i) subdivide its existing Class "B" multiple voting shares (the “Class “B” Multiple Voting Shares”) on the basis of one and one-half (1.5) Class “B” Multiple Voting Shares for each Class “B” Multiple Voting Share issued and outstanding immediately prior thereto; (ii) consolidate its issued and outstanding Class "A" subordinate voting shares ("Applied Class "A" Subordinate Voting Shares ) such that Acreage Holdings units are ultimately exchanged on a 1:1 basis for Resulting Issuer subordinated voting shares pursuant to the Proposed Transaction (the “Consolidation"); (iii) approve the adoption of Articles under the Business Corporations Act (British Columbia) which will effect the amendment of the Company's existing Articles; (iv) change its name to Acreage Holdings Inc.; (v) approve a new equity compensation plan; and (vi) change its financial year end to December 31.

The Proposed Transaction is expected to close in November of 2018 and is subject to the conditions set out in the Combination Agreement, including obtaining the requisite approval of Acreage Holdings and the Company's shareholders.

An application has been made to list the Resulting Issuer's subordinate voting shares on the Canadian Securities Exchange (the "Exchange") upon completion of the Proposed Transaction. The listing will be subject to satisfying all of the Exchange's initial listing requirements.

On November 14, 2018, the Proposed Transaction was completed.

19

Schedule “B”

PUBCO’S MD&A FOR THE YEARS ENDED AUGUST 31, 2018 AND 2017

(see attached)

APPLIED INVENTIONS MANAGEMENT CORP.

Management Discussion and Analysis of Financial Conditions and Results of
Operations for the fiscal years ended August 31, 2018 & 2017

This Management Discussion and Analysis (M. D. & A.) should be read in conjunction with Applied Inventions Management Corp.'s (the "Company") consolidated annual audited financial statements and the accompanying notes thereto which have been prepared in accordance with International Financial Reporting Standards (IFRS) in Canada. All monetary amounts are expressed in Canadian dollars. Additional information regarding the Company is available on the SEDAR website at www.sedar.com

FORWARD - LOOKING INFORMATION

The M. D. & A. and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Management considers the assumptions on which these forward-looking statements are reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

DATE OF M. D. & A.

This M. D. & A. was prepared on October 22, 2018.

GENERAL OVERVIEW

A cease trade order ("CTO") was imposed on the Company by the Ontario Securities Commission on February 20, 2001for failure to file its annual audited consolidated financial statements for the year ended August 31, 2000 and interim unaudited consolidated financial statements for the three month period ended November 30, 2000. These consolidated financial statements were subsequently filed on SEDAR by the Company.

On August 27, 2011 the Ontario Securities Commission issued a Revocation Order of the CTO. The Company is now seeking to complete a transaction that would allow the reinstatement of trading privileges on a recognized stock exchange.

Prior to 2002, the Company manufactured, marketed and distributed the SAVE swimming pool intrusion alarm.

The Company is in the process of reorganizing its affairs.

1

SELECTED ANNUAL INFORMATION

For the years ended August 31st	2017	2018
Sales	$Nil	$ Nil
Net Loss and Comprehensive Loss	($187,380)	($16,684)
Loss per share	($0.058)	($0.002)
Total Assets	$599	$29,042
Current Liabilities	$515,624	$253,386
Total Long Term Debt	$ Nil	$304,348
Cash Dividends	$ Nil	$ Nil
Deficit	($3,900,087)	($3,916,771)

RESULTS OF OPERATION AND QUARTERLY RESULTS

Applied Inventions Management Corp. has incurred administrative costs,professional fees and consulting fees associated with preparing and filing annual audited consolidated financial statements, unaudited interim consolidated financial statements and all other regulatory filing requirements and has continued to accrue interest on its secured demand Debenture payable and its interest bearing shareholder loan.Professional fees incurred for the year August 31,2018 were $106,963 (August 31, 2017 - $51,554). Interest accrued on the secured demand Debenture and shareholder advances was $48,801(August 31,2017 - $63,639). Bank charges were $131 during the year ended August 31,2018 (August 31,2017 - $215).

	Aug 31 2018	May 31 2018	Feb 28 2018	Nov 30 2017	Aug 31 2017	May 31 2017	Feb 28 2017	Nov 30 2016
	Q4	Q3	Q2	Ql	Q4	Q3	Q2	Ql
Total Revenue	$NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL
Gain / (Net Loss) and comprehensive loss	$53,093	($20,406)	($32,184)	($17,187)	($19,039)	($41,246)	($90,622)	($36 473)
Gain / (Net Loss) per Share	$0.006	($0.002)	($0.004)	($0.002)	($0.002)	($0.026)	($0.059)	($0.024)
Weighted average shares outstanding	8,228 034	8,228,034	8,228,034	8,228 034	8 228,034	1,527,774	1,527,774	1,527,774

2

LIQUIDITY

The Company has been dependent upon one of its shareholders who is an officer and director of the Company, to provide financing for ongoing administrative expenses and for costs of re-organizing the affairs of the Company. The shareholder, who is an officer and director of the Company, has indicated that he will continue to fund costs anticipated to be approximately $15,000 per annum. However, if the shareholder decides not to fund the ongoing costs, the Company will have to attempt to raise monies to fund ongoing operations from an alternative source. There is no assurance that the Company will be able to raise the required monies at competitive rates to continue operations.

As at August 31,2018 the Shareholder advances payable, which is owing to a principal shareholder who is a director and officer of the Company, was $147,244 (August 31,2017- $89,056) including accumulated interest advanced to the Company by the same Shareholder and bears interest at 10% per annum and is secured by a General Security Agreement.

FINANCIAL INSTRUMENTS

Financial assets classified as fair value through profit and loss ("FVTPL") are measured at fair value with any resultant gain or loss recognized in profit or loss. Financial assets classified as loans and receivables and held to maturity, are measured at amortized cost using the effective interest rate method.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company's financial assets include cash while the Company's financial liabilities include accounts payable and accrued liabilities, shareholder advances, subordinate and multiple voting debentures. Classification of these financial instruments is as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities
Shareholder advances	Other financial liabilities
Subordinate and multiple voting debentures	Other financial liabilities

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in makingthe measurements. The fair value hierarchy has the following levels:

Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities

3

Level 2: Valuation techniques based on inputs other than quoted prices included in Level 1that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company's financial instruments measured at fair value on the consolidated balance sheet consist of cash.

FINANCIAL RISK MANAGEMENT- LIQUIDITY RISK

Risk management is the responsibility of management who is of the opinion that the Company is exposed to financial risks as described below. It is management’s opinion that the Company is not exposed to significant interest and currency risk.

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company minimizes its credit risk by maintaining cash at major banks and financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. As at August 31, 2018 the Company had current liabilities of $253,386 (August 31, 2017 - $515,624) and assets of $29,042 (August 31, 2017 - $599). As a result, the Company has liquidity risk and is dependent on obtaining additional financing to meet its current obligations.

CAPITAL RISK MANAGEMENT

The Company considers capital stock and deficit to represent capital. As at August 31, 2018 and August 31, 2017 the Company has a negative capital balance and management's objective is to maintain its ability to continue as a going concern by identifying sources for additional financing for working capital and to fund the development of a business.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year August 31, 2018 and August 31, 2017.

OFF BALANCE SHEET ACTIVITIES

As at August 31, 2018 and 2017, the Company had no off balance sheet financial commitments and does not anticipate entering into any contracts of such nature.

DEBENTURES

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder, who is a director and officer of the Company, and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE. The debentures bear interest at a stated rate of 10% per annum. Interest is payable quarterly and the principal amounts outstanding are due on April 27, 2018,the maturity date.

4

The secured subordinate voting debenture and the multiple voting debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class "A" subordinate voting share and one Class "B" multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class "A" subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the subordinate voting and multiple voting debentures, respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68,108 and $59,940 for the subordinate voting and multiple voting debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260, Multiple Voting Units, comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable share purchase warrants.

On May 28, 2018 Subordinate Voting Debenture date was extended to October 27, 2020, on the same terms and conditions. The extension represents an extinguishment of the debenture. As such the new instrument was recorded at fair market value on the amendment date.

	Original	Amended
	Subordinate	Subordinate
	Voting	Voting
	Debenture	Debenture

Principal value of debentures issued	$343,154	$414,642
Gain on settlement of debenture	–	(120,631)
Equity component from original	–	68,108
Equity component	(68,108)	(14,429)
Loss on equity component	–	(53,679)
Liability component at date of issue	275,046	294,011
Accretion	56,829	–
Liability component at August 31, 2017	$331,875	$–

Accretion	11,279	10,337
Settlement of debenture	(343,154)	–

Liability component at August 31, 2018	$–	$304,348

The fair value of the debt component upon amendment was $294,012, based on a market rate of borrowing of 25.79%. This resulted in a gain on extinguishment of $120,631. The fair value of the equity component

5

upon amendment was $14,429 based on the Black Scholes option pncmg model with the following assumptions: Share price $0.01,dividend yield 0%, expected volatility (based on comparables) 100%,a risk tree interest rate of 1% and an expected life of 2 years.

RELATED PARTY TRANSACTIONS

Transactions with related parties are listed below and incurred in the normal course of business and are measured at the exchange amount:

(a)	The interest expense of $48,801(2017 - $63,639) is for the current controlling shareholder who is also a director and officer of the Company. Interest expense of $12,220 (2017 - $6,674) is interest accrued on outstanding shareholder advances that are interest bearing. Interest expense of $36,581 (2017 - $56,965) is interest accrued on the outstanding subordinate and multiple voting debentures.

(b)	As at August 31, 2018 the Company has shareholder loans due to the current controlling shareholder who is also an officer and director of the Company, consisting of a $147,244 (2017 - $89,056) advance bearing interest at 10% per annum,secured by a general security agreement.

(c)	On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and officer of the Company,and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE .

(d)	On May 30,2017 WFE a company controlled by the controlling shareholder of the Company converted a secured multiple voting debenture into 6,700,260,Multiple Voting Units,at $0.05 per Unit comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable shares purchase warrants totaling $374,346, of which $46,323 was allocated to the share purchase warrants.

The conversion was accounted for as the elimination of the multiple voting debenture liability with a transfer of the recorded liability and the equity component of the debenture to capital stock.

(e)	Included in accounts payable and accrued liabilities is $6,030 (2017 - $16,030) related to expense reimbursement (2017 -consulting fees) owed to an officer, director and current controlling shareholder.

(f)	During the year ended August 31, 2017, the current controlling shareholder who is also a director and officer of the Company forgave $17,900 worth of outstanding payables due to him,

6

or a company controlled by the controlling shareholder. This amount was recorded as a direct increase in contributed surplus.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in compliance with IFRS requires the Company's management to make certainestimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions,based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of the Company's asset, liabilities,equity or earnings. There have been no judgments made by management in the application of IFRS that have a significant effect on the financial statements for the year ended August 31,2018 and 2017. Actual results could differ from those estimates.

CONTROLS AND PROCEDURES

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures, for the nature and size of the entity,are effective in providing reasonable assurances that financial information is recorded, processed,summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, is made known to the Company's certifying officers. Management has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded that these controls and procedures are effective, for the nature and size of the entity, in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTSTANDI NG SHARE DATA

Common Shares

As at August 31, 2018 the Company had 388,435 (August 31, 2017 - 388,435) Class "A" Subordinate Voting Shares and 7,839,599 (August 31, 2017 -7,839,599) Class "B" Multiple Voting Shares issued and outstanding.

On May 30, 2017 the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260 Multiple Voting Units, comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700.260 Class "A" detachable shares purchase warrants.

7

Stock Options and share purchase warrants

The Company's stock option plan provides options that can be exercised for a maximum of 10% of the issued and outstanding Class "AH Subordinate Voting Shares and a maximum of 10% of the issued and outstanding Class "B" Multiple Voting Shares on the date of grant.

On April 29, 2016, 150,000 options to purchase Class "A" shares were granted pursuant to the Company's stock option plan to directors of the Company. The options were fully vested at the date of granting,have an exercise price of $0.05 per share and expire on April 29, 2021

On October 27, 2017, the Company granted 600,000 options to its directors. The options were fully vested at the date of granting,have an exercise price of $0.05 per share and expire on October 27,2022.

On May 30, 2017 6,700,200 Class "A" detachable share purchase warrants were issued. Each warrant shall entitle the holder to acquire one Class "A" subordinate voting share at $0.06 per share until two years from date of issue, which was extended to October 27, 2020 on the same terms and conditions (see Debentures above).

SUBSQUENT EVENTS

Subsequent to the year end:

(a)	Directors of the Company exercised their stock options and purchased 750,000 Class "A" Subordinate voting shares at $0.05 per share.
(b)	WFE Investments Corp. exercised 2,300,000 Class "A" Subordinate Voting shares at $0.06 per warrant and the balance of 4,400,260 Class "A" share purchase warrants were cancelled.
(c)	The controlling shareholder converted $115,000 of the secured Class "A" Subordinate Voting Convertible debenture into 2,300,000 Class "A" Subordinate Voting Units. Each Unit is comprised of one Class "A" Subordinate Voting Share and one Class "A" Subordinate Voting Share purchase warrant exercisable at $0.06 per warrant for up to 2 years from date of conversion. The balance of $299,642 and accrued interest has been forgiven and the 2,300,000 Class "A" Subordinate Voting Share purchase warrants have been cancelled.

COMBINATION AGREEMENT

On September 21, 2018, the Company and HighStreet Capital Partners,LLC (d/b/a Acreage Holdings) ("Acreage Holdings") entered into a definitive business combination agreement (the "Combination Agreement") pursuant to which Acreage Holdings will complete a reverse take-over of the Company (the " Proposed Transaction") and the securityholders of Acreage Holdings will hold substantially all of the outstanding securities of the Company following the Proposed Transaction (the "Resulting Issuer").

Pursuant to the Combination Agreement, the Company will continue from the Province of Ontario into the Province of British Columbia and will: (i) subdivide its existing Class "B" multiple voting shares (the "Class B Multiple Voting Shares") on the basis of one and one-half (1.5) Class "B" Multiple Voting Shares for each Class

8

"B" Multiple Voting Share issued and outstanding immediately prior thereto; (ii) consolidate its issued and outstanding Class "A" subordinate voting shares ("Applied Class "A" Subordinate Voting Shares") such that Acreage Holdings units are ultimately exchanged on a 1:1basis for Resulting Issuer subordinated votingshares pursuant to the Proposed Transaction (the "Consolidation"); (iii) approve the adoption of Articles under the Business Corporations Act (British Columbia) which will effect the amendment of the Company's existing Articles; (iv) change its name to Acreage Holdings Inc.;(v) approve a new equity compensation plan;and (vi) change its financial year end to December 31.

The Proposed Transaction is expected to close in November of 2018 and is subject to the conditions set out in the Combination Agreement, including obtaining the requisite approval of Acreage Holdings' and the Company's shareholders.

An application has been made to list the Resulting Issuer'ssubordinate votingshares on the Canadian Securities Exchange (the "Exchange") upon completion of the Proposed Transaction. The listing will be subject to satisfying all of the Exchange's initial listing requirements.

OFFICERS AND DIRECTORS

As at August 31,2018 the officers and directors of the Company include:

Michael Stein	- President and Director
Gabriel Nachman FCPA, FCA	- Acting CFO, Director and Chair of Audit Committee
Nicholas Hariton	- Director
Barry Polisuk	- Director

ADDITIONAL INFORMATION

Additional information relating to the Company is available:

•	On the Internet at the SEDAR website at www.sedar.com or,
•	By contacting Michael Stein at 416-816-9690

9

Schedule “C”

ACREAGE HOLDINGS’ AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

(see attached)

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and 2016

(In United States Dollars)

ACREAGE HOLDINGS

To the Members of High Street Capital Partners, LLC:

The accompanying consolidated financial statements and other financial information in this annual report were prepared by management of High Street Capital Partners, LLC d/b/a Acreage Holdings (“Acreage” or the “Company”), reviewed by the Audit Committee and approved by the Board of Directors.

Management is responsible for the consolidated financial statements and believes that they fairly present the Company’s financial condition and results of operations in conformity with International Financial Reporting Standards. Management has included in the Company’s consolidated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

To discharge its responsibilities for financial reporting and safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further assures the quality of the financial records through careful selection and training of personnel and through the adoption and communication of financial and other relevant policies.

These financial statements have been audited by the Company’s auditors, Macias Gini & O’Connell LLP, and their report is presented herein.

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

November 9, 2018

3

Independent Auditor’s Report

To the Members of High Street Capital Partners, LLC

We have audited the accompanying consolidated financial statements of High Street Capital Partners, LLC d/b/a Acreage Holdings, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of operations, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Macias Gini & O’Connell LLP

3000 S Street, Suite 300

Sacramento, CA 95816

www.mgocpa.com

4

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of High Street Capital Partners, LLC d/b/a Acreage Holdings as at December 31, 2017 and 2016, and the consolidated statements of operations, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Sacramento, CA

November 9, 2018

5

ACREAGE HOLDINGS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
(Expressed in $000’s USD)	Note	2017	2016
ASSETS
Cash		$16,231	$5,296
Restricted cash	3	269	–
Inventory		463	308
Other current assets		515	–
Total current assets		17,478	5,604

Investments	6	33,748	19,805
Promissory notes receivable	7	6,987	2,781
Capital assets, net	8	11,039	642
Intangible asset	5	800	–
Goodwill	5	2,191	2,191
Other non-current assets		766	463
Total non-current assets		55,531	25,882

TOTAL ASSETS		$73,009	$31,486

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities		$7,802	$582
Taxes payable	14	1,114	409
Interest payable	9	143	–
Current portion of debt	9	20	19
Other current liabilities		917	880
Total current liabilities		9,996	1,890

Debt	9	27,598	531
Derivative liabilities	9	2,897	–
Other liabilities		1,975	124
Total non-current liabilities		32,470	655

TOTAL LIABILITIES		$42,466	$2,545

Members' equity	10	$20,133	$24,379
Non-controlling interests		10,410	4,562
TOTAL MEMBERS’ EQUITY		$30,543	$28,941

TOTAL LIABILITIES AND MEMBERS' EQUITY		$73,009	$31,486

Nature of operations (Note 1)
Commitments and contingencies (Note 11)
Subsequent events (Note 15)
Approved on behalf of Management on November 9, 2018

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to consolidated financial statements

6

ACREAGE HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
(Expressed in $000’s USD)	Note	2017	2016
Revenues, net		$7,743	$3,771
Less: cost of goods sold		(4,767)	(2,608)
Gross profit		2,976	1,163

OPERATING EXPENSES
General and administrative		5,001	1,600
Compensation expense		4,790	1,313
Marketing		212	144
Depreciation and amortization	8	20	37
Total operating expenses		10,023	3,094

Net operating loss		$(7,047)	$(1,931)

Income (loss) from investments, net	6	2,313	(223)
Interest income	7	330	160
Interest expense	9	(1,465)	–
Change in fair market value of derivative liabilities		215	–
Other loss, net		(1,156)	(5)
Total other income (loss)		237	(68)

Net loss before income taxes		$(6,810)	$(1,999)

Income tax expense	13	(806)	(409)

Net loss		$(7,616)	$(2,408)

Less: net loss attributable to non-controlling interests		(613)	(462)

Net loss attributable to members of the parent		$(7,003)	$(1,946)

 See accompanying notes to consolidated financial statements

7

ACREAGE HOLDINGS

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Attributable to members of the parent
					Total	Non-
	Membership	Contributed	PIK Units	Accumulated	Members	controlling
(Expressed in $000’s USD)	Units	Capital	Reserve	Deficit	Equity	interests	Total Equity
Balance as at December 31, 2015	27,775,000	$14,716	$–	$(372)	$14,344	$–	$14,344
Issuance of Class A units for cash, net	11,575,000	11,331	–	–	11,331	–	11,331
Issuance of Class A units for in-kind contributions	650,000	650	–	–	650	–	650
Increase in non-controlling interests from business	–	–	–	–	–	265	265
acquisitions
Capital contributions, net	–	–	–	–	–	4,759	4,759
Net loss	–	–	–	(1,946)	(1,946)	(462)	(2,408)
Balance as at December 31, 2016	40,000,000	$26,697	$–	$(2,318)	$24,379	$4,562	$28,941
Issuance of Class C units for in-kind contributions	6,000,000	630	–	–	630	–	630
Issuance of Class C profits interests	3,250,000	1,522	–	–	1,522	–	1,522
Interest expense settled with PIK Class A units	100,329	485	120	–	605	–	605
Capital contributions, net	–	–	–	–	–	6,461	6,461
Net loss	–	–	–	(7,003)	(7,003)	(613)	(7,616)
Balance as at December 31, 2017	49,350,329	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543

 See accompanying notes to consolidated financial statements

8

ACREAGE HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(Expressed in $000’s USD)	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,616)	$(2,408)
Adjustments for:
Depreciation and amortization	20	37
Equity-based compensation expense	1,837	–
Change in fair market value of derivative liabilities	(215)	–
Non-cash interest expense	987	–
Non-cash (income) loss from investments, net	(2,162)	285
Collection of interest	72	7
Change in restricted cash	(269)
Other	4	1
Change, net of acquisitions in:
Inventory	(155)	(138)
Other assets	(503)	137
Interest receivable	(330)	(160)
Accounts payable and accrued liabilities	1,503	389
Taxes payable	705	409
Interest payable	143	–
Other liabilities	37	66
Net cash used in operating activities	$(5,942)	$(1,375)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	$(4,704)	$(62)
Investments in promissory notes receivable	(3,823)	(2,628)
Collection of promissory notes receivable	–	50
Cash paid for investments	(10,985)	(11,387)
Purchase of intangibles	(200)	–
Distributions from investments	330	1,297
Business acquisition, net of cash acquired	–	(703)
Net cash used in investing activities	$(19,382)	$(13,433)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of membership units, net	$–	$11,331
Proceeds from convertible note, net of deferred costs	29,817	–
Capital contributions - non-controlling interests, net	6,461	4,759
Repayment of loan	(19)	–
Net cash provided by financing activities	$36,259	$16,090

Net increase in cash	$10,935	$1,282
Cash - Beginning of year	5,296	4,014
Cash - End of year	$16,231	$5,296

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$335	$–
Income taxes paid	101	–

OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital assets not yet paid for	$5,717	$574

See accompanying notes to consolidated financial statements

9

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

1.	NATURE OF OPERATIONS

Acreage Holdings (the “Company” or “Acreage”) was formed on April 29, 2014 and is a Delaware limited liability company under the legal name of High Street Capital Partners, LLC. The Company offers financial and operational support to its subsidiaries and investees. As at December 31, 2017, the Company held investments in cultivation facilities, dispensaries and other cannabis related companies across 11 states.

The Company’s corporate office and principal place of business is located at 366 Madison Avenue, New York, New York in the United States of America. Its operations officially commenced on January 1, 2015, when certain investments were contributed into Acreage in exchange for membership units by its founding member. Directors and officers of the Company control 49% and 50% of the voting units of the Company as at December 31, 2017 and 2016, respectively.

The Company is managed by High Street Capital Partners Management, LLC (“HSCPM” or “Manager”). HSCPM was formed on April 9, 2014 and is a Delaware limited liability company. As the sole manager, HSCPM has the authority to make key decisions on behalf of the Company. HSCPM also incurs certain operating expenses on behalf of Acreage, such as rent and payroll, for which it is reimbursed in accordance with the management agreement. The entity is 100% owned by the founding members of Acreage.

2.	BASIS OF PREPARATION

Statement of compliance

The policies applied in these consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

Basis of measurement

These financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.

Functional and presentation currency

The financial statements and the accompanying notes are expressed in United States (“U.S.”) Dollars.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases. The Company’s subsidiaries and ownership interests are as follows:

			2017	2016
		State of	Ownership	Ownership
Business Name	Entity Type	Operations	%	%
Cannabliss:
22nd & Burn, Inc.	Dispensary	OR	70%	70%
East 11th, Inc.	Dispensary	OR	65%	65%
The Firestation 23, Inc.	Dispensary	OR	65%	65%
HSCP Oregon, LLC	Dispensary / Cultivation	OR	49%	49%
	license
HSC Solutions, LLC	Investment company	NY	100%	100%
Florida Wellness, LLC (“FLW”)	Investment company	FL	44%	46%
Impire State Holdings, LLC (“Impire”)	Investment company	NY	80%	80%
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation facility	PA	50%	50%
MA RMD SVCS, LLC	Management company	MA	51%	—%
Maryland Medicinal Research & Caring, LLC (“MMRC”)	Dispensary	MD	80%	—%

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ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.

Non-controlling interest

Non-controlling interest is shown as a component of total members’ equity on the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interest is shown as a component of net income (loss) in the Consolidated Statements of Operations.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less. As at December 31, 2017 and 2016, the Company did not have any material cash equivalents on hand.

Restricted cash

Restricted cash primarily includes construction deposits in escrow.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. The inventory consists of all finished goods. Management has determined that a reserve for slow moving and obsolete inventory is not required as at December 31, 2017 and 2016.

Financial instruments

The Company early-adopted IFRS 9 - Financial Instruments (“IFRS 9”), which replaced IAS 39 - Financial Instruments: Recognition and Measurement. The revised guidance changed the classification and measurement of financial assets and liabilities. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. It contains three primary measurement categories for financial assets: measured at amortized cost, fair value through profit and loss (“FVTPL”) and fair value through other comprehensive income. The Company’s financial assets are measured at amortized cost or FVTPL.

The Company determines classification of financial assets at initial recognition. The Company’s accounting policy in respect to its financial instruments is as follows:

(i)       Financial assets are classified and measured at FVTPL unless they meet the following criteria for amortized cost:

•	The Company plans to hold the financial assets in order to collect contractual cash flows; and
•	Payments received on the financial assets are solely payments of principal and interest on the principal amount outstanding.

(ii)       Financial liabilities - non-derivative financial liabilities are measured at amortized cost unless they have been designated as FVTPL. Derivative liabilities are initially measured at FVTPL, with subsequent changes in fair market value recognized in the Consolidated Statements of Operations.

(iii)       Compound financial instruments - the component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability is measured separately using an estimated market rate for a similar liability without an equity component and the residual is allocated to the conversion option. The liability component is subsequently recognized on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is recognized and included in equity and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Transaction costs are divided between the liability and equity components in proportion to their values.

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ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used to make the measurements. The hierarchy is summarized as follows:

•	Level 1 quoted prices (unadjusted) that are in active markets for identical assets or liabilities
•	Level 2 inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions
•	Level 3 inputs for assets or liabilities that are not based upon observable market data

The Company classifies its financial instruments as follows:

Fair Value
Financial Instrument	Classification	Hierarchy
Cash and cash equivalents	Amortized cost	N/A
Deposits	Amortized cost	N/A
Accounts payable and accrued liabilities	Amortized cost	N/A
Investments in private entities	FVTPL	Level 3
Investments held for sale	FVTPL	Level 3
Promissory notes receivable	Amortized cost	N/A
Derivative liabilities	FVTPL	Level 3
Convertible notes payable	Amortized cost	N/A
Loan payable	Amortized cost	N/A

There were no material reclassifications between fair value levels during the years ended December 31, 2017 and 2016.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss.

Investments in associates

In accordance with IFRS 10 - Consolidated Financial Statements, associates are those entities that the Company has significant influence, but not control or joint control, over the financial and accounting policies. Investments in associates are accounted for using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures. Investments in associates are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the net income or loss and other comprehensive income of equity, with accounted investees subject to any adjustments the Company believes necessary to reflect such amounts in accordance with IFRS until the date on which significant influence ceases. If the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made additional investments in or payments on behalf of the other entity. The Company’s investments in equity-accounted investees and joint ventures are classified within Investments on the Consolidated Statement of Financial Position.

Investments in private entities

Private entities are those entities that the Company has no significant influence or control and are accounted for in accordance with IFRS 9. Refer to Note 6 for more information.

Investments held for sale

The investment held for sale is presented at the lower of cost or fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. The Company’s investments held for sale are classified within Investments on the Consolidated Statements of Financial Position. Management has determined the investment income (losses) associated with investments held for sale did not meet the criteria of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations to be reflected as discontinued operations.

12

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

Promissory notes receivable

The Company provides financing to various related and non-related businesses within the cannabis industry. These notes are accounted for as financial instruments in accordance with IFRS 9. Refer to Note 7 for more information.

Capital assets

Capital assets are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated using the following terms and methods:

Capital asset class	Method	Time Period
Land	Not depreciated
Buildings	Straight-line	10-40 years
Leasehold improvements	Straight-line	Shorter of estimated useful life or length of the lease
Furniture, fixtures and equipment	Straight-line	3-7 years
Construction in process	Not depreciated

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the year the asset is derecognized. The assets’ residual values, useful lives and methods of amortization are reviewed at each financial year end and adjusted prospectively if appropriate.

Business combinations

The Company’s growth strategy includes acquisition of retail, cultivation, processing and other cannabis related companies. These business combinations are accounted using the acquisition method when control is transferred. The consideration transferred in the acquisition is generally measured at fair value, along with identifiable net assets acquired. Goodwill and intangibles assets acquired in a business combination are recorded on the acquisition date. Intangible assets such as management contracts are amortized over their estimated useful lives, while indefinite-lived intangibles such as cannabis licenses are not amortized. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets or liabilities of an acquired business and is attributable to synergies expected to be achieved from integrating the acquisition into the Company’s existing business. Based on the Company’s tax status discussed below, goodwill is not expected to be deductible. A bargain purchase gain is recognized when the excess is negative. The Company expenses transaction costs, other than those associated with the issue of debt or equity securities, in connection with a business combination as incurred. Where applicable, the Company elects on a transaction-by-transaction basis whether to measure non-controlling interest, if any, at its fair value or at its proportionate share of the recognized amount of the identifiable net assets at the acquisition date.

Impairment of non-financial assets

Goodwill and indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash- generating unit, or “CGU”). Goodwill is allocated to the CGU that is expected to benefit from synergies of a related business combination and represent the lowest level within the Company at which management monitors goodwill. An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and the value in use (being the present value of expected future cash flows of the asset or CGU). When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount or the carrying amount that would have been recorded had no impairment loss been previously recognized.

Income taxes

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement.

13

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

Income tax expense is recognized in the Consolidated Statements of Operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measures using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

At December 31, 2017 and 2016, deferred tax assets and liabilities were immaterial.

Certain Acreage subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

Revenue

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are shipped or delivered to customers and:

•	The Company has transferred the significant risks and rewards of the goods’ ownership to the purchaser;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Amounts disclosed as revenue are net of allowances, discounts and rebates.

Equity-settled payments

The Company issues equity-based awards to employees and consultants for services. The Company measures these awards based on their fair value at the grant date and recognizes compensation expense over the requisite service period. For awards granted to non-employees, the compensation expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the award granted.

General and administrative expenses

General and administrative expenses include, but are not limited to, professional fees, consulting fees, rent and travel.

Other assets

Other assets include, but are not limited to, security deposits, prepaid expenses and related party receivables.

Other liabilities:

Other liabilities include a $1,251 capital commitment to NY Medicinal Research & Caring, LLC (“NYMRC”), an investment in private entity, and a $600 contingent fee related to the dispensary license purchase through the acquisition of MMRC in 2017.

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ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

Critical accounting estimates and judgements:

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the review affects both current and future periods. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Financial instruments

The Company evaluates the fair value of investments at the end of each reporting period. In addition to investment-specific information, the Company considers general market trends, conditions and transactions. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

The fair value of investments may be adjusted if:

•	There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;
•	There have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value;
•	The investee company is placed into receivership or bankruptcy;
•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;
•	The investee company makes important positive/negative management changes that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of the investments will be based upon management’s judgment and any value estimated may not be realized or realizable. Refer to Note 6 for discussion of current period fair value adjustments.

Derivative liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Black-Scholes model with a Monte Carlo simulation. Critical estimates and assumptions used in the model are discussed in Note 9.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities. If the final outcome of these tax- related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

As discussed above, the Company has taken the position that any costs included in cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance. The Company exercises significant judgments in determining the amounts to include within cost of goods sold, which include allocations of overhead attributable to sales calculated using identifiable metrics such as employee time sheets and square footage.

Business combinations

Judgement is required to determine when the Company gains control of an investment. This requires an assessment of the relevant activities of the investee that significantly affect its returns, including operating and capital expenditure decision-making, financing of the investee, key management personnel changes and when decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Investments in which the Company does not gain

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ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

control are accounted for as investments in associates (if the Company has significant influence) or as investments in private entities (if the Company has no significant influence). Refer to Note 4 and Note 6 for further discussion.

Impairment on promissory notes receivable

At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable. Refer to Note 14 for further discussion on credit risk.

Impairment on investments in associates

An impairment loss on an investment in an associate is measured by comparing the recoverable amount of the investment with its carryingamount. The Company must assess several factors, such as the market conditions, potential buyers and the performance of the associate to determine the recoverable amount. Refer to Note 6 for further discussion.

New standards and interpretations issued but not yet adopted:

Several new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these consolidated financial statements:

Leases

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”). The new standard will replace IAS 17 - Leases (“IAS 17”) and eliminate the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in similar accounting treatment to current finance leases under IAS 17. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard, the treatment of all lease expense is included in Depreciation and amortization in the Consolidated Statements of Operations, and an interest component is recognized for each lease, resulting in similar accounting treatment to current finance leases under IAS 17. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. Based on current operations, the Company does not expect this standard to have significant impact on our consolidated financial statements.

Revenue

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”), which replaces the existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers, providing a principles-based approach for revenue recognition, and introduces the concept of recognizing revenue for performance obligations as they are satisfied. Revenues outside of the scope of IFRS 15 include interest and dividend income, trading revenues, securities gains/losses, insurance revenues and lease income. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from transactions with our customers. In April 2016, the IASB issued clarifications to IFRS 15, which provide additional clarity on revenue recognition related to identifying performance obligations, application guidance on principal versus agent and intellectual property licenses.

The Company has substantially completed the assessment of the impact of the application of the new standard and reached conclusions on key accounting policies upon transitioning to IFRS 15. The Company has not identified any material impacts on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations upon initial application. The Company does not expect the implementation of IFRS 15 to otherwise have a significant impact on its retail revenue stream. The Company continues to assess the impact of the disclosure requirements under IFRS 15 on the Company’s consolidated financial statements.

Equity-settled payment

In June 2016, the IASB issued amendments to IFRS 2 - Share-based payment (“IFRS 2”) in relation to the classification and measurement of equity-settled payment transactions. We do not expect the amendments to have a significant impact on our consolidated financial statements. The amendments are effective for our fiscal year beginning January 1, 2018.

16

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

4.	ACQUISITIONS

On February 26, 2016, Acreage acquired an additional 50% ownership of 22nd & Burn, Inc., 35% of East 11th, Inc. and 45% of The Firestation 23 Inc. (together “Cannabliss”) for a total consideration of $1,254 as part of the Company’s growth strategy. Total consideration consists of the following: (i) $800 in cash, (ii) $189 fair market value of the previously held interest and (iii) $265 fair market value of the non-controlling interest. The transaction brought Acreage’s total ownership to 70%, 65% and 65% of the above-named components of Cannabliss, respectively, thereby providing Acreage with a controlling interest, and was accounted for as a business acquisition in accordance with IFRS 3.

The Company has allocated the purchase price as follows:

Purchase Price Allocation		Amount
Assets acquired
Cash	$	97
Inventory		170
Capital assets, net		43
Other assets		100
Liabilities assumed
Accounts payable and accrued liabilities		(409)
Income taxes payable (1)		(879)
Other payables		(59)
Net liabilities acquired	$	(937)

Goodwill	$	2,191

(1) Classified as Other current liabilities on the Consolidated Statements of Financial Position.

As a result of this acquisition, the Company re-valued the previously held interest in Cannabliss from $950 to $189. The Company assumed that the current purchase price approximates the proportional fair value of the previously held equity interest. The loss of $761 is included in Income (loss) from investments, net on the Consolidated Statements of Operations. Goodwill consists of intangible assets that do not qualify for separate recognition.

Pro forma results of operations related to the acquisition have not been presented because they are not material to our Consolidated Statements of Operations.

5.	INTANGIBLE ASSETS AND GOODWILL

A reconciliation of the beginning and ending balances of goodwill and intangible assets is as follows:

	Intangible Asset	Goodwill
As at December 31, 2015	$–	$–
Cannabliss acquisition (Note 4)	–	2,191
As at December 31, 2016	$–	$2,191
MMRC license acquisition (1)	800	–
As at December 31, 2017	$800	$2,191

(1) The Company purchased a cannabis dispensary license through the acquisition of MMRC during the year ended December 31, 2017. The Company determined the purchase did not qualify as a business combination as MMRC was not operational at the time of purchase.

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ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

6.	INVESTMENTS

The carrying values of the Company’s investments in the Consolidated Statements of Financial Position as at December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Investments in private entities	$18,473	$11,978
Investments in associates	8,269	6,692
Investments held for sale	7,006	1,135
Total	$33,748	$19,805

Income (loss) from investments, net in the Consolidated Statements of Operations for the years ended December 31, 2017 and 2016 is as follows:

	For the year ended
	December 31,
	2017	2016
Investments in private entities	$2,057	$62
Investments in associates	256	(285)
Total	$2,313	$(223)

Investments in private entities

The Company’s investments in private entities as at December 31, 2017 and 2016 are as follows:

					Acreage
		Primary			Ownership
		state of	Carrying Value		Interest
Entity Name	Entity Type	operations	2017	2016	2017	2016
San Felasco Nurseries, LLC (“SFN”) (1)	Cultivation and Dispensary	Florida	$6,714	$6,376	7%	7%
Prime Wellness of Connecticut, LLC (“PWCT”) (2)	Dispensary	Connecticut	1,750	1,750	18%	18%
Dixie Brands, Inc. (2)	Consumer Products	Colorado	3,050	3,050	7%	7%
NYCANNA, LLC (“NYCANNA”) (3)	Cultivation and	New York	6,407	250	20%	20%
	Dispensary
Kalyx Development, Inc. (2)	Real Estate	New York	552	552	14%	14%
	Development
			$18,473	$11,978

Investments in private entities are measured at FVTPL and are classified as Level 3 in the fair value hierarchy. The following factors were considered in the fair value assessment as at the end of each reporting period:

(1)       The Company reviewed comparable market transactions and determined no material changes to the investment’s fair value was necessary. The increase in carrying value from December 31, 2016 to December 31, 2017 was attributable to additional capital contributions made to SFN during the year. FLW, a consolidated subsidiary of the Company, owns 15% of SFN.

(2)       The Company reviewed investment-specific financial information provided by the investee as well as comparable market transactions and determined no material change to the investment’s fair value was necessary.

18

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(3)       This investment represents the Company’s indirect interest in NYCANNA, a medical cannabis license holder in the State of New York formed on November 1, 2016. The Company has an 80% ownership interest in Impire, which in turn has a 50% ownership interest in NY Medicinal Research & Caring, LLC (“NYMRC”). NYMRC has a 50% ownership interest in NYCANNA. While as a result of this structure, Acreage indirectly has a 20% ownership interest in NYCANNA, the Company cannot exercise significant influence over NYCANNA because it does not control that ownership interest.

During the year ended December 31, 2017, the Company reviewed comparable market transactions and recorded a gain of $1,907 in Income (loss) from investments, net in the Consolidated Statements of Operations. The remaining increase in carrying value was attributable to additional capital contributions made during the year.

Investments in associates

The Company’s investments in associates as at December 31, 2017 and 2016 are as follows:

					Acreage
		Primary			Ownership
		state of	Carrying Value		Interest
Entity Name	Entity Type	operations	2017	2016	2017	2016
WPMC(1)	Management	Maine	$6,230	$5,030	39%	34%
	Company
NCC, LLC (“NCC”)	Dispensary	Illinois	961	1,035	30%	30%
HSRC NorCal, LLC	Management	California	976	400	45%	45%
	Company
Prime Consulting Group, LLC (“PCG”)	Management	Massachusetts	40	40	20%	20%
	Company
Prime Alternative Treatment Care Consulting, LLC (“PATCC”)	Management	New	62	62	12%	12%
	Company	Hampshire
Trilogy Wellness of Maryland, LLC	Dispensary	Maryland	—	125	—%	13%
			$8,269	$6,692

(1) The Wellness & Pain Management Connection, LLC (“WPMC”) was formed on August 3, 2011. The principal office of WPMC is in the State of Maine and the registered office of WPMC is in the State of Delaware. WPMC holds a management agreement to render certain consulting services and assistance to Northeast Patients Group (“NPG”).

NPG is a nonprofit corporation established on June 15, 2010, in the State of Maine. NPG holds four of eight vertically integrated licenses to produce, process and distribute medical marijuana in the State of Maine. It operates dispensaries in Bath, Brewer, Gardiner and Portland and has a 40,000 sq. ft. cultivation and processing facility in Auburn. WPMC does not have the unilateral right to direct activities of NPG, and therefore does not control it.

A summary of WPMC’s assets, liabilities, and operations as at and for the years ended December 31, 2017 and 2016 is as follows:

Financial Condition	2017	2016
Total assets	$1,335	$1,836
Total liabilities	51	500
Total equity	1,284	1,336
Revenue	1,988	4,179
Net income	883	3,730
Acreage’s income from investment	329	1,297

Investments held for sale

In the fourth quarter of 2017, the Company initiated a plan to sell its equity interest in Compass Ventures, Inc., Greenhouse Compass, LLC, HSGH Properties, LLC and HSGH Properties Union, LLC (together, “Compass”). The entities hold licenses to operate multiple dispensaries and a cultivation facility in the State of Illinois. As at December 31, 2017 and 2016, the Company owned approximately 47.5% of the business, with carrying values of $7,006 and $1,135, respectively. The investment in Compass

19

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

was always held at FVTPL as the Company does not have control or significant influence (refer to Note 3). The Company subsequently completed the sale of Compass in May 2018. See Note 15 for further discussion.

7.	PROMISSORY NOTES RECEIVABLE

	Principal
			Other Notes	Interest
	TGS (i)	SFN (ii)	Receivable (iii)	Receivable	Total
As at December 31, 2015	$–	$–	$50	$–	$50
Principal additions	1,800	–	828	–	2,628
Interest earned	–	–	–	160	160
Payments received	–	–	(50)	(7)	(57)
As at December 31, 2016	$1,800	$–	$828	$153	$2,781
Principal additions	–	3,100	723	–	3,823
Equity investment converted to note	–	–	125	–	125
Interest earned	–	–	–	330	330
Payments received	–	–	–	(72)	(72)
As at December 31, 2017	$1,800	$3,100	$1,676	$411	$6,987

(i)       On September 27, 2016, Acreage issued a promissory note to TGS National Holdings, LLC (“TGS”) for a principal sum of $1,800 and an interest rate of 6% per annum. As at December 31, 2017 the note was payable at the earlier of (i) September 28, 2018 or (ii) forty-five calendar days following written demand for payment by Acreage. Interest and principal are due at maturity. Interest income related to this note totaled $108 and $58 for the years ended December 31, 2017 and 2016, respectively.

(ii)       On March 1, 2017, Acreage issued an unsecured convertible promissory note to SFN for a principal sum of $1,100 via FLW. The note bears interest at a rate of 12% per annum. The note matured on March 1, 2018 and is currently in default. Interest income on the promissory note totaled $111 for the year ended December 31, 2017.

On October 17, 2017, Acreage issued an additional unsecured promissory note to SFN for a principal sum of $2,000. The note bears interest at a rate of 9% per annum compounded annually. Interest begins to accrue on the 121st day after the issuance of the note, February 15, 2018. The note matures on October 17, 2018.

Despite the delay in payment from SFN on the March 2017 note, the Company does not believe either note to be impaired. Given comparable industry transactions, the Company believes it will secure payment of the note along with the sale of our interest in SFN.

(iii)       Other notes receivable primarily represents outstanding notes with related parties. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $111 and $102 for the years ended December 31, 2017 and 2016, respectively.

20

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

8.	CAPITAL ASSETS

As at December 31, 2017 and 2016, capital assets consist of:

	December 31,
	2017	2016
Land	$610	$90
Building	484	484
Construction in progress	9,764	–
Furniture, fixtures and equipment	160	82
Leasehold improvements	78	23
Total Property and equipment, gross	11,096	679
Less: Accumulated depreciation	(57)	(37)
Property and equipment, net	$11,039	$642

Construction in progress represent assets under construction related to both cultivation and dispensary facilities not yet completed or otherwise not placed in service. There were no capitalized financing fees for the years ended December 31, 2017 and 2016.

A reconciliation of the beginning and ending balances of capital assets is as follows:

	Capital Assets,	Accumulated	Capital Assets,
	Gross	Depreciation	Net
As at December 31, 2015	$–	$–	$–
Increase from capital expenditure	636	–	636
Increase from business acquisition	43	–	43
Depreciation expense	–	(37)	(37)
As at December 31, 2016	$679	$(37)	$642
Increase from capital expenditure	10,420	–	10,420
Disposals	(3)	–	(3)
Depreciation expense	–	(20)	(20)
As at December 31, 2017	$11,096	$(57)	$11,039

9.	DEBT

The Company’s debt balances consist of the following:

	December 31, 2017	December 31, 2016
Senior secured convertible notes	$27,087	$–
Loan payable	531	550
Total debt	27,618	550
Less current portion	(20)	(19)
Total non-current debt	$27,598	$531

21

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

The remaining outstanding principal at December 31, 2017 is payable as follows:

Year ending December 31,	Amount
2018	$20
2019	20
2020	27,108
2021	470
Total	$27,618

Senior secured convertible notes

Between June and November of 2017, the Company issued senior secured convertible notes (the “Notes”) for a total principal amount of $31,294, net of issuance costs. The Notes mature on November 15, 2020. Interest payable on the outstanding principal accrues at a rate of 10.00% per annum, payable quarterly in cash or PIK Class A membership units, at the election of the holders of the Notes. Total principal on the inception date of the Notes was allocated as follows:

Convertible Debt Component	Allocated Value
Convertible note liability (1)	$28,182
Conversion option (2)	1,245
Warrant (3)	1,867
Total principal	$31,294

(1)       Represents the fair value of the convertible note calculated using the discounted cash flows approach, inclusive of a $442 original issuance discount. Key assumptions used in the valuation include required return rate of 18.75% and expected term of 1.5 years from the Note inception date. Of the total $1,151 issuance costs, $116 was allocated to the warrants and the conversion options and expensed in the period incurred, as these instruments are FVTPL. The remaining $1,035 will be accreted over the expected term of the Notes.

(2)       The Notes are convertible to Class A membership units at a rate of $4.8341 per unit. The conversion is mandatory upon occurrence of an Initial Public Offering or a comparable public offering event (together “IPO”). Furthermore, the conversion rate is subject to adjustments based on the final price per share at the time of an IPO. Since the number of units to be issued is unknown, the instrument did not meet the “fixed for fixed” criteria under IAS 32 - Financial Instruments: Presentation (“IAS 32”). As such, the conversion option was classified as a derivative liability and accounted for at FVTPL.

(3)       In connection with the principal of the Notes, the Company issued warrants to purchase such number of Company’s Class A membership units equal to 150% of the Notes for a total of $47 million. The exercise price of the warrants will be determined using the price per unit at the time of an IPO. Since the number of units to be issued is unknown, the instrument did not meet the “fixed for fixed” criteria under IAS 32. As such, the warrant was classified as a derivative liability and accounted for at FVTPL.

The fair values of the warrants and the conversion options were $2,897 and $3,112 as at December 31, 2017 and Note inception date, respectively, and were calculated using a Black-Scholes model with a Monte Carlo simulation, with the following assumptions:

		November 15, 2017
	December 31, 2017	(inception)
Risk-free rate	1.83%	1.62%
Expected dividend yield	—%	—%
Expected term (in years)	1.36	1.50
Volatility	73.00%	68.00%

The Notes net book value of $26,705 was recorded on initial recognition and will be accreted to the full principal over the expected term of 1.5 years.

22

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

The interest expense related to the Notes for the year ended December 31, 2017 consisted of the following:

Amount
Cash interest	$456
PIK interest (Note 10)	605
Accretion (1)	382
Total interest expense	$1,443

(1) Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.

Loan payable

NCC Real Estate, LLC (“NCC RE”), which is owned by the Company’s consolidated subsidiary HSC Solutions, LLC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building houses operations of NCC. The promissory note payable carries a fixed interest rate of 3.7%. Interest expense related to loan payable for the year ended December 31, 2017 totaled $22.

10.	MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION

Members’ equity

As at December 31, 2017 the operations of the Company were governed by the Amended and Restated Limited Liability Company Agreement dated March 24, 2017 (the “2017 Operating Agreement”).

The Company is authorized to issue up to 20,000,000 Class A membership units, 20,000,000 Class B membership units, 6,000,000 Class C membership units and 4,000,000 Class C profits interests. All classes include voting rights.

From January 2016 to November 2016, the Company issued 12,225,000 Class A membership units in exchange for $11,981 in cash and other assets, net of $244 costs incurred in connection with the issuance. The Acreage Operating Agreement provided the Class A membership units with priority recovery of their invested capital in the event of a dissolution of the Company.

In March 2017, the Company issued 6,000,000 of Class C units to certain employees of HSCPM in exchange for $630 of notes receivable, which bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified as compensation expense.

In December 2017, the Company issued 100,329 Class A PIK units in lieu of cash in connection with the Notes.

Each member’s capital account is adjusted from time to time by contributions, distributions and the allocation of profits and losses in accordance with the terms of the 2017 Operating Agreement.

Equity-based compensation

In December 2017, the Company issued 3,250,000 Class C-1 membership units to certain employees for services. These membership units qualify as profits interests for U.S. federal income tax purposes and were accounted for in accordance with the provisions of IFRS 2. The units were fully vested on the grant date. The Company recorded a stock compensation expense of $1,522 in the Consolidated Statements of Operations for the year ended December 31, 2017.

11.	COMMITMENTS & CONTINGENCIES

Commitments:

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility, and dispensaries.

23

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

The following represents the Company’s commitments in relation to its operating leases:

Period		Amount
Not later than one year	$	772
Later than one year and not later than five years		1,688
Later than five years		134
Total	$	2,594

The Company has the following commitments related to its investments:

In November 2017, Acreage committed to $8,000 to MA RMD SVCS, LLC for capital expenditures and working capital needs. The unfunded commitment as at December 31, 2017 totaled $7,000.

The Company is subject to other capital commitments and similar obligations. As at December 31, 2017 and 2016 such amounts were not material.

Contingencies:

The Company may be, from time to time, subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability amount can be reasonably estimated.

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as at December 31, 2017, medical and adult use cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

The Company had been in litigation with a consultant in connection with compensation for certain services performed in 2017. As a result, the Company recorded approximately $1,000 of accrued expenses as at December 31, 2017. A settlement was reached in June 2018. (See Note 15)

During 2017, the Company entered into a consulting agreement with a contingency fee of $200 payable in the event it raised more than $40,000 in capital. The threshold was reached in 2018 and the payment was made accordingly. The contingent fee was recorded in the period the contingency requirement was met.

12.	RELATED PARTY TRANSACTIONS

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC has a 5-year lease with NCC RE, an entity in which the Company’s wholly-owned subsidiary HSC Solutions, LLC has a 33.33% ownership interest, beginning December 2016. The total amount of rent paid by NCC for the years ended December 31, 2017 and 2016 is $72 and $6, respectively.

Common ownership

A managing member of HSCPM, maintains an individual ownership interest in three of the Company’s portfolio companies, WPMC (1.5%), PWCT (3.0%) and NCC (1.0%).

Related party promissory notes receivable

Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.

Other current assets

The Company issued 6,000,000 Class C membership units in exchange for $630 in notes receivable to its founding members. Refer to Note 10 for further information.

24

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

13.	INCOME TAXES

A reconciliation of income to taxable income is as follows:

	2017	2016
Loss before income taxes	$(6,810)	$(1,999)
Add: loss from pass-through entities	7,646	1,886
Add: expenses not deductible in the U.S.	1,338	1,102
Taxable income	$2,174	$989
Tax rate	37%	41%
Total income tax expense	$806	$409

14.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/ or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure as at December 31, 2017 is the carrying amount of cash, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. Notes that are overdue are assessed for impairment.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at December 31, 2017, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts

25

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

15.       SUBSEQUENT EVENTS
General developments:

Class C profits interests

On March 17, 2018, the Company granted 3,838,000 Class C profits interests to employees and consultants for services.

Change in operating agreement

On April 13, 2018, High Street Capital Partners amended and restated the Limited Liability Company Operating Agreement. Updates include but are not limited to the authorization of Class D and Class E membership units. The previous version was dated March 24, 2017.

Capital raise - Class E

Beginning April 2018 through August 2018, High Street Capital Partners, LLC raised approximately $119 million in exchange for 19,352,143 Class E membership units. These Class E membership units are convertible into common stock upon a qualified public offering.

Compass disposition

In May 2018, the Company completed the sale of Compass, an investment classified as held for sale at FVTPL as at December 31, 2017. As at December 31, 2017, the Company owned approximately 47.5% of the business, with carrying value of $7,006. The Company sold the Compass equity interest for cash proceeds of $9,634, recognizing a $2,628 gain on the sale.

Settlement

In June 2018, the Company reached a settlement with a former consultant in exchange for a full release. The settlement and the litigation fees totaled approximately $1,000 and were accrued in other liabilities as at December 31, 2017.

Proposed reverse takeover

In September 2018, the Company entered into a definitive business combination agreement pursuant to which the Company will complete a reverse takeover of Applied Inventions Management Corp. (“AIM”), a registered issuer in the Province of Ontario, and the securityholders of the Company will hold substantially all of the outstanding securities of AIM following the proposed transaction. Immediately prior to the transaction, AIM will undertake a number of actions to prepare its share structure for the proposed transaction. An application has been made to list the resulting issuer’s subordinate voting shares on the Canadian Securities Exchange. Following the transaction, the former securityholders of AIM will own CAD$1,500 shares of the resulting issuer, which will be renamed “Acreage Holdings, Inc.”

26

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. Acreage Holdings is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

Acquisitions:

Except where noted, pro-forma results of operations for the below acquisitions are not presented because they are not material to our Consolidated Statements of Operations. The majority of the entities listed below were non-operational at the time of acquisition. We are in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

HSCP Oregon, LLC

In January 2018, the Company purchased the remaining 51% non-controlling interest in HSCP Oregon, LLC for a total consideration of $500, which included cash and forgiveness of a shareholder advance.

MMRC

In May 2018, the Company purchased the remaining 20% non-controlling interest in MMRC for a total consideration of $203 in cash.

D&B Wellness, LLC

In May 2018, the Company acquired 100% of D&B Wellness, LLC (d/b/a Compassionate Care Center of Connecticut), a medical dispensary located in Bethel, Connecticut for a total consideration of $14,500, which included cash, Class D units and seller’s notes.

Selected line items from the Company’s pro-forma Condensed Interim Consolidated Statements of Operations for the years ended December 31, 2017 and 2016 are presented below:

	Acreage Holdings		D&B Adjustments		Pro-forma Results
	For the Year Ended		For the Year Ended		For the Year Ended
	December	December	December	December	December	December
	31, 2017	31, 2016	31, 2017	31, 2016	31, 2017	31, 2016
Revenues, net	$7,743	$3,771	$8,826	$8,973	$16,569	$12,744
Gross profit	2,976	1,163	4,138	4,326	$7,114	$5,489
Net operating income (loss)	(7,047)	(1,931)	1,488	2,271	(5,559)	340
Net income (loss)	(7,616)	(2,408)	1,488	2,271	(6,128)	(137)

South Shore BioPharma, LLP (“SSBP”)

In May 2018, the Company purchased a management agreement through 100% acquisition of SSBP, a management company located in Norwell, Massachusetts for a total consideration of $4,277, which included cash, Class D units and seller’s notes.

27

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

WPMC

In May 2018, the Company acquired a controlling interest in WPMC, increasing its ownership percentage from 39% to 83%, for total consideration of $19,368, consisting of cash and Class D units. WPMC is a management company located in Portland, Maine.

Impire

In June 2018, the Company acquired all remaining ownership interests in Impire, a financial intermediary located in New York State, for a total consideration of $2,500 consisting of Class D units.

Cannabliss

In June 2018, the Company acquired all remaining non-controlling interests in Cannabliss for a total consideration of $1,311, consisting of cash, Class D units and seller’s notes.

PATCC

In July 2018, the Company acquired all remaining ownership interests in PATCC, a management company located in New Hampshire. Consideration for this transaction was $16,082, which included Class D units and seller’s notes.

MA RMD SVCS, LLC

In July 2018, the Company acquired all remaining non-controlling interests in MA RMD SVCS, LLC, a management company located in Scituate, Massachusetts. The consideration for this transaction totaled $9,364, consisting of cash, Class D units and seller’s notes.

Greenleaf Ohio

The Company entered into management contracts with Greenleaf Apothecaries, LLC to operate five dispensaries and Greenleaf Therapeutics, LLC to operate a processing facility (together “Greenleaf”) in July and August of 2018, respectively. The Company paid total consideration of $16,500, consisting of cash, Class D units and seller’s notes. As part of this arrangement, the Company also issued a $16,000 secured line of credit for use in the build-out of the managed facilities.

Prime Wellness Centers, LLC (“PWC”)

In August 2018, the Company acquired the all interests in license holder PWC, a vertically integrated operator of three dispensaries and a cultivation facility, all located in Massachusetts, which was formerly managed by PCG, a management company in which the Company owned a 20% equity interest. Total consideration was approximately $22,717, consisting of cash, Class D units and seller’s notes.

NYCANNA

In August 2018, the Company acquired all remaining ownership interests in NYCANNA, a vertically integrated for-profit license holder located in New York for total consideration of $37,646, consisting of cash, Class D units and seller’s notes.

PWCT

In September 2018, the Company acquired all remaining ownership interests in PWCT, a medical dispensary in South Windsor, Connecticut for a total consideration of $10,076, consisting of cash, Class D units and seller’s notes.

Compassionate Care Foundation, Inc. (“CCF”)

In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services for a monthly fee based on product sales. The management agreement will terminate and any outstanding obligations will convert to an ownership interest should New Jersey pass a law allowing recreational sales.

WPMC

In September 2018, the Company increased its ownership in WPMC from 83% to 87% in exchange for $1,225 in Class D units.

PWPA

In October 2018, the Company acquired all remaining non-controlling interests in PWPA, a cultivation facility located in Pennsylvania, for cash consideration of $16,500.

28

ACREAGE HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

GCCC Management, LLC

In October 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for total cash consideration of $10,000.

FLW

In October 2018, the Company withdrew from FLW. In connection with the withdrawal, FLW issued a $2,440 promissory note to the Company. Also in connection with this transaction, the Company issued warrants to purchase $5,575 of Company stock upon public listing.

In Grown Farms 2, LLC

In October, the Company entered into a Securities Purchase Agreement with In Grown Farms 2, LLC (“IGF”), an Illinois cultivation license holder, pursuant to which the Company will acquire IGF for a total purchase price of $15,500. The purchase price will be paid as follows: $8,000 will be payable on the closing date, $6,500 will be paid on January 15, 2019 (assuming the transaction has closed) and $1,000 18 months following the closing date, less any amount subject to a potential indemnification claim at such time.

Nature’s Way Nursery of Miami, Inc. (“NW”)

In November 2018, the Company paid $10,000 cash into escrow for 5% equity in connection with the acquisition of NW. The acquisition is expected to be achieved in two stages: the initial 5% is expected to close in January 2019, and the remaining 95% will be acquired for an additional $57,000 upon Florida state approval.

29

Schedule “D”

ACREAGE HOLDINGS’ MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

1.       INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Acreage Holdings (the “Company”, “we”, “our”, “us” or “Acreage”) is for the years ended December 31, 2017 and 2016. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102

•	Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Statements”, located at the beginning of this listing statement. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 9, 2018.

2.	OVERVIEW OF THE COMPANY

Acreage was founded by Kevin Murphy in April of 2014 to invest in the burgeoning United States (“U.S.”) regulated cannabis market. Historically, Acreage’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with the Company in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests and common or preferred equity securities issued by the portfolio company. Beginning in May 2018, the Company underwent a transformation whereby it consolidated controlling positions in nearly all portfolio companies under its ownership with the intent of being a single cohesive company operating across multiple states.

The Company has invested in geographically diverse licensed entities that operate in both adult use and medical authorized states. As at December 31, 2017, the Company’s portfolio companies include assets comprised of state licensed dispensaries, cultivation and processing facilities, and other cannabis related companies across 11 states. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management services to the respective non- profit medical cannabis license holders on a contractual basis.

Today, the Company is one of the leading vertically integrated, multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company has a mission to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market. We deeply believe in the transformational power that cannabis has to heal and change the world.

Highlights from the year ended December 31, 2017

2017 was a transformational year for Acreage Holdings, as we evolved into one of the largest cannabis investors in the U.S. Below are some of the key events and highlights that were pivotal to our success in 2017:

•	We secured approximately $30 million in financing via issuance of convertible notes.

•	We provided growth capital investments across 10 businesses in nine different states, the largest of which included Pennsylvania, Oregon, Illinois, Massachusetts and New York.

•	We made several strategic hires, bringing on board leaders and experts in marketing, mergers and acquisitions, operations, legal, finance and accounting, expanding our executive team and bolstering the backbone departments of the business.
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Looking forward, management believes that we are well positioned to continue our rapid growth and market leadership, and are excited for all the opportunities the future holds.

Operational and Regulation Overview

Acreage’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states which we operate. As at December 31, 2017, the Company had consolidated operations in the following states:

Oregon

The Oregon Medical Marijuana Act (the “Act”) was established in 1998 for limited non-commercial use. The Act removed criminal penalties for medical marijuana for patients with debilitating medical conditions whose doctor verified the condition and that medical marijuana may help it. Qualifying conditions include, but are not limited to, cancer, chronic pain, glaucoma and HIV/ AIDS. Non-medical cultivation and use of marijuana in Oregon was approved in 2014. Effective January 1, 2017, marijuana was able to be sold for recreational use only by businesses that have obtained a recreational license. Such businesses can also sell marijuana for medical use. Medical marijuana dispensaries that had not obtained a recreational license were no longer permitted to sell marijuana for recreational use after 2016. The state of Oregon does not have a limit on the number of dispensary, cultivation or processing licenses available for issuance.

The Company’s Oregon subsidiaries hold five recreational dispensary licenses and one cultivation license is pending.

Holding Entity	City	Description	Status
East 11th Inc. Sorority	Eugene	Dispensary Facility	Issued
22nd and Burn Inc.	Portland	Dispensary Facility	Issued
Firestation 23, Inc.	Portland	Dispensary Facility	Issued
HSCP Oregon LLC	Springfield	Dispensary Facility	Issued
HSCP Oregon LLC	Portland	Dispensary Facility	Issued
HSCP Oregon LLC	Medford	Cultivation Facility	Pending

Pennsylvania

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 and provides state residents access to the program who suffer from one of the 17 qualifying serious conditions, including, but not limited to, epilepsy, chronic pain, HIV/ AIDS, cancer and post-traumatic stress disorder (“PTSD”). The program allows the Pennsylvania Department of Health to issue up to 25 cultivation and processing permits and 50 dispensary permits. Each dispensary permit holder can open up to three locations. On June 29, 2017, The Pennsylvania Department of Health issued 12 cultivation and processing permits and 27 dispensary permits. Prime Wellness of Pennsylvania, LLC, a consolidated subsidiary of the Company, was issued one cultivation and processing permit.

Maryland

The Maryland Medical Cannabis Commission (“MMCC”) was established in May 2013, and the program became operational and sales began on December 1, 2017. The MMCC was created to analyze and study the use of medical cannabis and to develop policies, procedures and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner. The program was written to allow access to medical cannabis for patients with conditions that are considered severe for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and PTSD. The MMCC oversees all licensing, registration, inspection and testing measures pertaining to Maryland’s medical marijuana program and provides relevant program information to patients, providers, caregivers, cultivators, processors, dispensaries and testing laboratories.

The MMCC has issued a limited number of dispensary, cultivation and processing licenses. There are currently 50 state licensed dispensaries, 14 cultivators and 13 processors throughout Maryland. Maryland Medicinal Research & Caring, LLC, a consolidated subsidiary of the Company, was awarded the right to apply for one dispensary license. As at December 31, 2017, the Company had begun the build out of its facilities while the finalization and issuance of the license was pending.

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3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2017 and December 31, 2016. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	As at and for the year ended
	December 31,		Change
	2017	2016	$	%
Revenues, net	$7,743	$3,771	3,972	105%
Cost of goods sold	(4,767)	(2,608)	(2,159)	(83)%
Gross profit	2,976	1,163	1,813	156%
Total operating expenses	(10,023)	(3,094)	(6,929)	(224)%
Total other income (loss), net	237	(68)	305	n/m
Income tax expense	(806)	(409)	(397)	(97)%
Net loss	$(7,616)	$(2,408)	(5,208)	(216)%
Total assets	$73,009	$31,486	41,523	132%
Long-term liabilities	$32,470	$655	31,815	n/m

n/m - Not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

The Company derives its revenues from retail dispensary businesses where cannabis and cannabis-infused products are sold to consumers. Acreage has five operational dispensary facilities in Oregon; three in Portland, one in Eugene and one in Springfield. The Company is currently constructing a cultivation and processing facility in Medford, and the site will also house a sixth dispensary upon completion.

Revenues for the year ended December 31, 2017 were $7,743, an increase of $3,972, or 105%, from the year ended December 31, 2016. The increase was driven by the legalization of recreational sales in Oregon on January 1, 2017, the benefit from a full year of operations from our Springfield dispensary, which opened in April 2016, and by our February 2016 acquisition of 22nd

& Burn, Inc., The Firestation 23, Inc. and East 11th, Inc. (together “Cannabliss”). Additionally, our Powell dispensary commenced operations in March 2017 and also contributed to the increase in revenues.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes allocations of rent, administrative salaries, utilities and related costs. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold for the year ended December 31, 2017 was $4,767, an increase of $2,159, or 83%, from the year ended December 31 2016, primarily due to the increase in Oregon operations mentioned above. The gross profit margin for the years ended December 31, 2017 and 2016 was 38% and 31%, respectively.

Total operating expenses

Total operating expenses consist primarily of costs incurred at our corporate offices, personnel costs including salaries, incentive compensation, benefits and share based compensation, marketing and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in stock compensation expense related to recruiting and hiring talent, as well as increases in accounting, legal and professional fees associated with being a publicly traded company.

Total operating expenses for the year ended December 31, 2017 was $10,023, an increase of $6,929, or 224%, compared to the year ended December 31, 2016. This was driven by increased general and administrative expenses reflecting the increased volume and complexity of services required as the Company’s operations increased over the year, as well as increased compensation expense driven by stock compensation expense from the issuance of profits interest units to certain employees for services and an increase in headcount from the scaling up of operations.

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Total other income (loss), net

Total other income for the year ended December 31, 2017 was $237, an increase of $305 when compared to a loss of $68 for the year ended December 31, 2016. The increase is primarily driven by $2,536 higher income from investments and $215 income from the change in fair value of derivative liabilities, partially offset by $1,465 higher interest expense from the senior secured convertible notes issued during the year and a $1,000 settlement of a fee dispute with a former consultant.

Net Loss

Net loss for the year ended December 31, 2017 was $7,616, an increase of $5,208 or 216%, compared to a net loss of $2,408 for the year ended December 31, 2016. The increase in net loss was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, acquisitions, debt service and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. To date, we have used private financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, to make planned capital expenditures, to acquire other entities or investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the year ended
Change in Cash	December 31,		Change
	2017	2016	$	%
Net cash used in operating activities	$(5,942)	$(1,375)	(4,567)	(332)%
Net cash used in investing activities	(19,382)	(13,433)	(5,949)	(44)%
Net cash provided by financing activities	36,259	16,090	20,169	125%
Change in cash	$10,935	$1,282	9,653	753%

As at December 31, 2017, we had $16,231 of cash, $269 of restricted cash and $7,482 of working capital surplus (current assets minus current liabilities), compared with $5,296 of cash and cash equivalents, no restricted cash and $3,714 of working capital surplus as at December 31, 2016.

We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash used in operating activities

Net cash used in operating activities was $5,942 for the year ended December 31, 2017, an increase of $4,567, or 332%, compared to $1,375 for the year ended December 31, 2016. The increase was primarily driven by the increased net loss, partially offset by the lower usage of cash during the year ended December 31, 2017 due to timing of payments.

Cash used in investing activities

Net cash used in investing activities was $19,382 for the year ended December 31, 2017, an increase of $5,949, or 44%, compared to $13,433 for the year ended December 31, 2016.

The outflow of $19,382 for the year ended December 31, 2017 primarily consisted of $10,985 of funds disbursed for investments,

$4,704 of capital additions, which predominantly relate to the construction of the cultivation and processing facility in Pennsylvania and $3,823 of promissory notes issued.

The major outflows for the year ended December 31, 2016 primarily consisted of $11,387 of funds disbursed for investments,

$2,628 of promissory notes issued and $703 for the acquisition of Cannabliss, partially offset by $1,297 of distributions from investments.

Cash provided by financing activities

Net cash provided by financing activities was $36,259 for the year ended December 31, 2017, an increase of $20,169, or 125%, compared to $16,090 for the year ended December 31, 2016.

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The inflow of $36,259 for the year ended December 31, 2017 primarily consisted of $29,817 proceeds from convertible notes issued and $6,461 of capital contributions from non-controlling interests.

The inflow for the year ended December 31, 2016 represents $11,331 of capital contributions from members and $4,759 of capital contributions from non-controlling interests.

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

Period		Amount
Not later than one year	$	772
Later than one year and not later than five years		1,688
Later than five years		134
Total	$	2,594

The Company has the following commitments related to its investments:

In November 2017, Acreage committed to $8,000 to MA RMD SVCS, LLC for capital expenditures and working capital needs. The unfunded commitment as at December 31, 2017 totaled $7,000.

The Company is subject to other capital commitments and similar obligations. As at December 31, 2017 and 2016 such amounts were not material.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC, LLC (“NCC”) has a 5-year lease with NCC Real Estate, LLC ( “NCC RE”), an entity in which the Company’s wholly- owned subsidiary HSC Solutions, LLC has a 33.33% ownership interest, beginning December 2016. The total amount of rent paid by NCC for the years ended December 31, 2017 and 2016 is $72 and $6, respectively.

Common ownership

A managing member of High Street Capital Partners Management, LLC, (“HSCPM”) maintains an individual ownership interest in three of the Company’s portfolio companies, The Wellness & Pain Management Connection, LLC (1.5%), Prime Wellness of Connecticut (3.0%) and NCC (1.0%).

Related party promissory notes receivable

As described in Note 7 of the consolidated financial statements, Acreage has outstanding notes receivable with related parties totaling $1,676 and $828 as at December 31, 2017 and 2016, respectively. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $111 and $102 for the years ended December 31, 2017 and 2016, respectively.

Other assets

As described in Note 10 of the consolidated financial statements, the Company exchanged notes receivable for Class C membership units. These notes bear interest at 2.05% annually. The Company forgave 50% of the outstanding balance during 2017 in recognition of services performed and classified as compensation expense. The remaining balance of $315 was outstanding as at December 31, 2017.

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7.       PROPOSED TRANSACTIONS

General developments:

Class C profits interests

On March 17, 2018, the Company granted 3,838,000 Class C profits interests to employees and consultants for services.

Change in operating agreement

On April 13, 2018, High Street Capital Partners amended and restated the Limited Liability Company Operating Agreement. Updates include but are not limited to the authorization of Class D and Class E membership units. The previous version was dated March 24, 2017.

Capital raise - Class E

Beginning April 2018 through August 2018, High Street Capital Partners, LLC raised approximately $119 million in exchange for 19,352,143 Class E membership units. These Class E membership units are convertible into common stock upon a qualified public offering. The funds will be used to prepare for the listing on the Canadian Securities Exchange and to increase the Company’s footprint in the U.S.

Compass disposition

In May 2018, the Company completed the sale of Compass Ventures, Inc., Greenhouse Compass, LLC, HSGH Properties, LLC and HSGH Properties Union, LLC (together, “Compass”), an investment classified as held for sale at fair value throgh profit and loss as at December 31, 2017. As at December 31, 2017, the Company owned approximately 47.5% of the business, with carrying value of $7,005. The Company sold the Compass equity interest for cash proceeds of $9,634, recognizing a $2,628 gain on the sale.

Settlement

In June 2018, the Company reached a settlement with a former consultant in exchange for a full release. The settlement and the litigation fees totaled approximately $1,000 and were accrued in other liabilities as at December 31, 2017.

Proposed reverse takeover

In September 2018, the Company entered into a definitive business combination agreement pursuant to which the Company will complete a reverse takeover of Applied Inventions Management Corp. (“AIM”), a registered issuer in the Province of Ontario, and the securityholders of the Company will hold substantially all of the outstanding securities of AIM following the proposed transaction. Immediately prior to the transaction, AIM will undertake a number of actions to prepare its share structure for the proposed transaction. An application has been made to list the resulting issuer’s subordinate voting shares on the Canadian Securities Exchange. Following the transaction, the former securityholders of AIM will own CAD$1,500 shares of the resulting issuer, which will be renamed “Acreage Holdings, Inc.”

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, LLC (“NYCANNA”), Impire State Holdings, LLC (“Impire”), NY Medicinal Research & Caring, LLC (“NYMRC”) (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. Acreage Holdings is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

Acquisitions:

Except where noted, pro-forma results of operations for the below acquisitions are not presented because they are not material to our Consolidated Statements of Operations. The majority of the entities listed below were non-operational at the time of acquisition.

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We are in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

HSCP Oregon, LLC

In January 2018, the Company purchased the remaining 51% non-controlling interest in HSCP Oregon, LLC for a total consideration of $500, which included cash and forgiveness of a shareholder advance.

Maryland Medicinal Research & Caring, LLC (“MMRC”)

In May 2018, the Company purchased the remaining 20% non-controlling interest in MMRC for a total consideration of $203 in cash.

D&B Wellness, LLC

In May 2018, the Company acquired 100% of D&B Wellness, LLC (d/b/a Compassionate Care Center of Connecticut), a medical dispensary located in Bethel, Connecticut for a total consideration of $14,500, which included cash, Class D units and seller notes.

Selected line items from the Company’s pro-forma Condensed Interim Consolidated Statements of Operations for the years ended December 31, 2017 and 2016 are presented below:

	Acreage Holdings		D&B Adjustments		Pro-forma Results
	For the Year Ended		For the Year Ended		For the Year Ended
	December	December	December	December	December	December
	31, 2017	31, 2016	31, 2017	31, 2016	31, 2017	31, 2016
Revenues, net	$7,743	$3,771	$8,826	$8,973	$16,569	$12,744
Gross profit	2,976	1,163	4,138	4,326	$7,114	$5,489
Net operating income (loss)	(7,047)	(1,931)	1,488	2,271	(5,559)	340
Net income (loss)	(7,616)	(2,408)	1,488	2,271	(6,128)	(137)

South Shore BioPharma, LLP (“SSBP”)

In May 2018, the Company purchased a management agreement through 100% acquisition of SSBP, a management company located in Norwell, Massachusetts for a total consideration of $4,277, which included cash, Class D units and seller notes.

The Wellness & Pain Management Connection, LLC (“WPMC”)

In May 2018, the Company acquired a controlling interest in WPMC, increasing its ownership percentage from 39% to 83%, for total consideration of $19,368, consisting of cash and Class D units. WPMC is a management company located in Portland, Maine.

Impire State Holdings, LLC (“Impire”)

In June 2018, the Company acquired all remaining ownership interests in Impire, a financial intermediary located in New York State, for a total consideration of $2,500 consisting of Class D units.

Cannabliss

In June 2018, the Company acquired all remaining non-controlling interests in Cannabliss for a total consideration of $1,311, consisting of cash, Class D units and seller notes.

Prime Alternative Treatment Care Consulting, LLC (“PATCC”)

In July 2018, the Company acquired all remaining ownership interests in PATCC, a management company located in New Hampshire. Consideration for this transaction was $16,082, which included Class D Units and seller notes.

MA RMD SVCS, LLC

In July 2018, the Company acquired all remaining non-controlling interests in MA RMD SVCS, LLC, a management company located in Scituate, Massachusetts. The consideration for this transaction totaled $9,364, consisting of cash, Class D Units and seller notes.

Greenleaf Ohio

The Company entered into management contracts with Greenleaf Apothecaries, LLC to operate five dispensaries and Greenleaf Therapeutics, LLC to operate a processing facility (together “Greenleaf”) in July and August of 2018, respectively. The Company paid total consideration of $16,500, consisting of cash, Class D units and seller’s notes. As part of this arrangement, the Company also issued a $16,000 secured line of credit for use in the build-out of the managed facilities.

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Prime Wellness Centers, LLC (“PWC”)

In August 2018, the Company acquired the all interests in license holder PWC, a vertically integrated operator of three dispensaries and a cultivation facility, all located in Massachusetts, which was formerly managed by Prime Consulting Group, LLC, a management company in which the Company owned a 20% equity interest. Total consideration was approximately $22,717, consisting of cash, Class D units and seller’s notes.

NYCANNA, LLC

In August 2018, the Company acquired all remaining ownership interests in NYCANNA, LLC, a vertically integrated for-profit license holder located in New York for total consideration of $37,646, consisting of cash, Class D units and seller’s notes.

Prime Wellness of Connecticut, LLC (“PWCT”)

In September 2018, the Company acquired all remaining ownership interests in PWCT, a medical dispensary in South Windsor, Connecticut for a total consideration of $10,076, consisting of cash, Class D units and seller’s notes.

Compassionate Care Foundation, Inc. (“CCF”)

In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services for a monthly fee based on product sales. The management agreement will terminate and any outstanding obligations will convert to an ownership interest should New Jersey pass a law allowing recreational sales.

WPMC

In September 2018, the Company increased its ownership in WPMC from 83% to 87% in exchange for $1,225 in Class D units.

Prime Wellness of Pennsylvania, LLC (“PWPA”)

In October 2018, the Company acquired all remaining non-controlling interests in PWPA, a cultivation facility located in Pennsylvania, for cash consideration of $16,500.

GCCC Management, LLC

In October 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for total cash consideration of $10,000.

Florida Wellness, LLC (“FLW”)

In October 2018, the Company withdrew from FLW. In connection with the withdrawal, FLW issued a $2,440 promissory note to the Company. Also in connection with this transaction, the Company issued warrants to purchase $5,575 of Company stock upon public listing.

In Grown Farms 2, LLC

In October, the Company entered into a Securities Purchase Agreement with In Grown Farms 2, LLC (“IGF”), an Illinois cultivation license holder, pursuant to which the Company will acquire IGF for a total purchase price of $15,500. The purchase price will be paid as follows: $8,000 will be payable on the closing date, $6,500 will be paid on January 15, 2019 (assuming the transaction has closed) and $1,000 18 months following the closing date, less any amount subject to a potential indemnification claim at such time.

Nature’s Way Nursery of Miami, Inc. (“NW”)

In November 2018, the Company paid $10,000 cash into escrow for 5% equity in connection with the acquisition of NW. The acquisition is expected to be achieved in two stages: the initial 5% is expected to close in January 2019, and the remaining 95% will be acquired for an additional $57,000 upon Florida state approval.

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the review affects both current and future periods. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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Financial instruments

The Company evaluates the fair value of investments at the end of each reporting period. In addition to investment-specific information, the Company considers general market trends, conditions and transactions. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

The fair value of investments may be adjusted if:

•	There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;
•	There have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value;
•	The investee company is placed into receivership or bankruptcy;
•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;
•	The investee company makes important positive/negative management changes that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of the investments will be based upon management’s judgment and any value estimated may not be realized or realizable. See Note 6 of the consolidated financial statements for discussion of current period fair value adjustments.

Derivative liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Black-Scholes model with a Monte Carlo simulation. Critical estimates and assumptions used in the model are discussed in Note 9 of the consolidated financial statements.

Income taxes

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement.

Income tax expense is recognized in the Consolidated Statements of Operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measures using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

At December 31, 2017 and 2016, deferred tax assets and liabilities were immaterial.

Certain Acreage subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

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Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities. If the final outcome of these tax- related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

As discussed above, the Company has taken the position that any costs included in cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance. The Company exercises significant judgments in determining the amounts to include within cost of goods sold, which include allocations of overhead attributable to sales calculated using identifiable metrics such as employee time sheets and square footage.

Business combinations

Judgement is required to determine when the Company gains control of an investment. This requires an assessment of the relevant activities of the investee that significantly affect its returns, including operating and capital expenditure decision-making, financing of the investee, key management personnel changes and when decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Investments in which the Company does not gain control are accounted for as investments in associates (if the Company has significant influence) or as investments in private entities (if the Company has no significant influence). Refer to Note 4 and Note 6 of the consolidated financial statements for further discussion.

Impairment on promissory notes receivable

At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable. Refer to Note 14 of the consolidated financial statements for further discussion on credit risk.

Impairment on investments in associates

An impairment loss on an investment in an associate is measured by comparing the recoverable amount of the investment with its carrying amount. The Company must assess several factors, such as the market conditions, potential buyers and the performance of the associate to determine the recoverable amount. Refer to Note 6 of the consolidated financial statements for further discussion.

9.       CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

New standards and interpretations issued but not yet adopted

Several new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these consolidated financial statements:

Leases

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”). The new standard will replace IAS 17 - Leases (“IAS 17”) and eliminate the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in similar accounting treatment to current finance leases under IAS 17. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard, the treatment of all lease expense is included in Depreciation and amortization in the Consolidated Statements of Operations, and an interest component is recognized for each lease, resulting in similar accounting treatment to current finance leases under IAS 17. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. Based on current operations, the Company does not expect this standard to have significant impact on our consolidated financial statements.

Revenue

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”), which replaces the existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers, providing a principles-based approach for revenue recognition, and introduces the concept of recognizing revenue for performance obligations as they are satisfied. Revenues outside of the scope of IFRS 15 include interest and dividend income, trading revenues, securities gains/losses, insurance revenues and lease income. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from transactions with our customers. In April 2016, the IASB issued clarifications to IFRS 15, which provide additional clarity on revenue recognition related to identifying performance obligations, application guidance on principal versus agent and intellectual property licenses.

10

The Company has substantially completed the assessment of the impact of the application of the new standard and reached conclusions on key accounting policies upon transitioning to IFRS 15. The Company has not identified any material impacts on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations upon initial application. The Company does not expect the implementation of IFRS 15 to otherwise have a significant impact on its retail revenue stream. The Company continues to assess the impact of the disclosure requirements under IFRS 15 on the Company’s consolidated financial statements.

Equity-settled payment

In June 2016, the IASB issued amendments to IFRS 2 - Share-based payment in relation to the classification and measurement of equity-settled payment transactions. We do not expect the amendments to have a significant impact on our consolidated financial statements. The amendments are effective for our fiscal year beginning January 1, 2018.

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure as at December 31, 2017 is the carrying amount of cash, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. Notes that are overdue are assessed for impairment.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at December 31, 2017, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

11

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

11.	OUTSTANDING SHARE DATA

From January 2016 to November 2016, the Company issued 12,225,000 Class A membership units in exchange for $11,981 in cash and other assets, net of $244 costs incurred in connection with the issuance. The Acreage operating agreement provides the Class A membership units with priority recovery of their invested capital in the event of a dissolution of the Company.

In March 2017, the Company issued 6,000,000 of Class C units to certain employees of HSCPM in exchange for $630 of notes receivable, which bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified as compensation expense.

In December 2017, the Company issued 100,329 Class A payment-in-kind units in lieu of cash in connection with interest payable on outstanding notes.

In December 2017, the Company issued 3,250,000 Class C-1 membership units to certain employees for services. These membership units qualify as profits interests for U.S. federal income tax purposes.

The following share capital data is current as of the date of this document:

Shares Outstanding
(expressed in units)	Balance
Class A units	26,928,608
Class B units	20,000,000
Class C units	6,000,000
Class C-1 units	7,488,000
Class D units	17,018,390
Class E units	19,352,143
Total	96,787,141

12

Schedule “E”

ACREAGE HOLDINGS’ INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Three and Six Months Ended June 30, 2018 and 2017

(In United States Dollars)

Page

Condensed Interim Consolidated Statements of Financial Position	3

Condensed Interim Consolidated Statements of Operations	4

Condensed Interim Consolidated Statements of Members’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements	8 - 24

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		(Unaudited)
(Expressed in $000’s USD)	Note	June 30, 2018	December 31, 2017
ASSETS
Cash		$85,992	$16,231
Restricted cash	3	7,258	269
Inventory	9	1,538	463
Biological assets	9	1,027	–
Other current assets		344	515
Total current assets		96,159	17,478

Investments	6	28,393	33,748
Promissory notes receivable	7	8,501	6,987
Capital assets, net	8	14,976	11,039
Intangible assets, net	5	61,955	800
Goodwill	5	2,191	2,191
Deferred acquisition costs	4	11,496	–
Other non-current assets		389	766
Total non-current assets		127,901	55,531

TOTAL ASSETS		$224,060	$73,009

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities		$4,559	$7,802
Taxes payable	14	1,530	1,114
Interest payable	10	232	143
Current portion of debt	10	9,668	20
Other current liabilities		935	917
Total current liabilities		16,924	9,996

Debt	10	31,809	27,598
Derivative liabilities	10	8,873	2,897
Deposits	3	7,163	–
Other liabilities		85	1,975
Total non-current liabilities		47,930	32,470

TOTAL LIABILITIES		$64,854	$42,466

Members' equity	11	140,143	20,133
Non-controlling interests	11	19,063	10,410
TOTAL MEMBERS’ EQUITY		$159,206	$30,543

TOTAL LIABILITIES AND MEMBERS' EQUITY		$224,060	$73,009

Approved on behalf of Management on November 9, 2018:

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to unaudited condensed interim consolidated financial statements

3

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
(Expressed in $000’s USD)	Note	2018	2017	2018	2017
Revenues, net		$2,951	$1,853	$5,148	$3,443
Cost of goods sold		(1,762)	(946)	(3,228)	(2,150)
Gross profit, excluding fair value items		1,189	907	1,920	1,293
Unrealized fair value gain on growth of biological assets		446	–	979	–
Gross profit		1,635	907	2,899	1,293

OPERATING EXPENSES
General and administrative		2,622	728	4,397	2,464
Compensation expense		2,070	590	5,055	1,030
Marketing		417	56	621	105
Depreciation and amortization	5, 8, 9	265	2	275	3
Total operating expenses		5,374	1,376	10,348	3,602

Net operating loss		$(3,739)	$(469)	$(7,449)	$(2,309)

Income from investments, net	6	19,652	151	19,870	317
Interest income	7	44	109	135	188
Interest expense	10	(1,618)	(51)	(3,168)	(56)
Change in fair market value of derivative liabilities	10	(7,018)	–	(5,976)	–
Other income (loss), net		(966)	30	(1,007)	64
Total other income		10,094	239	9,854	513

Net income (loss) before income taxes		$6,355	$(230)	$2,405	$(1,796)

Income tax expense	14	(247)	(204)	(483)	(408)

Net income (loss)		$6,108	$(434)	$1,922	$(2,204)

Less: net income (loss) attributable to non-controlling interests		112	(325)	200	(906)

Net income (loss) attributable to members of the parent		$5,996	$(109)	$1,722	$(1,298)

See accompanying notes to unaudited condensed interim consolidated financial statements

4

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(Unaudited)

	Attributable to members of the parent
					Total	Non-
	Membership	Contributed	Units	Accumulated	Member	controlling	Total
(Expressed in $000’s USD)	Units	Capital	Reserve	Deficit	Equity	interests	Equity
Balance as at December 31, 2016	40,000,000	$26,697	$–	$(2,318)	$24,379	$4,562	$28,941
Issuance of Class C units for in-kind contributions	6,000,000	630	–	–	630	–	630
Interest expense settled with PIK Class A units	–	–	41	–	41	–	41
Capital contributions, net	–	–	–	–	–	3,412	3,412
Net loss	–	–	–	(1,298)	(1,298)	(906)	(2,204)
Balance as at June 30, 2017	46,000,000	$27,327	$41	$(3,616)	$23,752	$7,068	$30,820
Issuance of Class C profits interests	3,250,000	1,522	–	–	1,522	–	1,522
PIK units issued from reserve	8,460	41	(41)	–	–	–	–
Interest expense settled with PIK Class A units	91,869	444	120	–	564	–	564
Capital contributions, net	–	–	–	–	–	3,049	3,049
Net income (loss)	–	–	–	(5,705)	(5,705)	293	(5,412)
Balance as at December 31, 2017	49,350,329	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543
Issuance of Class D units for in-kind contributions	3,143,272	19,488	–	–	19,488	–	19,488
Issuance of Class E units, net	16,699,104	100,005	–	–	100,005	–	100,005
Equity-based compensation expense	–	–	826	–	826	–	826
Class C profits interests vested	1,515,000	648	(648)	–	–	–	–
PIK units issued from reserve	24,772	120	(120)	–	–	–	–
Interest expense settled with PIK Class A units	73,798	357	615	–	972	–	972
Capital contributions, net	–	–	–	–	–	2,723	2,723
Increase in non-controlling interests from business acquisitions	–	–	–	–	–	7,241	7,241
Purchase of non-controlling interests	–	(3,003)	–	–	(3,003)	(1,511)	(4,514)
Net income	–	–	–	1,722	1,722	200	1,922
Balance as at June 30, 2018	70,806,275	$146,949	$793	$(7,599)	$140,143	$19,063	$159,206

See accompanying notes to unaudited condensed interim consolidated financial statements

5

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended
	June 30,
(Expressed in $000’s USD)	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,922	$(2,204)
Adjustments for:
Depreciation and amortization	275	3
Equity-based compensation expense	1,141	–
Change in fair market value of derivative liabilities	5,976	–
Change in fair market value of biological assets	(979)	–
Gain on sale of investment	(2,628)	–
Non-cash interest expense	2,503	41
Non-cash (income) loss from investments, net	(16,983)	(167)
Non-cash miscellaneous income	(40)	–
Non-cash expense from lost deposits	575	–
Collection of interest	198	44
Other	–	7
Change, net of acquisitions in:
Inventory	(510)	(40)
Biological assets	(334)	–
Other assets	(39)	(28)
Interest receivable	(135)	(188)
Accounts payable and accrued liabilities	(5,493)	161
Taxes payable	416	408
Interest payable	89	5
Other liabilities	(1,230)	–
Net cash used in operating activities	$(15,276)	$(1,958)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	$(3,740)	$(340)
Investments in promissory notes receivable	(2,965)	(1,100)
Collection of promissory notes receivable	2,202	–
Cash paid for investments	(1,821)	(8,325)
Proceeds from sale of investment	9,634	–
Business acquisitions, net of cash acquired	(8,067)	–
Purchase of intangible asset	(416)	–
Deferred acquisition costs	(11,216)	–
Distributions from investments	141	221
Cash transferred from escrow	174	–
Net cash used in investing activities	$(16,074)	$(9,544)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of membership units, net	$101,785	$–
Proceeds from convertible note, net of deferred costs	–	4,626
Shareholder advance	–	(52)
Purchase of non-controlling interest	(904)	–
Repayment of loan	(2,493)	(9)
Capital contributions - non-controlling interests, net	2,723	3,412
Net cash provided by financing activities	$101,111	$7,977

Net increase (decrease) in cash	$69,761	$(3,525)
Cash - Beginning of period	16,231	5,296
Cash - End of period	$85,992	$1,771

See accompanying notes to unaudited condensed interim consolidated financial statements

6

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$576	$10
Income taxes paid	67	–

OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred acquisition costs not yet paid for	$855	$–
Capital assets not yet paid for	135	–
Receipt of capital assets previously paid for	246	–
Equity issuance costs payable	1,749	–
Settlement of prior liability with issuance of Class D units	602	–
Change in fair value of biological assets transferred to inventory	236	–

See accompanying notes to unaudited condensed interim consolidated financial statements

7

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

1.       NATURE OF OPERATIONS

Acreage Holdings (the “Company” or “Acreage”) was formed on April 29, 2014 and is a Delaware limited liability company under the legal name of High Street Capital Partners, LLC. The Company offers financial and operational support to its subsidiaries and investees. As at June 30, 2018, the Company held investments in cultivation facilities, dispensaries and other cannabis related companies across 13 states.

The Company’s corporate office and principal place of business is located at 366 Madison Avenue, New York, New York, in the United States of America. Its operations officially commenced on January 1, 2015, when certain investments were contributed into Acreage in exchange for membership units by its founding member. Directors and officers of the Company control 36% and 49% of the voting units of the Company as at June 30, 2018 and December 31, 2017, respectively.

The Company is managed by High Street Capital Partners Management, LLC (“HSCPM” or “Manager”). HSCPM was formed on April 9, 2014 and is a Delaware limited liability company. As the sole manager, HSCPM has the authority to make key decisions on behalf of the Company. HSCPM also incurs certain operating expenses on behalf of Acreage, such as rent and payroll, for which it is reimbursed in accordance with the management agreement. The entity is 100% owned by the founding members of Acreage.

2.	BASIS OF PREPARATION

Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These unaudited condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements were approved and authorized for issue by Management on November 9, 2018.

Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.

Functional and presentation currency

The unaudited condensed interim consolidated financial statements and the accompanying notes are expressed in United States (“U.S.”) Dollars.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The unaudited condensed interim consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases.

8

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

The Company’s subsidiaries and ownership interests are as follows:

		State of	June 2018	December 2017
Business Name	Entity Type	Operations	Ownership %	Ownership %
Cannabliss:
22nd & Burn, Inc.	Dispensary	OR	100%	70%
East 11th, Inc.	Dispensary	OR	100%	65%
The Firestation 23, Inc.	Dispensary	OR	100%	65%
HSCP Oregon, LLC	Dispensary /	OR	100%	49%
	Cultivation license
HSC Solutions, LLC	Investment company	NY	100%	100%
Florida Wellness, LLC (“FLW”)	Investment company	FL	44%	44%
Impire State Holdings, LLC (“Impire”)	Investment company	NY	100%	80%
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation facility	PA	50%	50%
MA RMD SVCS, LLC	Management	MA	51%	51%
	company
Maryland Medicinal Research & Caring, LLC	Dispensary	MD	100%	80%
(“MMRC”)
The Wellness & Pain Management Connection	Management
LLC (“WPMC”)	Company	ME	83%	39%
D&B Wellness, LLC (“D&B”)	Dispensary	CT	100%	—%

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.

Non-controlling interest

Non-controlling interest is shown as a component of total members’ equity on the unaudited Condensed Interim Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interest is shown as a component of net income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations.

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared following substantially the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2017, except as noted below.

The Company implemented the following additional policies beginning January 1, 2018:

Restricted cash

Restricted cash represents funds contractually held for specific purposes and, as such, not available for general corporate purposes.

Deposits

Deposits represent refundable proceeds related to the issuance of Class E units.

Revenue recognition

The IASB’s new revenue recognition standard IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) was adopted by the Company on January 1, 2018. The new standard replaces IAS 18 - Revenue, and provides for a single model that applies to all contracts with customers with two types of recognition: at a point in time or over time. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identify the contract with a customer
2.	Identify the performance obligation(s)
3.	Determine the transaction price

9

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

4.	Allocate the transaction price to the performance obligation(s)
5.	Recognize revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer. Revenue from management contracts is recognized over time as the management services are provided.

Biological assets and inventory

In accordance with IAS 41 - Agriculture, the Company’s biological assets are measured at fair value less costs to sell up to the point of harvest. The Company capitalizes all direct and indirect costs as they are incurred, which include the direct costs of seeds and growing materials and indirect costs such as utilities and allocated labor, depreciation and overhead costs. These costs are subsequently classified within Cost of goods sold on the unaudited Condensed Interim Consolidated Statements of Operations in the period in which the related product is sold. The unrealized fair value adjustments on growth of biological assets are recorded in a separate line on the unaudited Condensed Interim Consolidated Statements of Operations.

The Company’s inventories initially include the fair value of the biological assets at the time of harvest. They also include subsequent costs to prepare the product for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and allocated labor. All direct and indirect costs related to inventory are capitalized when they are incurred, and they are subsequently classified within Cost of goods sold on the unaudited Condensed Interim Consolidated Statements of Operations, except for the realized fair value amounts included in inventory sold which are recorded on a separate line item. Inventory is valued at the lower of cost and net realizable value.

4.	ACQUISITIONS

During the six months ended June 30, 2018, the Company made the following acquisitions, and has allocated each purchase price as follows:

Purchase Price Allocation	D&B (1)	WPMC (2)
Assets acquired:
Cash and cash equivalents	$289	$62
Inventory	120	–
Other current assets	29	40
Promissory notes receivable	–	814
Capital assets, net	46	–
Intangible assets	14,308	42,774
Other non-current assets	5	–
Liabilities assumed:
Accounts payable and accrued liabilities	(297)	(69)
Fair value of net assets acquired	$14,500	$43,621

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

(1)       On May 31, 2018, the Company acquired all interests in license holder D&B for total consideration of $14,500, which includes: (i) $250 in cash, (ii) $11,150 in seller’s notes and (iii) $3,100 Class D membership units.

10

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

Selected line items from the Company’s unaudited pro-forma Condensed Interim Consolidated Statement of Operations for the six months ended June 30, 2018 and 2017 are presented below:

	Acreage Holdings		D&B Adjustments		Pro-forma Results
	For the Six Months		For the Six Months		For the Six Months
	Ended		Ended		Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017	2018	2017
Revenues, net	$5,148	$3,443	$3,521	$4,362	$8,669	$7,805
Gross profit	2,899	1,293	1,650	2,122	4,549	3,415
Net operating income (loss)	(7,449)	(2,309)	1,108	1,466	(6,341)	(843)
Net income (loss)	1,922	(2,204)	1,025	1,466	2,947	(738)

(2)       In May 2018, the Company obtained a management contract with a useful life of 18 years by acquiring a controlling interest in WPMC. Total consideration for this transaction was $43,621, which includes: (i) $8,168 in cash, (ii) $11,200 of stock in the form of Class D membership units, (iii) $17,012 fair market value of the previously held interest and (iv) $7,241 fair market value of the non-controlling interest. As a result of this acquisition, the previously held interest in WPMC was re-measured from

$6,230 to $17,012, resulting in a gain of $10,782, which was recorded in Income from investments, net on the unaudited Condensed Interim Consolidated Statements of Operations in the three and six months ended June 30, 2018.

The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis utilizing information available at the time of the acquisition. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, working capital, and deferred income taxes. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date. Pro-forma results of operations for WPMC are not presented because they are not material to our unaudited Condensed Interim Consolidated Statements of Operations.

Deferred acquisition costs

The Company makes advance payments to certain acquisition targets for which the transfer is pending certain regulatory approvals prior to the acquisition date.

As at June 30, 2018, the Company had the following deferred acquisition costs:

Acquisition Target	June 30, 2018
NYCANNA, LLC (“NYCANNA”)	$8,921
Prime Wellness of Connecticut, LLC (“PWCT”)	2,475
NCC, LLC (“NCC”)	100
Deferred acquisition costs	$11,496

11

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

5.	INTANGIBLE ASSETS AND GOODWILL

A reconciliation of the beginning and ending balances of goodwill and intangible assets is as follows:

		Management	Accumulated	Intangible
	License	Contract	Amortization	Assets, net	Goodwill
As at December 31, 2017	$800	$–	$–	$800	$2,191
SSBP (1)	–	4,277	(8)	4,269	–
D&B (2)	14,308	–	–	14,308	–
WPMC (2)	–	42,774	(196)	42,578	–
As at June 30, 2018	$15,108	$47,051	$(204)	$61,955	$2,191

(1)       In May 2018, the Company purchased a management contract with a useful life of 20 years through acquisition of South Shore BioPharma, LLC (“SSBP”), a management company located in Massachusetts, for a total consideration of $4,277, which included: (i) $416 in cash, (ii) $2,056 in seller’s notes and (iii) $1,805 in Class D membership units. The Company determined the purchase did not qualify as a business combination as SSBP was not operational at the time of purchase.

(2)	In May 2018, the Company completed its acquisition of D&B and WPMC. Refer to Note 4 for further details.

6.	INVESTMENTS

The carrying values of the Company’s investments in the unaudited Condensed Interim Consolidated Statements of Financial Position as at June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Investments in private entities	$24,568	$18,473
Investments in associates	3,825	8,269
Investments held for sale	–	7,006
Total	$28,393	$33,748

Income from investments, net in the Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2018 and 2017 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Investments in private entities	$6,173	$150	$6,353	$150
Investments in associates	10,851	1	10,889	167
Gain on investment held for sale	2,628	–	2,628	$–
Total	$19,652	$151	$19,870	$317

12

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

Investments in private entities

The Company’s investments in private entities as at June 30, 2018 and December 31, 2017 are as follows:

			Carrying Value		Ownership Interests
		Primary
		state of	June 30,	December	June 30,	December
Entity Name	Entity Type	operations	2018	31, 2017	2018	31, 2017
San Felasco Nurseries, LLC	Cultivation
(“SFN”) (1)	and	Florida	$6,714	$6,714	7%	7%
	Dispensary
PWCT (2)	Dispensary	Connecticut	1,750	1,750	18%	18%
Dixie Brands, Inc. (2)	Consumer	Colorado	3,050	3,050	4%	7%
	Products
	Cultivation
NYCANNA (3)	and	New York	12,502	6,407	25%	20%
	Dispensary
Kalyx Development, Inc. (2)	Real Estate	New York	552	552	9%	14%
	Development
			$24,568	$18,473

Investments in private entities are measured at FVTPL and are classified as Level 3 in the fair value hierarchy. The following factors were considered in the fair value assessment as at the end of each reporting period:

(1)       The Company reviewed comparable market transactions and determined no material changes to the investment’s fair value was necessary. FLW, a consolidated subsidiary of the Company, owns 15% of SFN.

(2)       The Company reviewed investment-specific financial information provided by the investee as well as comparable market transactions and determined no material change to the investment’s fair value was necessary.

(3)       This investment represents the Company’s indirect interest in NYCANNA, a medical cannabis license holder in the State of New York formed on November 1, 2016. The Company has a 100% and 80% ownership interest in Impire as at June 30, 2018 and December 31, 2017, respectively, which in turn has a 50% ownership interest in NY Medicinal Research & Caring, LLC (“NYMRC”). NYMRC has a 50% ownership interest in NYCANNA. While as a result of this structure, Acreage indirectly has a 25% and 20% ownership interest in NYCANNA as at June 30, 2018 and December 31, 2017, respectively, the Company cannot exercise significant influence over NYCANNA because it does not control that ownership interest.

During the six months ended June 30, 2018, the Company reviewed comparable market transactions and recorded a gain of

$6,095 in Income (loss) from investments, net in the Consolidated Statements of Operations.

13

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

Investments in associates

The Company’s investments in associates as at June 30, 2018 and December 31, 2017 are as follows:

			Carrying Value		Ownership Interests
		Primary state	June 30,	December	June 30,	December
Entity Name	Entity Type	of operations	2018	31, 2017	2018	31, 2017
WPMC (1)	Management	Maine	$—	$6,230	83%	39%
	Company
NCC	Dispensary	Illinois	927	961	30%	30%
HSRC NorCal, LLC	Management	California	2,796	976	45%	45%
	Company
Prime Consulting Group,	Management
LLC (“PCG”)	Company	Massachusetts	40	40	20%	20%
Prime Alternative
Treatment Care	Management	New
Consulting, LLC	Company	Hampshire	62	62	12%	12%
(“PATCC”)
			$3,825	$8,269

(1) The Company re-measured its previously held interest in WPMC in connection with acquiring a controlling interest and recorded a gain of $10,782 in Income (loss) from investments, net in the Consolidated Statements of Operations in the three and six months ended June 30, 2018. Refer to Note 4 for further information.

Investments held for sale

In the fourth quarter of 2017, the Company initiated a plan to sell its equity interest in Compass Ventures, Inc., Greenhouse Compass, LLC, HSGH Properties, LLC and HSGH Properties Union, LLC (together, “Compass”). The entities hold licenses to operate multiple dispensaries and a cultivation facility in the state of Illinois. As at December 31, 2017, the Company owned approximately 47.5% of Compass, with carrying value of $7,006. The Company sold the Compass equity interest for cash proceeds of $9,634 in May 2018, recognizing a $2,628 gain on the sale.

7.	PROMISSORY NOTES RECEIVABLE

		Principal
				Other Notes	Interest
	TGS (i)	SFN (ii)	CCF (iii)	Receivable (iv)	Receivable	Total
As at December 31, 2016	1,800	–	–	828	153	2,781
Principal additions	–	1,100	–	–		1,100
Interest earned	–	–	–	–	188	188
Payments	–	–	–	–	(44)	(44)
As at June 30, 2017	1,800	1,100	–	828	297	4,025
Principal additions	–	2,000	–	723	–	2,723
Equity investment converted to note	–	–	–	125	–	125
Interest earned	–	–	–	–	142	142
Payments	–	–	–	–	(28)	(28)
As at December 31, 2017	$1,800	$3,100	$–	$1,676	$411	$6,987
Principal additions	–	–	2,000	965	–	2,965
Additions from business acquisition	–	–	–	814	–	814
Interest earned	–	–	–	–	135	135
Payments	(1,800)	–	–	(402)	(198)	(2,400)
As at June 30, 2018	$–	$3,100	$2,000	$3,053	$348	$8,501

14

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

(i)       Interest income related to the TGS note totaled $30 and $54 for the six months ended June 30, 2018 and 2017, respectively. In April 2018, the entire principal and accrued interest was repaid in the amount of $1,996.

(ii)       On March 1, 2017, Acreage issued an unsecured convertible promissory note to SFN for a principal sum of $1,100 via FLW. The note bears interest at a rate of 12% per annum. Interest income on the promissory note totaled $21 and $44 for the six months ended June 30, 2018 and 2017, respectively. The note was deemed in default when it matured in March 2018, and as such, no further interest income was recorded past the date of default.

On October 17, 2017, Acreage issued an additional unsecured promissory note to SFN for a principal sum of $2,000. The note bears interest at a rate of 9% per annum compounded annually. Interest began to accrue on the 121st day after the issuance of the note, February 15, 2018. Interest income on the promissory note totaled $7 for the six months ended June 30, 2018. The note was deemed in default as at March 2018, and as such, no further interest income was recorded past the date of default.

Despite the delays in payment from SFN, the Company does not believe either note to be impaired. Given comparable industry transactions, the Company believes it will secure payment of the note along with the sale of our interest in SFN.

(iii)       On June 26, 2018, Acreage issued a bridge loan note to Compassionate Care Foundation, Inc. (“CCF”) for a principal sum of $2,000 and an interest rate of 18% per annum. As at June 30, 2018, the note was due on December 31, 2018. However, if Acreage satisfies certain conditions, including receiving New Jersey state approval, the loan will convert to the first advance of a revolving credit facility with an aggregate available commitment of $12,500 and interest rate of 18% per annum. The revolving credit loans would then mature 5 years from such date. In September 2018, a management contract was entered into with CCF, thereby converting the loan to a revolving line of credit. Refer to Note 16 for further details.

(iv)       Primarily represents outstanding notes due from entities to which we provide management services as well as related parties. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $77 and $90 for the six months ended June 30, 2018 and 2017, respectively.

8.	CAPITAL ASSETS, NET

As at June 30, 2018 and December 31, 2017 capital assets consist of:

	June 30,	December 31,
	2018	2017
Land	$610	$610
Building	9,779	484
Construction in progress	2,846	9,764
Furniture, fixtures and equipment	1,747	160
Leasehold improvements	281	78
Capital assets, gross	15,263	11,096
Less: Accumulated depreciation	(287)	(57)
Capital assets, net	$14,976	$11,039

15

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

A reconciliation of the beginning and ending balances of capital assets is as follows:

	Capital Assets,	Accumulated	Capital Assets,
	Gross	Depreciation	Net
As at December 31, 2016	$679	$(37)	$642
Increase from capital expenditure	339	–	339
Disposals	(3)	–	(3)
Depreciation	–	(3)	(3)
As at June 30, 2017	$1,015	$(40)	$975
Increase from capital expenditure	10,081	–	10,081
Depreciation	–	(17)	(17)
As at December 31, 2017	$11,096	$(57)	$11,039
Increase from capital expenditure	4,121	–	4,121
Increase from business acquisition	46	–	46
Depreciation (1)	–	(230)	(230)
As at June 30, 2018	$15,263	$(287)	$14,976

(1) Depreciation includes $159 that was capitalized to biological assets and inventory.

9.	BIOLOGICAL ASSETS AND INVENTORY

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the lowest estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle and the fail rate at each respective stage.

Management has made the following estimates in this valuation model:

•	The average number of weeks in the growing cycle is sixteen weeks from propagation to harvest;
•	The average harvest yield of whole flower is 172 grams per plant; and
•	The average selling price, which is determined by estimating the lowest wholesale value of cannabis on a state-by-state basis, is $9 per gram.

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company's historical results. The estimate of the selling price per gram is based on the Company's expected sales price going forward as sales commenced for flower in August 2018.

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As at June 30, 2018, the biological assets were on average, 42% complete, and it is expected that the Company's biological assets will ultimately yield approximately 380 lbs of cannabis.

As at June 30, 2018 and December 31, 2017 inventory consists of:

	June 30, 2018	December 31, 2017
Retail inventory	$577	$421
Cultivation inventory	671	–
Supplies & other	290	42
Total	$1,538	$463

16

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

A reconciliation of the beginning and ending balances of biological assets is as follows:

Amount
As at December 31, 2017	$–
Production cost capitalized	560
Depreciation cost capitalized	159
Changes in fair value less costs to sell due to biological transformation	979
Transferred to inventory upon harvest	(671)
As at June 30, 2018	$1,027

10.	DEBT

The Company’s debt balances consist of the following:

	June 30, 2018	December 31, 2017
Senior secured convertible notes	$28,618	$27,087
Loan payable	521	531
Promissory notes payable	12,338	–
Total debt	41,477	27,618
Less current portion	(9,668)	(20)
Total non-current debt	$31,809	$27,598

Senior secured convertible notes

Between June and November of 2017, the Company issued senior secured convertible notes (the “Notes”) for a total principal amount of $31,294, net of issuance costs, of which $4,797 were issued as at June 30, 2017. The Notes mature on November 15, 2020. Interest payable on the outstanding principal accrues at a rate of 10% per annum, payable quarterly in cash or additional Class A membership units, at the election of the holders of the Notes.

The Notes contain both a conversion option and a warrant, which are classified as derivative liabilities and recognized at fair value through profit or loss. The fair values of the warrants and the conversion options as at June 30, 2018 and December 31, 2017 of $8,873 and $2,897, respectively, were calculated using a Black-Scholes model with a Monte Carlo simulation, with the following assumptions:

	June 30,	December 31,
	2018	2017
Risk-free rate	2.33%	1.83%
Expected dividend yield	—%	—%
Expected term (in years)	0.86	1.36
Volatility	80.00%	73.00%

17

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

The interest expense related to the Notes for the six months ended June 30, 2018 and 2017 consists of the following:

	Six months ended
	June 30,
	2018	2017
Cash interest	$598	$5
PIK interest	972	41
Accretion (1)	1,531	–
Total interest expense	$3,101	$46

(1)  Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.

Loan payable

NCC Real Estate, LLC (“NCC RE”), which is owned by the Company’s consolidated subsidiary HSC Solutions, LLC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building houses operations of NCC. The promissory note payable carries a fixed interest rate of 3.7%. Interest expense related to loan payable for the six months ended June 30, 2018 and 2017 totaled $10 in both periods.

Promissory notes payable

	Principal
				Other Notes	Interest
	D&B (i)		SSBP (ii)	Payable (iii)	Payable	Total
As at December 31, 2017	$–	$	–	$–	$–	$–
Principal Additions	11,150		2,056	1,615	–	14,821
Interest expense	–		–	–	57	57
Payments	(2,450)		–	(33)	–	(2,483)
As at June 30, 2018	$8,700	$	2,056	$1,582	$57	$12,395

(i)       Relates to the promissory note issued in connection with acquisition of D&B in May 2018. Refer to Note 4 for further information.

(ii)       Relates to the promissory note issued in connection with acquisition of SSBP in May 2018. Refer to Note 5 for further information.

(iii)       Represents $855 of notes payable issued in connection with the pending NYCANNA acquisition and $760 in seller’s notes issued in connection with the acquisition of Cannabliss. Refer to Note 4 and Note 11 for further information.

11.	MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION

Members’ Equity

Pursuant to the Company’s Amended Operating Agreement dated April 2018 and subsequent amendments thereto, the Company is authorized to issue up to 28,000,000 Class A membership units, 20,000,000 Class B membership units, 6,000,000 Class C membership units, 8,750,000 Class C-1 membership units, 43,000,000 Class D membership units and 19,354,840 Class E membership units. All classes, except for Class C-1 units, include voting rights.

During the six months ended June 30, 2018, the Company issued 3,143,272 Class D units in exchange for $31 cash as well as certain asset and business acquisitions and non-controlling interest purchases. Refer to Note 4 and Note 5 and the “Non- controlling interests” section below for further information.

During the six months ended June 30, 2018, the Company issued 16,699,104 Class E units in exchange for $100,005, net of equity issuance costs.

18

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

Equity-based compensation

During the six months ended June 30, 2018, the Company granted 3,838,000 Class C-1 membership units to certain employees, directors and consultants as compensation for services. These membership units qualify as profits interests for U.S federal income tax purposes and were accounted for in accordance with IFRS 2 - Share-based payment. The Company amortizes awards over service period and until awards are fully vested.

The following table summarizes the status of unvested awards as at June 30, 2018 and changes during the period from December 31, 2017 through June 30, 2018:

		Weighted Average
		Grant Date FMV per
(Per unit information expressed in whole dollars)	Total Units	unit
Unvested as at December 31, 2017	–	$–
Class C-1 units granted	3,838,000	0.43
Class C-1 vested	(1,515,000)	0.43
Unvested as at June 30, 2018	2,323,000	$0.43

The Company recorded $826 as compensation expense in connection with these awards during the six months ended June 30, 2018. As at June 30, 2018, unamortized expense related to unvested awards totaled $825.

Non-controlling interests

In January 2018, the Company purchased the remaining 51% non-controlling interest in HSCP Oregon, LLC for a total consideration of $500, which included $400 cash and $100 forgiveness of a shareholder advance. The carrying value of the non-controlling interest on the date of the transaction was a deficit of $953, resulting in a decrease in Contributed Capital on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $1,453.

In May 2018, the Company purchased the remaining 20% non-controlling interest in MMRC for a total consideration of $203 in cash. The carrying value of the non-controlling interest on the date of the transaction was a deficit of $15, resulting in a decrease in Contributed Capital on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $218.

In June 2018, the Company purchased the remaining 35% non-controlling interest in Cannabliss for a total consideration of

$1,311, which included $301 cash, $760 in seller’s notes and $250 in Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $100, resulting in a decrease in Contributed Capital on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $1,211.

In June 2018, the Company purchased the remaining 20% non-controlling interest in Impire in exchange for $2,500 in the form of Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $2,379, resulting in a decrease in Contributed Capital on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $121.

12.	COMMITMENTS & CONTINGENCIES

Commitments

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases as at June 30, 2018:

Period	Amount
Not later than one year	$803
Later than one year and not later than five years	1,408
Later than five years	47
Total	$2,258

19

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

The Company has the following commitments related to its investments:

In November 2017, Acreage committed to $7,000 to MA RMD SVCS, LLC for capital expenditures and working capital needs. The unfunded commitment as at June 30, 2018 totaled $7,000.

The Company is subject to other capital commitments and similar obligations. As at June 30, 2018 and December 31, 2017 such amounts were not material.

Contingencies

The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at June 30, 2018, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

The Company had been in litigation with a consultant in connection with compensation for certain services performed in 2017. As a result, the Company recorded approximately $1,000 of accrued expenses as at December 31, 2017, and satisfied the liability in June 2018.

During 2017, the Company entered into a consulting agreement with a contingency fee of $200 payable in the event it raised more than $40,000 in capital. The threshold was reached in the second quarter of 2018 and the payment was made accordingly. The contingent fee was recorded in the period the contingency requirement was met.

13.	RELATED PARTY TRANSACTIONS

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC has a 5-year lease with NCC RE, an entity in which the Company’s wholly-owned subsidiary HSC Solutions, LLC has a 33.33% ownership interest, beginning December 2016. The total amount of rent paid by NCC for the six months ended June 30, 2018 and 2017 is $54 and $56, respectively.

Common ownership

A managing member of HSCPM, maintains an individual ownership interest in three of the Company’s portfolio companies, WPMC (1.5%), PWCT (3.0%) and NCC (1.0%).

Related party promissory notes receivable

Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.

Other current assets

In March 2017, the Company issued 6,000,000 of Class C units to certain employees of HSCPM in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified as compensation expense. The remaining $315 was forgiven and recognized as compensation expense in the six months ended June 30, 2018.

14.	INCOME TAXES

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement.

20

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

A reconciliation of income to taxable income for the six months ended June 30, 2018 and 2017 is as follows:

	Six months ended June 30,
	2018	2017
Income (loss) before income taxes	$2,405	$(1,796)
Add: loss from pass-through entities	(1,874)	2,149
Add: expenses not deductible in the U.S.	641	678
Taxable income	$1,172	$1,031
Tax rate	36%	40%
Income tax expense - current year	$418	$408
Income tax expense - prior year	65	–
Total income tax expense	$483	$408

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assess the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/ or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure as at June 30, 2018 is the carrying amount of cash and cash equivalents, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. Notes that are overdue are assessed for impairment.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at June 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at June 30, 2018, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal

21

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the six months ended June 30, 2018.

16.       SUBSEQUENT EVENTS General developments:

Capital raise - Class E

From July to August 2018, the Company raised additional $16,041, net of accrued commissions and offering costs, in exchange for 2,653,039 Class E membership units.

Proposed reverse takeover

In September 2018, the Company entered into a definitive business combination agreement pursuant to which the Company will complete a reverse takeover of Applied Inventions Management Corp. (“AIM”), a registered issuer in the Province of Ontario, and the securityholders of the Company will hold substantially all of the outstanding securities of AIM following the proposed transaction. Immediately prior to the transaction, AIM will undertake a number of actions to prepare its share structure for the proposed transaction. An application has been made to list the resulting issuer’s subordinate voting shares on the Canadian Securities Exchange. Following the transaction, the former securityholders of AIM will own CAD$1,500 shares of the resulting issuer, which will be renamed “Acreage Holdings, Inc.”

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. Acreage Holdings is also entitled to full indemnity from the claims asserted against

22

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

Acquisitions:

Pro-forma results of operations for the below acquisitions are not presented because they are not material to our Condensed Interim Consolidated Statements of Operations. The majority of the entities listed below were non-operational at the time of acquisition. We are in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

PATCC

In July 2018, the Company acquired all remaining ownership interests in PATCC, a management company located in New Hampshire. Consideration for this transaction was $16,082, which included Class D units and seller’s notes.

MA RMD SVCS, LLC

In July 2018, the Company acquired all remaining non-controlling interests in MA RMD SVCS, LLC, a management company located in Scituate, Massachusetts. The consideration for this transaction totaled $9,364, consisting of cash, Class D units and seller’s notes.

Greenleaf Ohio

The Company entered into management contracts with Greenleaf Apothecaries, LLC to operate five dispensaries and Greenleaf Therapeutics, LLC to operate a processing facility (together “Greenleaf”) in July and August of 2018, respectively. The Company paid total consideration of $16,500, consisting of cash, Class D units and seller’s notes. As part of this arrangement, the Company also issued a $16,000 secured line of credit for use in the build-out of the managed facilities.

Prime Wellness Centers, LLC (“PWC”)

In August 2018, the Company acquired the all interests in license holder PWC, a vertically integrated operator of three dispensaries and a cultivation facility, all located in Massachusetts, which was formerly managed by PCG, a management company in which the Company owned a 20% equity interest. Total consideration was approximately $22,717, consisting of cash, Class D units and seller’s notes.

NYCANNA

In August 2018, the Company acquired all remaining ownership interests in NYCANNA, LLC, a vertically integrated for-profit license holder located in New York for total consideration of $37,646, consisting of cash, Class D units and seller’s notes.

PWCT

In September 2018, the Company acquired all remaining ownership interests in PWCT, a medical dispensary in South Windsor, Connecticut for a total consideration of $10,076, consisting of cash, Class D units and seller’s notes.

CCF

In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services for a monthly fee based on product sales. The management agreement will terminate and any outstanding obligations will convert to an ownership interest should New Jersey pass a law allowing recreational sales.

WPMC

In September 2018, the Company increased its ownership in WPMC from 83% to 87% in exchange for $1,225 in Class D units.

PWPA

In October 2018, the Company acquired all remaining non-controlling interests in PWPA, a cultivation facility located in Pennsylvania, for cash consideration of $16,500.

GCCC Management, LLC

In October 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for total cash consideration of $10,000.

23

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)

(unaudited)

FLW

In October 2018, the Company withdrew from FLW. In connection with the withdrawal, FLW issued a $2,440 promissory note to the Company. Also in connection with this transaction, the Company issued warrants to purchase $5,575 of Company stock upon public listing.

In Grown Farms 2, LLC

In October, the Company entered into a Securities Purchase Agreement with In Grown Farms 2, LLC (“IGF”), an Illinois cultivation license holder, pursuant to which the Company will acquire IGF for a total purchase price of $15,500. The purchase price will be paid as follows: $8,000 will be payable on the closing date, $6,500 will be paid on January 15, 2019 (assuming the transaction has closed) and $1,000 18 months following the closing date, less any amount subject to a potential indemnification claim at such time.

Nature’s Way Nursery of Miami, Inc. (“NW”)

In November 2018, the Company paid $10,000 cash into escrow for 5% equity in connection with the acquisition of NW. The acquisition is expected to be achieved in two stages: the initial 5% is expected to close in January 2019, and the remaining 95% will be acquired for an additional $57,000 upon Florida state approval.

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Schedule “F”

ACREAGE HOLDINGS’ MD&A FOR THE THREE AND

SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Acreage Holdings (the “Company”, “we”, “our”, “us” or “Acreage”) is for the three and six months ended June 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102

•	Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Statements”, located at the beginning of this listing statement. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 9, 2018.

2.	OVERVIEW OF THE COMPANY

Acreage was founded by Kevin Murphy in April of 2014 to invest in the burgeoning United States (“U.S.”) regulated cannabis market. Historically, Acreage’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with the Company in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests and common or preferred equity securities issued by the portfolio company.

In 2018, the Company continued the process of obtaining controlling positions in nearly all portfolio companies under its ownership with the intent of becoming a single cohesive company operating across multiple states. The Company strives towards controlling as much of the supply chain as possible on a national and global scale, while also expanding investment in new cannabis technologies and products. The Company will seek to leverage its breadth of operations and first-mover advantage to create enduring brands and intellectual property that will have enduring value as the market matures and becomes increasingly competitive.

The Company has invested in geographically diverse licensed entities that operate in both adult use and medical authorized states. As at June 30, 2018, the Company’s portfolio companies include assets comprised of state licensed dispensaries, cultivation and processing facilities, and other cannabis related companies across 13 states. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management services to the respective non-profit medical cannabis license holders on a contractual basis.

Today, the Company is one of the leading vertically integrated, multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company has a mission to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with regulators, physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market. We deeply believe in the transformational power that cannabis has to heal and change the world.

Highlights from the three and six months ending June 30, 2018

•	We successfully completed a Class E funding round, securing approximately $119 million of additional capital, the largest private funding round in U.S. cannabis industry history. The combination of the capital raised and the roll-up of our subsidiaries cements Acreage as one of the best capitalized companies in the industry, with a footprint that is second to none.

•	We have completed the roll-up of our portfolio companies, pending some regulatory approval and certain conditions to close.

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•	We acquired all interests in license holder D&B Wellness, LLC (“D&B”) in May 2018.

•	We acquired a controlling interest in the Wellness and Pain Management Connection, LLC (“WPMC”) in May 2018, making our Maine operation the dominant provider in the state with 50%+ market share, operating 4 of the state’s 8 dispensaries.

•	We appointed the former Speaker of the U.S. House of Representatives John Boehner and former Governor of the State of Massachusetts Bill Weld to our advisory board. Both Mr. Boehner and Mr. Weld bring immense experience in government affairs and unmatched leadership to help drive Acreage towards our strategic mission.

•	We made several key senior management hires, bringing on board a President, Chief Operating Officer, Chief Financial Officer and Head of Retail Operations.

•	We have significantly enhanced our controls and finance processes by adding a significant amount of strength in tax, financial planning, financial reporting and controllership at our affiliates and at the corporate level. These changes have positioned us well to handle our upcoming listing on the Canadian Securities Exchange.

Operational and Regulation Overview

Acreage’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states which we operate. As at June 30, 2018, the Company had consolidated operations in the following states:

Oregon

The Oregon Medical Marijuana Act (the “Act”) was established in 1998 for limited non-commercial use. The Act removed criminal penalties for medical marijuana for patients with debilitating medical conditions whose doctor verified the condition and that medical marijuana may help it. Qualifying conditions include, but are not limited to, cancer, chronic pain, glaucoma and HIV/ AIDS. Non-medical cultivation and use of marijuana in Oregon was approved in 2014. Effective January 1, 2017, marijuana was able to be sold for recreational use only by businesses that have obtained a recreational license. Such businesses can also sell marijuana for medical use. Medical marijuana dispensaries that had not obtained a recreational license were no longer permitted to sell marijuana for recreational use after 2016. The state of Oregon does not have a limit on the number of dispensary, cultivation or processing licenses available for issuance.

The Company’s Oregon subsidiaries hold five recreational dispensary licenses and one cultivation license is pending.

Holding Entity	City	Description	Status
East 11th Inc. Sorority	Eugene	Dispensary Facility	Issued
22nd and Burn Inc.	Portland	Dispensary Facility	Issued
Firestation 23, Inc.	Portland	Dispensary Facility	Issued
HSCP Oregon LLC	Springfield	Dispensary Facility	Issued
HSCP Oregon LLC	Portland	Dispensary Facility	Issued
HSCP Oregon LLC	Medford	Cultivation Facility	Pending

Pennsylvania

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 and provides state residents access to the program who suffer from one of the 17 qualifying serious conditions, including, but not limited to, epilepsy, chronic pain, HIV/ AIDS, cancer and post-traumatic stress disorder (“PTSD”). The program allows the Pennsylvania Department of Health to issue up to 25 cultivation and processing permits and 50 dispensary permits. Each dispensary permit holder can open up to three locations. On June 29, 2017, The Pennsylvania Department of Health issued 12 cultivation and processing permits and 27 dispensary permits. Prime Wellness of Pennsylvania, LLC, a consolidated subsidiary of the Company, was issued one cultivation and processing permit.

Maryland

The Maryland Medical Cannabis Commission (“MMCC”) was established in May 2013, and the program became operational and sales began on December 1, 2017. The MMCC was created to analyze and study the use of medical cannabis and to develop policies, procedures and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner. The program was written to allow access to medical cannabis for patients with conditions that are considered severe for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma

2

and PTSD. The MMCC oversees all licensing, registration, inspection and testing measures pertaining to Maryland’s medical marijuana program and provides relevant program information to patients, providers, caregivers, cultivators, processors, dispensaries and testing laboratories.

The MMCC has issued a limited number of dispensary, cultivation and processing licenses. There are currently 50 state licensed dispensaries, 14 cultivators and 13 processors throughout Maryland. Maryland Medicinal Research & Caring, LLC, a consolidated subsidiary of the Company, was awarded one dispensary license. As at June 30, 2018, the Company’s build-out of its facilities was complete and the license became active in the third quarter of 2018.

Connecticut

Connecticut’s medical marijuana act was signed into law on June 1, 2012 and is overseen by the Connecticut Department of Consumer Protection (“DCP”) which also has authority to issue licenses. The DCP has issued a limited amount of dispensary and producer licenses. There are currently nine state-licensed dispensaries, of which Acreage holds two, and four cultivators that operate throughout Connecticut.

Maine

Maine has allowed prescribing and limited possession of medical marijuana since 1999, but the law lacked any distribution mechanism. On November 3, 2009 a referendum approved medical-grade marijuana to be dispensed by licensed dispensaries to persons with one of 17 debilitating and chronic medical conditions including HIV/AIDS, Crohn’s disease, cancer and PTSD. The Company has an investment in WPMC, which provides management and operational services to The Wellness Connection, a non- profit entity holding four dispensary certificates of registration and one cultivation and processing certificate of registration.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 and 2017 and as at June 30, 2018 and December 31, 2017. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	Three months ended				Six months ended
	June 30,		Change		June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenues, net	$2,951	$1,853	1,098	59%	$5,148	$3,443	1,705	50%
Cost of goods sold	(1,762)	(946)	(816)	(86)	(3,228)	(2,150)	(1,078)	(50)
Gross profit, excluding fair
value items	1,189	907	282	31	1,920	1,293	627	48
Unrealized fair value gain
on growth of biological
assets	446	–	446	n/m	979	–	979	n/m
Gross profit	1,635	907	728	80	2,899	1,293	1,606	124
Total operating expenses	(5,374)	(1,376)	(3,998)	(291)	(10,348)	(3,602)	(6,746)	(187)
Total other income, net	10,094	239	9,855	n/m	9,854	513	9,341	n/m
Income tax expense	(247)	(204)	(43)	(21)	(483)	(408)	(75)	(18)
Net income (loss)	$6,108	$(434)	6,542	n/m	$1,922	$(2,204)	4,126	n/m

	June 30,	December	Change
	2018	31, 2017	$	%
Inventory	$1,538	$463	1,075	232%
Biological assets	1,027	–	1,027	n/m
Total assets	224,060	73,009	151,051	207
Long-term liabilities	47,930	32,470	15,460	48

n/m - Not meaningful

3

Results of operations for the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017

Revenues

The Company derives its revenues from retail dispensary businesses where cannabis and cannabis-infused products are sold to consumers. Acreage has 5 operational dispensary facilities in Oregon; 3 in Portland, 1 in Eugene and 1 in Springfield. The Company is currently constructing a cultivation and processing facility in Medford, and the site will also house a sixth dispensary upon completion.

Revenues increased by $1,098, or 59%, to $2,951 and $1,705, or 50%, to $5,148 in the three and six months ended June 30, 2018, respectively. The increase in revenues was driven by improved performance from 22nd & Burn, Inc., The Firestation 23, Inc. and East 11th, Inc. (together “Cannabliss”), the benefit from our Powell dispensary being operational for a full period (commenced in March 2017) and the additional contribution from D&B following its acquisition on May 31, 2018.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold, plus or minus the fair value changes in biological assets for the period. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includesallocations of rent, administrative salaries, utilities and related costs. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold increased $816, or 86%, to $1,762 and $1,078, or 50%, to $3,228 in the three and six months ended June 30, 2018, respectively, driven by increased sales from Cannabliss, a full year of operations at our Powell dispensary, and the cost of sales from the newly acquired D&B.

Gross profit increased $728, or 80%, to $1,635 and $1,606, or 124%, to $2,899 in the three and six months ended June 30, 2018, respectively. The Company had a fair value adjustment of $446 and $979 for the three and six months ended June 30, 2018, pertaining to biological assets related to our Pennsylvania location. Prior to fair value adjustments, gross profit increased $282, or 31%, to $1,189 and $627, or 48%, to $1,920 in the three and six months ended June 30, 2018, respectively. Gross profit margin prior to fair value adjustments for the three and six months ended June 30, 2018 was 40% and 37%, respectively, compared to 49% and 38% for the three and six months ended June 30, 2017, respectively.

Total operating expenses

Total operating expenses consist primarily of costs incurred at our corporate offices and operational subsidiaries, personnel costs including salaries, incentive compensation, benefits and share based compensation, marketing and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in stock compensation expense related to recruiting and hiring talent, as well as increases in accounting, legal and professional fees associated with planning to be a publicly traded company.

Total operating expenses increased $3,998, or 291%, to $5,374 and $6,746, or 187%, to $10,348 in the three and six months ended June 30, 2018, respectively. The increases were driven by increased general and administrative expenses, reflecting the increased volume and complexity of services required as the Company’s operations increased over the year, increased legal and other professional fees incurred from the roll up and issuance of the Class E membership units, increased compensation expenses driven by stock compensation from the issuance of profits interest units to certain employees for services and the increased headcount from the scaling up of operations.

Total other income, net

Total other income, net for the three and six months ended June 30, 2018 was $10,094 and $9,854, an increase of $9,855 and

$9,341, respectively, compared to the prior year periods. The increase was primarily driven by income from investments due to the re-measurement of Acreage’s existing interest in WPMC following the acquisition of a controlling interest, the re-measurement of NY Medicinal Research & Caring, LLC upon Acreage’s acquisition of the remaining non-controlling interest in Impire State Holdings, LLC and the gain on sale of Compass Ventures, Inc. (“Compass”), partially offset by a loss from derivative valuation and increased interest expense.

4

Net income (loss)

Net income for the three months ended June 30, 2018 was $6,108, compared to a net loss of $434 for the three months ended June 30, 2017, an improvement of $6,542. Net income for the six months ended June 30, 2018 was $1,922, compared to a net loss of $2,204 for the six months ended June 30, 2017, an improvement of $4,126. The changes in net income (loss) are driven by the factors discussed above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, acquisitions, debt service and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. To date, we have used private and/or public financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, to make planned capital expenditures, to acquire other entities or investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the six months ended
Change in Cash	June 30,		Change
	2018	2017	$	%
Net cash used in operating activities	$(15,276)	$(1,958)	(13,318)	(680)%
Net cash used in investing activities	(16,074)	(9,544)	(6,530)	(68)
Net cash provided by financing activities	101,111	7,977	93,134	n/m
Change in cash	$69,761	$(3,525)	73,286	n/m

n/m - Not meaningful

As at June 30, 2018, we had $85,992 of cash, $7,258 of restricted cash and $79,235 of working capital surplus (current assets minus current liabilities), compared with $1,771 of cash and cash equivalents, no restricted cash and $688 of working capital surplus as at June 30, 2017.

We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash used in operating activities

Net cash used in operating activities was $15,276 for six months ended June 30, 2018, an increase of $13,318, or 680%, compared to $1,958 for the six months ended June 30, 2017. The increase is primarily driven by higher usage of cash in current year accounts payable and accrued liabilities due to timing of payments and an increase of general and administrative expenses and compensation expense.

Cash used in investing activities

Net cash used in investing activities was $16,074 for the six months ended June 30, 2018, an increase of $6,530, or 68%, compared to $9,544 for the six months ended June 30, 2017.

Cash used in investing activities for the six months ended June 30, 2018 of $16,074 primarily consists of $11,216 of deferred acquisition costs, $8,483 for the purchases of management contracts and licenses, $3,740 of capital additions for the construction of the Oregon and Pennsylvania facility and other capital assets, $2,965 of promissory notes issued and $1,821 of funds disbursed for investments, partially offset by $9,634 from proceeds on sale of investment of the Company’s equity interest in Compass and

$2,202 of promissory note collections.

The primary outflows for the six months ended June 30, 2017 were $8,325 of funds disbursed for investments in equity and $1,100 of promissory notes issued.

Cash provided by financing activities

Net cash provided by financing activities was $101,111 for the six months ended June 30, 2018, an increase of $93,134 compared to $7,977 for the six months ended June 30, 2017.

5

The inflow of $101,111 for the six months ended June 30, 2018 primarily consists of $101,785 of proceeds from the issuance of membership units and $2,729 of capital contributions from non-controlling interests, partially offset by $2,493 of loan repayment related to the D&B purchase.

The primary inflows for the six months ended June 30, 2017 were $4,626 proceeds from the convertible note issued and $3,412 of capital contributions from non-controlling interests.

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

Period		Amount
Not later than one year	$	803
Later than one year and not later than five years		1,408
Later than five years		47
Total	$	2,258

The Company has the following commitments related to its investments:

In November 2017, Acreage committed to $7,000 to MA RMD SVCS, LLC for capital expenditures and working capital needs. The unfunded commitment as at June 30, 2018 totaled $7,000.

The Company is subject to other capital commitments and similar obligations. As at June 30, 2018 such amounts were not material.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC, LLC (“NCC”) has a 5-year lease with NCC Real Estate, LLC, an entity in which the Company’s wholly-owned subsidiary HSC Solutions, LLC has a 33.33% ownership interest, beginning in December 2016. The total amount of rent paid by NCC for the six months ended June 30, 2018 and 2017 is $54 and $56, respectively.

Common ownership

A managing member of High Street Capital Partners Management, LLC, (“HSCPM”) maintains an individual ownership interest in three of the Company’s portfolio companies, WPMC (1.5%), Prime Wellness of Connecticut, LLC (“PWCT”) (3.0%) and NCC (1.0%).

Related party notes receivable

As described in Note 7 of the consolidated financial statements, Acreage has outstanding notes with related parties totaling $3,053 and $1,676 as at June 30, 2018 and December 31, 2017, respectively. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $77 and $90 for the six months ended June 30, 2018 and 2017, respectively.

Other current assets

In March 2017, the Company issued 6,000,000 of Class C units to certain employees of HSCPM in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified as compensation expense. The remaining $315 was forgiven and recognized as compensation expense in the six months ended June 30, 2018.

6

7.	PROPOSED TRANSACTIONS

General developments:

Capital raise - Class E

From July to August 2018, the Company raised additional $16,041, net of accrued commissions and offering costs, in exchange for 2,653,039 Class E membership units.

Proposed reverse takeover

In September 2018, the Company entered into a definitive business combination agreement pursuant to which the Company will complete a reverse takeover of Applied Inventions Management Corp. (“AIM”), a registered issuer in the Province of Ontario, and the securityholders of the Company will hold substantially all of the outstanding securities of AIM following the proposed transaction. Immediately prior to the transaction, AIM will undertake a number of actions to prepare its share structure for the proposed transaction. An application has been made to list the resulting issuer’s subordinate voting shares on the Canadian Securities Exchange. Following the transaction, the former securityholders of AIM will own CAD$1,500 shares of the resulting issuer, which will be renamed “Acreage Holdings, Inc.”

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, LLC (“NYCANNA”), Impire State Holdings, LLC (“Impire”), NY Medicinal Research & Caring, LLC (“NYMRC”) (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. Acreage Holdings is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

Acquisitions:

Pro-forma results of operations for the below acquisitions are not presented because they are not material to our Condensed Interim Consolidated Statements of Operations. The majority of the entities listed below were non-operational at the time of acquisition. We are in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

Prime Alternative Treatment Care Consulting, LLC (“PATCC”)

In July 2018, the Company acquired all remaining ownership interests in PATCC, a management company located in New Hampshire. Consideration for this transaction was $16,082, which included Class D Units and seller notes.

MA RMD SVCS, LLC

In July 2018, the Company acquired all remaining non-controlling interests in MA RMD SVCS, LLC, a management company located in Scituate, Massachusetts. The consideration for this transaction totaled $9,364, consisting of cash, Class D Units and seller notes.

Greenleaf Ohio

The Company entered into management contracts with Greenleaf Apothecaries, LLC to operate five dispensaries and Greenleaf Therapeutics, LLC to operate a processing facility (together “Greenleaf”) in July and August of 2018, respectively. The Company paid total consideration of $16,500, consisting of cash, Class D units and seller’s notes. As part of this arrangement, the Company also issued a $16,000 secured line of credit for use in the build-out of the managed facilities.

Prime Wellness Centers, LLC (“PWC”)

In August 2018, the Company acquired the all interests in license holder PWC, a vertically integrated operator of three dispensaries and a cultivation facility, all located in Massachusetts, which was formerly managed by Prime Consulting Group, LLC, a management company in which the Company owned a 20% equity interest. Total consideration was approximately $22,717, consisting of cash, Class D units and seller’s notes.

7

NYCANNA, LLC

In August 2018, the Company acquired all remaining ownership interests in NYCANNA, LLC, a vertically integrated for-profit license holder located in New York for total consideration of $37,646, consisting of cash, Class D units and seller’s notes.

Prime Wellness of Connecticut, LLC (“PWCT”)

In September 2018, the Company acquired all remaining ownership interests in PWCT, a medical dispensary in South Windsor, Connecticut for a total consideration of $10,076, consisting of cash, Class D units and seller’s notes.

Compassionate Care Foundation, Inc. (“CCF”)

In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services for a monthly fee based on product sales. The management agreement will terminate and any outstanding obligations will convert to an ownership interest should New Jersey pass a law allowing recreational sales.

The Wellness & Pain Management Connection, LLC (“WPMC”)

In September 2018, the Company increased its ownership in WPMC from 83% to 87% in exchange for $1,225 in Class D units.

Prime Wellness of Pennsylvania, LLC (“PWPA”)

In October 2018, the Company acquired all remaining non-controlling interests in PWPA, a cultivation facility located in Pennsylvania, for cash consideration of $16,500.

GCCC Management, LLC

In October 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for total cash consideration of $10,000.

Florida Wellness, LLC (“FLW”)

In October 2018, the Company withdrew from FLW. In connection with the withdrawal, FLW issued a $2,440 promissory note to the Company. Also in connection with this transaction, the Company issued warrants to purchase $5,575 of Company stock upon public listing.

In Grown Farms 2, LLC

In October, the Company entered into a Securities Purchase Agreement with In Grown Farms 2, LLC (“IGF”), an Illinois cultivation license holder, pursuant to which the Company will acquire IGF for a total purchase price of $15,500. The purchase price will be paid as follows: $8,000 will be payable on the closing date, $6,500 will be paid on January 15, 2019 (assuming the transaction has closed) and $1,000 18 months following the closing date, less any amount subject to a potential indemnification claim at such time.

Nature’s Way Nursery of Miami, Inc. (“NW”)

In November 2018, the Company paid $10,000 cash into escrow for 5% equity in connection with the acquisition of NW. The acquisition is expected to be achieved in two stages: the initial 5% is expected to close in January 2019, and the remaining 95% will be acquired for an additional $57,000 upon Florida state approval.

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the review affects both current and future periods. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Financial instruments

The Company evaluates the fair value of investments at the end of each reporting period. In addition to investment-specific information, the Company considers general market trends, conditions and transactions. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

8

The fair value of investments may be adjusted if:

•	There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;
•	There have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value;
•	The investee company is placed into receivership or bankruptcy;
•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;
•	The investee company makes important positive/negative management changes that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of the investments will be based upon management’s judgment and any value estimated may not be realized or realizable. Refer to Note 6 of the consolidated financial statements for discussion of current period fair value adjustments.

Derivative liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Black-Scholes model with a Monte Carlo simulation. Critical estimates and assumptions used in the model are discussed in Note 10 of the consolidated financial statements.

Income taxes

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement.

Income tax expense is recognized in the Consolidated Statements of Operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measures using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

At June 30, 2018 and December 31, 2017, deferred tax assets and liabilities were immaterial.

Certain Acreage subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities. If the final outcome of these tax- related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

9

As discussed above, the Company has taken the position that any costs included in cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance. The Company exercises significant judgments in determining the amounts to include within cost of goods sold, which include allocations of overhead attributable to sales calculated using identifiable metrics such as employee time sheets and square footage.

Business combinations

Judgement is required to determine when the Company gains control of an investment. This requires an assessment of the relevant activities of the investee that significantly affect its returns, including operating and capital expenditure decision-making, financing of the investee, key management personnel changes and when decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Investments in which the Company does not gain control are accounted for as investments in associates (if the Company has significant influence) or as investments in private entities (if the Company has no significant influence). Refer to Note 4 and Note 6 of the consolidated financial statements for further discussion.

Impairment on promissory notes receivable

At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable. Refer to Note 14 of the consolidated financial statements for further discussion on credit risk.

Impairment on investments in associates

An impairment loss on an investment in an associate is measured by comparing the recoverable amount of the investment with its carrying amount. The Company must assess several factors, such as the market conditions, potential buyers and the performance of the associate to determine the recoverable amount. See Note 6 of the consolidated financial statements for further discussion.

9.	CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

The Company’s condensed interim consolidated financial statements have been prepared following substantially the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2017, except as noted below.

The Company implemented the following additional policies beginning January 1, 2018:

Restricted cash

Restricted cash represents funds contractually held for specific purposes and, as such, not available for general corporate purposes.

Deposits

Deposits represent refundable proceeds related to the issuance of Class E units.

Revenue recognition

The IASB’s new revenue recognition standard IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) was adopted by the Company on January 1, 2018. The new standard replaces IAS 18 - Revenue, and provides for a single model that applies to all contracts with customers with two types of recognition: at a point in time or over time. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identify the contract with a customer
2.	Identify the performance obligation(s)
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligation(s)
5.	Recognize revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer. Revenue from management contracts is recognized over time as the management services are provided.

Biological assets and inventory

In accordance with IAS 41 - Agriculture, the Company’s biological assets are measured at fair value less costs to sell up to the point of harvest. The Company capitalizes all direct and indirect costs as they are incurred, which include the direct costs of seeds and growing materials and indirect costs such as utilities and allocated labor, depreciation and overhead costs. These costs are subsequently classified within Cost of goods sold on the unaudited Condensed Interim Consolidated Statements of Operations in

10

the period in which the related product is sold. The unrealized fair value adjustments on growth of biological assets are recorded in a separate line on the unaudited Condensed Interim Consolidated Statements of Operations.

The Company’s inventories initially include the fair value of the biological assets at the time of harvest. They also include subsequent costs to prepare the product for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and allocated labor. All direct and indirect costs related to inventory are capitalized when they are incurred, and they are subsequently classified within Cost of goods sold on the unaudited Condensed Interim Consolidated Statements of Operations, except for the realized fair value amounts included in inventory sold which are recorded on a separate line item. Inventory is valued at the lower of cost and net realizable value.

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assess the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure as at June 30, 2018 is the carrying amount of cash and cash equivalents, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. Notes that are overdue are assessed for impairment.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at June 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at June 30, 2018, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

11

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the six months ended June 30, 2018.

11.	OUTSTANDING SHARE DATA

During the six months ended June 30, 2018, the Company issued 3,143,272 Class D units for certain asset and business acquisitions and non-controlling interest purchases. Refer to Note 4, Note 5 and Note 11 of the condensed interim consolidated financial statements for further information.

During the six months ended June 30, 2018, the Company issued 16,699,104 Class E units in exchange for $100,005, net of equity issuance costs.

During the six months ended June 30, 2018, the Company granted 3,838,000 Class C-1 membership units to certain employees, directors and consultants as compensation for services. These membership units qualify as profits interests for U.S. federal income tax purposes.

The following share capital data is current as of the date of this document:

Shares Outstanding
(expressed in units)	Balance
Class A units	26,928,608
Class B units	20,000,000
Class C units	6,000,000
Class C-1 units	7,488,000
Class D units	17,018,390
Class E units	19,352,143
Total	96,787,141

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SCHEDULE “G”

PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

(see attached)

ACREAGE HOLDINGS

Pro Forma Consolidated Statement of Financial Position

As at June 30, 2018

Unaudited (Expressed in 000’s)

	Acreage		PATCC	PWCT	RTO	Note	Pro Forma
	Holdings	AIM	Acquisition	Acquisition	Adjustments	3 Ref.	Consolidated
	As at June	As at August
	30, 2018	31, 2018
ASSETS
Cash	$85,992	$1	$(1,081)	$178	300,376	c,e,f	$385,466
Restricted cash	7,258	–	–	–	–		7,258
Inventory	1,538	–	–	205	–		1,743
Biological assets	1,027	–	–	–	–		1,027
Other current assets	344	21	–	1	–		366
Total current assets	96,159	22	(1,081)	384	300,376		395,860
Investments	28,393	–	(63)	(1,750)	–		26,580
Promissory notes receivable	8,501	–	6,181	–	–		14,682
Capital assets, net	14,976	–	–	702	–		15,678
Intangible assets, net	61,955	–	12,036	10,728	–		84,719
Goodwill	2,191	–	–	188	–		2,379
Deferred acquisition costs	11,496	–	–	(2,475)	–		9,021
Other non-current assets	389	–	–	7	–		396
Total non-current assets	127,901	–	18,154	7,400	–		153,455
TOTAL ASSETS	$224,060	$22	$17,073	$7,784	$300,376		$549,315

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities	$4,559	$81	$–	$275	$–		$4,915
Taxes payable	1,530	–	–	–	–		1,530
Interest payable	232	–	–	–	–		232
Current portion of debt	9,668	113	–	–	(9,658)	e	123
Other current liabilities	935	–	–	–	–		935
Total current liabilities	16,924	194	–	275	(9,658)		7,735
Debt	31,809	234	–	–	(28,618)	d	745
					(2,680)	e
Derivative liabilities	8,873	–	–	–	(3,549)	d	5,324
Deposits	7,163	–	–	–	–		7,163
Other liabilities	85	–	–	–	–		85
Total non-current liabilities	47,930	234	–	–	(34,847)		13,317
TOTAL LIABILITIES	64,854	428	–	275	(44,505)		21,052
Unit capital	147,742	(406)	17,073	7,509	406	a	518,447
					32,167	d
					16,041	f
					296,673	c
					1,242	b
Non-controlling interests	19,063	–	–	–	–		19,063
Accumulated deficit	(7,599)	–	–	–	(1,648)	b	(9,247)
TOTAL MEMBERS’ EQUITY	159,206	(406)	17,073	7,509	344,881		528,263
TOTAL LIABILITIES AND MEMBERS’
EQUITY	$224,060	$22	$17,073	$7,784	$300,376		$549,315

1

ACREAGE HOLDINGS

Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2018

Unaudited (Expressed in 000’s)

	Acreage		D&B	WPMC	PATCC	PWCT	RTO	Note	Pro Forma
	Holdings	AIM	Acquisition	Acquisition	Acquisition	Acquisition	Adjustments	3 Ref.	Consolidated
	Six months	Six months
	ended June	ended May
	30, 2018	31, 2018
Revenues, net	$5,148	$–	$3,521	$117	$–	$5,340	$–		$14,126
Less: cost of goods sold	(3,228)	–	(1,871)	(58)	–	(3,197)	–		(8,354)
Gross profit, excluding fair value items	1,920	–	1,650	59	–	2,143	–		5,772
Unrealized fair value gain on growth of biological assets	979	–	–	–	–	–	–		979
Gross profit	2,899	–	1,650	59	–	2,143	–		6,751

OPERATING EXPENSES
General and administrative	4,397	12	114	209	4	263	–		4,999
Compensation expense	5,055	–	410	–	–	607	22,666	g	28,738
Marketing	621	–	11	–	–	1	–		633
Depreciation and amortization	275	–	7	–	–	40	–		322
Total operating expense	10,348	12	542	209	4	911	22,666		34,692

Net operating income (loss)	(7,449)	(12)	1,108	(150)	(4)	1,232	(22,666)		(27,941)

Income from investments, net	19,870	–	–	–	–	–	–		19,870
Interest income	135	–	–	30	362	–	–		527
Interest expense	(3,168)	(29)	–	–	–	–	3,101	d	(96)
Change in fair market value of derivative liabilities	(5,976)	–	–	–	–	–	–		(5,976)
Other loss, net	(1,007)	–	–	–	–	–	(1,648)	b	(2,655)
Total other income (loss)	9,854	(29)	–	30	362	–	1,453		11,670

Net income (loss) before income taxes	2,405	(41)	1,108	(120)	358	1,232	(21,213)		(16,271)

Income tax expense	(483)	–	(83)	–	–	(100)	–		(666)

Net income (loss)	1,922	(41)	1,025	(120)	358	1,132	(21,213)		(16,937)

Less: net income attributable to non-controlling interests	200	–	–	–	–	–	–		200

Net income (loss) attributable to members of the parent	$1,722	$(41)	$1,025	$(120)	$358	$1,132	$(21,213)		$(17,137)

2

ACREAGE HOLDINGS

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2017

Unaudited (Expressed in 000’s)

	Acreage		D&B	WPMC	PATCC	PWCT	RTO	Note	Pro Forma
	Holdings	AIM	Acquisition	Acquisition	Acquisition	Acquisition	Adjustments	3 Ref.	Consolidated
	12 month	12 month
	period ended	period ended
	Dec 31, 2017	Nov 30, 2017
Revenues, net	$7,743	$–	$8,826	$1,988	$–	$9,302	$–		$27,859
Less: cost of goods sold	(4,767)	–	(4,688)	(429)	–	(5,412)	–		(15,296)
Gross profit	2,976	–	4,138	1,559	–	3,890	–		12,563

OPERATING EXPENSES
General and administrative	5,001	34	299	791	10	449	–		6,584
Compensation expense	4,790	–	2,285	–	–	1,143	45,332	g	53,550
Marketing	212	–	54	–	–	8	–		274
Depreciation and amortization	20	–	12	–	–	78	–		110
Total operating expenses	10,023	34	2,650	791	10	1,678	45,332		60,518

Net operating income (loss)	(7,047)	(34)	1,488	768	(10)	2,212	(45,332)		(47,955)

Income from investments, net	2,313	–	–	–	–	–	–		2,313
Interest income	330	–	–	115	728	–	–		1,173
Interest expense	(1,465)	(95)	–	–	–	(44)	1,443	d	(161)
Change in fair market value of derivative liabilities	215	–	–	–	–	–	–		215
Other loss, net	(1,156)	–	–	–	–	–	(1,648)	b	(2,804)
Total other income (loss)	237	(95)	–	115	728	(44)	(205)		736

Net loss before income taxes	(6,810)	(129)	1,488	883	718	2,168	(45,537)		(47,219)

Income tax expense	(806)	–	–	–	–	–	–		(806)

Net income (loss)	(7,616)	(129)	1,488	883	718	2,168	(45,537)		(48,025)

Less: net loss attributable to non-controlling interests	(613)	–	–	–	–	–	–		(613)

Net income (loss) attributable to members of the parent	$(7,003)	$(129)	$1,488	$883	$718	$2,168	$(45,537)		$(47,412)

3

ACREAGE HOLDINGS

Notes to Pro Forma Consolidated Financial Statements

Unaudited (Expressed in 000’s)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements of Acreage Holdings, Inc. (“Acreage”, “Company” or “Resulting Issuer”) have been prepared by management to reflect the Business Combination Agreement (“Combination Agreement”) between Acreage and Applied Inventions Management Corp. (“AIM”). Pursuant to the Combination Agreement, Acreage Holdings will complete a reverse take-over of AIM (the “Transaction”, or “RTO”) and the security holders of Acreage will hold substantially all of the outstanding securities of AIM. Immediately prior to the completion of the Transaction, the security holders of AIM will have $1,242, or approximately 50 shares, of Class A Subordinate Voting Shares of the Resulting Issuer.

The unaudited pro forma consolidated financial statements include:

i.       a pro forma consolidated statement of financial position as at June 30, 2018 prepared from the unaudited condensed consolidated interim statement of financial position of Acreage as at June 30, 2018 and the audited statement of financial position of AIM as at August 31, 2018, which gives pro forma effect to the acquisition of AIM by Acreage and the assumptions described in Note 2, as if these transactions occurred on June 30, 2018.

ii.       a pro forma consolidated statement of operations for the six months ended June 30, 2018 prepared from the unaudited condensed consolidated interim statement of operations of Acreage for the six months ended June 30, 2018 and the unaudited condensed interim statement of loss and comprehensive loss of AIM for the six months ended May 31, 2018, as if the transactions described in Note 2 had occurred on January 1, 2018.

iii.       a pro forma consolidated income statement for the year ended December 31, 2017 prepared from the audited consolidated statement of operations of Acreage for the year ended December 31, 2017 and the unaudited statement of operations of AIM for the twelve-month period from December 1, 2016 to November 30, 2017, as if the transactions described in Note 2 had occurred on January 1, 2017. The AIM twelve- month statement of operations has been constructed by subtracting the unaudited interim consolidated statement of loss and comprehensive loss for the three months ended November 30, 2016 from the audited consolidated statement of loss and comprehensive loss for the year ended August 31, 2017 and adding the unaudited interim consolidated statement of loss and comprehensive loss for the three months ended November 30, 2017.

For purposes of the preparation of the pro forma consolidated financial statements, the financial statements of AIM have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at the balance sheet date for the statement of financial position and at the average exchange rate for the periods presented in the statements of operations as follows:

August 31, 2018
Period end rate	1.303
Six months ended
May 31, 2018
Average rate	1.272
Twelve months ended
November 30, 2017
Average rate	1.303

The pro forma adjustments are based on available financial information and certain estimates and assumptions. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the RTO and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial information.

The unaudited pro forma consolidated statement of financial position has been prepared for illustration purposes only and may not be indicative of the combined results or financial position had the Transaction been in effect at the date indicated. No adjustments have been made to reflect additional costs or cost savings that could result from the

4

ACREAGE HOLDINGS

Notes to Pro Forma Consolidated Financial Statements
Unaudited (Expressed in 000’s)

combination of the operations of AIM and Acreage, as management does not anticipate any material costs or cost savings as a result of this Transaction.

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Acreage for the year ended December 31, 2017. Based on the review of the accounting policies of AIM, it is management’s opinion that there are no material differences between the accounting policies of Acreage and AIM.

The pro forma effective statutory income tax rate of the combined companies will be 27%.

The pro forma consolidated financial statements should be read in conjunction with the audited annual and unaudited interim consolidated financial statements of Acreage and AIM and the notes thereto.

2.	Material Business Acquisitions

Adjustments related to material primary business acquisitions, in accordance with National Instrument 41-101 - General Prospectus Requirements, include the following transactions completed during 2018:

a.	D&B Wellness, LLC (“D&B”)

On May 31, 2018, the Company acquired all interests in D&B, a medical dispensary in Bethel, Connecticut for total consideration of $14,500, which includes cash, seller’s notes and stock.

Acquisition-related adjustments to the consolidated statement of operations for the six months ended June 30, 2018 and the year ended December 31, 2017 were prepared as if the acquisition occurred on January 1, 2018 and 2017, respectively. There was no effect to the pro forma consolidated statement of financial position as at June 30, 2018.

b.	The Wellness & Pain Management Connection, LLC (“WPMC”)

In May 2018, the Company acquired a controlling interest in WPMC for a total consideration of $43,621, which includes cash, stock, fair market value of the non-controlling interest and the fair market value of the previously held interest. WPMC is a management company located in Portland, Maine.

Acquisition-related adjustments to the pro forma consolidated statement of operations for the six months ended June, 2018 and the year ended December 31, 2017 were prepared as if the acquisition occurred on January 1, 2018 and 2017, respectively. There was no effect to the pro forma consolidated statement of financial position as at June 30, 2018.

c.	Prime Alternative Treatment Care Consulting, LLC (“PATCC”)

In July 2018, the Company acquired all remaining ownership interests in PATCC, a management company located in New Hampshire. Consideration for this transaction was $18,254, which included Class D units, seller’s notes and the fair value of the previously held interest.

Acquisition-related adjustments to the pro forma consolidated statement of operations for the six months ended June, 2018 and the year ended December 31, 2017 were prepared as if the acquisition occurred on January 1, 2018 and 2017, respectively. Acquisition-related adjustments to the pro forma consolidated statement of financial position as at June 30, 2018 were prepared as if the acquisition occurred on June 30, 2018. The amount of consideration paid in excess of the fair value of the net assets acquired has been allocated to intangible assets on a provisional basis as the Company completes its purchase price allocation. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.

d.	Prime Wellness of Connecticut, LLC (“PWCT”)

In September 2018, the Company acquired all remaining ownership interests in PWCT, a medical dispensary in South

5

ACREAGE HOLDINGS

Notes to Pro Forma Consolidated Financial Statements
Unaudited (Expressed in 000’s)

Windsor, Connecticut for a total consideration of $12,213, consisting of cash, Class D units, seller’s notes and the fair value of the previously held interest.

Acquisition-related adjustments to the pro forma consolidated statement of operations for the six months ended June, 2018 and the year ended December 31, 2017 were prepared as if the acquisition occurred on January 1, 2018 and 2017, respectively. Acquisition-related adjustments to the pro forma consolidated statement of financial position as at June 30, 2018 were prepared as if the acquisition occurred on June 30, 2018. The amount of consideration paid in excess of the fair value of the net assets acquired has been allocated to intangible assets on a provisional basis as the Company completes its purchase price allocation. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.

3.	RTO Adjustments

The unaudited pro forma consolidated statement of financial position gives effect to the following assumptions and adjustments:

a.	On closing of the RTO, the additional paid-in capital and accumulated deficit of AIM are eliminated.

b.	The Transaction has been accounted for in accordance with IFRS 2, Share Based Payments. The Transaction has been accounted for in the unaudited proforma consolidated statement of financial position as a continuation of the financial statements of Acreage, together with a deemed issuance of shares, equivalent to the shares held by the former shareholders of AIM, in return for the net assets of AIM and a re-capitalization of the equity of Acreage. The fair value of the deemed share issuance was determined based on the fair value of the units issued by Acreage. Total fair value of the consideration is as follows:

Amount
Issuance of subordinate voting shares pursuant to Combination Agreement	$(1,242)
Net working capital deficit	(406)
Total listing expense	$(1,648)

c.	In connection with the closing of this transaction, Acreage raised a net total of $296,673 through a brokered placement sale of 12,566 subordinated shares at $25 per share (“SR Financing”), assuming $17,480 in broker and other transaction costs. The transaction costs include 156 broker compensation options valued at $1,861, using a Black-Scholes valuation model with substantially the same assumptions as note (g) below.

d.	In connection with the RTO, the outstanding convertible debt is mandatorily convertible to 6,474 shares of the Resulting Issuer (on an as converted basis). Interest expense related to the convertible debt was $1,443 and $3,101 for the year ended December 31, 2017 and six months ended June 30, 2018, respectively. For the purposes of the pro forma consolidated statement of operations presented herein, the adjustment assumes a repayment of notes as of January 1, 2017.

e.	As at June 30, 2018, $12,338 in subordinated unsecured notes related to material primary business acquisitions referenced in Note 2 are payable upon an RTO.

f.	From July to August 2018, the Company completed its Series E financing round, raising additional $16,041, net of commissions, in exchange for 2,653 Series E membership units.

g.	In connection with the RTO, the Company issued 4,254 stock options and 2,286 restricted stock units to directors, employees and consultants as compensation for services. Assuming the options and the restricted stock units were issued on January 1, 2017, the Company estimates total stock-based compensation expense for the year ended December 31, 2017 and the six months ended June 30, 2018 to be $45,332 and $22,666, respectively. The grant-date fair value of the restricted stock units is assumed to be $25 per unit. The estimated grant-date fair value
6

ACREAGE HOLDINGS

Notes to Pro Forma Consolidated Financial Statements
Unaudited (Expressed in $000’s)

of options is $11.82 per option, using a Black-Scholes valuation model with the following assumptions:

Stock Price	$25
Exercise Price	$25
Risk-free interest rate	2.9%
Dividend yield	—%
Volatility	86%
Expected term	2.00

4.	Share capital adjustments

Based on the terms of the Combination Agreement, the number of Subordinate Voting Shares of the Resulting Issuer outstanding upon closing of the Business Combination, on a pro forma and as converted basis, as if the RTO was completed on June 30, 2018, was 102,807 and determined as follows:

			Subordinate
			Voting Shares of
	Note		Resulting
	Ref	Historical	Issuer(1)
Acreage
Units outstanding as at June 30, 2018		70,806
Completion of Class E private placement financing	3f	2,653
Convertible note mandatory conversion	3d	6,474
Significant acquisitions (2)	2c, 2d	3,562
Total adjusted units outstanding as at June 30, 2018		83,495

Resulting Issuer
Subordinate Voting Shares of Resulting Issuer at the RTO			83,495
SR Financing	3c		12,566
Broker compensation options	3c		156
Compensation options	3g		6,540

AIM
Shares outstanding of AIM as at August 31, 2018		8,228
Subordinate Voting Shares issued as a result of the Combination	3b		50
Agreement

Number outstanding after giving effect to the SR Financing and the
RTO on an as-converted to Subordinate Voting Shares			102,807

(1)       Number of shares outstanding after giving effect to the SR Financing and the RTO on an as converted basis to Subordinate Voting Shares.

(2)       Includes only the effect of Class D units issued in connection with pending or completed transactions deemed to be material primary business acquisitions described in Note 2.

7

Schedule “H”

D&B WELLNESS’ AUDITED ANNUAL FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

D&B WELLNESS, LLC

FINANCIAL STATEMENTS

As of December 31, 2017, December 31, 2016 and January 1, 2016 and

For the Years Ended December 31, 2017 and 2016

Page

Independent Auditors' Report	3

Financial Statements

Statements of Financial Position	5

Statements of Operations and Comprehensive Income	6

Statements of Member's Equity	7

Statements of Cash Flows	8

Notes to Financial Statements	9-15

437 Madison Avenue, 23rd Floor

New York, NY 10022 • 212.962.4470

165 Orinoco Drive, Brightwaters, NY 11718

631.665.7040 • Fax: 631.665.7014

15 South Bayles Avenue, Port Washington, NY 11050

516.883.5510 • Fax: 516.767.7438

A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS	www.sheehancpa.com

INDEPENDENT AUDITOR'S REPORT

To Management D&B Wellness, LLC

We have audited the accompanying financial statements of D&B Wellness, LLC D/B/A Compassionate Care Center of Connecticut (the Company), which comprise the statements of financial position as at December 31, 2017, December 31, 2016 and January 1, 2016 and the statements of operations and comprehensive income, member's equity and cash flows for the years ended December 31, 2017 and December 31, 2016 and the related notes to the financial statements, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

An Independent Member of the BDO Alliance USA

To Management D&B
Wellness, LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D&B Wellness, LLC D/B/A Compassionate Care Center of Connecticut as at December 31, 2017, December 31, 2016 and January 1, 2016 and their financial performance and their cash flows for the years ended December 31, 2017 and December 31, 2016 in accordance with International Financial Reporting Standards.

Brightwaters, New York

November 2, 2018

D&B WELLNESS, LLC

STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016 AND JANUARY 1, 2016

(Expressed in $000's USD, except unit data)	Note	December 31, 2017	December 31, 2016	January 1, 2016
ASSETS
Cash		$1,778	$2,141	$1,100
Inventory		137	57	65
Total current assets		1,915	2,198	1,165
Capital assets, net	5	52	51	62
Other non-current assets		5	5	5
Total non-current assets		57	56	67
TOTAL ASSETS		$1,972	$2,254	$1,232
LIABILITIES AND MEMBER'S EQUITY
Accounts payable and accrued liabilities	6	$69	$81	$30
Total current liabilities		69	81	30
TOTAL LIABILITIES		69	81	30
Members Equity	7	1,903	2,173	1,202
TOTAL MEMBER'S EQUITY		1,903	2,173	1,202
TOTAL LIABILITIES AND MEMBER'S EQUITY		$1,972	$2,254	$1,232

 See accompanying notes to financial statements

5

D&B WELLNESS, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in $000's USD, except unit data)	Note	December 31, 2017	December 31, 2016

Revenues, net		$8,826	$8,973
Less: cost of goods sold		(4,688)	(4,647)
Gross Profit		4,138	4,326

OPERATING EXPENSES
Compensation expense		2,285	1,728
General and administrative	8	299	307
Marketing		54	9
Depreciation	5	12	11
Total operating expenses		2,650	2,055

Net income and comprehensive income		$1,488	2,271

 See accompanying notes to financial statements

6

D&B WELLNESS, LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in $000's USD, except unit data)
Total Member's Equity
December 31, 2015	$1,202
Member distributions	(1,300)
Net income	2,271
December 31, 2016	$2,173
Member distributions	(1,758)
Net income	1,488
December 31, 2017	$1,903

See accompanying notes to financial statements

7

D&B WELLNESS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in $000's USD, except unit data)
	December 31, 2017	December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,488	$2,271
Item not affecting cash:
Depreciation	12	11
Changes in non-cash working capital items:
Inventory	(79)	8
Accounts payable and accrued liabilities	(13)	51
Net cash provided by operating activities	$1,408	$2,341

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(13)	—
Net cash used in investing activities	$(13)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Member distributions	(1,758)	(1,300)
Net cash used in financing activities	$(1,758)	$(1,300)

NET INCREASE (DECREASE) IN CASH	(363)	1,041
CASH - Beginning of year	2,141	1,100
CASH - End of year	$1,778	$2,141

 See accompanying notes to financial statements

8

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

1.	NATURE OF OPERATIONS

D&B Wellness, LLC (the "Company"), doing business as Compassionate Care Center of Connecticut, was organized in the State of Connecticut on October 15, 2013. The Company operates a health, wellness and herbal remedy center in Bethel, Connecticut. Its clientèle consists of patients licensed by the State of Connecticut to purchase medical marijuana.

2.	BASIS OF PREPARATION

Statement of compliance

The accompanying financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting for the years ended December 31, 2017 and 2016.

These financial statements, for the years ended December 31, 2017 and 2016, are the first the Company has prepared in accordance with IFRS. For all periods up to and including the year ended December 31, 2017, the Company prepared its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at December 31, 2017, together with comparative period data for the year ended December 31, 2016. In preparing the financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2016, the Company’s date of transition to IFRS. In restating the Company’s US GAAP financial statements to IFRS, the Company did not identify any material adjustments to its statement of financial position nor its statement of operations.

Basis of measurement

The accompanying financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for goods and services generally based upon the fair value at the time of the transaction of the consideration given in the exchange for the asset. In addition, these financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

The financial statements and the accompanying notes are expressed in U.S. Dollars, which is the Company’s functional currency.

Estimates and critical judgements by management

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Refer to Note 4.

These financial statements were approved and authorized for issue by management on November 2, 2018.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash

Cash is comprised of cash on hand and in banks and amounts due from a third party merchant service company for debit card sales in transit that are readily convertible into known amounts of cash with original maturities of three months or less.

9

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

Inventory

All inventory consists of finished goods. Inventory for finished goods and packaging and supplies are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out costing method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Capital assets, net

All capital assets are stated at original cost, less any accumulated depreciation and impairment. Expenditures for maintenance and repairs are charged to expense as incurred; major improvements are capitalized. During the fiscal year ended December 31, 2017, there was $13 of fixed assets that were purchased and no assets were disposed of. There were no fixed assets purchased or disposed of during the fiscal year ended December 31, 2016. Total depreciation expense for the fiscal years ended December 31, 2017 and 2016 was $12 and $11, respectively. Depreciation is recognized on a straight-line basis over the following terms:

Capital asset class	Time Period
Leasehold improvements	Shorter of useful life or lease term
Furniture, fixtures and equipment	7 years

An asset's residual value, useful life and amortization method is reviewed at each financial year-end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in profit or loss.

Impairment of non-financial assets

Long-lived assets, including capital assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the statement of operations by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount or the carrying amount that would have been recorded had no impairment loss been recognized previously.

Income taxes

The Company is not an exempt organization as defined in the Internal Revenue Code (IRC) and, as such, is taxable as a S corporation for federal and state income tax purposes. Effective May 16, 2015, the Company, with the consent of its sole member, elected to be treated as an S corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, a member is taxed on his/her proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Revenue

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are shipped or delivered to customers and:

10

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

•	The Company has transferred the significant risks and rewards of ownership of the goods to the purchaser;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

• The costs incurred or to be incurred in respect of the transaction can be measured reliably. Amounts disclosed as revenue are net of allowances, discounts and rebates.

Additionally, the Company elected to early adopt IFRS 15 Revenue from Contracts with Customers. IFRS 15 supersedes the existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRS guidance. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company does not enter into contracts with customers. Therefore, the early adoption of IFRS 15 did not affect the Company’s statement of financial position or cash flows from operating, investing, or financing activities. Furthermore, the impact on timing of revenue recognition was not material as the treatment of revenue for services rendered, as outlined above, is consistent under IFRS 15 and IAS 18.

Leases

Lease rentals are expensed in earnings on a straight-line basis as required by IFRS. See Note 9 for disclosure of future lease commitments.

Financial instruments

The Company early-adopted IFRS 9, which replaced IAS 39 “Financial Instruments: Recognition and Measurement”. The revised guidance changed the classification and measurement of financial assets and liabilities. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. It contains three primary measurement categories for financial assets: measured at amortized cost, fair value through profit and loss (“FVTPL”), and fair value through other comprehensive income (“FVTOCI”). Presently, as the Company's only financial instruments are in the form of cash and accounts payable and accrued liabilities, the financial assets held by the Company are measured at amortized cost. Upon adoption, there were no reclassifications required and no material impact on the financial statements.

The Company determines classification of financial assets at initial recognition. The Company accounting policy in respect to its financial instruments is as follows:

(i)       Financial assets - are classified and measured at FVTPL unless they meet the following criteria for amortized cost:

• The Company plans to hold the financial assets in order to collect contractual cash flows; and

• Payments received on the financial assets are solely payments of principal and interest on the principal amount outstanding.

11

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(ii)       Financial liabilities - non-derivative financial liabilities are measured at amortized cost unless they have been designated as FVTPL. Derivative liabilities are initially measured at FVTPL, with subsequent changes in fair market value recognized in the statement of operations.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

• Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2 inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

•	Level 3 inputs for assets or liabilities not based upon observable market data

New standards, interpretations, and amendments

IAS 1 Presentation of Financial Statements

The Company has reviewed and considered the amendments made to IAS 1 effective on January 1, 2016. The Company has concluded that the adoption of such standard has resulted in no impact on the Company's financial statements. The Company will re-evaluate IAS 1 should a transaction occur.

IFRS 16 Leases

The new standard will replace IAS 17, Leases (IAS 17), and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard, the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17. IFRS 16 will be applied retrospectively. The Company is currently evaluating the impact of adoption.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated useful lives of capital assets, net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

12

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

5.	CAPITAL ASSETS, NET

At December 31, 2017 and 2016, capital assets, net consists of:

As of December 31,	2017	2016
Furniture, fixtures and equipment	$78	$65
Leasehold improvements	10	10
Total capital assets	$88	$75

Less: Accumulated Depreciation	(36)	(24)

Capital Assets, net	$52	$51

A reconciliation of the beginning and ending balances of capital assets, net is as follows:

	Capital Assets, gross	Accumulated Depreciation	Capital Assets, net
As of December 31, 2015	$75	$(13)	$62
Additions	—	—	—
Depreciation	—	(11)	(11)
As of December 31, 2016	$75	$(24)	$51
Additions	13	—	13
Depreciation	—	(12)	(12)
As of December 31, 2017	$88	$(36)	$52

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2017 and 2016 and January 1, 2016 consist of the following:

	December 31, 2017	December 31, 2016	January 1, 2016
Accrued wages	$34	$31	20
Credit card payable	28	4	4
Other accounts payable	7	46	6
Total accounts payable and accrued liabilities	$69	$81	30

7.	MEMBER'S EQUITY

The Company was owned in its entirety by one individual for the years ended December 31, 2017 and 2016. There were no transfers of ownership or authorization or issuance of shares during the years then ended.

13

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2017 and 2016 consist of the following:

	2017	2016
Bank & merchant fees	62	63
Office expenses	48	67
Professional fees	46	19
Rent expense	34	33
Licensing & registration fees	29	19
Building expense	24	37
Insurance expense	14	6
Continuing education	7	40
Other miscellaneous expenses	35	23
Total general and administrative expenses	$299	$307

9.	COMMITMENTS AND CONTINGENCIES

The Company occupies leased space under a five-year lease which began on August 1, 2014 and is due to expire on July 31, 2019. Total rent expense under this lease was $34 and $ 33 for the years ended December 31, 2017 and 2016, respectively.

The total future value of minimum operating lease payments is due as follows at December 31, 2017:

2018	$36
2019	21
Total	$57

10.	RISK MANAGEMENT

The Company thoroughly examines the various financial and non-financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by management.

Management has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of Management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Market risk: Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. As the Company does not hold any financial instruments other than the items disclosed in Note 3, the Company considers the market risk to be immaterial.

Interest rate risk: Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings as of December 31, 2017, December 31, 2016 and January 1, 2016. As there is no interest, the Company considers interest rate risk to be immaterial.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The

14

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Equity price risk: Equity price risk is the risk of variability in fair value due to movements in equity or market prices. Marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The Company has no marketable securities and investments.

Credit risk: Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which are potentially subject to credit risk for the Company, consist of cash. Cash is maintained with financial institutions of reputable credit and may be redeemed upon demand. The Company maintains a cash balance at one financial institution in the United States which is insured up to $250 by the FDIC. From time-to-time, the Company's balances may exceed this limit. As of December 31, 2017, December 31, 2016 and January 1, 2016 there is an uninsured limit of approximately $1,452, $1,823 and $784, respectively. Credit risk exposure is limited through maintaining cash with high-credit quality financial institutions and management considers this risk to be minimal for all cash assets based on changes that are reasonably possible at each reporting date.

Regulatory risk: The Company operates in the rapidly growing U.S. regulated cannabis market. There is a high level of risk and uncertainty associated with regulatory conditions within this market. Such uncertainty is mitigated by the gradual path that the United States is taking to legalize cannabis through state-by-state reform initiatives. Due to the high level of risk and uncertainty associated with the regulatory conditions within the industry, it is at least reasonably possible that the Company can face material adverse effects if regulations at the federal level are established to prohibit the cultivation and sale of cannabis products nationally or if the state-by-state reform initiatives allowing for the sale and cultivation of cannabis products are reversed in the State of Connecticut in the near-term.

11.	CAPITAL MANAGEMENT

The Company considers its capital to consist of cash and member's equity. The Company manages its capital to maintain its ability to continue as a going concern and makes adjustments to it based on funds available to the Company in order to fund its operations. The Company, upon approval from its management, will balance its overall capital structure by undertaking activities as deemed appropriate under the specific circumstances.

As of December 31, 2017, the Company is not subject to externally imposed capital requirements.

12.	KEY MANAGEMENT COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are members of the Company's executive management team. Compensation provided to key management was $1,634 and $1,093 for the years ended December 31, 2017 and 2016, respectively.

13.	SUBSEQUENT EVENTS

On May 31, 2018, High Street Capital Partners, LLC ("HSCP") entered into an agreement to purchase D&B Wellness, LLC ("the Purchase Agreement"). The Purchase Agreement resulted in HSCP acquiring 100% of the issued and outstanding membership interests in the Company in exchange for $14,500 in consideration consisting of cash, promissory note, and HSCP membership units.

In connection with the Purchase Agreement, D&B Wellness, LLC entered into an employment agreement with the former owner of the Company for an initial term of two years.

15

Schedule “I”

D&B WELLNESS’ MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of D&B Wellness, LLC (the “Company”, “we”, “our”, “us” or “D&B”) is for the years ended December 31, 2017 and 2016. It is supplemental to, and should be read in conjunction with, the Company’s audited financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements are provided and made as of the date of this MD&A and the Company has no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

D&B Wellness, LLC, doing business as Compassionate Care Center of Connecticut, was organized in the State of Connecticut on October 15, 2013. The Company is one of nine licensed medical marijuana dispensaries in Connecticut. Its clientèle consists of patients licensed by the State of Connecticut to purchase medical marijuana.

Highlights from the year ended December 31, 2017

2017 was a successful year for the Company as sales remained consistent year over year at just below $9M as can be seen on the Statement of Operations and Comprehensive Income. Looking forward, management believes that we are well positioned to continue our rapid growth and market leadership, and are excited for all the opportunities the future holds.

1

Operational and Regulation Overview

Connecticut’s medical marijuana act was signed into law on June 1, 2012 and is overseen by the Connecticut Department of Consumer Protection (“DCP”) which also has authority to issue licenses. PWCT's operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in Connecticut. As at December 31, 2017, the Company had operations only in the state of Connecticut.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual financial statements of the Company as at and for the years ended December 31, 2017 and December 31, 2016. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	As at and for the year ended
	December 31,		Change
	2017	2016	$	%
Revenues, net	$8,826	$8,973	$(147)	(2)%
Cost of goods sold	(4,688)	(4,647)	(41)	1%
Gross profit	4,138	4,326	(188)	(4)%
Total operating expenses	(2,650)	(2,055)	(595)	29%
Net income	$1,488	$2,271	$(783)	(34)%

Total assets	$1,972	$2,254	$(282)	(13)%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

The Company derives its revenues from retail dispensary businesses where cannabis and cannabis-infused products are sold to consumers.

Revenues for the year ended December 31, 2017 were $8,826, a decrease of $147, or 2%, from the year ended December 31, 2016. This is consistent year-over-year and should increase as the number of medical marijuana patients increase in the state of Connecticut.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold for the year ended December 31, 2017 was $4,688, an increase of $41, or 1%, from the year ended December 31 2016, which is consistent year-over-year and with what management would expect given the revenue numbers reflected above. The gross profit margin for the years ended December 31, 2017 and 2016 was 47% and 48%, respectively.

Total operating expenses

Total operating expenses consist primarily of personnel costs including salaries, incentive compensation, and benefits, marketing and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

2

Total operating expenses for the year ended December 31, 2017 was $2,650, an increase of $595, or 29%, compared to the year ended December 31, 2016. This was driven by increased compensation expense due to an increase in headcount from the scaling up of operations and an increase in marketing-related expenses to promote the business.

Net income

Net income for the year ended December 31, 2017 was $1,488, a decrease of $783 or 34%, compared to $2,271 for the year ended December 31, 2016. The decrease was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, and for general corporate purposes. Our primary source of liquidity is funds generated through the normal course of business shown in our operating activities. Our ability to fund our operations or make planned capital expenditures depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the year ended
Change in Cash	December 31,		Change
	2017	2016	$	%
Net cash provided by operating activities	$1,408	$2,341	$(933)	(40)%
Net cash used in investing activities	(13)	—	(13)	n/m
Net cash used in financing activities	(1,758)	(1,300)	(458)	35%
Change in cash	$(363)	$1,041	$(1,404)	(135)%

As at December 31, 2017, we had $1,778 of cash and $1,846 of working capital surplus (current assets minus current liabilities), compared with $2,141 of cash and $2,117 of working capital surplus as at December 31, 2016.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash provided by operating activities

Net cash used in operating activities was $1,408 for the year ended December 31, 2017, a decrease of $933, or 40% compared to $2,341 for the year ended December 31, 2016. The decrease was primarily driven by the decreased net income and the higher usage of cash during the year ended December 31, 2017 due to timing of payments.

Cash used in investing activities

Net cash used in investing activities was $13 for the year ended December 31, 2017, compared to nil for the year ended December 31, 2016.

The outflow of $13 for the year ended December 31, 2017 consisted of fixed asset purchases.

Cash used in financing activities

Net cash used in financing activities was $1,758 for the year ended December 31, 2017, an increase of $458, or 35% compared to $1,300 for the year ended December 31, 2016.

The outflows of $1,758 and $1,300 for the years ended December 31, 2017 and 2016, respectively, consisted solely of member distributions

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for its dispensary. The following represents the Company’s commitments in relation to its operating leases:

3

Period	Amount
Not later than one year	$36
Later than one year and not later than five years	21
Later than five years	—
Total	$57

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	PROPOSED TRANSACTIONS

Subsequent event

On May 31, 2018, High Street Capital Partners, LLC ("HSCP") entered into an agreement to purchase D&B Wellness, LLC ("the Purchase Agreement"). The Purchase Agreement resulted in HSCP acquiring 100% of the issued and outstanding membership interests in the Company in exchange for $14.5M in consideration consisting of cash, promissory note, and HSCP membership units.

7. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated useful lives of capital assets, net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

8. CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES
New standards and interpretations issued but not yet adopted

4

IFRS 16 Leases

The new standard will replace IAS 17, Leases (IAS 17), and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard, the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17. IFRS 16 will be applied retrospectively. The Company is currently evaluating the impact of adoption.

9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company thoroughly examines the various financial and non-financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by management.

Management has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of Management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Market risk: Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. As the Company does not hold any financial instruments other than the items disclosed in Note 3, the Company considers the market risk to be immaterial.

Interest rate risk: Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings as of December 31, 2017, December 31, 2016 and January 1, 2016. As there is no interest, the Company considers interest rate risk to be immaterial.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Equity price risk: Equity price risk is the risk of variability in fair value due to movements in equity or market prices. Marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The Company has no marketable securities and investments.

Credit risk: Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which are potentially subject to credit risk for the Company, consist of cash. Cash is maintained with financial institutions of reputable credit and may be redeemed upon demand. The Company maintains a cash balance at one financial institution in the United States which is insured up to $250 by the FDIC. From time-to-time, the Company's balances may exceed this limit. As of December 31, 2017, December 31, 2016 and January 1, 2016 there is an uninsured limit of approximately $1,452, $1,823 and $784, respectively. Credit risk exposure is limited through maintaining cash with high-credit quality financial institutions and management considers this risk to be minimal for all cash assets based on changes that are reasonably possible at each reporting date.

Regulatory risk: The Company operates in the rapidly growing U.S. regulated cannabis market. There is a high level of risk and uncertainty associated with regulatory conditions within this market. Such uncertainty is mitigated by the gradual path that the United States is taking to legalize cannabis through state-by-state reform initiatives. Due to the high level of risk and uncertainty associated with the regulatory conditions within the industry, it is at least reasonably possible that the Company can face material adverse effects if regulations at the federal level are established to prohibit the cultivation and sale of cannabis products nationally or if the state-by-state reform initiatives allowing for the sale and cultivation of cannabis products are reversed in the State of Connecticut in the near-term.

5

10. OUTSTANDING SHARE DATA

The Company was owned in its entirety by one individual for the years ended December 31, 2017 and 2016. There were no transfers of ownership or authorization or issuance of shares during the years then ended.

6

Schedule “J”

D&B WELLNESS’ INTERIM FINANCIAL STATEMENTS FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

D&B WELLNESS, LLC

FINANCIAL STATEMENTS

As of June 30, 2018 and December 31, 2017 and

For the Three and Six Months Ended June 30, 2018 and 2017

(Unaudited)

Page
Financial Statements

Statements of Financial Position	3

Statements of Operations and Comprehensive Income	4

Statements of Member's Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7- 13

 D&B WELLNESS, LLC

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(Unaudited)

(Expressed in $000's, except unit data)	Note	June 30, 2018	December 31, 2017
ASSETS
Cash		$488	$1,778
Inventory		74	137
Total current assets		562	1,915

Capital assets, net	5	44	52
Other non-current assets		5	5
Total non-current assets		49	57

TOTAL ASSETS		$611	$1,972

LIABILITIES AND MEMBER'S EQUITY
Accounts payable and accrued liabilities	6	$271	$69
Total current liabilities		271	69

TOTAL LIABILITIES		271	69

Members equity	7	340	1,903
TOTAL MEMBER'S EQUITY		340	1,903

TOTAL LIABILITIES AND MEMBER'S EQUITY		$611	$1,972

The accompanying notes are an integral part of these financial statements.

3

D&B WELLNESS, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

		Three months ended		Six months ended
(Expressed in $000's, except unit data)	Note	June 30,		June 30,
		2018	2017	2018	2017

Revenues, net		$2,111	$2,167	$4,225	$4,362
Less: cost of goods sold		(1,094)	(1,189)	(2,245)	(2,240)
Gross Profit		1,017	978	1,980	2,122
OPERATING EXPENSES Compensation expense		243	207	492	489
General and administrative	8	68	68	137	159
Marketing		5	2	13	2
Depreciation	5	3	3	8	6
Total operating expenses		319	280	650	656
Net income before income taxes		698	698	1,330	1,466
Income taxes		100	—	100	—
Net income and comprehensive income		$598	$698	$1,230	$1,466

The accompanying notes are an integral part of these financial statements.

4

D&B WELLNESS, LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

(Expressed in $000's, except unit data)	Total Member's Equity
December 31, 2016	$2,173
Member distributions	(1,730)
Net income	1,466
June 30, 2017	$1,909
December 31, 2017	$1,903
Member distributions	(2,793)
Net income	1,230
June 30, 2018	$340

The accompanying notes are an integral part of these financial statements.

5

D&B WELLNESS, LLC

STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

	Six months ended
	June 30,
(Expressed in $000's USD, except unit data)
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,230	$1,466
Item not affecting cash:
Depreciation	8	6
Changes in non-cash working capital items:
Inventory	63	(85)
Accounts payable and accrued liabilities	202	196
Net cash provided by operating activities	$1,503	$1,583

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	—	(5)
Net cash used in investing activities	$—	$(5)

CASH FLOWS FROM FINANCING ACTIVITIES:
Member distributions	(2,793)	(1,730)
Net cash used in financing activities	$(2,793)	$(1,730)

NET (DECREASE) IN CASH	(1,290)	(152)
CASH - Beginning of period	1,778	2,141
CASH - End of period	$488	$1,989

Supplemental disclosure of cash flow data:
Cash paid for income taxes	$50	$—

The accompanying notes are an integral part of these financial statements.

6

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

1.	NATURE OF OPERATIONS

D&B Wellness, LLC (the "Company"), doing business as Compassionate Care Center of Connecticut, was organized in the State of Connecticut on October 15, 2013. The Company operates a health, wellness and herbal remedy center in Bethel, Connecticut. Its clientèle consists of patients licensed by the State of Connecticut to purchase medical marijuana.

2.	BASIS OF PREPARATION

Statement of compliance

The accompanying interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), effective for the Company's reporting for the period ended June 30, 2018.

These interim financial statements for the three and six months ending June 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements at December 31, 2017.

Basis of measurement

The accompanying interim financial statements have been prepared on a historical cost basis. Historical cost is the fair value of the consideration given in exchange for goods and services generally based upon the fair value at the time of the transaction of the consideration given in the exchange for the asset. In addition, these financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

These interim financial statements and the accompanying notes are expressed in US Dollars, which is the Company’s functional currency.

Estimates and critical judgements by management

The preparation of the accompanying interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Refer to Note 4.

These financial statements were approved and authorized for issue by management on November 2, 2018.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash

Cash is comprised of cash on hand and in banks and amounts due from a third-party merchant service company for debit card sales in transit that are readily convertible into known amounts of cash with original maturities of three months or less.

Inventory

All inventory consists of finished goods. Inventory for finished goods and packaging and supplies are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out costing method. Net realizable

7

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Capital assets, net

All capital assets are stated at original cost, less any accumulated depreciation and impairment. Expenditures for maintenance and repairs are charged to expense as incurred; major improvements are capitalized. During the six month period ended June 30, 2018 and year ended December 31, 2017, there was $0 and $13, respectively, of fixed assets that were purchased and no assets were disposed of. Total depreciation expense for the six months ended June 30, 2018 and 2017 was $8 and $6, respectively. Total depreciation expense for the three months ended June 30, 2018 and 2017 was $3 and $3, respectively. Depreciation is recognized on a straight-line basis over the following terms:

Capital asset class	Time Period
Leasehold improvements	Shorter of useful life or lease term
Furniture, fixtures and equipment	7 years

An asset's residual value, useful life and amortization method is reviewed at each financial year-end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in profit or loss.

Impairment of non-financial assets

Long-lived assets, including capital assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the statement of operations by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount or the carrying amount that would have been recorded had no impairment loss been recognized previously.

Income taxes

The Company is not an exempt organization as defined in the Internal Revenue Code (IRC) and, as such, is taxable as a S corporation for federal and state income tax purposes. Effective May 16, 2015, the Company, with the consent of its sole member, elected to be treated as an S corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, a member is taxed on his/her proportionate share of the Company's taxable income. The Company conducts business in the State of Connecticut. On May 31, 2018, Public Act 18-49 was signed into effect which changed how Connecticut taxes income earned by S corporations, including limited liability companies treated as S corporations. As a result of Public Act 18-49, the Company is subject to a tax on its own income at a rate of 6.99%. Accordingly, $100 of provision for income tax related to the period ending May 31, 2018, prior to the Company becoming a disregarded entity for tax purposes, is reflected in the accompanying interim financial statements.

The Company considered deferred tax assets and liabilities as of the period ended June 30, 2018 noting no material adjustments for deferred taxes were required.

8

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

Revenue

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are shipped or delivered to customers and:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the purchaser;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Amounts disclosed as revenue are net of allowances, discounts and rebates. The Company does not enter into contracts with customers.

Leases

Lease rentals are expensed in earnings on a straight-line basis as required by IFRS. See Note 9 for disclosure of future lease commitments.

Financial instruments

The Company determines classification of financial assets at initial recognition. The Company accounting policy in respect to its financial instruments is as follows:

(i)       Financial assets - are classified and measured at fair value through profit and loss (FVTPL) unless they meet the following criteria for amortized cost:

• The Company plans to hold the financial assets in order to collect contractual cash flows; and

• Payments received on the financial assets are solely payments of principal and interest on the principal amount outstanding.

(ii)       Financial liabilities - non-derivative financial liabilities are measured at amortized cost unless they have been designated as FVTPL. Derivative liabilities are initially measured at FVTPL, with subsequent changes in fair market value recognized in the statement of operations.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

• Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2 inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

•	Level 3 inputs for assets or liabilities not based upon observable market data

9

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

New standards, interpretations, and amendments

IFRS 16 Leases

The new standard will replace IAS 17, Leases (IAS 17), and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard, the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17. IFRS 16 will be applied retrospectively. The Company is currently evaluating the impact of adoption.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated useful lives of capital assets, net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

5.	CAPITAL ASSETS, NET

At June 30, 2018 and December 31, 2017, capital assets, net consists of:

	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
Furniture, fixtures and equipment	$78	$78
Leasehold improvements	10	10
Total capital assets	$88	$88

Less: Accumulated Depreciation	(44)	(36)

Capital Assets, net	$44	$52

10

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

A reconciliation of the beginning and ending balances of capital assets, net is as follows:

	Capital Assets, gross	Accumulated Depreciation	Capital Assets, net
As of December 31, 2016	$75	$(24)	$51
Additions	13	—	13
Depreciation	—	(12)	(12)
As of December 31, 2017	$88	$(36)	$52

As of December 31, 2017	$88	$(36)	$52
Additions	—	—	—
Depreciation	—	(8)	(8)
As of June 30, 2018	$88	$(44)	$44

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of June 30, 2018 and December 31, 2017 consist of the following:

	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
Accrued wages	$31	$34
Credit card payable	3	28
Taxes payable	50	—
Other accounts payable	187	7
Total accounts payable and accrued liabilities	$271	$69

7.	MEMBER'S EQUITY

The Company was owned in its entirety by one individual for the period ended June 30, 2017. There were no transfers of ownership or authorization or issuance of shares during the period ended June 30, 2017. On May 31, 2018, High Street Capital Partners, LLC ("HSCP") entered into an agreement to purchase D&B Wellness, LLC. The agreement resulted in HSCP acquiring 100% of the issued and outstanding membership interests in the Company in exchange for $14,500 in consideration consisting of cash, promissory note, and HSCP membership units. As of June 30, 2018, HSCP continues to hold 100% of the outstanding membership interests in the Company.

11

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three and six-month periods ended June 30, 2018 and 2017 consist of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Bank & merchant fees	17	17	33	37
Office expenses	9	—	15	22
Professional fees	1	14	2	20
Rent expense	9	8	15	17
Licensing & registration fees	4	3	13	15
Building expense	6	6	13	13
Insurance expense	10	10	15	10
Continuing education	—	—	3	8
Other miscellaneous expenses	12	10	28	17
Total general and administrative expenses	$68	$68	$137	$159

9.	COMMITMENTS AND CONTINGENCIES

The Company occupies leased space under a five-year lease which began on August 1, 2014 and is due to expire on July 31, 2019. Total rent expense under this lease was $15 and $17 for the six months ended June 30, 2018 and 2017, respectively, and $9 and $8 for the three months ended June 30, 2018 and 2017, respectively.

The total future value of minimum operating lease payments due is as follows at June 30, 2018:

< 1 Year	$36
Thereafter	3
Total	$39

10.	RISK MANAGEMENT

The Company thoroughly examines the various financial and non-financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by management.

Management has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of Management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Market risk: Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. As the Company does not hold any financial instruments other than the items disclosed in Note 3, the Company considers the market risk to be immaterial.

Interest rate risk: Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings as of June 30, 2018 and December 31, 2017. As there is no interest, the Company considers interest rate risk to be immaterial.

12

D&B WELLNESS, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

(Unaudited)

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Equity price risk: Equity price risk is the risk of variability in fair value due to movements in equity or market prices. Marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The Company has no marketable securities and investments.

Credit risk: Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which are potentially subject to credit risk for the Company, consist of cash. Cash is maintained with financial institutions of reputable credit and may be redeemed upon demand. The Company maintains a cash balance at one financial institution in the United States which is insured up to $250 by the FDIC. From time-to-time, the Company's balances may exceed this limit. As of June 30, 2018 and December 31, 2017, there is an uninsured limit of approximately $133 and $1,452, respectively. Credit risk exposure is limited through maintaining cash with high-credit quality financial institutions and management considers this risk to be minimal for all cash assets based on changes that are reasonably possible at each reporting date.

Regulatory risk: The Company operates in the rapidly growing U.S. regulated cannabis market. There is a high level of risk and uncertainty associated with regulatory conditions within this market. Such uncertainty is mitigated by the gradual path that the United States is taking to legalize cannabis through state-by-state reform initiatives. Due to the high level of risk and uncertainty associated with the regulatory conditions within the industry, it is at least reasonably possible that the Company can face material adverse effects if regulations at the federal level are established to prohibit the cultivation and sale of cannabis products nationally or if the state-by-state reform initiatives allowing for the sale and cultivation of cannabis products are reversed in the State of Connecticut in the near-term.

11.	CAPITAL MANAGEMENT

The Company considers its capital to consist of cash and member's equity. The Company manages its capital to maintain its ability to continue as a going concern and makes adjustments to it based on funds available to the Company in order to fund its operations.

The Company, upon approval from its management, will balance its overall capital structure by undertaking activities as deemed appropriate under the specific circumstances.

As of June 30, 2018, the Company is not subject to externally imposed capital requirements.

12.	KEY MANAGEMENT COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are members of the Company's executive management team. Compensation provided to key management was $89 and $79 for the three months ended and $181 and $171 for the six months ended June 30, 2018 and 2017, respectively.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 2, 2018, the date on which these financial statements were available to be issued to determine whether they should be disclosed to keep the financial statements from being misleading. Management did not identify any material subsequent events for disclosure.

13

Schedule “K”

D&B WELLNESS’ MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of D&B Wellness, LLC (the “Company”, “we”, “our”, “us” or “D&B”) is for the three and six months ended June 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited interim financial statements and the accompanying notes for the three and six months ended June 30, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements are provided and made as of the date of this MD&A and the Company has no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

D&B Wellness, LLC, doing business as Compassionate Care Center of Connecticut, was organized in the State of Connecticut on October 15, 2013. The Company is one of nine licensed medical marijuana dispensaries in Connecticut. Its clientèle consists of patients licensed by the State of Connecticut to purchase medical marijuana.

Highlights from the three and six months ending June 30, 2018

2018 sales is consistent with year-over-year results at approximately $4.2M through the first six months of 2018, as can be seen on the Statement of Operations and Comprehensive Income. Looking forward, management believes that we are well positioned to continue our rapid growth and market leadership, and are excited for all the opportunities the future holds.

1

Operational and Regulation Overview

Connecticut’s medical marijuana act was signed into law on June 1, 2012 and is overseen by the Connecticut Department of Consumer Protection (“DCP”) which also has authority to issue licenses. The DCP has issued a limited amount of dispensary and producer licenses. There are currently nine state-licensed dispensaries, of which Acreage holds two, and four cultivators that operate throughout Connecticut.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 and 2017 and as at June 30, 2018 and December 31, 2017. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	Three months ended				Six months ended
	June 30,		Change		June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenues, net	$2,111	$2,167	$(56)	(3)%	$4,225	$4,362	$(137)	(3)%
Cost of goods sold	(1,094)	(1,189)	95	8	(2,245)	(2,240)	(5)	—
Gross profit	1,017	978	39	4	1,980	2,122	(142)	(7)
Total operating expenses	(319)	(280)	(39)	(14)	(650)	(656)	6	1
Income tax expense	(100)	—	(100)	n/m	(100)	—	(100)	n/m
Net income (loss)	$598	$698	$(100)	(14)%	$1,230	$1,466	$(236)	(16)%
			Change
	June 30, 2018	December 31, 2017	$	%
Total assets	$611	$1,972	$(1,361)	(69)%

n/m - Not meaningful

Results of operations for the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017

Revenues

The Company derives its revenues from retail dispensary businesses where cannabis and cannabis-infused products are sold to consumers.

Revenues decreased $56, or 3%, to $2,111 and $137, or 3%, to $4,225 in the three and six months ended June 20, 2018, respectively. This is consistent year-over-year and should increase as the number of medical marijuana patients increase in the state of Connecticut.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold decreased $95, or 8%, to $1,094 and $5 to $2,245 in the three and six months ended June 30, 2018, respectively, which is consistent year-over-year and with what management would expect given the revenue numbers reflected above. The gross profit margin was 48% and 45% for the three months ended June 30, 2018 and 2017, respectively, and 47% and 49% for the six months ended June 30, 2018 and 2017, respectively.

2

Total operating expenses

Total operating expenses consist primarily of personnel costs including salaries, incentive compensation, and benefits marketing and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses increased $39, or 14%, to $319 in the three months ended June 30, 2018, driven by an increase in compensation expense. Total operating expenses decreased $6, or 1%, to $650 in the six months ended June 30, 2018, which is consistent year-over-year.

Net income

Net income decreased $100, or 14%, to $598 and $236, or 16%, to $1,230 in the three and six months ended June 30, 2018, primarily driven by the operating results discussed above, as well as an increased tax burden in the current year.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, and for general corporate purposes. Our primary source of liquidity is funds generated through the normal course of business shown in our operating activities. Our ability to fund our operations or make planned capital expenditures depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the six months
Change in Cash	ended June 30,		Change
	2018	2017	$	%
Net cash provided by operating activities	$1,503	$1,583	$(80)	(5)%
Net cash used in investing activities	—	(5)	5	n/m
Net cash used in financing activities	(2,793)	(1,730)	(1,063)	61%
Change in cash	$(1,290)	$(152)	$(1,138)	749%

As at June 30, 2018, we had $488 of cash and $291 of working capital surplus (current assets minus current liabilities), compared with $1,989 of cash and $1,712 of working capital surplus as at June 30, 2017.

We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash provided by operating activities

Net cash provided by operating activities was $1,503 for the six months ended June 30, 2018, a decrease of $80, or 5% compared to $1,583 for the six months ended June 30, 2017. The increase was primarily driven by the decreased net income, partially offset by the lower usage of cash during the six months ended June 30, 2018 due to timing of payments.

Cash used in investing activities

Net cash used in investing activities was nil for the six months ended June 30, 2018, compared to $5 for the six months ended June 30, 2017.

Cash used in financing activities

Net cash used in financing activities was $2,793 for the six months ended June 30, 2018, an increase of $1,063, or 61% compared to $1,730 for the six months ended June 30, 2017. These outflows represent member distributions made during the respective periods.

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

3

Period	Amount
Not later than one year	$36
Later than one year and not later than five years	3
Later than five years	—
Total	$2,594

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated useful lives of capital assets, net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

7. CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

There have been no changes in, or adoption of, accounting principles since our annual audited financial statements. Refer therein for details.

8. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company thoroughly examines the various financial and non-financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by management.

Management has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of Management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Market risk: Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. As the Company does not hold any financial instruments other than the items disclosed in Note 3, the Company considers the market risk to be immaterial.

4

Interest rate risk: Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings as of June 30, 2018 and December 31, 2017. As there is no interest, the Company considers interest rate risk to be immaterial.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Equity price risk: Equity price risk is the risk of variability in fair value due to movements in equity or market prices. Marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The Company has no marketable securities and investments.

Credit risk: Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which are potentially subject to credit risk for the Company, consist of cash. Cash is maintained with financial institutions of reputable credit and may be redeemed upon demand. The Company maintains a cash balance at one financial institution in the United States which is insured up to $250 by the FDIC. From time-to-time, the Company's balances may exceed this limit. As of June 30, 2018 and December 31, 2017, there is an uninsured limit of approximately $133 and $1,452, respectively. Credit risk exposure is limited through maintaining cash with high-credit quality financial institutions and management considers this risk to be minimal for all cash assets based on changes that are reasonably possible at each reporting date.

Regulatory risk: The Company operates in the rapidly growing U.S. regulated cannabis market. There is a high level of risk and uncertainty associated with regulatory conditions within this market. Such uncertainty is mitigated by the gradual path that the United States is taking to legalize cannabis through state-by-state reform initiatives. Due to the high level of risk and uncertainty associated with the regulatory conditions within the industry, it is at least reasonably possible that the Company can face material adverse effects if regulations at the federal level are established to prohibit the cultivation and sale of cannabis products nationally or if the state-by-state reform initiatives allowing for the sale and cultivation of cannabis products are reversed in the State of Connecticut in the near-term.

9. OUTSTANDING SHARE DATA

The Company was owned in its entirety by one individual for the period ended June 30, 2017. There were no transfers of ownership or authorization or issuance of shares during the period ended June 30, 2017.

On May 31, 2018, High Street Capital Partners, LLC ("HSCP") entered into an agreement to purchase D&B Wellness, LLC. The agreement resulted in HSCP acquiring 100% of the issued and outstanding membership interests in the Company in exchange for $14.5M in consideration consisting of cash, promissory note, and HSCP membership units.

As of June 30, 2018, HSCP continues to hold 100% of the outstanding membership interests in the Company.

5

Schedule “L”

PRIME WELLNESS OF CONNECTICUT’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

PRIME WELLNESS OF CONNECTICUT, LLC FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016

Page

Independent Auditors' Report	3

Financial Statements

Statements of Financial Position	4

Statements of Operations and Comprehensive Income	5

Statements of Members' Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8- 14

INDEPENDENT AUDITORS' REPORT

To the Members of

Prime Wellness of Connecticut, LLC

We have audited the accompanying financial statements of Prime Wellness of Connecticut, LLC, which comprise the statements of financial position as at December 31, 2017 and 2016, and the statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Prime Wellness of Connecticut, LLC as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants
November 2, 2018

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2017 AND 2016

(Expressed in $000's USD, except unit data)	Note	December 31, 2017	December 31, 2016

ASSETS
Cash		$1,532	$921
Inventory		188	96
Other current assets		10	13
Total current assets		1,730	1,030

Capital assets, net	5	699	757
Related party note receivable	10	317	—
Other non-current assets		7	7
Total non-current assets		1,023	764

TOTAL ASSETS		$2,753	$1,794

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities		$151	$62
Related party notes payable	10	—	300
Total current liabilities		151	362

TOTAL LIABILITIES		151	362

Members Equity	7	2,602	1,432
TOTAL MEMBERS’ EQUITY		2,602	1,432

TOTAL LIABILITIES AND MEMBERS' EQUITY		$2,753	$1,794

 See accompanying notes to financial statements

4

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		December 31,	December 31,
(Expressed in $000's USD, except unit data)	Note	2017	2016

Revenues, net		$9,302	$6,357
Less: cost of goods sold		(5,412)	(3,682)
Gross Profit		3,890	2,675

OPERATING EXPENSES
Compensation expense		1,143	947
General and administrative	6	449	320
Marketing		8	7
Depreciation expense	5	78	75
Total operating expenses		1,678	1,349

Income from operations		2,212	1,326

Other expenses		(44)	(70)
Total other expenses		(44)	(70)

Net income and comprehensive income		$2,168	$1,256

See accompanying notes to financial statements

5

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Expressed in $000's USD, except unit data)	Membership	Members'	Retained Earnings	Total Members'
	Units	Equity	(Loss)	Equity
December 31, 2015	1,000,000	$2,200	$(1,683)	$517
Member distributions	—	—	(341)	(341)
Net income and comprehensive income	—	—	1,256	1,256
December 31, 2016	1,000,000	2,200	(768)	1,432
Member distributions	—	—	(998)	(998)
Net income and comprehensive income	—	—	2,168	2,168
December 31, 2017	1,000,000	$2,200	$402	$2,602

 See accompanying notes to financial statements

6

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31,	December 31,
(Expressed in $000's USD, except unit data)	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income and comprehensive income	$2,168	$1,256

Items not affecting cash
Depreciation	78	75
Increase (decrease) in non-cash working capital items:
Inventory	(92)	(8)
Other current assets	3	(6)
Accounts payable and accrued liabilities	89	62
Net cash provided by operating activities	$2,246	$1,379

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(20)	(15)
Related party note receivable	(317)	—
Net cash used in investing activities	$(337)	$(15)

CASH FLOWS FROM FINANCING ACTIVITIES:
Member distributions	(998)	(341)
Repayment of related party notes payable	(300)	(240)
Net cash used in financing activities	$(1,298)	$(581)

NET INCREASE / (DECREASE) IN CASH	611	782
CASH - Beginning of year	921	138
CASH - End of year	$1,532	$921

See accompanying notes to financial statements

7

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

1.	NATURE OF OPERATIONS

Prime Wellness of Connecticut, LLC (“PWCT” or the "Company") is a for-profit entity formed in Connecticut on August 27, 2013. PWCT is a licensed medical marijuana dispensary in Connecticut, operating in a retail location in South Windsor, Connecticut.

2.	BASIS OF PREPARATION

Statement of compliance

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”), effective for the Company's reporting for the years ended December 31, 2017 and 2016. These financial statements were approved and authorized for issue by management on November 2, 2018.

Basis of measurement

These financial statements have been prepared on an historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for goods and services generally based upon the fair value at the time of the transaction of the consideration given in the exchange for the asset. In addition, these annual financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

The financial statements and the accompanying notes are expressed in U.S. Dollars, which is the Company’s functional currency.

Estimates and critical judgements by management

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash

The cash balance is comprised of solely of cash on hand as at December 31, 2017 and 2016.

Inventory

All inventory consists of finished goods. Inventories for finished goods and packaging and supplies are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out costing method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Capital assets

Capital assets are stated at cost, net of accumulated depreciation and impairment losses, if any. Capital assets are derecognized upon disposal or when no future economic benefits are expected from its use.

Depreciation is calculated using the following terms and methods:

8

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

Capital asset class	Method	Time Period
Leasehold improvements	Straight-line	Shorter of useful life or length of the lease term
Furniture, fixtures and equipment	Straight-line	5-7 years

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the statements of operations in the year the asset is derecognized. The assets’ residual values, useful lives and methods of amortization are reviewed at each financial year end, and adjusted prospectively if appropriate.

Impairment of non-financial assets

Long-lived assets, including capital assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the statement of operations by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount or the carrying amount that would have been recorded had no impairment loss been recognized previously.

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company that are organized as limited liability companies have been provided for in the accompanying financial statements. Any uncertain tax position taken by the members is not an uncertain position of the Company.

Revenue

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied, which are generally met once the products are shipped or delivered to customers and:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the purchaser;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

• The costs incurred or to be incurred in respect of the transaction can be measured reliably. Amounts disclosed as revenue are net of allowances, discounts and rebates.

Additionally, the Company elected to early adopt IFRS 15 Revenue from Contracts with Customers. IFRS 15 supersedes the existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRS guidance. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

9

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company does not enter into contracts with customers. Therefore, the early adoption of IFRS 15 did not affect the Company’s statement of financial position or cash flows from operating, investing, or financing activities. Furthermore, the impact on timing of revenue recognition was not material as the treatment of revenue for services rendered, as outlined above, is consistent under IFRS 15 and IAS 18.

Financial instruments

The Company early-adopted IFRS 9, which replaced IAS 39 “Financial Instruments: Recognition and Measurement”. The revised guidance changed the classification and measurement of financial assets and liabilities. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. It contains three primary measurement categories for financial assets: measured at amortized cost, fair value through profit and loss (“FVTPL”), and fair value through other comprehensive income (“FVTOCI”). Presently, the Company's only financial instruments are in the form of cash, a related party loan receivable and its corresponding interest, the financial assets held by the Company are measured at amortized cost.

The Company determines classification of financial assets at initial recognition. The Company accounting policy in respect to its financial instruments is as follows:

(i)       Financial assets - are classified and measured at FVTPL unless they meet the following criteria for amortized cost:

• The Company plans to hold the financial assets in order to collect contractual cash flows; and

• Payments received on the financial assets are solely payments of principal and interest on the principal amount outstanding.

(ii)       Financial liabilities - non-derivative financial liabilities are measured at amortized cost unless they have been designated as FVTPL. Derivative liabilities are initially measured at FVTPL, with subsequent changes in fair market value recognized in the statement of operations.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

• Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2 inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

• Level 3 inputs for assets or liabilities not based upon observable market data

The Company classifies its financial instruments as follows:

10

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

Financial Instrument	Classification
Cash and cash equivalents	Amortized cost
Related party note receivable	Amortized cost
Other non-current assets	Amortized cost
Account payable and accrued liabilities	Amortized cost
Related party notes payable	Amortized cost

New standards and interpretations issued but not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these financial statements:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 Leases. The new standard will result in an increase in lease assets and liabilities for the leasee. Under the new standard, the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact of adoption.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated Useful Lives of Capital Assets, Net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

11

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

5.	CAPITAL ASSETS, net

At December 31, 2017 and 2016, capital assets consist of:

As of December 31,	2017	2016
Furniture, fixtures and equipment	$190	$180
Leasehold improvements	754	744
Total Capital Assets	944	924

Less: Accumulated Depreciation	(245)	(166)

Capital Assets, Net	$699	$757

A reconciliation of the beginning and ending balances of capital assets is as follows:

	Capital Assets,	Accumulated
	Gross	Depreciation	Capital Assets, Net
As of December 31, 2015	$909	$(92)	$817
Additions	15	—	15
Depreciation	—	(75)	(75)
As of December 31, 2016	924	(167)	757
Additions	20	—	20
Depreciation	—	(78)	(78)
As of December 31, 2017	$944	$(245)	$699

6.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2017 and 2016 consist of the following:

	2017	2016
Utilities expense	$120	$104
Bank charges	111	64
License and permit fees	107	18
Professional fees	57	53
Office expenses	26	29
Insurance expense	10	29
Miscellaneous operating expenses	18	23
Total general and administrative expenses	$449	$320

7.	MEMBERS' EQUITY

PWCT ownership is comprised of two classes of membership interests; 900,000 Class A shares and 100,000 Class B shares. Class A shares have voting rights while Class B shares are non-voting. There were no transfers of ownership or authorization or issuance of shares during the years then ended.

12

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

8.	COMMITMENTS

The Company occupies leased space under a five-year lease which began on August 1, 2017 and is due to expire on July 31, 2022.

Minimum lease rentals are as follows:

Years ended December 31,	Amount
2018	$27
2019	27
2020	27
2021	27
2022	16
Total	$124

9.	RISK MANAGEMENT

The Company has exposure to risks from its use of financial instruments and periodically assesses the impact and likelihood of those risks. These risks include:

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at December 31, 2017 is the carrying amount of cash and related party note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is held by a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at December 31, 2017, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include components of members' equity as well as cash. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

13

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in $000's, except unit data)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

10.	RELATED PARTY TRANSACTIONS

In November 2017, the Company issued a commercial installment note with Community Administrative Services, LLC ("CAS") for $317. CAS shares a common ownership interest with PWCT. This agreement was entered into in November 2017 with a maturity date of December 1, 2028 and has an interest rate of 8%.

The Company has received loans from a founding member during 2014 and 2015 in the form of promissory notes.

$300 was outstanding as of December 31, 2016 and the balance was paid in full in 2017. Interest payments during 2016 and 2017 were $69 and $45, respectively.

11.	SUBSEQUENT EVENTS

High Street Capital Partners, LLC acquired all remaining 82.5% ownership interests in Prime Wellness of Connecticut on September 13, 2018 for a total consideration of $10,000 in the form of cash, stock, and a note payable.

14

Schedule “M”

PRIME WELLNESS OF CONNECTICUT’S MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

1.       INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Prime Wellness of Connecticut, LLC (the “Company”, “we”, “our”, “us” or “PWCT”) is for the years ended December 31, 2017 and 2016. It is supplemental to, and should be read in conjunction with, the Company’s audited financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

PWCT is a for-profit entity formed on August 27, 2013 in Connecticut. PWCT is one of nine licensed dispensaries in Connecticut, operating in a 3,200 square foot retail location in South Windsor, CT. The Company received a Medical Marijuana Dispensary License from the State of Connecticut’s Department of Consumer Protection on April 10, 2014 and opened to licensed patients on August 1, 2014.

Highlights from the year ended December 31, 2017

2017 was a transformational year for Prime Wellness of Connecticut, as we evolved into one of the largest cannabis dispensaries in Connecticut. Sales grew to over $9M, as can be seen on the Statement of Operations and Comprehensive Income. Looking forward, management believes that we are well positioned to continue our rapid growth and market leadership, and are excited for all the opportunities the future holds.

1

Operational and Regulation Overview

Connecticut’s medical marijuana act was signed into law on June 1, 2012 and is overseen by the Connecticut Department of Consumer Protection (“DCP”) which also has authority to issue licenses. PWCT's operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in Connecticut. As at December 31, 2017, the Company had operations only in the state of Connecticut.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual financial statements of the Company as at and for the years ended December 31, 2017 and December 31, 2016. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	As at and for the year
	December 31,		Change
	2017	2016	$	%
Revenues, net	$9,302	$6,357	$2,945	46%

Cost of goods sold	(5,412)	(3,682)	(1,730)	(47)%
Gross profit	3,890	2,675	1,215	45%

Total operating expenses	(1,678)	(1,349)	(329)	(24)%
Total other income (loss), net	(44)	(70)	26	37%

Net income	$2,168	$1,256	$912	73%
Total assets	$2,753	$1,794	$959	53%
Long-term liabilities	$—	$—	$—	n/m
n/m - Not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

The Company derives its revenues from its retail dispensary business where cannabis and cannabis-infused products are sold to consumers.

Revenues for the year ended December 31, 2017 were $9,302, an increase of $2,945, or 46%, from the year ended December 31, 2016. The increase was driven by a significant increase in the number of registered patients in the state of Connecticut. Additionally, the Company is relatively new as 2015 was its first full year of operations. The increase in sales are reflective of the growing customer base of the Company.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

2

Cost of goods sold for the year ended December 31, 2017 was $5,412, an increase of $1,730, or 47%, from the year ended December 31 2016, primarily due to the increase in operations mentioned above. The gross profit margin for the years ended December 31, 2017 and 2016 was 42% and 42%, respectively.

Total operating expenses

Total operating expenses consist primarily of administrative costs, personnel costs including salaries, incentive compensation, and benefits, marketing and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses for the year ended December 31, 2017 was $1,678, an increase of $329, or 24%, compared to the year ended December 31, 2016. This was primarily driven by increased general and administrative expenses reflecting the increased volume of services required as the Company’s operations increased over the year, as well as increased compensation expense driven by an increase in headcount from the scaling up of operations.

Total other income (loss), net

Total other loss for the year ended December 31, 2017 was $44, an decrease of $26 when compared to a loss of $70 for the year ended December 31, 2016. The decrease is primarily driven by $25 lower interest expense.

Net income

Net income for the year ended December 31, 2017 was $2,168, an increase of $912 or 73%, compared to net income of $1,256 for the year ended December 31, 2016. The increase in net income was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, and for general corporate purposes. Our primary source of liquidity is funds generated through the normal course of business shown in our operating activities. Our ability to fund our operations or make planned capital expenditures depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the year ended
Change in Cash	December 31,		Change
	2017	2016	$	%
Net cash provided by operating activities	$2,246	$1,379	$867	63%
Net cash used in investing activities	(337)	(15)	(322)	(2,147)%
Net cash used in financing activities	(1,298)	(581)	(717)	(123)%
Change in cash	$611	$782	$(172)	(22)%

As at December 31, 2017, we had $1,532 of cash and $1,579 of working capital surplus (current assets minus current liabilities), compared with $921 of cash and $668 of working capital surplus as at December 31, 2016.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

3

Cash provided by operating activities

Net cash provided by operating activities was $2,246 for the year ended December 31, 2017, an increase of $867, or 63%, compared to $1,379 for the year ended December 31, 2016. The increase was primarily driven by the increased net income, partially offset by the higher usage of cash during the year ended December 31, 2017 due to timing of payments.

Cash used in investing activities

Net cash used in investing activities was $337 for the year ended December 31, 2017, an increase of $322, or 2,147%, compared to $15 for the year ended December 31, 2016.

The outflow of $337 for the year ended December 31, 2017 primarily consisted of $317 in related party note receivable issued. The major outflows for the year ended December 31, 2016 consisted of $15 of fixed asset purchases.

Cash used in financing activities

Net cash used in financing activities was $1,298 for the year ended December 31, 2017, an increase of $717, or 123%, compared to $581 for the year ended December 31, 2016.

The outflow of $1,298 for the year ended December 31, 2017 consisted of $998 in member distributions and $300 in repayment of a related party notes payable.

The outflow for the year ended December 31, 2016 represents $341 of member distributions and $240 in repayment of a related party notes payable.

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for its dispensary. The following represents the Company’s commitments in relation to its operating leases:

Period	Amount
Not later than one year	$27
Later than one year and not later than five years	97
Later than five years	—
Total	$124

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

The Company issued a commercial installment note with Community Administrative Services, LLC ("CAS"), which shares a common ownership interest with PWCT. This agreement was entered into in November 2017 with a maturity date of December 1, 2028.

4

As described in Note 10 of the annual audited financial statements, the Company received loans from a founding member during 2014 and 2015 in the form of promissory notes. $300 was outstanding as of December 31, 2016 and the balance was paid in full in 2017.

7.	PROPOSED TRANSACTIONS

Subsequent event

High Street Capital Partners, LLC acquired all ownership interests in Prime Wellness of Connecticut on September 13, 2018 for a total consideration of $10M in the form of cash, stock, and a note payable.

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated Useful Lives of Capital Assets, Net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

9.       CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES
New standards and interpretations issued but not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these financial statements:

5

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 Leases. The new standard will result in an increase in lease assets and liabilities for the leasee. Under the new standard, the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact of adoption.

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to risks from its use of financial instruments and periodically assesses the impact and likelihood of those risks. These risks include:

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at December 31, 2017 is the carrying amount of cash and related party note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is held by a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at December 31, 2017, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include components of members' equity as well as cash. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

6

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

11.	OUTSTANDING SHARE DATA

PWCT ownership is comprised of two classes of membership interests; 900,000 Class A shares and 100,000 Class B shares. Class A shares have voting rights while Class B shares are non-voting. There were no transfers of ownership or authorization or issuance of shares during the three and six months ended June 30, 2018 and June 30, 2017.

7

Schedule “N”

PRIME WELLNESS OF CONNECTICUT’S INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

PRIME WELLNESS OF CONNECTICUT, LLC

CONDENSED INTERIM FINANCIAL STATEMENTS

As of June 30, 2018 and December 31, 2017

For the Three and Six Months Ended June 30, 2018 and June 30, 2017

(Unaudited)

Page

Condensed Interim Financial Statements

Statements of Financial Position	3

Statements of Operations and Comprehensive Income	4

Statements of Members' Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 10

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in $000's USD, except unit data)	Note	June 30, 2018	December 31, 2017
ASSETS
Cash		$1,033	$1,532
Inventory		185	188
Other current assets		11	10
Total current assets		1,229	1,730

Capital assets, net	4	702	699
Related party note receivable	9	417	317
Other non-current assets		7	7
Total non-current assets		1,126	1,023

TOTAL ASSETS		$2,355	$2,753

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities		$144	$151
Total current liabilities		144	151

TOTAL LIABILITIES		$144	$151

Members Equity	6	2,211	2,602
TOTAL MEMBERS’ EQUITY		$2,211	$2,602

TOTAL LIABILITIES AND MEMBERS' EQUITY		$2,355	$2,753

 See accompanying notes to the condensed interim financial statements

3

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

		Three months ended		Six months ended
(Expressed in $000's USD, except unit data)	Note	June 30,		June 30,
		2018	2017	2018	2017

Revenues, net		$2,748	$2,290	$5,340	$4,392
Less: cost of goods sold		(1,630)	(1,304)	(3,197)	(2,536)
Gross Profit		1,118	986	2,143	1,856

OPERATING EXPENSES
General and administrative	5	155	118	263	211
Compensation expense		374	335	607	599
Marketing		1	2	1	6
Depreciation expense	4	20	20	40	39
Total operating expenses		550	475	911	855

Income from operations		$568	$510	$1,232	$1,001

Other expenses		—	(11)	—	(22)
Total other expenses		—	(11)	—	(22)

Net income before income taxes		$568	499	$1,232	$979

Income taxes		100	—	100	—

Net income and comprehensive income		$468	$499	$1,132	$979

 See accompanying notes to the condensed interim financial statements

4

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF MEMBERS' EQUITY

(Unaudited)

(Expressed in $000's USD, except unit data)	Membership	Contributed	Retained Earnings	Total Members'
	Units	Capital	(Accumulated Deficit)	Equity
December 31, 2016	1,000,000	$2,200	$(768)	$1,432
Member distributions	—	—	(990)	(990)
Net income and comprehensive income	—	—	979	979
Balance at June 30, 2017	1,000,000	2,200	(779)	1,421

December 31, 2017	1,000,000	2,200	402	2,602
Member distributions	—	—	(1,523)	(1,523)
Net income and comprehensive income	—	—	1,132	1,132
Balance at June 30, 2018	1,000,000	$2,200	$11	$2,211

 See accompanying notes to the condensed interim financial statements

5

PRIME WELLNESS OF CONNECTICUT, LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended
(Expressed in $000's USD, except unit data)	June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income and comprehensive income	$1,132	$979

Items not affecting cash
Depreciation	40	39
Increase (decrease) in non-cash working capital items:
Inventory	3	(109)
Other current assets	(1)	(1)
Accounts payable and accrued liabilities	(7)	68
Net cash provided by operating activities	$1,167	$976

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(43)	(18)
Related party note receivable	(100)	(9)
Net cash used in investing activities	$(143)	$(27)

CASH FLOWS FROM FINANCING ACTIVITIES:
Member distributions	(1,523)	(990)
Net cash used in financing activities	$(1,523)	$(990)

NET INCREASE / (DECREASE) IN CASH	(499)	(41)
CASH - Beginning of year	1,532	921
CASH - End of year	$1,033	$880

 See accompanying notes to the condensed interim financial statements

6

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in $000's, unless otherwise stated)
 (Unaudited)

1.	NATURE OF OPERATIONS

Prime Wellness of Connecticut, LLC (“PWCT” or the "Company") is a for-profit entity formed in Connecticut on August 27, 2013. PWCT is a licensed medical marijuana dispensary in Connecticut, operating in a retail location in South Windsor, Connecticut.

2.	BASIS OF PREPARATION

Statement of compliance

The accompanying condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim financial statements for the three and six months ending June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements at December 31, 2017. These condensed interim consolidated financial statements were approved and authorized for issue by management on November 2, 2018.

Basis of measurement

These condensed interim financial statements have been prepared on an historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for goods and services generally based upon the fair value at the time of the transaction of the consideration given in the exchange for the asset. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

The condensed interim financial statements and the accompanying notes are expressed in U.S. Dollars, which is the Company’s functional currency.

Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements as at December 31, 2017 have been applied consistently in the preparation of these condensed interim consolidated financial statements.

Estimates and critical judgements by management

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

7

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in $000's, unless otherwise stated)

(Unaudited)

Estimated Useful Lives of Capital Assets, Net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

4.	CAPITAL ASSETS, net

At June 30, 2018 and December 31, 2017, capital assets consist of:

	June 30, 2018	December 31, 2017
Furniture, fixtures and equipment	$204	$190
Leasehold improvements	783	754
Total Capital Assets	987	944

Less: Accumulated Depreciation	(285)	(245)

Capital Assets, Net	$702	$699

A reconciliation of the beginning and ending balances of capital assets is as follows:

	Capital Assets, Gross	Accumulated Depreciation	Capital Assets, Net
As of December 31, 2016	924	(167)	757
Additions	20	—	20
Depreciation	—	(78)	(78)
As of December 31, 2017	944	(245)	699
Additions	43	—	43
Depreciation	—	(40)	(40)
As of June 30, 2018	987	(285)	702

8

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in $000's, unless otherwise stated)

(Unaudited)

5.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of June 30, 2018 and 2017 consist of the following:

	Six months ended June 30,
	2018	2017
Utilities expense	$68	$64
Bank charges	63	53
License and permit fees	63	44
Professional fees	34	26
Office expenses	13	10
Insurance expense	14	4
Miscellaneous operating expenses	8	10
Total general and administrative expenses	$263	211

6.	MEMBERS' EQUITY

PWCT ownership is comprised of two classes of membership interests; 900,000 Class A shares and 100,000 Class B shares. Class A shares have voting rights while Class B shares are non-voting. There were no transfers of ownership or authorization or issuance of shares during the three and six months ended June 30, 2018 and June 30, 2017.

7.	COMMITMENTS

The Company occupies leased space under a five-year lease which began on August 1, 2017 and is due to expire on July 31, 2022.

Minimum lease rentals are as follows:

Years ended December 31,	Amount
2018	14
2019	27
2020	27
2021	27
2022	16
Total	$111

8.	RISK MANAGEMENT

The Company has exposure to risks from its use of financial instruments and periodically assesses the impact and likelihood of those risks. These risks include:

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

9

PRIME WELLNESS OF CONNECTICUT, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in $000's, unless otherwise stated)

(Unaudited)

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at June 30, 2018 is the carrying amount of cash and related party note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is held by a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at June 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at June 30, 2018, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include components of members' equity as well as cash. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the period ended June 30, 2018.

9.	RELATED PARTY TRANSACTIONS

The Company issued a commercial installment note with Community Administrative Services, LLC ("CAS"), which shares a common ownership interest with PWCT. This agreement was entered into in November 2017 with a maturity date of December 1, 2028.

10.	SUBSEQUENT EVENTS

High Street Capital Partners, LLC acquired all ownership interests in Prime Wellness of Connecticut on September 13, 2018 for a total consideration of $10,000 in the form of cash, stock, and a note payable.

10

Schedule “O”

PRIME WELLNESS OF CONNECTICUT’S MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Prime Wellness of Connecticut, LLC (the “Company”, “we”, “our”, “us” or “PWCT”) is for the three and six months ended June 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

PWCT is a for-profit entity formed on August 27, 2013 in Connecticut. PWCT is one of nine licensed dispensaries in Connecticut, operating in a 3,200 square foot retail location in South Windsor, CT. The Company received a Medical Marijuana Dispensary License from the State of Connecticut’s Department of Consumer Protection on April 10, 2014 and opened to licensed patients on August 1, 2014.

Highlights from the three and six months ended June 30, 2018

2018 is on pace to be a record year for Prime Wellness of Connecticut. Sales grew to over approximately $5.3M through the first six months, an increased of approximately $1M from the same period in 2017. These numbers can be seen on the Statement of Operations and Comprehensive Income.

1

Looking forward, management believes that we are well positioned to continue our rapid growth and market leadership, and are excited for all the opportunities the future holds.

Operational and Regulation Overview

Connecticut’s medical marijuana act was signed into law on June 1, 2012 and is overseen by the Connecticut Department of Consumer Protection (“DCP”) which also has authority to issue licenses. PWCT's operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in Connecticut. As at December 31, 2017, the Company had operations only in the state of Connecticut.

3. SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods condensed interim financial statements of the Company for the three and six months ended June 30, 2018 and 2017 and as at June 30, 2018 and December 31, 2017. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	Three months ended				Six months ended
	June 30,		Change		June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenues, net	$2,748	$2,290	$458	20%	$5,340	$4,392	$948	22%
Cost of goods sold	(1,630)	(1,304)	(326)	(25)	(3,197)	(2,536)	(661)	(26)
Gross profit	1,118	986	132	13	2,143	1,856	287	15
Total operating expenses	(550)	(475)	(75)	(16)	(911)	(855)	(56)	(7)
Total other expenses	—	(11)	11	n/m	—	(22)	22	n/m
Income tax expense	(100)	—	(100)	n/m	(100)	—	(100)	n/m
Net income	$468	$499	$(31)	(6)%	$1,132	$979	$153	16%

			Change
	June 30,	December
	2018	31, 2017	$	%
Total assets	$2,355	$2,753	$(398)	(14)%
n/m - Not meaningful

Results of operations for the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017

Revenues

The Company derives its revenues from its retail dispensary business where cannabis and cannabis-infused products are sold to consumers.

Revenues increased $458, or 20%, to $2,748 and $948, or 22%, to $5,340 in the three and six months ended June 30, 2018, respectively. The increase was driven by continued growth in the number of registered patients in the state of Connecticut and specifically those registered to PWCT.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

2

Cost of goods sold increased $326, or 25%, to $1,630 and $661, or 26%, to $3,197 in the three and six months ended June 30, 2018, respectively, primarily due to the increase in operations mentioned above. The gross profit margin was 41% and 43% for the three months ended June 30, 2018 and 2017, respectively, and 40% and 42% for the six months ended June 30, 2018 and 2017, respectively.

Total operating expenses

Total operating expenses consist primarily of administrative costs, personnel costs including salaries, incentive compensation, and benefits, marketing and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses increased $75, or 16%, to $550 and $56, or 7%, to $911 in the three and six months ended June 30, 2018, respectively. This was primarily driven by increased general and administrative expenses reflecting the increased volume of services required as the Company’s operations increased over the year.

Total other expenses

Total other expenses were nil in the three and six months ended June 30, 2018, compared to $11 and $22 in the three and six months ended June 30, 2017. These amounts represented interest payments made by PWCT. The loan was paid off in full in 2017.

Net income

Net income decreased $31, or 6%, to $468 and increased $153, or 16%, to $1,132 in the three and six months ended June 30, 2018, respectively. The changes in net income were driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, and for general corporate purposes. Our primary source of liquidity is funds generated through the normal course of business shown in our operating activities. Our ability to fund our operations or make planned capital expenditures depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the six months
Change in Cash	ended June 30,		Change
	2018	2017	$	%
Net cash provided by operating activities	$1,167	$976	$191	20%
Net cash used in investing activities	(143)	(27)	(116)	(430)%
Net cash used in financing activities	(1,523)	(990)	(533)	(54)%
Change in cash	$(499)	$(42)	$(458)	(1,090)%

As at June 30, 2018, we had $1,033 of cash and $1,085 of working capital surplus (current assets minus current liabilities), compared with $880 of cash and $677 of working capital surplus as at June 30, 2017.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

3

Cash provided by operating activities

Net cash provided by operating activities was $1,167 for the six months ended June 30, 2018, an increase of $191, or 20%, compared to $976 for the six months ended June 30, 2017. The increase was primarily driven by the increased net income and the lower usage of cash during the year ended December 31, 2017 due to timing of payments.

Cash used in investing activities

Net cash used in investing activities was $143 for the six months ended June 30, 2018, an increase of $116, or 430%, compared to $27 for the six months ended June 30, 2017.

The outflow of $143 for the year ended December 31, 2017 consisted of $100 in related party note receivable issued and $43 in fixed asset purchases. The outflow of $27 for the year ended December 31, 2016 consisted of $9 in related party note receivable issued and $18 of fixed asset purchases.

Cash used in financing activities

Net cash used in financing activities was $1,523 for the year ended December 31, 2017, an increase of $533, or 54%, compared to $990 for the year ended December 31, 2016.

The outflow of $1,523 and $990 for the year ended December 31, 2017 and 2016, respectively, represented member distributions made.

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for its dispensary. The following represents the Company’s commitments in relation to its operating leases

Period	Amount
Not later than one year	$14
Later than one year and not later than five years	97
Later than five years	—
Total	$111

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6. TRANSACTIONS WITH RELATED PARTIES

The Company issued a commercial installment note with Community Administrative Services, LLC ("CAS"), which shares a common ownership interest with PWCT. This agreement was entered into in November 2017 with a maturity date of December 1, 2028.

7.	PROPOSED TRANSACTIONS

Subsequent event

High Street Capital Partners, LLC acquired all ownership interests in Prime Wellness of Connecticut on September 13, 2018 for a total consideration of $10M in the form of cash, stock, and a note payable.

4

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to apply judgment and make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses.

Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations with regards to future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Estimated Useful Lives of Capital Assets, Net

The Company estimates the useful lives of capital assets based on the period over which the assets are expected to be available for use. The estimated useful lives of capital assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of capital assets are based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the capital assets would increase the recorded expenses and decrease the non-current assets.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

9.	CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

There have been no changes in, or adoption of, accounting principles since our annual audited financial statements. Refer therein for details.

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to risks from its use of financial instruments and periodically assesses the impact and likelihood of those risks. These risks include:

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at June 30, 2018 is the carrying amount of cash and related party note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is held by a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

5

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at June 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at June 30, 2018, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include components of members' equity as well as cash. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the period ended June 30, 2018.

11.	OUTSTANDING SHARE DATA

PWCT ownership is comprised of two classes of membership interests; 900,000 Class A shares and 100,000 Class B shares. Class A shares have voting rights while Class B shares are non-voting. There were no transfers of ownership or authorization or issuance of shares during the three and six months ended June 30, 2018 and June 30, 2017.

6

Schedule “P”

THE WELLNESS & PAIN MANAGEMENT CONNECTION’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016
(Expressed in US Dollars, unless otherwise stated)

Page

Independent Auditors' Report	3

Financial Statements

Statements of Financial Position	4

Statements of Operations and Comprehensive Income	5

Statements of Members' Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 12

INDEPENDENT AUDITORS' REPORT

To the Members of

The Wellness & Pain Management Connection, LLC

We have audited the accompanying financial statements of The Wellness & Pain Management Connection, LLC, which comprise the statements of financial position as at December 31, 2017 and 2016 and the statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of The Wellness & Pain Management Connection, LLC as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

November 2, 2018

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

(Expressed in U.S. dollars)	Note	December 31, 2017	December 31, 2016
ASSETS
Cash		$161,402	$134,467
Note receivable from related party, current portion	8	625,755	589,149
Other current assets		103,314	—
Total current assets		890,471	723,616

Note receivable from related party	8	444,781	1,112,180
Total non-current assets		444,781	1,112,180

TOTAL ASSETS		$1,335,252	$1,835,796

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities	6	$50,878	$500,115
TOTAL LIABILITIES		50,878	500,115

Members' equity	7	4,800,007	4,800,007
Retained loss		(3,515,633)	(3,464,326)
TOTAL MEMBERS’ EQUITY		1,284,374	1,335,681

TOTAL LIABILITIES AND MEMBERS' EQUITY		$1,335,252	$1,835,796

 See accompanying notes to financial statements

4

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		December 31,	December31,
(U.S. dollars, except unit data)	Note	2017	2016

Revenues, net		$1,987,803	$4,178,581
Less: cost of goods sold		(429,410)	—
Gross profit		1,558,393	4,178,581

OPERATING EXPENSES
General and administrative	5	791,074	610,597
Total operating expenses		791,074	610,597

Income from operations		767,319	3,567,984

Other income		115,384	162,400
Total other income		115,384	162,400

Net income and comprehensive income		$882,703	$3,730,384

See accompanying notes to financial statements

5

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(U.S. dollars, except unit data)	Membership Units	Members' Equity	Retained Loss	Total Members' Equity
December 31, 2015	6,000,000	$4,800,007	$(2,626,495)	$2,173,512
Distributions, net	—	—	(4,568,215)	(4,568,215)
Net income and comprehensive income	—	—	3,730,384	3,730,384
December 31, 2016	6,000,000	4,800,007	(3,464,326)	1,335,681
Distributions, net	—	—	(934,010)	(934,010)
Net income and comprehensive income	—	—	882,703	882,703
December 31, 2017	6,000,000	$4,800,007	$(3,515,633)	$1,284,374

 See accompanying notes to financial statements

6

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31,	December 31,
(expressed in U.S. dollars)	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income and comprehensive income	$882,703	$3,730,384

Changes in non-cash working capital items:
Interest receivable from related party	13,890	(9,807)
Other current assets	(103,314)	—
Accounts payable and accrued liabilities	(449,237)	500,114
Net cash provided by operating activities	$344,042	$4,220,691

CASH FLOWS FROM INVESTING ACTIVITIES:
Notes issued to related party	616,903	478,798
Net cash provided by investing activities	$616,903	$478,798

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital distributions, net	(934,010)	(4,568,215)
Net cash used in financing activities	$(934,010)	$(4,568,215)

NET INCREASE IN CASH	26,935	131,274
CASH - Beginning of year	134,467	3,193
CASH - End of year	$161,402	$134,467

 See accompanying notes to financial statements

7

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

The Wellness & Pain Management Connection, LLC (“WPMC” or the "Company") is a for-profit entity formed on August 3, 2011 in the State of Delaware that provides financing and consulting services through a consulting agreement with Northeast Patient Group doing business as Wellness Connection of Maine (“WCM”). WCM is a non-profit entity formed on November 15, 2010 in the State of Maine that holds four dispensary licenses from the Maine Department of Health and Human Services.

2.	BASIS OF PREPARATION

Statement of compliance

The policies applied in these financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”), effective for the Company's reporting for the year ended December 31, 2017. These financial statements were approved and authorized for issue by management on November 2, 2018.

Basis of measurement

These financial statements have been prepared on an historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these annual financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

The financial statements and the accompanying notes are expressed in U.S. Dollars, which is the Company’s functional currency.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash

The cash balance is comprised of solely of cash on hand as at December 31, 2017 and 2016.

Financial instruments

The Company early-adopted IFRS 9, which replaced IAS 39 “Financial Instruments: Recognition and Measurement”. The revised guidance changed the classification and measurement of financial assets and liabilities. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. It contains three primary measurement categories for financial assets: measured at amortized cost, fair value through profit and loss (“FVTPL”), and fair value through other comprehensive income (“FVTOCI”).

As the Company's only financial instruments are in the form of cash, a related party loan receivable and its corresponding interest, the financial assets held by the Company are measured at amortized cost.

The Company accounting policy in respect to its financial instruments is as follows:

(i)       Financial assets - are classified and measured at FVTPL unless they meet the following criteria for amortized cost:

• The Company plans to hold the financial assets in order to collect contractual cash flows; and

• Payments received on the financial assets are solely payments of principal and interest on the principal amount outstanding.

8

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise stated)

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

• Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2 inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

• Level 3 inputs for assets or liabilities not based upon observable market data
The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash	Amortized Cost
Notes from related party	Amortized Cost

Revenue

Management fee revenue is recognized at the fair value of consideration received or receivable. The Company's revenue is derived from a consulting agreement made with WCM in which WPMC receives consideration for certain services provided as defined in the consulting agreement executed on August 3, 2011.

Revenue is recognized at the fair value of consideration received or receivable. Revenue is recognized when the following conditions have been satisfied: persuasive evidence of an arrangement exists, services are rendered, the price is fixed or determinable, and collectibilty is reasonably assured.

Additionally, the Company elected to early adopt IFRS 15 Revenue from Contracts with Customers. IFRS 15 supersedes the existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRS guidance. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

As described above, the Company's only source of revenue is through a management and consulting agreement with WCM. The early adoption of IFRS 15 did not affect the Company’s statement of financial position or cash flows from operating, investing, or financing activities. Furthermore, the impact on timing of revenue recognition was not material as the treatment of revenue for services rendered is consistent under IFRS 15 and IAS 18.

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

9

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise stated)

Critical accounting estimates and judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The estimates and judgements that were used in the preparation of these financial statements include revenue recognition, the collectibility of the loan receivable, and assessing the Company's ability to continue as a going concern.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

New standards and interpretations issued but not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these financial statements:

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 Leases. The new standard will result in an increase in lease assets and liabilities for the leasee.

Under the new standard, the treatment of all lease expense is aligned in the Statement of Operations with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. Based on current operations, the Company does not expect this standard to have significant impact on our financial statements.

4.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions.

Additionally, the Company currently receives all of its revenue based upon a management and consulting agreement with WCM. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at December 31, 2017 is the carrying amount of cash and promissory note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

10

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at December 31, 2017, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate.

Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

5.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2017 and 2016 consist of the following:

	2017	2016
Board of directors fees	$110,000	$28,300
Professional fees	597,351	310,596
Cultivation consulting expense	—	198,000
Other operating expenses	83,723	73,701
Total general and administrative expenses	$791,074	$610,597

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities for the years ended December 31, 2017 and 2016 consist of the following:

	2017	2016
Accrued consulting fees	$41,878	$—
Tax distributions payable	—	428,977
Other accrued liabilities	9,000	71,138
Total accounts payable and accrued liabilities	$50,878	$500,115

11

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise stated)

7.	MEMBERS' EQUITY

WPMC ownership is comprised of two classes of membership interests; 2,400,000 Class A shares and 3,600,000 Class B shares.

Company distributions have repaid Class B shareholders their invested capital and preferred return and met the Class A shareholder target distribution. Consequently, all ongoing distributions are paid to investors in pro-rata fashion, reflecting their ownership interests, irrespective of whether they are comprised of Class A or Class B shares.

During the years ended December 31, 2017 and 2016, there were no additional shares issued or authorized.

8.	RELATED PARTY TRANSACTIONS

As described in Note 1, WPMC renders consulting services and assistance to WCM pursuant to agreements between the Company and WCM and in compliance with the laws, rules and regulations of the State of Maine, as was approved by the State of Maine Department of Health and Human Services ("DHHS"). WPMC has a common ownership interest with WCM.

WPMC has issued several loans to WCM over the course of the agreement as part of this assistance. These loans, in aggregate, total $4,050,000 in principal at an interest rate of 8.5% and are due as of August 15, 2019. No loans have been issued since 2012. The balance of the loans due from WCM is $625,755 in the year of 2018 with the remainder of the balance, $444,781, due in 2019.

Additionally, as part of the terms and conditions of the agreement, WCM makes royalty payments to WPMC based on a percentage of net sales of products. WPMC then remits a portion of these royalty payments to CanWell, an investor in WPMC, in exchange for consulting services related to botanical processing.

All parties can opt out of the arrangement subject to the terms of the consulting agreement.

9.	SUBSEQUENT EVENTS

In July 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, increased its ownership interest in The Wellness & Pain Management Connection, LLC, to a controlling interest after a $19.4 million all-in consideration.

12

Schedule “Q”

THE WELLNESS & PAIN MANAGEMENT CONNECTION’S MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of The Wellness & Pain Management Connection, LLC (the “Company”, “we”, “our”, “us” or “WPMC”) is for the years ended December 31, 2017 and 2016. It is supplemental to, and should be read in conjunction with, the Company’s audited financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements are provided and made as of the date of this MD&A and the Company has no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

WPMC is a for-profit entity formed on August 3, 2011 in the State of Delaware that provides financing and consulting services through a consulting agreement with Northeast Patient Group doing business as Wellness Connection of Maine (“WCM”). WCM is a non-profit entity formed on November 15, 2010 in the State of Maine that holds four dispensary licenses from the Maine Department of Health and Human Services and began operating medicinal dispensary operations in Bath, Brewer, Gardiner and Portland, Maine in 2011. WCM also operates a 40,000 square foot marijuana cultivation / processor facility in Auburn, Maine.

Highlights from the year ended December 31, 2017

2017 was a busy year for Maine from a regulatory perspective. While medical marijuana has been legal in some fashion since 1999, the state has been making efforts to legalize recreational use as well. Voters in Maine approved of legalization at the ballot box in November 2016. However, in November 2017, Gov. Paul LePage vetoed a bill that would have allowed for recreational use. This veto was overturned by the State House several months later.

1

Therefore, while the future of recreational use in Maine remains in question, the medical use business has continued to flourish with over $14M in sales at WCM for the year ended December 31, 2017.

Operational and Regulation Overview

Maine has allowed prescribing and limited possession of medical marijuana since 1999, but the law lacked any distribution mechanism. On November 3, 2009 a referendum approved medical-grade marijuana to be dispensed by licensed dispensaries to persons with one of 17 debilitating and chronic medical conditions including HIV/AIDS, Crohn’s disease, cancer and PTSD. WPMC provides management and operational services to WCM, a non-profit entity holding four dispensary certificates of registration and one cultivation and processing certificate of registration.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual financial statements of the Company as at and for the years ended December 31, 2017 and December 31, 2016. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	As at and for the year ended
	December 31,		Change
	2017	2016	$	%
Revenues, net	$1,987,803	$4,178,581	$(2,190,778)	(52)%
Cost of goods sold	(429,410)	—	(429,410)	n/m
Gross profit	1,558,393	4,178,581	(2,620,188)	(63)%
Total operating expenses	(791,074)	(610,597)	(180,477)	30%
Total other income, net	115,384	162,400	(47,016)	(29)%
Net income	$882,703	$3,730,384	$(2,847,681)	(76)%
Total assets	$1,335,252	$1,835,796	$(500,544)	(27)%
n/m - Not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

The Company derives its revenues through a management and consulting agreement with a retail dispensary and cultivation business where cannabis and cannabis-infused products are sold to consumers.

Revenues for the year ended December 31, 2017 were $1,987,803, a decrease of $2,190,778, or 52%, from the year ended December 31, 2016. The decrease was driven by decreased sales at the non-profit entity, WCM, and the continued build out of the cultivation facility mentioned in Section 2.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold for the year ended December 31, 2017 was $429,410, compared to nil for the year ended December 31 2016, due to a consulting agreement entered into that is directly attributable to the sale of edible-related products sold at the non-profit. The gross profit margin for the years ended December 31, 2017 and 2016 was 78% and 100%, respectively.

2

Total operating expenses

Total operating expenses consist primarily of costs incurred at our corporate offices and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses for the year ended December 31, 2017 was $791,074, an increase of $180,477, or 30%, compared to the year ended December 31, 2016. This was driven by increased general and administrative expenses, especially in professional fees, reflecting the increased complexity of services required by the Company.

Total other income, net

Total other income for the year ended December 31, 2017 was $115,384, a decrease of $47,016, or 29%, compared to the year ended December 31, 2016. The decrease is driven by lower interest payments made on an outstanding loan receivable WPMC entered into with WCM. The Company predicts this amount will continue to decrease until the loan is paid off in its entirety in 2019.

Net income

Net income for the year ended December 31, 2017 was $882,703, a decrease of $2,847,681 or 76%, compared to net income of $3,730,384 for the year ended December 31, 2016. The decrease in net income was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business and for general corporate purposes. Our primary source of liquidity is funds generated through the normal course of business shown in our operating activities. Our ability to fund our operations or make planned capital expenditures depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the year ended
Change in Cash	December 31,		Change
	2017	2016	$	%
Net cash provided by operating activities	$344,042	$4,220,691	$(3,876,649)	(92)%
Net cash provided by investing activities	616,903	478,798	138,105	29%
Net cash used in financing activities	(934,010)	(4,568,215)	3,634,205	(80)%
Change in cash	$26,935	$131,274	$(104,339)	(79)%

As at December 31, 2017, we had $161,402 of cash and $839,593 of working capital surplus (current assets minus current liabilities), compared with $134,467 of cash and $223,501 of working capital surplus as at December 31, 2016.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash provided by operating activities

Net cash provided by operating activities was $344,042 for the year ended December 31, 2017, a decrease of $3,876,649, or 92%, compared to $4,220,691 for the year ended December 31, 2016. The decrease was primarily driven by the decreased net income and the higher usage of cash during the year ended December 31, 2017 due to timing of payments.

Cash provided by investing activities

Net cash provided by investing activities was $616,903 for the year ended December 31, 2017, an increase of $138,105, or 29%, compared to $478,798 for the year ended December 31, 2016.

3

The inflows of $616,903 and $478,798 for the years ended December 31, 2017 and 2016 consisted of repayments received from the note receivable issued to the non-profit entity, WCM.

Cash used in financing activities

Net cash used in financing activities was $934,010 for the year ended December 31, 2017, a decrease of $3,634,205, or 80%, compared to $4,568,215 for the year ended December 31, 2016.

The outflows for both years represent capital distributions to the various members of the Company. Due to the decreased net income in 2017, less capital distributions were made to the members for the year ended December 31, 2017.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

WPMC renders consulting services and assistance to WCM pursuant to agreements between the Company and WCM and in compliance with the laws, rules and regulations of the State of Maine, as was approved by the State of Maine Department of Health and Human Services (“DHHS”). WPMC has a common ownership interest with WCM and has issued several loans over the course of the agreement as part of this assistance. No loans have been issued since 2012. Refer to Note 8 in the annual audited financial statements for further details on these loans.

Additionally, as part of the terms and conditions of the agreement, WCM makes royalty payments to WPMC based on a percentage of net sales of products. WPMC then remits a portion of these royalty payments to CanWell, an investor in WPMC, in exchange for consulting services related to botanical processing.

All parties can opt out of the arrangement subject to the terms of the consulting agreement.

7.	PROPOSED TRANSACTIONS

In 2018, High Street Capital Partners, LLC (“HSCP”), a US-based actively managed cannabis corporation, increased its ownership interest in The Wellness & Pain Management Connection, LLC, to a controlling interest after a $19.4M all-in consideration.

8.       CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The estimates and judgements that were used in the preparation of these financial statements include revenue recognition, the collectibility of the loan receivable, and assessing the Company's ability to continue as a going concern.

9.       CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

New standards and interpretations issued but not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these financial statements:

4

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 Leases. The new standard will result in an increase in lease assets and liabilities for the leasee. Under the new standard, the treatment of all lease expense is aligned in the Statement of Operations with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. Based on current operations, the Company does not expect this standard to have significant impact on our financial statements.
10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. Additionally, the Company currently receives all of its revenue based upon a management and consulting agreement with WCM. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at December 31, 2017 is the carrying amount of cash and promissory note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at December 31, 2017, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

5

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

11.	OUTSTANDING SHARE DATA

WPMC ownership is comprised of two classes of membership interests; 2,400,000 Class A shares and 3,600,000 Class B shares.

Company distributions have repaid Class B shareholders their invested capital and preferred return and met the Class A shareholder target distribution. Consequently, all ongoing distributions are paid to investors in pro-rata fashion, reflecting their ownership interests, irrespective of whether they are comprised of Class A or Class B shares.

During the years ended December 31, 2017 and 2016, there were no additional shares issued or authorized.

6

Schedule “R”

THE WELLNESS & PAIN MANAGEMENT CONNECTION’S INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in US Dollars, unless otherwise stated)
(Unaudited)

Page

Condensed Interim Financial Statements

Statements of Financial Position	3

Statements of Operations and Comprehensive Income	4

Statements of Members' Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 9

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(Unaudited)

		June 30,	December 31,
(Expressed in U.S. dollars)	Note	2018	2017

ASSETS
Cash		$5,024	$161,402
Note receivable from related party, current portion	7	648,604	625,755
Other current assets		—	103,314
Total current assets		653,628	890,471

Note receivable from related party	7	113,554	444,781
Total non-current assets		113,554	444,781

TOTAL ASSETS		767,182	1,335,252

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities	5	8,783	50,878
TOTAL LIABILITIES		8,783	50,878

Contributed capital	6	4,800,007	4,800,007
Accumulated deficit		(4,041,608)	(3,515,633)
TOTAL MEMBERS' EQUITY		758,399	1,284,374

TOTAL LIABILITIES AND MEMBERS' EQUITY		$767,182	$1,335,252

 See accompanying notes to the condensed interim financial statements

3

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

		Three months ended		Six months ended
(U.S. dollars, except unit data)	Note	June 30,		June 30,
		2018	2017	2018	2017

Revenues, net		$40,000	$451,185	$140,000	$1,210,806
Less: Sub-consulting fee		(26,667)	(84,537)	(70,133)	(124,811)
Gross profit		13,333	366,648	69,867	1,085,995

OPERATING EXPENSES
General and administrative	4	82,844	246,009	250,596	424,156
Total operating expenses		82,844	246,009	250,596	424,156

Income (loss) from operations		$(69,511)	$120,639	$(180,729)	$661,839

Other income		18,569	31,190	35,993	58,559
Total other income		18,569	31,190	35,993	58,559

Net income (loss) and comprehensive income (loss)		$(50,942)	$151,829	$(144,736)	$720,398

 See accompanying notes to the condensed interim financial statements

4

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

(US dollars, except unit data)	Membership Units	Contributed Capital	Accumulated Deficit	Total Members' Equity
December 31, 2016	6,000,000	$4,800,007	$(3,464,326)	$1,335,681
Distributions, net	—	—	(656,467)	(656,467)
Net income and comprehensive income	—	—	720,398	720,398
June 30, 2017	6,000,000	4,800,007	(3,400,395)	1,399,612

December 31, 2017	6,000,000	$4,800,007	$(3,515,633)	$1,284,374
Distributions, net	—	—	(381,239)	(381,239)
Net loss and comprehensive loss	—	—	(144,736)	(144,736)
June 30, 2018	6,000,000	$4,800,007	$(4,041,608)	$758,399

 See accompanying notes to the condensed interim financial statements

5

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

(expressed in U.S. dollars)	June 30, 2018	June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income and comprehensive income	$(144,736)	$720,398

Changes in non-cash working capital items:
Other current assets	107,288	17,864
Accounts payable and accrued liabilities	(42,095)	(479,115)
Net cash provided by (used in) operating activities	$(79,543)	$259,147

CASH FLOWS FROM INVESTING ACTIVITIES:
Notes issued to related party	304,403	325,377
Net cash provided by investing activities	$304,403	$325,377

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital distributions, net	(381,238)	(656,467)
Net cash used in financing activities	$(381,238)	$(656,467)

NET DECREASE IN CASH	(156,378)	(71,943)
CASH - Beginning of year	161,402	134,467
CASH - End of year	$5,024	$62,524

 See accompanying notes to the condensed interim financial statements

6

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated) (Unaudited)

1.	NATURE OF OPERATIONS

The Wellness & Pain Management Connection, LLC (“WPMC” or the "Company") is a for-profit entity formed on August 3, 2011 in the State of Delaware that provides financing and consulting services through a consulting agreement with Northeast Patient Group doing business as Wellness Connection of Maine (“WCM”). WCM is a non-profit entity formed on November 15, 2010 in the State of Maine that holds four of the eight dispensary licenses from the Maine Department of Health and Human Services.

2.	BASIS OF PREPARATION

Statement of compliance

The policies applied in these condensed interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”), effective for the Company's interim reporting period ended June 30, 2018.

These condensed interim financial statements for the three and six months ending June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements at December 31, 2017. These condensed interim consolidated financial statements were approved and authorized for issue by management on November 2, 2018.

Basis of measurement

These condensed interim financial statements have been prepared on an historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting.

Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements as at December 31, 2017 have been applied consistently in the preparation of these condensed interim consolidated financial statements.

Basis of financial statements

The condensed interim financial statements and the accompanying notes are expressed in U.S. Dollars, which is the Company’s functional currency.

3.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions.

Additionally, the Company currently receives all of its revenue based upon a management and consulting agreement with WCM. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

7

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)

(Unaudited)

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at June 30, 2018 is the carrying amount of cash and promissory note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at June 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at June 30, 2018, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate.

Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the period ended June 30, 2018.

4.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the periods ended June 30, 2018 and 2017 consist of the following:

	June 30, 2018	June 30, 2017
Board of directors fees	$46,200	$74,300
Professional fees	154,851	193,839
Other operating expenses	49,545	156,017
Total general and administrative expenses	$250,596	$424,156

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

8

THE WELLNESS & PAIN MANAGEMENT CONNECTION, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)
 (Unaudited)

	June 30, 2018	December 31, 2017
Accounts payable	$8,783	$—
Accrued consulting fees	—	41,878
Other accrued liabilities	—	9,000
Total accounts payable and accrued liabilities	$8,783	$50,878

6.	MEMBERS' EQUITY

WPMC ownership is comprised of two classes of membership interests; 2,400,000 Class A shares and 3,600,000 Class B shares. Class B shareholders have a preferential right to 120% of their invested capital and thereafter receive only 20% of subsequent distributions until Class A shareholders have received $1,560,000 in total distributions. Thereafter, ongoing distributions are made in accordance with each member’s percentage share of aggregate WPMC ownership interests.

Company distributions have repaid Class B shareholders their invested capital and preferred return and met the Class A shareholder target distribution. Consequently, all ongoing distributions are paid to investors in pro-rata fashion, reflecting their ownership interests, irrespective of whether they are comprised of Class A or Class B shares.

During the periods ended June 30, 2018 and 2017, there were no additional shares issued or authorized. During May 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, increased its ownership interest in The Wellness & Pain Management Connection, LLC, to a controlling interest after a $19.4 million all-in consideration.

7.	RELATED PARTY TRANSACTIONS

As described in Note 1, WPMC renders consulting services and assistance to WCM pursuant to agreements between the Company and WCM and in compliance with the laws, rules and regulations of the State of Maine, as was approved by the State of Maine Department of Health and Human Services ("DHHS"). WPMC has a common ownership interest with WCM.

WPMC has issued several loans to WCM over the course of the agreement as part of this assistance. These loans, in aggregate, total $4,050,000 in principal at an interest rate of 8.5% and are due as of August 15, 2019. No loans have been issued since 2012. The balance of the loans due from WCM is $648,604 in the remainder of 2018 with an additional amount of $113,554, due in 2019.

Additionally, as part of the terms and conditions of the agreement, WCM makes royalty payments to WPMC based on a percentage of net sales of products. Either party can opt out of the arrangement subject to the terms of the consulting agreement.

9

Schedule “S”

THE WELLNESS & PAIN MANAGEMENT CONNECTION’S MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of The Wellness & Pain Management Connection, LLC (the “Company”, “we”, “our”, “us” or “WPMC”) is for the three and six months ended June 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements are provided and made as of the date of this MD&A and the Company has no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

WPMC is a for-profit entity formed on August 3, 2011 in the State of Delaware that provides financing and consulting services through a consulting agreement with Northeast Patient Group doing business as Wellness Connection of Maine (“WCM”). WCM is a non-profit entity formed on November 15, 2010 in the State of Maine that holds four dispensary licenses from the Maine Department of Health and Human Services and began operating medicinal dispensary operations in Bath, Brewer, Gardiner and Portland, Maine in 2011. WCM also operates a 40,000 square foot marijuana cultivation / processor facility in Auburn, Maine.

Highlights from the three and six months ended June 30, 2018

2018 saw a reduction in revenues statewide for all cannabis operations due to market competition and regulatory restraints. As a result, WPMC revenues declined when compared to the six months ended June 30, 2017. However, the future outlook of the industry continues to be strong as regulations point toward recreational implementation and tightening of competitors in the industry.

1

Operational and Regulation Overview

Maine has allowed prescribing and limited possession of medical marijuana since 1999, but the law lacked any distribution mechanism. On November 3, 2009 a referendum approved medical-grade marijuana to be dispensed by licensed dispensaries to persons with one of 17 debilitating and chronic medical conditions including HIV/AIDS, Crohn’s disease, cancer and PTSD. WPMC provides management and operational services to WCM, a non-profit entity holding four dispensary certificates of registration and one cultivation and processing certificate of registration.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 and 2017 and as at June 30, 2018 and December 31, 2017. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	Three months ended				Six months ended
	June 30,		Change		June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenues, net	$40,000	$451,185	$(411,185)	(91)%	$140,000	$1,210,806	$(1,070,806)	(88)%
Sub-consulting fee	(26,667)	(84,537)	57,870	68	(70,133)	(124,811)	54,678	44
Gross profit	13,333	366,648	(353,315)	(96)	69,867	1,085,995	(1,016,128)	(94)
Total operating expenses	(82,844)	(246,009)	163,165	66	(250,596)	(424,156)	173,560	41
Total other income	18,569	31,190	(12,621)	(40)	35,993	58,559	(22,566)	(39)
Net income (loss)	$(50,942)	$151,829	$(202,771)	(134)	$(144,736)	$720,398	$(865,134)	(120)
			Change
	June 30,	December 31,
	2018	2017	$	%
Total assets	$767,182	$1,335,252	$(568,070)	(43)%

Results of operations for the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017

Revenues

The Company derives its revenues through a management and consulting agreement with a retail dispensary and cultivation business where cannabis and cannabis-infused products are sold to consumers.

Revenues decreased $411,185, or 91%, to $40,000 and $1,070,806, or 88%, to $140,000 for the three and six months ended June 30, 2018, respectively. The decrease was driven by decreased sales at the non-profit entity, WCM, and the continued build out of the cultivation facility.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold decreased $57,870, or 68%, to $26,667 and $54,678, or 44%, to $70,133 for the three and six months ended June 30, 2018, respectively, primarily due to the decrease in edibles sales during those periods. The gross profit margin was 33% and 81% for the three months ended June 30, 2018 and 2017, respectively, and 50% and 90% for the six months ended June 30, 2018 and 2017, respectively.

2

Total operating expenses

Total operating expenses consist primarily of costs incurred at our corporate offices and other professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses decreased $163,165, or 66%, to $82,844 and $173,560, or 41%, to $250,596 for the three and six months ended June 30, 2018, respectively. This was primarily driven by a significant decrease in professional fees incurred.

Total other income

Total other income decreased $12,621, or 40%, to $18,569 and $22,566, or 39%, to $35,993 for the three and six months ended June 30, 2018, respectively. The decrease is driven by lower interest payments made on an outstanding loan receivable WPMC entered into with WCM. The Company predicts this amount will continue to decrease until the loan is paid off in its entirety in 2019.

Net income (loss)

Net loss for the three months ended June 30, 2018 was $50,942, compared to net income for the three months ended June 30, 2018 of $151,829, a decline of $202,771. Net loss for the six months ended June 30, 2018 was $144,736, compared to net income for the six months ended June 30, 2018 of $720,398, a decline of $865,134. The change in net income (loss) was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business and for general corporate purposes. Our primary source of liquidity is funds generated through the normal course of business shown in our operating activities. Our ability to fund our operations or make planned capital expenditures depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	For the six months
Change in Cash	ended June 30,		Change
	2017	2016	$	%
Net cash provided by (used in) operating activities	$(79,543)	$259,147	$(338,690)	(131)%
Net cash provided by investing activities	304,403	325,377	(20,974)	(6)%
Net cash used in financing activities	(381,238)	(656,467)	275,229	(42)%
Change in cash	$(156,378)	$(71,943)	$(84,435)	117%

As at June 30, 2018, we had $5,024 of cash and $644,845 of working capital surplus (current assets minus current liabilities), compared with $62,524 of cash and $637,453 of working capital surplus as at June 30, 2017.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash provided by (used in) operating activities

Net cash used in operating activities was $79,543 for the six months ended June 30, 2018, compared to cash provided by operating activities of $259,147 for the six months ended June 30, 2017, a decline of $338,690. The decrease was primarily driven by the increased net loss, partially offset by the lower usage of cash during the six months ended June 30, 2018.

3

Cash provided by investing activities

Net cash provided by investing activities was $304,403 for the six months ended June 30, 2018, a decrease of $20,974, or 6%, compared to $325,377 for the six months ended June 30, 2017.

These amounts represent repayments on the note receivable issued by WPMC to WCM. The Company would expect this amount to decrease until it is fully paid off in 2019.

Cash used in financing activities

Net cash used in financing activities was $381,238 for the six months ended June 30, 2018, a decrease of $275,229, or 42%, compared to $656,467 for the six months ended June 30, 2017.

The outflows for both years represent capital distributions to the various members of the Company. Due to the decreased net income for the first six months 2018, less capital distributions were made to the members for the period ended June 30, 2018.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

WPMC renders consulting services and assistance to WCM pursuant to agreements between the Company and WCM and in compliance with the laws, rules and regulations of the State of Maine, as was approved by the State of Maine Department of Health and Human Services (“DHHS”). WPMC has a common ownership interest with WCM and has issued several loans over the course of the agreement as part of this assistance. No loans have been issued since 2012. Refer to Note 7 in the condensed interim financial statements for further details on these loans.

Additionally, as part of the terms and conditions of the agreement, WCM makes royalty payments to WPMC based on a percentage of net sales of products. WPMC then remits a portion of these royalty payments to CanWell, an investor in WPMC, in exchange for consulting services related to botanical processing.

Either party can opt out of the arrangement subject to the terms of the consulting agreement.

7.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The estimates and judgements that were used in the preparation of these financial statements include revenue recognition, the collectibility of the loan receivable, and assessing the Company's ability to continue as a going concern.

8.	CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

There have been no changes in, or adoption of, accounting principles since our annual audited financial statements. Refer therein for details.

4

9.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. Additionally, the Company currently receives all of its revenue based upon a management and consulting agreement with WCM. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at June 30, 2018 is the carrying amount of cash and promissory note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at June 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at June 30, 2018, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the period ended June 30, 2018.

10.	OUTSTANDING SHARE DATA

WPMC ownership is comprised of two classes of membership interests; 2,400,000 Class A shares and 3,600,000 Class B shares. Class B shareholders have a preferential right to 120% of their invested capital and thereafter receive only 20% of subsequent distributions until Class A shareholders have received $1,560,000 in total distributions. Thereafter, ongoing distributions are made in accordance with each member’s percentage share of aggregate WPMC ownership interests.

5

Company distributions have repaid Class B shareholders their invested capital and preferred return and met the Class A shareholder target distribution. Consequently, all ongoing distributions are paid to investors in pro-rata fashion, reflecting their ownership interests, irrespective of whether they are comprised of Class A or Class B shares.

During the periods ended June 30, 2018 and 2017, there were no additional shares issued or authorized.

During 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, increased its ownership interest in The Wellness & Pain Management Connection, LLC, to a controlling interest after a $19.4M all-in consideration.

6

Schedule “T”

PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC FINANCIAL STATEMENTS

Years Ended December 31, 2017 and 2016
(Expressed in US Dollars, unless otherwise stated)

Page

Independent Auditors' Report	3

Financial Statements

Statements of Financial Position	4

Statements of Operations and Comprehensive Income	5

Statements of Members' Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 12

INDEPENDENT AUDITORS' REPORT

To the Members of

Prime Alternative Treatment Center Consulting, LLC

We have audited the accompanying financial statements of Prime Alternative Treatment Center Consulting, LLC, which comprise the statements of financial position as at December 31, 2017 and 2016, and the statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Prime Alternative Treatment Center Consulting, LLC as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

November 2, 2018

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2017 AND 2016

(Expressed in U.S. Dollars)	Note	December 31, 2017	December 31, 2016
ASSETS
Cash		$40,352	$17,408
Accrued interest from related party receivable	6	1,014,571	286,942
Total current assets		1,054,923	304,350

Related party loan receivable - PCG	6	—	150,000
Related party loan receivable - PATC	6	4,869,107	4,752,107
Total non-current assets		4,869,107	4,902,107

TOTAL ASSETS		$5,924,030	$5,206,457

LIABILITIES AND MEMBERS’ EQUITY
TOTAL LIABILITIES		$—	$—

Members' equity	5	4,712,500	4,712,500
Retained earnings		1,211,530	493,957
TOTAL MEMBERS’ EQUITY		5,924,030	5,206,457

TOTAL LIABILITIES AND MEMBERS' EQUITY		$5,924,030	$5,206,457

 See accompanying notes to financial statements

4

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(U.S. dollars, except unit data)	Note	December 31, 2017	December 31, 2016
OPERATING EXPENSES
General and administrative		$10,056	$10,589
Total operating expenses		10,056	10,589

Loss from operations		(10,056)	(10,589)

Other income	6	727,629	476,411
Total other income		727,629	476,411

Net income and comprehensive income		$717,573	$465,822

 See accompanying notes to financial statements

5

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(U.S. dollars, except unit data)	Membership Units	Members' Equity	Retained Earnings	Total Members' Equity
December 31, 2015	470,000	$1,412,500	$28,135	$1,440,635
Contributed capital	453,334	3,300,000	—	3,300,000
Net income and comprehensive income	—	—	465,822	465,822
December 31, 2016	923,334	4,712,500	493,957	5,206,457
Contributed capital	—	—	—	—
Net income and comprehensive income	—	—	717,573	717,573
December 31, 2017	923,334	$4,712,500	$1,211,530	$5,924,030

 See accompanying notes to financial statements

6

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31,	December 31,
(expressed in U.S. dollars)	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income and comprehensive income	$717,573	$465,822

Changes in non-cash working capital items:
Interest receivable from related party	(727,629)	(259,458)
Prepaid balances	—	138,003
Net cash (used in) provided by operating activities	$(10,056)	$344,367

CASH FLOWS FROM INVESTING ACTIVITIES:
Notes (issued to) repaid by related party - PCG	150,000	(2,150,000)
Notes (issued to) repaid by related party - PATC	(117,000)	(3,651,907)
Net cash provided by (used in) investing activities	$33,000	$(5,801,907)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributed capital	—	3,300,000
Net cash provided by financing activities	$—	$3,300,000

NET INCREASE (DECREASE) IN CASH	22,944	(2,157,540)
CASH - Beginning of year	17,408	2,174,948
CASH - End of year	$40,352	$17,408

 See accompanying notes to financial statements

7

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Prime Alternative Treatment Center Consulting, LLC (“PATCC” or the "Company") is a for-profit entity formed on January 15, 2015 in the State of New Hampshire that provides financing and consulting services to Prime Alternative Treatment Center, Inc. (“PATC”). PATC is a non-profit entity formed on January 15, 2015 in the State of New Hampshire and is one of four licensed, vertically integrated Alternative Treatment Centers in the state of New Hampshire with a dispensary in Merrimack, New Hampshire and a marijuana cultivation and processing facility in Peterborough, New Hampshire.

2.	BASIS OF PREPARATION

Statement of compliance

The policies applied in this financial statement are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”), effective for the Company's reporting for the year ended December 31, 2017. These financial statements were approved and authorized for issue by management on November 2, 2018.

Basis of measurement

These financial statements have been prepared on an historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these annual financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

The financial statements and the accompanying notes are expressed in U.S Dollars, which is the Company’s functional currency.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash

The cash balance is comprised of solely of cash on hand as at December 31, 2017 and 2016.

Notes receivable from related party

Notes receivable from related party is recognized at amortized cost as the payment received was solely on the principal of the amount outstanding. See Note 6 for further details.

Financial instruments

The Company early-adopted IFRS 9, which replaced IAS 39 “Financial Instruments: Recognition and Measurement”. The revised guidance changed the classification and measurement of financial assets and liabilities. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. It contains three primary measurement categories for financial assets: measured at amortized cost, fair value through profit and loss (“FVTPL”), and fair value through other comprehensive income (“FVTOCI”). Presently, as the Company's only financial instruments are in the form of cash, a related party loan receivable and its corresponding interest, the financial assets held by the Company are measured at amortized cost.

The Company accounting policy in respect to its financial instruments is as follows:

(i)       Financial assets - are classified and measured at FVTPL unless they meet the following criteria for amortized cost:

• The Company plans to hold the financial assets in order to collect contractual cash flows; and

8

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)

• Payments received on the financial assets are solely payments of principal and interest on the principal amount outstanding.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

• Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2 inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

•	Level 3 inputs for assets or liabilities not based upon observable market data

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash	Amortized Cost
Promissory notes receivable	Amortized Cost
Accrued interest	Amortized Cost

Revenue

Management fee revenue is recognized at the fair value of consideration received or receivable. The Company's revenue is derived from a consulting agreement made with PATC in which PATCC receives consideration for certain services provided as defined in the consulting agreement executed on January 15, 2015.

Revenue is recognized at the fair value of consideration received or receivable. Revenue is recognized when the following conditions have been satisfied: persuasive evidence of an arrangement exists, services are rendered, the price is fixed or determinable, and collectibilty is reasonably assured.

Additionally, the Company elected to early adopt IFRS 15 Revenue from Contracts with Customers. IFRS 15 supersedes the existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRS guidance. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

As described above, the Company's only source of revenue is through a management and consulting agreement with PATC. The early adoption of IFRS 15 did not affect the Company’s statement of financial position or cash flows from operating, investing, or financing activities. Furthermore, the impact on timing of revenue recognition was not material as the treatment of revenue for services rendered is consistent under IFRS 15 and IAS 18.

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

9

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)

Critical accounting estimates and judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The estimates and judgements that were used in the preparation of these financial statements include revenue recognition, the collectibility of the loan receivable, and assessing the Company's ability to continue as a going concern.

Impairment on financial assets

At each reporting date the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

New standards and interpretations issued but not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2017 and, in some cases, have not been applied in preparing these financial statements:

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 Leases. The new standard will result in an increase in lease assets and liabilities for the leasee. Under the new standard, the treatment of all lease expense is aligned in the Statement of Operations with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. Based on current operations, the Company does not expect this standard to have significant impact on our financial statements.

4.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at December 31, 2017 is the carrying amount of cash and promissory note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

10

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at December 31, 2017, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

5.	MEMBERS' EQUITY

The Company has three classes of units: Preferred Units, Class A Units, and Class B Units. Each Preferred Unit and Class A Unit entitles the holder to voting rights. Class B Units are non-voting, as defined by the Company's operating agreement. As of December 31, 2017 and 2016, the Company had 263,334 Preferred Units, 660,000 Class A Units, and no Class B Units outstanding.

On January 15, 2016, 163,334 Preferred Units and 290,000 Class A units were issued to various shareholders for proceeds of $3,300,000.

6.	RELATED PARTY TRANSACTIONS

The Company issued a line of credit agreement ("LOC") with PATC, which has a common ownership interest with PATCC, for $4,650,000. This agreement was effective on August 1, 2016 and runs through July 1, 2022 with an interest rate of 15%. The principal balance is reflected in the "Related party loan receivable - PATC" line item on the Statement of Financial Position. The interest receivable balance is reflected in the "Accrued interest from related party receivable" line item on the Statement of Financial Position. The interest income earned is shown as "Income from investments, net" on the Statement of Operations and Comprehensive income.

The Company also issued a term loan with Prime Consulting Group ("PCG"), which has a common ownership interest with PATCC, for $3,000,000 on January 20, 2015. It had a balance of $150,000 as of December 31, 2016 and a zero dollar balance as of December 31, 2017. This is reflected in the "Related party loan receivable - PCG" line item on the Statement of Financial Condition.

11

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)

As described in Note 1, the Company provides management and consulting services to PATC. Per the terms of the agreement, the Company provides support services and consulting expertise. As part of the terms and conditions of the agreement, PATC makes royalty payments to PATCC based on a percentage of net sales of products. PATCC only recognizes the revenue to the extent collectible as noted in our significant accounting policy. Either party can opt out of the arrangement subject to the terms of the consulting agreement.

7.	SUBSEQUENT EVENTS

In July 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, acquired all remaining non-controlling interests in Prime Alternative Treatment Center Consulting, LLC. Total consideration for this transaction was approximately $16.1 million consisting of a promissory note and HSCP membership units.

12

Schedule “U”

PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S MD&A FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(see attached)

1.       INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Prime Alternative Treatment Center Consulting, LLC (the “Company”, “we”, “our”, “us” or “PATCC”) is for the years ended December 31, 2017 and 2016. It is supplemental to, and should be read in conjunction with, the Company’s audited financial statements and the accompanying notes for the years ended December 31, 2017 and 2016. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements are provided and made as of the date of this MD&A and the Company has no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

Prime Alternative Treatment Center Consulting, LLC is a for-profit entity formed on January 15, 2015 in the State of New Hampshire that provides financing and consulting services to Prime Alternative Treatment Center, Inc. (“PATC”). PATC is a non-profit entity formed on January 15, 2015 in the State of New Hampshire and is one of four licensed, vertically integrated Alternative Treatment Centers in the state of New Hampshire with a dispensary in Merrimack, New Hampshire and a marijuana cultivation and processing facility in Peterborough, New Hampshire.

Highlights from the year ended December 31, 2017

Operations have been consistent year-over-year with PATCC. The business is relatively nascent as 2016 was the first full year of operations. The non-profit continues to see increased sales, which will eventually be reflected in PATCC through the terms of the consulting agreement.

1

Operational and Regulation Overview

New Hampshire’s Therapeutic Cannabis Program was enacted on July 23, 2013, allowing New Hampshire residents with qualifying medical conditions to use cannabis for medical purposes. Among the 18 original qualifying medical conditions were cancer, HIV/AIDS, ALS and Crohn’s disease, with post-traumatic stress disorder and other medical conditions added later. The first New Hampshire dispensary began serving patients on April 30, 2016. On July 18, 2017, a bill was passed reducing penalties for non-registered and non-medicinal possession of three-quarters of an ounce or less of cannabis from a criminal misdemeanor to a civil violation punishable only by a fine.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2017 and December 31, 2016. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	As at and for the year ended
	December 31,		Change
	2017	2016	$	%
Total operating expenses	$(10,056)	$(10,589)	$533	(5)%
Total other income	727,629	476,411	251,218	53%
Net income	$717,573	$465,822	$251,751	54%
Total assets	$5,924,030	$5,206,457	$717,573	14%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total operating expenses

Total operating expenses consist primarily of professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses for the year ended December 31, 2017 was $10,056, a decrease of $533, or 5%, when compared to December 31, 2016. These amounts are relatively consistent year-over-year, and may increase going forward from the scaling up of operations.

Total other income

Total other income for the year ended December 31, 2017 was $727,629, an increase of $251,218, or 53%, when compared to $476 for the year ended December 31, 2016. The increase is driven by the fact the loan from which the interest income is derived was not issued until August 2016. Therefore, 2017 was the first full year of recorded interest income.

Net income

Net income for the year ended December 31, 2017 was $717,573, an increase of $251,751 or 54%, compared to

$465,822 for the year ended December 31, 2016. The increase in net income was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. To date, we have used private financing as a source of liquidity for general corporate purposes. Our ability to fund our operations depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

2

	For the year ended
Change in Cash	December 31,		Change
	2017	2016	$
Net cash provided by (used in) operating activities	$(10,056)	$344,367	$(354,423)
Net cash provided by (used in) investing activities	33,000	(5,801,907)	5,834,907
Net cash provided by financing activities	—	3,300,000	(3,300,000)
Change in cash	$22,944	$(2,157,540)	$2,180,484

As at December 31, 2017, we had $40,352 of cash and $1,054,923 of working capital surplus (current assets minus current liabilities), compared with $17,408 of cash and $304,350 of working capital surplus as at December 31, 2016.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash provided by (used in) operating activities

Net cash used in operating activities was $10,056 for the year ended December 31, 2017, compared to cash provided by operating activities of $344,367 for the year ended December 31, 2016. The decrease was primarily driven by the increased balance of interest receivable during the year ended December 31, 2017.

Cash provided by (used in) investing activities

Net cash provided by investing activities was $33,000 for the year ended December 31, 2017, compared to cash used in investing activities of $5,801,907 for the year ended December 31, 2016.

The inflows of $33,000 for the year ended December 31, 2017 consisted of $150,000 of funds received from a related party. This amount was partially offset by issuing funds to PATC for $117,000. See Note 6 of the annual audited financial statements for further details.

The outflows of $5,801,907 for the year ended December 31, 2016 consisted of a repayment of $2,150,000 on related party loans and an issuance of funds to PATC for $3,651,907. See Note 6 of the annual audited financial statements for further details.

Cash provided by financing activities

Net cash provided by financing activities was nil for the year ended December 31, 2017 and $3,300,000 for the year ended December 31, 2016.

The inflow for the year ended December 31, 2016 represents a capital infusion received from a founding member to fund the operations of the business.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

The Company issued a line of credit agreement (“LOC”) with PATC, which has a common ownership interest with PATCC, for $4,650,000. This agreement was effective on August 1, 2016 and runs through July 1, 2022 with an interest rate of 15%. This LOC was repaid during 2017.

The Company also issued a term loan with Prime Consulting Group ("PCG"), which has a common ownership interest with PATCC, for $3,000,000 on January 20, 2015. The outstanding balance of $150,000 as of December 31, 2016 was repaid during 2017.

3

As described in Note 1 of the annual audited financial statements, the Company provides management and consulting services to PATC. Per the terms of the agreement, the Company provides support services and consulting expertise. As part of the terms and conditions of the agreement, PATC makes royalty payments to PATCC based on a percentage of net sales of products. PATCC only recognizes the revenue to the extent collectible as noted in our significant accounting policy.

Either party can opt out of the arrangement subject to the terms of the consulting agreement.

7.	PROPOSED TRANSACTIONS

Subsequent event

In July 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, acquired all remaining non-controlling interests in Prime Alternative Treatment Center Consulting, LLC. Total consideration for this transaction was approximately $16.1M consisting of a promissory note and HSCP membership units.

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The estimates and judgements that were used in the preparation of these financial statements include revenue recognition, the collectibility of the loan receivable, and assessing the Company's ability to continue as a going concern.

9.       CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES New standards and interpretations issued but not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2017 and, in some cases, have not been applied in preparing these financial statements:

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 Leases. The new standard will result in an increase in lease assets and liabilities for the leasee. Under the new standard, the treatment of all lease expense is aligned in the Statement of Operations with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. Based on current operations, the Company does not expect this standard to have significant impact on our financial statements.

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

4

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at December 31, 2017 is the carrying amount of cash and promissory note receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at December 31, 2017, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2017.

11.	OUTSTANDING SHARE DATA

The Company has three classes of units: Preferred Units, Class A Units, and Class B Units. Each Preferred Unit and Class A Unit entitles the holder to voting rights. Class B Units are non-voting, as defined by the Company's operating agreement. As of December 31, 2017 and 2016, the Company had 263,334 Preferred Units, 660,000 Class A Units, and no Class B Units outstanding.

On January 15, 2016, 163,334 Preferred Units and 290,000 Class A units were issued to various shareholders for proceeds of $3,300,000.

5

Schedule “V”

PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in US Dollars, unless otherwise stated)
(Unaudited)

Page

Condensed Interim Financial Statements

Statements of Financial Position	3

Statements of Operations and Comprehensive Income	4

Statements of Members' Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 9

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2018 AND DECEMBER 31, 2017
(UNAUDITED)

(Expressed in U.S. Dollars)	Note	June 30, 2018	December 31, 2017
ASSETS
Cash		$36,847	$40,352
Accrued interest from related party receivable	5	1,376,753	1,014,571
Total current assets		1,413,600	1,054,923

Related party loan receivable - PATC	5	4,869,107	4,869,107
Total non-current assets		4,869,107	4,869,107

TOTAL ASSETS		6,282,707	5,924,030

LIABILITIES AND MEMBERS' EQUITY
TOTAL LIABILITIES		—	—

Members equity	4	4,712,500	4,712,500
Retained earnings		1,570,207	1,211,530
TOTAL MEMBERS' EQUITY		6,282,707	5,924,030

TOTAL LIABILITIES AND MEMBERS' EQUITY		$6,282,707	$5,924,030

 See accompanying notes to the condensed interim financial statements

3

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017
(UNAUDITED)

		Three months ended		Six months ended
(U.S. dollars, except unit data)	Note	June 30,		June 30,
		2018	2017	2018	2017
OPERATING EXPENSES		$1,557	$884	$3,505	$1,898
General and administrative		1,557	884	3,505	1,898
Total operating expenses

Loss from operations		(1,557)	(884)	(3,505)	(1,898)

Other income	5	182,091	180,090	362,182	360,494
Total other income		182,091	180,090	362,182	360,494

Net income and comprehensive income		$180,534	$179,206	$358,677	$358,596

 See accompanying notes to the condensed interim financial statements

4

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017
(UNAUDITED)

(US dollars, except unit data)	Membership Units	Members Equity	Retained Earnings	Total Members'
				Equity
December 31, 2016	923,334	$4,712,500	$493,957	$5,206,457
Net income and comprehensive income	—	—	358,596	358,596
June 30, 2017	923,334	4,712,500	852,553	5,565,053

December 31, 2017	923,334	4,712,500	1,211,530	5,924,030
Net income and comprehensive income	—	—	358,677	358,677
June 30, 2018	923,334	$4,712,500	$1,570,207	$6,282,707

See accompanying notes to the condensed interim financial statements

5

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2018 AND 2017
(UNAUDITED)

(expressed in U.S. dollars)	June 30, 2018	June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income and comprehensive income	$358,677	$358,596

Changes in non-cash working capital items:
Interest receivable from related party	(362,182)	(385,494)
Net cash (used in) provided by operating activities	$(3,505)	$(26,898)

CASH FLOWS FROM INVESTING ACTIVITIES:
Notes (issued to) repaid by related party - PCG	—	150,000
Notes (issued to) repaid by related party - PATC	—	(117,000)
Net cash provided by (used in) investing activities	$—	$33,000

NET INCREASE (DECREASE) IN CASH	(3,505)	6,102
CASH - Beginning of year	40,352	17,408
CASH - End of year	$36,847	$23,510

 See accompanying notes to the condensed interim financial statements

6

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)
 (Unaudited)

1.	NATURE OF OPERATIONS

Prime Alternative Treatment Center Consulting, LLC (“PATCC” or the "Company") is a for-profit entity formed on January 15, 2015 in the State of New Hampshire that provides financing and consulting services to Prime Alternative Treatment Center, Inc. (“PATC”). PATC is a non-profit entity formed on January 15, 2015 in the State of New Hampshire and is one of four licensed, vertically integrated Alternative Treatment Centers in the state of New Hampshire with a dispensary in Merrimack, New Hampshire and a marijuana cultivation and processing facility in Peterborough, New Hampshire.

2.	BASIS OF PREPARATION

Statement of compliance

The policies applied in these condensed interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”), effective for the Company's reporting for the period ended June 30, 2018.

These condensed interim financial statements for the three and six months ending June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements at December 31, 2017. These condensed interim consolidated financial statements were approved and authorized for issue by management on November 2, 2018.

Basis of measurement

These condensed interim financial statements have been prepared on an historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these annual financial statements have been prepared using the accrual basis of accounting.

Basis of financial statements

The condensed interim financial statements and the accompanying notes are expressed in U.S Dollars, which is the Company’s functional and presentation currency.

3.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at June 30, 2018 is the carrying amount of cash and loan receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

7

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)
 (Unaudited)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. As at June 30, 2018, the Company does not have any financial liabilities and based on the Company’s working capital position at June 30, 2018, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the period ended June 30, 2018.

4.	MEMBERS' EQUITY

The Company has three classes of units: Preferred Units, Class A Units, and Class B Units. Each Preferred Unit and Class A Unit entitles the holder to voting rights. Class B Units are non-voting, as defined by the Company's operating agreement. As of June 30, 2018 and 2017, the Company had 426,668 Preferred Units, 950,000 Class A Units, and no Class B Units outstanding. No membership units were issued during the period ended June 30, 2018.

5.	RELATED PARTY TRANSACTIONS

The Company issued a line of credit agreement ("LOC") with PATC, which has a common ownership interest with PATCC, for $4,650,000. This agreement was effective on August 1, 2016 and runs through July 1, 2022 with an interest rate of 15%. The principal balance is reflected in the "Related party loan receivable - PATC" line item on the Statement of Financial Position. The interest receivable balance is reflected in the "Accrued interest from related party receivable" line item on the Statement of Financial Position. The interest income earned is shown as "Income from investments, net" on the Statement of Operations and Comprehensive income. This LOC was repaid during 2017.

The Company also issued a term loan with Prime Consulting Group ("PCG"), which has a common ownership interest with PATCC, for $3,000,000 on January 20, 2015. The outstanding balance of $150,000 as of December 31, 2016 was repaid during 2017.

As described in Note 1, the Company provides management and consulting services to PATC. Per the terms of the agreement, the Company provides support services and consulting expertise. As part of the terms and conditions of the agreement, PATC makes royalty payments to PATCC based on a percentage of net sales of products. PATCC only recognizes the revenue to the extent collectible as noted in our significant accounting policy. Either party can opt out of the arrangement subject to the terms of the consulting agreement.

8

PRIME ALTERNATIVE TREATMENT CENTER CONSULTING, LLC

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in US Dollars, unless otherwise stated)
 (Unaudited)

6.	SUBSEQUENT EVENTS

In July 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, acquired all remaining non-controlling interests in Prime Alternative Treatment Center Consulting, LLC. All-in consideration for this transaction was approximately $16.1 million.

9

Schedule “W”

PRIME ALTERNATATIVE TREATMENT CENTER CONSULTING’S MD&A FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(see attached)

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Prime Alternative Treatment Center Consulting, LLC (the “Company”, “we”, “our”, “us” or “PATCC”) is for the three and six months ended June 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Companyexpects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the proposed reverse takeover (“RTO”); expectations for the potential benefits of the RTO; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Forward-looking statements are provided and made as of the date of this MD&A and the Company has no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

The MD&A was prepared by management of the Company and approved by the Board of Directors on November 2, 2018.

2.	OVERVIEW OF THE COMPANY

Prime Alternative Treatment Center Consulting, LLC is a for-profit entity formed on January 15, 2015 in the State of New Hampshire that provides financing and consulting services to Prime Alternative Treatment Center, Inc. (“PATC”). PATC is a non-profit entity formed on January 15, 2015 in the State of New Hampshire and is one of four licensed, vertically integrated Alternative Treatment Centers in the state of New Hampshire with a dispensary in Merrimack, New Hampshire and a marijuana cultivation and processing facility in Peterborough, New Hampshire.

Highlights from the three and six months ended June 30, 2018

Operations have been consistent year-over-year with PATCC. The business is relatively nascent as 2016 was the first full year of operations. The non-profit continues to see increased sales, which will eventually be reflected in PATCC through the terms of the consulting agreement.

1

Operational and Regulation Overview

New Hampshire’s Therapeutic Cannabis Program was enacted on July 23, 2013, allowing New Hampshire residents with qualifying medical conditions to use cannabis for medical purposes. Among the 18 original qualifying medical conditions were cancer, HIV/AIDS, ALS and Crohn’s disease, with post-traumatic stress disorder and other medical conditions added later. The first New Hampshire dispensary began serving patients on April 30, 2016. On July 18, 2017, a bill was passed reducing penalties for non-registered and non-medicinal possession of three-quarters of an ounce or less of cannabis from a criminal misdemeanor to a civil violation punishable only by a fine.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 and 2017 and as at June 30, 2018 and December 31, 2017. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	Three months ended				Six months ended
	June 30,		Change		June 30,		Change
	2018	2017	$	%	2018	2017	$	%
Total operating expenses	$(1,557)	$(884)	$(673)	(76)%	$(3,505)	$(1,898)	$(1,607)	(85)%
Total other income	182,091	180,090	2,001	1	362,182	360,494	1,688	—%
Net income	$180,534	$179,206	$1,328	1%	$358,677	$358,596	$81	—%

			Change
	June 30,	December
	2018	31, 2017	$	%
Total assets	$6,282,707	$5,924,030	$358,677	6%

Results of operations for the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017

Total operating expenses

Total operating expenses consist primarily of professional service costs including legal and accounting. We expect to continue to invest considerably in this area to support the increasing complexity of the cannabis business.

Total operating expenses increased $673, or 76%, to $1,557 and $1,607, or 85%, to $3,505 for the three and six months ended June 30, 2018 and 2017, respectively. This was driven by increased general and administrative expenses, specifically in legal and professional fees.

Total other income

Total other income increased $2,001, or 1%, to $182,091 and $1,688 to $362,182 for the three and six months ended June 30, 2018 and 2017, respectively. This is consistent year-over-year as we would expect given the only balance within other income is interest income on an outstanding loan receivable.

Net income

Net income increased $1,328, or 1%, to $180,534 and $81 to $358,677 for the three and six months ended June 30, 2018 and 2017, respectively. The increase in net income was driven by the factors described above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. To date, we have used private financing as a source of liquidity for general corporate purposes. Our ability to fund our operations depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

2

	For the six months
Change in Cash	ended June 30,		Change
	2018	2017	$
Net cash used in operating activities	$(3,505)	$(26,898)	$23,393
Net cash provided by investing activities	—	33,000	(33,000)
Change in cash	$(3,505)	$6,102	$(9,607)

As at June 30, 2018, we had $36,847 of cash and $1,413,600 of working capital surplus (current assets minus current liabilities), compared with $23,510 of cash and $695,946 of working capital surplus as at June 30, 2017.

We expect that our cash on hand and cash flows from operations will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash used in operating activities

Net cash used in operating activities was $3,505 for the six months ended June 30, 2018, an increase of $23,393 compared to the six months ended June 30, 2017. The increase was primarily due to the lower interest receivable balance as of June 30, 2018. This is consistent with what management would expect per the terms of the loan agreement.

Cash provided by investing activities

Net cash provided by investing activities was nil for the six months ended June 30, 2018, compared to cash used in investing activities of $33,000 for the six months ended June 30, 2017.

The inflows of $33,000 for the year ended six months ended June 30, 2017 consisted of $150,000 of funds received from a related party entity. This amount was partially offset by issuing funds to PATC for $117,000. See Note 5 of the condensed interim financial statements for further details.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

The Company issued a line of credit agreement ("LOC") with PATC, which has a common ownership interest with PATCC, for $4,650,000. This agreement was effective on August 1, 2016 and runs through July 1, 2022 with an interest rate of 15%. This LOC was repaid during 2017.

The Company also issued a term loan with Prime Consulting Group ("PCG"), which has a common ownership interest with PATCC, for $3,000,000 on January 20, 2015. The outstanding balance of $150,000 as of December 31, 2016 was repaid during 2017.

As described in Note 1 of the condensed interim financial statements, the Company provides management and consulting services to PATC. Per the terms of the agreement, the Company provides support services and consulting expertise. As part of the terms and conditions of the agreement, PATC makes royalty payments to PATCC based on a percentage of net sales of products. PATCC only recognizes the revenue to the extent collectible as noted in our significant accounting policy.

Either party can opt out of the arrangement subject to the terms of the consulting agreement.

3

7.	PROPOSED TRANSACTIONS

Subsequent event

In July 2018, High Street Capital Partners, LLC ("HSCP"), a US-based actively managed cannabis corporation, acquired all remaining non-controlling interests in Prime Alternative Treatment Center Consulting, LLC. Total consideration for this transaction was approximately $16.1M consisting of a promissory note and HSCP membership units.

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The estimates and judgements that were used in the preparation of these financial statements include revenue recognition, the collectibility of the loan receivable, and assessing the Company's ability to continue as a going concern.

9.	CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

There have been no changes in, or adoption of, accounting principles since our annual audited financial statements. Refer therein for details.

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and risks to which it is exposed and assess the impact and likelihood of those risks.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure at June 30, 2018 is the carrying amount of cash and loan receivable. The Company does not have significant credit risk with respect to customers. The Company's cash is placed with a major United States financial institution. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. As at June 30, 2018, the Company does not have any financial liabilities and based on the Company’s working capital position at June 30, 2018, management regards liquidity risk to be low.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's interest-bearing loan is at a fixed interest rate. Therefore, the Company considers interest rate risk to be immaterial.

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Capital risk management

The Company considers its capital structure to include contributed capital, distributions, and accumulated surplus. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the period ended June 30, 2018.

11.	OUTSTANDING SHARE DATA

The Company has three classes of units: Preferred Units, Class A Units, and Class B Units. Each Preferred Unit and Class A Unit entitles the holder to voting rights. Class B Units are non-voting, as defined by the Company's operating agreement. As of June 30, 2018 and 2017, the Company had 426,668 Preferred Units, 950,000 Class A Units, and no Class B Units outstanding. No membership units were issued during the period ended June 30, 2018.

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